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As filed with the Securities and Exchange Commission on July 23, 2003

Registration No. 333-105746

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 2
to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Houghton Mifflin Company
(Exact Name of Registrant Issuer as Specified in Its Charter)

Massachusetts	2731	04-1456030
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

222 Berkeley Street
Boston, Massachusetts 02116
(617) 351-5000
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant's Principal Executive Offices)
 Paul D. Weaver
Clerk and General Counsel
Houghton Mifflin Company
222 Berkeley Street
Boston, Massachusetts 02116
(617) 351-5000
(Name, Address, Including Zip Code, and Telephone Number, Including
Area Code, of Agent For Service)

With a copy to:

Edward P. Tolley III, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

        If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act Registration number of the earlier effective Registration Statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective Registration Statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Note	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

9.875% Senior Subordinated Notes due 2013	$400,000,000	100%	$400,000,000	$32,360(2)

8.250% Senior Notes due 2011	$600,000,000	100%	$600,000,000	$48,540(2)

(1)
Estimated solely for the purpose of calculating the registration fee.

(2)
Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Prospectus

$1,000,000,000

Offer to Exchange All Outstanding $600,000,000 8.250% Senior Notes due 2011 for $600,000,000 8.250% Senior Notes due 2011, which have been registered under the Securities Act of 1933

and

Offer to Exchange All Outstanding $400,000,000 9.875% Senior Subordinated Notes due 2013 for $400,000,000 9.875% Senior Subordinated Notes due 2013, which have been registered under the Securities Act of 1933

The Exchange Offers

  •
  Houghton Mifflin Company will exchange all outstanding notes that are validly tendered and not validly withdrawn for an equal principal amount of exchange notes that are freely tradeable in integral multiples of $1,000. The exchange offers are independent of each other and neither exchange offer is conditioned upon the other exchange offer.

  •
  You may withdraw tenders of outstanding notes at any time prior to the expiration of the exchange offers.

  •
  The exchange offers expire at midnight, New York City time, on August 22, 2003, unless extended. We do not currently intend to extend the expiration date of either exchange offer.

  •
  The exchange of outstanding notes for the exchange notes in the exchange offers will not constitute a taxable event to holders for U.S. federal income tax purposes.

The Exchange Notes

  •
  The terms of the exchange notes to be issued in the exchange offers are substantially identical to the outstanding notes, except that the exchange notes will be freely tradeable.

  •
  We do not intend to apply for the listing of the exchange notes on any securities exchange or automated dealer quotation system.

Broker-Dealers

  •
  Each broker-dealer that receives exchange notes for its own account in either exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. The letters of transmittal state that, by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

  •
  This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where the outstanding notes were acquired by the broker-dealer as a result of market-making activities or other trading activities.

  •
  We have agreed that, for a period of 90 days after the consummation of the exchange offers, we will make this prospectus available to any broker-dealer for use in connection with the resale of exchange notes. See "Plan of Distribution."

        You should consider carefully the risk factors beginning on page 21 of this prospectus before participating in either exchange offer.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 25, 2003.

        You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different from that contained in this document. This document may be used only where it is legal to sell these securities. The information in this document may be accurate only on the date of this document.

i

PROSPECTUS SUMMARY

        This summary highlights information about our company, our industry, our business strengths and strategies, our recent acquisition by our sponsors, the terms of the exchange offers and exchange notes and our historical and pro forma financial information contained elsewhere in this prospectus. This summary may not contain all of the information that is important to you. We urge you to read this entire prospectus, including the "Risk Factors" section and the consolidated financial statements and related notes. In this prospectus, the terms "we," "our," "ours," "us," "Company," "Houghton" and "Houghton Mifflin" refer collectively to Houghton Mifflin Company and its subsidiaries, except where otherwise indicated. The use of these terms is not intended to imply that Houghton Mifflin Company and its subsidiaries are not separate and distinct legal entities. Houghton Mifflin Company is the sole obligor on the notes, and its subsidiaries do not have any obligation with respect to the notes. The historical and projected data set forth below under "—Industry Overview" and elsewhere in this prospectus are derived from data provided by the U.S. Department of Education, Simba Information Inc. and Association of American Publishers. For a more comprehensive discussion of Houghton Mifflin, the "adoption" process and terms such as "basal" and "supplemental materials," see "Business."

Our Company

        We are a leading publisher in the pre-kindergarten through grade twelve ("K-12") and college education, trade and reference, and educational, clinical and professional testing markets in the United States. From 1998 through 2002, our net sales grew at a compound annual growth rate ("CAGR") of 7.8%. For the year ended December 31, 2002, we generated net sales of $1,194.6 million, cash flows provided by operating activities of $284.7 million and, after giving effect to a goodwill impairment charge of $775.0 million, a net loss of $790.1 million.

        Our diverse product offerings are classified into four operating segments:

  •
  K-12 Publishing.  Our K-12 Publishing segment develops comprehensive educational programs, comprised primarily of textbooks, workbooks, supplemental materials, teaching guides, technology-based components and other resources. We also provide testing and assessment services. K-12 Publishing targets the more than 53 million students in over 115,000 elementary and secondary schools in the United States as well as the complementary clinical testing market.

  •
  School.  Our School division develops and markets leading basal programs for the kindergarten through grade eight ("K-8") market utilizing the long-standing Houghton Mifflin brand. Basal programs are comprehensive programs intended to provide a complete course of study on a subject, either at a single grade level or across grade levels, and are the primary source of classroom instruction.

  •
  McDougal Littell.  Our McDougal Littell division develops and markets leading basal programs for the grades six through twelve ("6-12") market utilizing the well-respected McDougal Littell brand.

  •
  Great Source Education Group.  Our Great Source division develops and markets leading instructional, curriculum-based educational supplements for pre-kindergarten through grade twelve utilizing various brands, including the well-known Write Source brand.

  •
  Riverside.  Our Riverside division develops and markets testing and assessment products for the K-12 and clinical markets, and is particularly well-known for prominent tests such as the Iowa Tests of Basic Skills, the Woodcock-Johnson III Complete Battery and the Stanford-Binet Intelligence Scales Test.

    For the year ended December 31, 2002, the K-12 Publishing segment's net sales were $773.0 million (approximately 65% of our total net sales).

  •
  College Publishing.  Our College Publishing segment publishes leading textbooks, ancillary products such as workbooks and study guides, technology-based instructional materials, teacher materials and other materials, primarily for introductory college-level courses. We target the more than 15 million students in over 4,000 institutions in the post-secondary higher education market. We have a portfolio of titles written by highly respected college authors and concentrate on the largest introductory courses in core disciplines such as mathematics, chemistry, business, accounting, history, modern languages and remedial studies. We are also a leader in the high school advanced placement market, selling a substantial number of college products through our McDougal Littell division. For the year ended December 31, 2002, the College Publishing segment's net sales were $212.0 million (approximately 18% of our total net sales).

  •
  Trade and Reference Publishing.  This segment includes our Trade and Reference division and Kingfisher Publishing plc ("Kingfisher"). Our Trade and Reference division publishes quality fiction and non-fiction books for adults and children, dictionaries and other reference materials. Our extensive and prestigious publishing backlist contains many notable classics, including titles that have received twenty-seven Pulitzer Prizes, nine National Book Awards, six New York Times "Notable Books of the Century" awards, ten Caldecott Medals and ten Newbery Medals. Renowned titles include the Curious George family of children's books, The Polar Express by Chris Van Allsburg, the Best American series, Peterson Field Guides and the U.S. editions of J.R.R. Tolkien's The Hobbit and The Lord of the Rings trilogy. Kingfisher is a U.K.-based publisher of childrens fiction and non-fiction titles and reference materials for the trade market worldwide. For the year ended December 31, 2002, the Trade and Reference Publishing segment's net sales were $144.5 million (approximately 12% of our total net sales).

  •
  Other.  This segment includes our Promissor division as well as unallocated corporate items. Our Promissor division develops and provides testing services and products for professional certification and licensure, as well as employment screening, placement and evaluation to regulatory entities, professional associations and corporations. For the year ended December 31, 2002, the Other segment's net sales were $65.1 million (approximately 5% of our total net sales).

Industry Overview

        We are one of the largest participants in the instructional materials and testing portion of the U.S. educational publishing industry. The spending in this sector was estimated to be almost $11 billion in 2001, which was comprised of: (i) $6.9 billion for K-12 educational materials, with textbooks estimated to account for almost half of that amount; (ii) $3.2 billion for new college instructional materials; and (iii) $850 million for educational testing. Our target educational publishing, testing and assessment markets benefit directly from government spending on education, which aggregated more than $350 billion in 2001, including spending on teacher salaries, infrastructure, transportation, instructional materials and other items. According to the U.S. Department of Education, total government spending on K-12 education in the United States has grown at an approximate 8% CAGR over the past 30 years. State and local sources account for over 90% of total K-12 educational funding in the United States.

        We believe our targeted educational publishing markets will benefit from the positive demographic trend of increasing college enrollment and a favorable long-term K-12 funding environment. K-12 enrollment in the United States grew from approximately 47 million students in 1991 to approximately 53 million students in 2002 and is predicted to remain steady for the next eight years. Educational spending has outpaced enrollment growth, with spending per K-12 student increasing from approximately $5,400 in the 1990-91 school year to approximately $8,000 in the 2000-01 school year. We believe that federal legislation will significantly increase future demand and funding for student assessment. In addition, college enrollment in the United States grew from approximately 14 million students in 1998 to more than 15 million students in 2002 and is estimated to grow to 18 million students in 2011. The market for new college textbooks is estimated to have grown from $2.9 billion in

1999 to $3.2 billion in 2001, and it is estimated that this market will continue to grow to $3.8 billion in 2004.

        We also compete in the trade and reference publishing market and in the professional assessment market. Sales of trade titles grew steadily from approximately $6.1 billion in 1998 to approximately $6.9 billion in 2002.

        We estimate that the professional assessment market in which we primarily compete, which includes licensure, accreditation and general skills measurement, is approximately $900 million. This market has a highly fragmented customer base and numerous niche participants competing in various segments.

Our Business Strengths

        Historically, we have experienced strong net sales and stable operating margins. We believe this strong operating performance is due to a number of core strengths, which include the following:

        Leading Market Positions.    We are a leader in the markets in which we compete. In our targeted K-12 subjects, we have significant market shares in elementary school reading, language arts and mathematics and secondary school language arts, mathematics, social studies and world languages.

        Well-Recognized Brands, Titles and Authors.    We believe that our reputation as one of the premier U.S. publishing houses provides us with opportunities to attract and retain distinguished authors in each of our markets. With more than a century of experience in the educational publishing market, we have developed some of the industry's best-known and most respected brands.

        Diverse Portfolio of Businesses and Products.    We target a focused set of markets within each of our operating segments, reducing our dependence on any single segment. We offer a comprehensive set of leading products and services within each of these areas, including textbooks, workbooks, supplemental materials, technology-based products, teaching guides, various types of standardized and customized tests, professional assessment products and a range of trade and reference titles.

        Long-Term Customer Relationships Sustained by Experienced Educational Sales Force.    We believe our company's customer relationships, many of which have lasted for decades, provide us with a significant competitive advantage. Our customer relationships are built by our sales force around our full-service offering of teaching tools, training and methods.

        Significant Economies of Scale and Barriers to Entry in U.S. Educational Publishing Markets.    We recognize significant competitive advantages as a result of our scale, including the ability to: (i) develop complete educational programs and other publications cost-effectively; (ii) use our educational sales force to sell multiple products across the K-12 and college markets and to expand into new product offerings more easily; (iii) obtain volume purchasing benefits from our suppliers; (iv) leverage our fixed costs to enhance profitability; and (v) use our strong platforms as the foundation for future growth and expansion.

        Experienced and Motivated Management Team.    Our senior management team has significant publishing and educational expertise. Our senior corporate executives and divisional managers have an average of more than twenty years of experience in the publishing and education industries and ten years of experience with us or one of our predecessor companies.

Our Business Strategy

        We continually strive to develop high-quality content and deliver it to the marketplace using various media to advance education and literature. We intend to leverage core strengths to continue broadening our portfolio of products and services across our segments resulting in increased growth, diversity and scale. Our strategy to achieve these goals includes the following elements:

        Leverage Leadership Positions into Future Market Opportunities.    We intend to leverage our strong market shares and current leadership positions by expanding our product offerings into additional K-12 core subjects and college disciplines as well as other college markets, thereby enabling us to increase growth and profitability.

        Capitalize on Trends in the U.S. Education Market.    We believe education in the United States is experiencing several significant trends, including: (i) increased focus on accountability; (ii) increased federal funding for educational materials in core disciplines; (iii) broadening acceptance of technology; and (iv) favorable demographics. Through strong, long-standing relationships with local, state and federal entities and through an existing platform for sophisticated technology products, we believe we are well-positioned to capitalize on these trends.

        Continue to Maximize Operational Efficiency.    In recent years, we have streamlined our editorial, production and distribution processes to maximize profitability. The results include enhancements to our procurement process, reductions in our overhead costs and the integration and rationalization of our technology spending. We anticipate further operating efficiencies by fully implementing measures already in place, and believe there is even more potential for efficiency through planned initiatives.

        Pursue Opportunistic Acquisitions.    We have historically pursued opportunistic acquisitions of niche publishers to enhance our portfolio of products and leverage our existing infrastructure. We believe the educational publishing industry has many small publishers that cannot compete effectively given their limited scale. We believe some of these companies may represent attractive acquisition candidates.

Risks Relating To Our Business Strategy

        Our markets are highly competitive and are subject to rapid change and increasing costs of development. If we are unable to compete effectively, our profitability could be harmed. We may not be able to identify successful business models for generating sales of technology-based programs. In addition, federal and state standards for educational materials may change and government funding for our products and services may decline. Furthermore, we may not successfully complete or integrate acquisitions, or achieve the expected benefits from any future acquisitions, which could adversely affect our growth.

Recent Developments

        Effective June 30, 2003, Hans Gieskes, our former President and Chief Executive Officer, resigned. See "Management."

        Our principal executive offices are located at 222 Berkeley Street, Boston, Massachusetts 02116-3764. Our telephone number is (617) 351-5000. Our internet address is www.houghtonmifflin.com. Information on our website is not incorporated into this prospectus and is not a part of this prospectus.

The Transactions

        The private offerings of our outstanding notes were part of transactions relating to our acquisition and the financing of our acquisition, as described below.

The Acquisition

        On December 30, 2002, we were acquired (the "Acquisition") by, and subsequently merged with, Versailles Acquisition Corporation (the "Purchaser"), a wholly owned subsidiary of Houghton Mifflin Holdings, Inc. ("HM Holdings"), a company beneficially owned by Thomas H. Lee Partners, L.P. and its affiliates ("THL"), Bain Capital, LLC and its affiliates ("Bain Capital") and The Blackstone Group and its affiliates ("Blackstone" and, collectively with Bain Capital and THL, the "Sponsors"). The Purchaser acquired all of our share capital from Vivendi Communications North America, Inc. (the "Seller"), an indirect wholly owned subsidiary of Vivendi Universal, S.A. ("VUSA" and, together with the Seller, "Vivendi"). The total cost of the Acquisition was $1.65 billion (subject to customary post-closing adjustments), including transaction fees and expenses and $375.4 million of assumed indebtedness. Our audited balance sheet at December 31, 2002 reflects the Acquisition and is accordingly prepared on a new basis (the "Successor Basis").

The Financings

        A portion of the funds necessary to complete the Acquisition was provided by (i) $175.0 million of borrowings under the $400.0 million senior term loan portion of our senior credit facility, which also includes a $325.0 million revolving senior credit facility; (ii) borrowings under a $500.0 million senior subordinated bridge loan facility; and (iii) a $615.0 million aggregate cash equity investment by the Sponsors (collectively, the "Financings").

        The following table sets forth the sources and uses of funds in connection with the Acquisition and the Financings:

Sources (dollars in millions)
Acquired cash	$108.0
Senior term loan	175.0
Senior subordinated bridge loan facility	500.0
Assumed indebtedness (a)	375.4
Cash equity investment	615.0

Total sources	$1,773.4

Uses (dollars in millions)
Net purchase price to Vivendi	$1,226.4
Assumed indebtedness (a)	375.4
Retention payments (b)	24.8
Excess cash for working capital	35.2
Fees and expenses	111.6

Total uses	$1,773.4

(a)
Included $100.0 million of the 7.125% senior secured notes due 2004 (the "2004 Senior Notes"), $125.0 million of the 7.00% senior secured notes due 2006 (the "2006 Senior Notes"), $150.0 million of 7.20% senior secured notes due 2011 (the "2011 Senior Notes") and $0.4 million of capital leases. We subsequently repurchased $99.2 million of the 2004 Senior Notes in a tender offer (the "2004 Tender Offer") and $124.96 million of the 2006 Senior Notes in a tender offer (the "2006 Tender Offer").

(b)
Represents contractual retention payments for certain key employees. The payouts are expected to occur during 2003 and the first two quarters of 2004. See "Management—Rollover of Retention Payments and Deferred Compensation Plan."

The Refinancing

        We used the proceeds from the private offering of our outstanding notes and $100 million of borrowing under the senior credit facility to repay our senior subordinated bridge loan facility, plus accrued interest, repay our senior term loan under our senior credit facility, plus accrued interest, repurchase the 2004 Senior Notes in the 2004 Tender Offer and pay accrued interest and related fees and expenses, repurchase the 2006 Senior Notes in the 2006 Tender Offer and pay accrued interest and related fees and expenses. "Refinancing" refers to these transactions as well as the private offering of the outstanding notes. As used in this prospectus, the term "Transactions" means, collectively, the Acquisition, the Financings and the Refinancing.

        The following table sets forth the sources and uses of funds in connection with the Refinancing:

Sources (dollars in millions)
Senior notes	$600.0
Senior subordinated notes (a)	396.9
Senior term loan (b)	100.0

Total sources	$1,096.9

Uses (dollars in millions)
Repayment of senior subordinated bridge loan facility	$500.0
Repayment of senior term loan (b)	275.0
Repurchase of 2004 Senior Notes (c)	105.8
Repurchase of 2006 Senior Notes (d)	141.7
Accrued interest on repaid senior term loan and senior subordinated bridge loan facilities	5.8
Excess cash for working capital	49.0
Fees and expenses	19.6

Total uses	$1,096.9

(a)
The senior subordinated notes were priced at $992.20 per $1,000.00 note to yield an effective annual rate of 10.0%, which resulted in an original issue discount of $3.1 million.

(b)
On January 3, 2003, we borrowed an additional $100.0 million under our senior credit facility to repurchase the 2004 Senior Notes. The $100.0 million of borrowings under our senior credit facility and the $175.0 million previously borrowed under our senior credit facility were both repaid in full on January 30, 2003.

(c)
On January 3, 2003, we repurchased $99.2 million of our $100.0 million 2004 Senior Notes in the 2004 Tender Offer. Accrued interest through the repurchase date and premium and consent fees were $6.6 million.

(d)
On February 13, 2003, we repurchased $124.96 million of our $125.0 million 2006 Senior Notes in the 2006 Tender Offer. Accrued interest through the repurchase date and premium and consent fees were $16.7 million.

The Sponsors

        THL, Bain Capital and Blackstone are three of the world's preeminent and largest private equity investment firms. With in excess of $30 billion under management in the aggregate, the Sponsors have invested in more than 350 companies to date and have worked and invested together on numerous occasions. All three firms have extensive investment experience in the media and the publishing industries and, specifically, deep knowledge of the educational publishing sector. Additionally, both THL and Bain Capital are headquartered in Boston, in close proximity to our own headquarters, facilitating interaction with management. The Sponsors invested $615.0 million of cash equity capital to fund the Acquisition.

        THL is a leading private equity firm founded in 1974 that currently manages several funds, with aggregate capital commitments of approximately $14 billion. THL has invested in more than 80 businesses and is currently investing from Thomas H. Lee Equity Fund V, an equity fund with over $6.1 billion of committed capital. THL has more than 20 investment professionals based in Boston.

        Bain Capital is a leading global investment firm managing over $14 billion in assets, including private equity, venture capital, high-yield debt and public equity. Since its inception in 1984, Bain Capital has raised seven private equity funds and has invested in more than 225 companies. Bain Capital has more than 160 investment professionals, with its headquarters in Boston and additional offices in New York, San Francisco, London and Munich.

        Blackstone is a leading investment and advisory firm founded in 1985 that manages the largest private equity fund ever raised, a $6.5 billion fund raised in 2002. Since it began private equity investing in 1987, Blackstone has raised more than $14 billion in five funds and has invested in over 60 companies. Blackstone has offices in New York and London, with more than 50 professionals focused on private equity.

Ownership Structure

        The charts below illustrate in summary form our ownership and corporate structure before and after completion of the Transactions.

Before the Transactions

After the Transactions

(1)
Great Source Education Group, Inc. and McDougall Littell Inc. were merged with and into Houghton Mifflin Company in connection with the Transactions.

Summary of Terms of the Exchange Offers

        In this prospectus, the terms "outstanding senior notes" and "outstanding senior subordinated notes" refer to the 8.250% senior notes due 2011 and the 9.875% senior subordinated notes due 2013, respectively; the terms "exchange senior notes" and "exchange senior subordinated notes" refer to the 8.250% senior notes due 2011 and the 9.875% senior subordinated notes due 2013, each as registered under the Securities Act of 1933, as amended (the "Securities Act"), respectively; the terms "senior notes" and "senior subordinated notes" refer to the outstanding senior notes and exchange senior notes and the outstanding senior subordinated notes and the exchange senior subordinated notes, respectively; and the term "notes" refers to both the senior notes and the senior subordinated notes.

        On January 30, 2003, we completed the private offering of $600,000,000 of our outstanding senior notes and $400,000,000 of our outstanding senior subordinated notes.

        We entered into registration rights agreements with Goldman, Sachs & Co., CIBC World Markets Corp., Deutsche Bank Securities, Inc., Fleet Securities, Inc. and Banc One Capital Markets, Inc., the initial purchasers, in connection with the private offering of the outstanding notes in which we agreed to deliver this prospectus to you as part of the exchange offers and we agreed to complete the exchange offers within 225 days after the date of issuance of the outstanding notes. In the exchange offers, you are entitled to exchange your outstanding notes for exchange notes which are identical in all material respects to the outstanding notes except that:

  •
  the exchange notes have been registered under the Securities Act,

  •
  the exchange notes are not entitled to any registration rights under the registration rights agreements, and

  •
  the liquidated damages provisions of the registration rights agreements will not be applicable to the exchange notes.

The Exchange Offers	We are offering to exchange up to $600.0 million aggregate principal amount of outstanding senior notes and up to $400.0 million aggregate principal amount of outstanding senior subordinated notes for up to $600.0 million aggregate principal amount of exchange senior notes and up to $400.0 million aggregate principal amount of exchange senior subordinated notes, respectively. Outstanding notes may be exchanged only in integral multiples of $1,000.
Resale
Based on an interpretation by the staff of the Securities and Exchange Commission, or the SEC, set forth in no-action letters issued to third parties, we believe that the exchange notes issued in the exchange offers in exchange for outstanding notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:
	•	you are acquiring the exchange notes in the ordinary course of your business;
	•	you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in the distribution of exchange notes; and

• you are not an "affiliate" of Houghton Mifflin within the meaning of Rule 405 of the Securities Act.

Each participating broker-dealer that receives exchange notes for its own account during the exchange offers in exchange for shares of outstanding notes that were acquired as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Prospectus delivery requirements are discussed in greater detail in the section captioned "Plan of Distribution."
Any holder of outstanding notes who:
• is an affiliate of Houghton Mifflin,
• does not acquire exchange notes in the ordinary course of its business, or
•
tenders in the exchange offers with the intention to participate, or for the purpose of participating, in a distribution of exchange notes, cannot rely on the position of the staff of the SEC enunciated in Exxon Capital Holdings Corporation, Morgan Stanley & Co. Incorporated or similar no-action letters and, in the absence of an exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the exchange notes.
Expiration Date; Withdrawal of Tenders
The expiration date of the exchange offers will be at midnight, New York City time, on August 22, 2003, or such later date and time to which we extend either exchange offer. A tender of outstanding notes in connection with either exchange offer may be withdrawn at any time prior to the expiration date. Any outstanding notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of either exchange offer.
Conditions to the Exchange Offer
The exchange offers are subject to customary conditions, which we may waive. All conditions, other than those conditions subject to government approvals, will be satisfied or waived prior to the expiration of the exchange offers. Please read the section captioned "The Exchange Offers—Conditions to the Exchange Offers" of this prospectus for more information regarding the conditions to the exchange offers.
Procedures for Tendering Outstanding Notes
If you wish to accept either exchange offer, you must complete, sign and date the accompanying applicable letter of transmittal, or a facsimile of the applicable letter of transmittal, according to the instructions contained in this prospectus and the applicable letter of transmittal. You must also mail or otherwise deliver the letter of transmittal, or a facsimile of the applicable letter of transmittal, together with the outstanding notes and any other required documents to the exchange agent at the address set forth on the cover page of the letter of transmittal. If you hold outstanding notes through The Depository Trust Company, or DTC, and wish to participate in either exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC, by which you will agree to be bound by the applicable letter of transmittal. By signing, or agreeing to be bound by, the letter of transmittal, you will represent to us that, among other things:

	•	any exchange notes that you receive will be acquired in the ordinary course of your business;
	•	you have no arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;
•
if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making activites, that you will deliver a prospectus, as required by law, in connection with any resale of the exchange notes; and
•
you are not an "affiliate," as defined in Rule 405 of the Securities Act, of Houghton Mifflin or, if you are an affiliate, you will comply with any applicable registration and prospectus delivery requirements of the Securities Act.
Special Procedures for Beneficial Owners
If you are a beneficial owner of outstanding notes which are not registered in your name, and you wish to tender outstanding notes in the exchange offers, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the applicable letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder.
Guaranteed Delivery Procedures
If you wish to tender your outstanding notes and your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the applicable letter of transmittal or any other documents required by the applicable letter of transmittal or comply with the applicable procedures under DTC's Automated Tender Offer Program prior to the expiration date(s), you must tender your outstanding notes according to the guaranteed delivery procedures set forth in this prospectus under "The Exchange Offers—Guaranteed Delivery Procedures."

Consequences of Failure to Exchange
All untendered outstanding notes will continue to be subject to the restrictions on transfer provided for in the outstanding notes and in the applicable indenture. In general, the outstanding notes may not be offered or sold, unless registered under the Securities Act, except in compliance with an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offers, we do not currently anticipate that we will register the outstanding notes under the Securities Act.
Material U.S. Federal Income Tax Consequences
The exchange of outstanding notes for exchange notes in the exchange offers will not be a taxable event for U.S. federal income tax purposes. Please read the section of this prospectus captioned "Material United States Federal Income Tax Consequences" for more information on tax consequences of the exchange offers.
Use of Proceeds	We will not receive any cash proceeds from the issuance of exchange notes in the exchange offers.
Exchange Agent
Wells Fargo Bank Minnesota, N.A. is the exchange agent for the exchange offers. The address and telephone number of the exchange agent are set forth in the section captioned "Exchange Offers—Exchange Agent" of this prospectus.

Summary of Terms of Exchange Notes

        The following summary is not intended to be a complete description of the terms of the notes. For a more detailed description of the notes, see "Description of Notes."

Issuer	Houghton Mifflin Company.
Notes Offered	$600,000,000 aggregate principal amount of 8.250% senior notes due 2011.
$400,000,000 aggregate principal amount of 9.875% senior subordinated notes due 2013.
Maturity Date	Senior notes: February 1, 2011.
Senior subordinated notes: February 1, 2013.
Interest	Annual rate for senior notes: 8.250%.
Annual rate for senior subordinated notes: 9.875%.
Interest Payment Dates	February 1 and August 1 of each year, commencing August 1, 2003.
Ranking	The senior notes are our senior unsecured obligations and:
• rank equally in right of payment to all our existing and future senior indebtedness;
• rank senior in right of payment to all of our existing and future senior subordinated indebtedness and subordinated indebtedness; and
• are effectively subordinated in right of payment to our secured debt, to the extent of the value of the assets securing such debt, and all obligations of each of our existing and future subsidiaries.
The senior subordinated notes are our senior subordinated unsecured obligations and:
• rank junior in right of payment to all of our existing and future senior indebtedness;
• rank equally in right of payment with all of our existing and future senior subordinated indebtedness;
• are effectively subordinated to all obligations of our existing and future subsidiaries; and
• rank senior in right of payment to all of our future subordinated indebtedness.

As of March 31, 2003:
•
we had approximately $736.8 million of senior indebtedness, including the senior notes, of which $136.8 million was secured. This amount does not include up to $325.0 million of additional borrowings available under our revolving senior credit facility. All borrowings under the revolving senior credit facility are and future borrowings will be secured and effectively senior to the notes to the extent of the assets securing such borrowings;
• we had no senior subordinated indebtedness other than the senior subordinated notes; and
• we had no subordinated indebtedness.
Optional Redemption of Senior Notes
We may redeem all or a portion of the senior notes prior to February 1, 2007 at a price equal to 100% of the principal amount of the senior notes plus the applicable premium described under "Description of Notes—Certain Definitions." In addition, at any time on or after February 1, 2007, we may redeem the senior notes, in whole or in part, at the redemption prices listed in the "Description of Notes—Optional Redemption."

On or before February 1, 2006, we may, at our option and subject to certain requirements, use the net proceeds from one or more equity offerings to redeem up to 35% of the aggregate principal amount of the senior notes at 108.250% of their face amount, plus accrued and unpaid interest. See "Description of Notes—Optional Redemption."
Optional Redemption of Senior Subordinated Notes
We may redeem all or a portion of the senior subordinated notes prior to February 1, 2008 at a price equal to 100% of the principal amount of the notes plus the applicable premium described under "Description of Notes—Certain Definitions." In addition, at any time on or after February 1, 2008, we may redeem the senior subordinated notes, in whole or in part, at the redemption prices listed in the "Description of Notes—Optional Redemption."

On or before February 1, 2006, we may, at our option and subject to certain requirements, use the net proceeds from one or more equity offerings to redeem up to 35% of the aggregate principal amount of the senior subordinated notes at 109.875% of their face amount, plus accrued and unpaid interest. See "Description of Notes—Optional Redemption."

Mandatory Offer to Repurchase
If we sell certain assets without applying the proceeds therefrom in a specified manner, or experience specific kinds of changes of control, we must offer to repurchase the notes at the price set forth in "Description of Notes—Optional Redemption." Our senior credit facility restricts us from repurchasing any of the notes, including upon any repurchase we may be required to make as a result of a change of control or certain asset sales. See "Risk Factors" for a description of the possible effects if we are unable to repurchase the notes upon a change of control.
Material Covenants	The indentures governing the notes contain certain material covenants, described below, that, among other things, limit our ability and the ability of some of our subsidiaries to:
	•	incur indebtedness or issue preferred shares;
	•	pay dividends or make distributions in respect of our capital stock or to make other restricted payments;
	•	make investments;
	•	sell assets;
	•	create liens without securing the notes;
	•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;
	•	enter into certain transactions with our affiliates; and
	•	designate our subsidiaries as unrestricted subsidiaries.
These covenants are subject to a number of important qualifications and limitations. See "Description of Notes—Certain Covenants."
Absence of a Public Market for the Exchange Notes
The exchange notes generally will be freely transferable but will also be new securities for which there will not initially be a market. Accordingly, we cannot assure you whether a market for the exchange notes will develop or as to the liquidity of any market. We do not intend to apply for the listing of the exchange notes on any securities exchange or automated dealer quotation system. The initial purchasers in the private offering of the outstanding notes have advised us that they currently intend to make a market in the exchange notes in the over-the-counter market. However, they are not obligated to do so, and any market making with respect to the exchange notes may be discontinued without notice.

Risk Factors

        You should carefully consider the information under the caption "Risk Factors" and all other information in this prospectus before exchanging your outstanding notes.

Summary Unaudited Pro Forma Consolidated Financial and Other Data

        The summary unaudited pro forma consolidated financial data of Houghton Mifflin Company give effect, in the manner described under "Unaudited Pro Forma Consolidated Financial Data" and the notes thereto, to the Transactions as if they occurred as of the beginning of fiscal 2002 for the year ended December 31, 2002 and to the Refinancing as if it had occurred as of the beginning of the first quarter of 2003 in the case of the three months ended March 31, 2003. The unaudited pro forma consolidated statement of operations data do not purport to represent what our results of operations would have been if the Transactions or the Refinancing, as the case may be, had occurred as of the dates indicated or what such results will be for future periods.

        You should read the information contained in this table in conjunction with "Unaudited Pro Forma Consolidated Financial Data," "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus.

	Pro Forma for the Transactions	Pro Forma for the Refinancing
	Year Ended December 31, 2002	Three Months Ended March 31, 2003
	(dollars in thousands)
Statement of Operations Data:
Net sales	$1,210,853	$132,823
Cost of sales excluding pre-publication and publishing rights amortization	479,585	78,229
Pre-publication and publishing rights amortization	163,684	36,807

Cost of sales	643,269	115,036
Selling and administrative	505,423	121,361
Intangible asset amortization	998	249
Goodwill impairment charge	775,000	—

Operating loss	(713,837)	(103,823)
Interest expense	(113,920)	(28,480)
Other income (expense)	—	18

Loss from continuing operations before income taxes	$(827,757)	$(132,285)

Ratio of earnings to fixed charges	(a )	(a )
Other Operating Data:
Depreciation and amortization	197,162	44,381
Capital expenditures—excluding pre-publication costs(b)	39,519	5,805
Capital expenditures—pre-publication costs(b)	95,178	27,726
Debt Compliance Cash Flow(c)	284,333	(43,062)
Ratio of Debt Compliance Cash Flow to interest expense	2.5x	—

(a)
For purposes of calculating the ratio of earnings to fixed charges, earnings represent income (loss) before income taxes plus fixed charges. Fixed charges consist of discount and interest costs, one-third of operating rental expense which management believes is representative of the interest component of rent expense and preferred dividends and associated early redemption costs. Due to the pro forma loss from operations for the year ended December 31, 2002 and the quarter ended March 31, 2003, there were insufficient pro forma earnings of $827.8 million and $132.3 million, respectively, to cover fixed charges.

(b)
Pre-publication capital expenditures are costs incurred after the completion of a final manuscript. These expenditures are capitalized and then amortized over the subsequent three to five years.

(c)
Debt Compliance Cash Flow, which is defined under the indentures governing the notes as "EBITDA," is included because certain covenants in our indentures governing the notes are tied to ratios based on that measure. Our ability to incur additional debt and make restricted payments under those indentures is tied to a Debt Compliance Cash Flow to interest expense ratio of 2.0 to 1, except that we may incur certain debt and make certain restricted payments without regard to the ratio, such as up to $325 million under a senior credit facility and investments equal to $75 million. For the year ended December 31, 2002, our pro forma Debt Compliance Cash Flow to interest expense ratio would have been 2.5 to 1 under the indentures.

Debt Compliance Cash Flow is calculated by adding to consolidated net income (which, as defined in the indentures, excludes goodwill impairment charges): (i) income tax expense, (ii) interest expense, (iii) depreciation and amortization expense, (iv) expenses related to the Transactions or related to any equity offerings, investments, acquisitions, recapitalizations or indebtedness permitted to be incurred under the indentures, (v) any one-time restructuring charges or expenses relating to the Transactions, the offering of the outstanding notes and any refinancing of our 2011 Senior Notes,
(vi) any other non-cash charges (including any impairment charges, write-offs of pre-publication expenditures and the impact of purchase accounting, including the amortization of inventory step-up), (vii) certain historical adjustments relating to the Vivendi Purchase and the exclusion of results of Curriculum Advantage, Inc. ("Classworks"), Classwell Learning Group Inc.

("Classwell"), our former joint venture that was established to develop a stand-alone Internet-based platform for use by teachers, and Calabash Professional Learning Systems ("Calabash"), our professional development group for our K-12 Publishing segment, (viii) fees relating to certain securitization financings, and (ix) less certain other noncash items that increase consolidated net income. We do not intend for Debt Compliance Cash Flow to represent cash flow from operations as defined by Generally Accepted Accounting Principles ("GAAP"), and we do not suggest that you consider it as an indicator of operating performance or as an alternative to cash flow or operating income (as measured by GAAP) or as a measure of liquidity. While Debt Compliance Cash Flow and similar measures are frequently used as measures of operations and the ability to meet debt service requirements, these terms are not necessarily comparable to other similarly titled captions of other companies due to the potential inconsistencies in the method of calculation.

The following table sets forth the applicable components of the definition of Debt Compliance Cash Flow from the indentures and also serves as a reconciliation to Debt Compliance Cash Flow from pro forma net income (loss), which is a GAAP measure of our operating results and a reconciliation from Debt Compliance Cash Flow to historical cash flow provided by (used in) continuing operations, which is a GAAP measure of our liquidity:

	Pro Forma for the Transactions	Pro Forma for the Refinancing
	Year Ended December 31, 2002	Three Months Ended March 31, 2003
	(dollars in thousands)
Net loss	$(809,858)	$(83,604)
Interest expense	113,920	28,480
Income tax benefit	(17,899)	(48,681)
Depreciation and amortization	197,162	44,381
Goodwill impairment charge	775,000	—
Adjustments related to the Vivendi Purchase:
Integration costs and expenses (i)	9,584	—
Amortization of inventory and lease fair value step-up (ii)	5,518	—
Expenses resulting from the Transactions (iii)	2,637	16,362
Historical exclusion of rationalized divisions (iv)	8,269	—

Debt Compliance Cash Flow	$284,333	$(43,062)
Interest expense	(113,920)	(28,480)
Income tax benefit	17,899	48,681
Adjustments related to the Vivendi Purchase:
Integration costs and expenses (i)	(9,584)	—
Amortization of inventory and lease fair value step-up (ii)	(5,518)	—
Expenses resulting from the Transactions (iii)	(2,637)	(16,362)
Historical exclusion of rationalized divisions (iv)	(8,269)	—
Net change in historical operating assets and liabilities	98,567	(34,543)
Historical deferred financing amortization	—	31,834
Net change between pro forma and historical net income (loss) (v)	51,588	(30,179)
Net change between pro forma and historical depreciation and amortization (vi)	(10,426)	—

Historical cash flow provided by (used in) continuing operations	$302,033	$(72,111)

  (i)
  Reflects expenses for retention bonuses, new chief executive officer hire costs, severance and integration consulting fees (including related expense eliminations from corporate information technology and human resource functions).

  (ii)
  Eliminates the non-cash amortization charges resulting from Statement of Financial Accounting Standards ("SFAS") No. 141 purchase accounting related to the step-up of leases to fair market value resulting from the Vivendi Purchase.

  (iii)
  Reflects a sales force retention bonus, employee retention bonus, the non-cash amortization charges resulting from SFAS No. 141 purchase accounting related to the step-up of inventory to fair market value and legal fees.

  (iv)
  Reflects the elimination of all historical results of Classwell and Calabash. During 2002, we rationalized Classwell and Calabash and integrated their operations with the divisions of the K-12 Publishing segment. The remaining streamlined cost structure is expected to be absorbed within our K-12 Publishing segment in lieu of the segment incurring external costs to support such efforts.

  (v)
  Reflects the net change between historical net income (loss) and pro forma net income (loss), excluding the goodwill impairment charge.

  (vi)
  Reflects the net change between historical depreciation and amortization and pro forma depreciation and amortization.

Summary Historical Consolidated Financial and Other Data

        The following table sets forth summary historical consolidated financial data of Houghton Mifflin Company as of the dates and for the periods indicated. We derived the summary historical consolidated statement of operations data for the year ended December 31, 2000, the period from January 1, 2001 through July 6, 2001 (the "Pre-predecessor Stub Period" and together with the year ended December 31, 2000, the "Pre-predecessor Basis"), July 7, 2001 through December 31, 2001 (the "Predecessor Stub Period"), the year ended December 31, 2002, the three months ended March 31, 2002 (together with the year ended December 31, 2002, the "Predecessor Basis") and the three months ended March 31, 2003, and the consolidated balance sheet data as of December 31, 2000, December 31, 2001, December 31, 2002 and March 31, 2003 from our audited and unaudited historical financial statements appearing elsewhere in this prospectus. The term "Successor Basis" refers to the balance sheet at December 31, 2002 and to periods subsequent to that date.

        The Predecessor Stub Period and the Pre-predecessor Stub Period are not comparable primarily due to the application of purchase accounting effective July 7, 2001 for the Predecessor Stub Period. Such periods are also not comparable to the consolidated balance sheet as of December 31, 2002 or the statement of operations data for the three months ended March 31, 2003, which are presented on a Successor Basis due to the application of purchase accounting effective December 31, 2002.

        You should read the information contained in this table in conjunction with "Unaudited Pro Forma Consolidated Financial Data," "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus.

Summary Historical Consolidated Financial and Other Data

	Pre-predecessor Basis		Predecessor Basis		Predecessor Basis	Successor Basis
			July 7, 2001 through December 31, 2001		Three Months Ended March 31,
	Year Ended December 31, 2000(a)	January 1, 2001 through July 6, 2001(a)		Year Ended December 31, 2002
					2002	2003
	(dollars in thousands)
Statement of Operations Data:
Net sales	$1,001,735	$436,180	$693,028	$1,194,568	$125,057	$132,823
Cost of sales excluding pre-publication and publishings rights amortization	404,037	231,262	279,831	470,079	70,165	78,229
Pre-publication and publishing rights amortization	51,990	28,963	76,254	155,200	32,058	36,807

Cost of sales	456,027	260,225	356,085	625,279	102,223	115,036
Selling and administrative expenses	372,685	260,723	197,764	496,215	106,594	121,361
Intangible asset amortization	30,942	16,139	549	1,566	750	249
Goodwill impairment charge(b)	—	—	—	775,000	—	—
Acquired in-process research and development	1,300	—	—	—	—	—

Operating income (loss)	140,781	(100,907)	138,630	(703,492)	(84,510)	(103,823)
Net interest expense	(31,804)	(17,975)	(25,324)	(42,638)	(7,800)	(27,804)
Debt extinguishment costs	—	—	—	—	—	(48,427)
Other income (expense)	(7,290)	(4,204)	(43)	—	2	18

Income (loss) from continuing operations before taxes and extraordinary item	$101,687	$(123,086)	$113,263	$(746,130)	$(92,308)	$(180,036)

Other Operating Data:
Cash flows from (used in) continuing operating activities	$119,423	$(108,055)	$360,551	$302,033	$(26,073)	$(72,111)
Cash flows used in continuing investing activities	(129,336)	(65,322)	(80,884)	(140,465)	(29,995)	(33,566)
Cash flows from (used in) continuing financing activities	13,341	172,205	(269,258)	(65,247)	49,847	71,128
Depreciation and amortization	99,168	54,044	85,125	186,736	38,387	44,381
Capital expenditures—excluding pre-publication(c)	22,318	13,778	16,836	39,519	10,318	5,805
Capital expenditures—pre-publication(c)	87,249	42,841	45,572	95,178	19,253	27,726
	Predecessor Basis	Successor Basis
	As of December 31,
			As of March 31, 2003
	2001	2002
	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$24,278	$77,797	$42,001
Working capital(d)	191,857	275,400	253,242
Total assets	3,125,069	2,389,790	2,329,918
Total debt(e)	382,638	1,034,390	1,134,173
Redeemable preferred stock	125,000	—	—
Stockholders' equity	1,279,511	615,000	499,893

(a)
Excludes results of certain smaller business units previously owned by Vivendi that were contributed to us concurrent with the Vivendi Purchase.

(b)
Reflects the non-recurring, non-cash effect of our impairment write-down of goodwill as of December 31, 2002 resulting from the reduction in our fair value. This charge is derived from the difference in the value Vivendi paid for us versus the valuation of the Acquisition.

(c)
Pre-publication capital expenditures are costs incurred after the completion of a final manuscript. These expenditures are capitalized and then amortized over the subsequent three to five years.

(d)
Represents total current assets minus total current liabilities excluding intercompany accounts as of December 31, 2001 with Vivendi and discontinued operations.

(e)
Excludes intercompany promissory notes owed to Vivendi as of December 31, 2001.

RISK FACTORS

        You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before exchanging any notes. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. In such a case, you may lose all or part of your original investment. The risks described below may not be the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition or results of operations.

Risks Related to Our Business

A significant portion of our net sales is derived from sales of K-12 instructional materials pursuant to cyclical adoption schedules, and if we are unable to maintain residual sales and continue to generate new business our net sales could be materially and adversely affected.

        Due to the revolving and staggered nature of state adoption schedules, sales of K-12 instructional materials have traditionally been cyclical, with some years offering more sales opportunities than others. Furthermore, we cannot assure you that states that have adopted our programs, or that schools and school districts that have purchased our products and services, will do so again in the future. A significant portion of our net sales is therefore dependent upon our ability to maintain residual sales and to continue to generate new business. For example, from 2007 through 2009, adoptions are scheduled in the primary subjects of reading, language arts and literature in, among others, the states of California, Texas and Florida, the three largest adoption states, which have traditionally represented almost 25% of all state spending on K-12 programs. Our inability to succeed in these three states, or reductions in their anticipated funding levels, could materially and adversely affect our net sales for subsequent years.

A significant portion of our net sales is derived from sales of K-12 instructional materials to school districts that are dependent on government funding. If the funding available for our products and services declines or does not continue to grow, our net sales could be materially and adversely affected.

        Most public school districts, the primary customers for our K-12 products and services, are largely dependent on state and local funding to purchase our materials. The amount of funding available to the school districts and the timing of funding opportunities are closely tied to numerous national and local political, economic and demographic factors that are beyond our control. These factors include the level of student enrollment in subjects that are up for adoption and the level of spending per student on instructional materials in each school district and/or state. In adoption states, the amount of funding available at the state level for K-12 educational materials has historically had a significant effect on our year-to-year net sales.

        Net sales may be negatively affected by reductions in local, state and/or federal funding. In school districts in states that primarily rely on local tax proceeds, significant reductions in those proceeds for any reason can severely restrict district purchases of instructional materials. In districts and states that primarily rely on state funding for instructional materials, a reduction in state allocations or additional restrictions on the use of those funds may reduce our net sales.

        A number of factors related to federal funding may negatively affect school spending on instructional materials, including reductions in federal education spending and increases in regulations or requirements that may make certain materials ineligible for federal funding and thus less attractive to local schools. In addition, the actual implementation of the NCLB Act may affect the acceptability and availability of funding for our materials. New requirements for "research-based" programs could result in additional costs for development of materials beyond what is currently anticipated and thus reduce expected profit margins and/or reduce sales opportunities. Our business could be materially and adversely affected if the federal government institutes a mandatory national assessment program.

Our operating results fluctuate on a seasonal and quarterly basis and in the event we do not generate sufficient net sales in the third quarter, we may not be able to meet our debt service and other obligations, including those under the notes.

        Our business is seasonal. For the year ended December 31, 2002, we derived approximately 83% of our net sales from educational publishing in the K-12 and College Publishing segments in the aggregate. In the K-12 Publishing segment, purchases typically are made primarily in the second and third quarters of the calendar year, in preparation for the beginning of the school year in September, though testing net sales are primarily generated in the second and fourth quarters. In the College Publishing segment, purchases are typically made in the third and fourth quarters for the semesters starting classes in September and January. We typically realize approximately 50% of net sales during the third quarter, making third-quarter results material to our full-year performance. This sales seasonality affects our operating cash flow from quarter to quarter. We normally incur a net cash deficit from all of our activities through the middle of the third quarter of the year. We cannot assure you that our third quarter net sales will continue to be sufficient to meet our obligations or that they will be higher than net sales for our other quarters. In the event we do not derive sufficient net sales in the third quarter, we may not be able to meet our debt service under the notes and our other obligations.

We are a party to at-will contracts with significant customers and the termination of these contracts could harm our business.

        We currently provide or have agreements to provide our products and services to governmental agencies, school districts and educational facilities under contracts that are terminable at-will. The fact that these customers have at-will contracts with us gives rise to the possibility that we may have no recourse in the event of customer cancellation of a contract. In addition, contracts awarded by states pursuant to a procurement process are subject to challenge by competitors and other parties during and after that process. We anticipate that we will continue to rely upon customers under such at-will contractual arrangements. As a result of this reliance, the election by these customers to terminate any or all of their at-will contracts with us, or the loss of or decrease in business from several of our large customers, could materially and adversely affect our business, prospects, financial condition and results of operations.

If we cannot successfully implement our business strategy, then our business, results of operations and growth potential could be materially and adversely affected.

        Our ability to achieve our business and financial objectives is subject to a variety of factors, many of which are beyond our control, and we may not be successful in implementing our strategy. In addition, the implementation of our strategy may not improve our operating results. We may decide to alter or discontinue aspects of our business strategy and may adopt alternative or additional strategies due to business or competitive factors or factors not currently expected, such as unforeseen costs and expenses or events beyond our control. Any failure to successfully implement our business strategy could materially and adversely affect our results of operations and growth opportunities.

We operate in a highly competitive environment that is subject to rapid change and increasing costs of development, and if we are unable to compete effectively, our profitability could be harmed.

        Our businesses operate in highly competitive markets. These markets continue to change in response to technological innovations and other factors. Our profitability is affected by developments in our industries beyond our control, including:

  •
  changing federal and state standards for educational materials;

  •
  rising development costs due to customers' requirements for more customized instructional materials and assessment programs;

  •
  changes in prevailing educational and testing methods and philosophies;

  •
  higher technology costs due to the trend toward delivering more educational content in both traditional print and electronic formats;

  •
  market acceptance of new technology products, including online or computer-based testing;

  •
  an increase in the amount of materials given away in the K-12 and college publishing markets;

  •
  the effect of the used-book market, coursepacks and student resistance to textbook price increases on sales of college textbooks;

  •
  college enrollment trends;

  •
  changing demographics and preferences of college students and professors that may affect product offerings and net sales;

  •
  the impact of the expected increase in turnover of K-12 teachers and instructors on the market acceptance of our products;

  •
  customer consolidation in the retail and wholesale book market and the increased dependence on fewer but stronger customers;

  •
  rising advances for popular authors and market pressures to maintain competitive retail pricing;

  •
  dependence on third parties to provide scoring services for our testing segment;

  •
  a material increase in product returns or in certain costs such as paper; and

  •
  overall uncertain economic issues that affect all markets.

        We cannot predict with certainty the changes that may occur and the effect of those changes on the competitiveness of our businesses. We will continue to monitor and evaluate these and any other emerging developments, but acceleration of any of these developments may materially and adversely affect our profitability.

        The means of delivering our products may be subject to rapid technological change. Although we have undertaken several initiatives and invested significant amounts of capital to adapt to and benefit from these changes, we cannot predict whether technological innovations will, in the future, make some of our products, particularly those printed in traditional formats, wholly or partially obsolete. If this were to occur, we might be required to invest significant resources to further adapt to the changing competitive environment. In addition, we cannot predict whether our end customers will have sufficient funding to purchase the equipment needed to use our new technology products.

Consolidation in the markets in which we operate could place us at a competitive disadvantage.

        Recently, some of the markets in which we operate have experienced significant consolidation. In particular, the combinations of traditional media content companies and new media distribution companies have resulted in new business models and strategies. Similarly, the consolidation of book retailers has increased our reliance on certain customers. We cannot predict with certainty the extent to which these types of business combinations may occur or the impact that they may have. These combinations could potentially place us at a competitive disadvantage with respect to negotiations, scale, resources and our ability to develop and exploit new media technologies.

Our reliance on intellectual property and proprietary rights that may not be adequately protected under current laws may harm our competitive position and materially and adversely affect our business and results of operations.

        Our products are largely comprised of intellectual property content delivered through a variety of media, including books and the Internet. We rely on copyright, trademark and other intellectual property laws to establish and protect our proprietary rights in these products. However, we cannot assure you that our proprietary rights will not be challenged, invalidated or circumvented. Our intellectual property rights in the United States, the primary jurisdiction in which we conduct business, are well-established. However, we also conduct business in other countries where the extent of effective legal protection for intellectual property rights is uncertain, and this uncertainty could affect our future growth. Moreover, despite copyright and trademark protection, third parties may be able to copy, infringe or otherwise profit from our proprietary rights without our authorization. These unauthorized activities may be more easily facilitated by the Internet. In addition, the lack of Internet-specific legislation relating to intellectual property protection creates an additional challenge for us in protecting our proprietary rights relating to our online business processes and other digital technology rights. If we are unable to adequately protect our intellectual property and proprietary rights, our competitive position may be harmed and our business and financial results could be materially and adversely affected.

We may not be able to identify successful business models for generating sales of technology-based programs. Furthermore, our customers' expectations for the number and sophistication of technology-based programs that are given to them free of charge may increase, as may development costs.

        Our basal elementary school, basal secondary school, educational testing and college customers have become accustomed to being given technology-based products free of charge from publishers such as our company as incentives to adopt programs and other products. The sophistication and expense of technology-based products continues to grow. Thus far, no business model generating material sales has proven to be effective.

        Our profitability may decrease materially if:

  •
  we are unable to realize sales of these products;

  •
  customers continue to rely on increasing numbers of technology-based materials of increasing quality being given to them; or

  •
  costs of these products continue to rise.

We may not be able to complete, or achieve the expected benefits from, any future acquisitions, which could materially and adversely affect our growth.

        We have at times used acquisitions as a means of expanding our business. If we do not successfully integrate acquisitions, we may not realize anticipated operating advantages and cost savings. The acquisition and integration of companies involve a number of risks, including:

  •
  use of available cash, new borrowings or borrowings under our senior credit facility to consummate the acquisition;

  •
  demands on management related to the increase in our size after an acquisition;

  •
  diversion of management's attention from existing operations to the integration of acquired companies;

  •
  integration into our existing systems;

  •
  difficulties in the assimilation and retention of employees; and

  •
  potential adverse effects on our operating results.

        We may not be able to maintain the levels of operating efficiency that acquired companies achieved separately. Successful integration of acquired operations will depend upon our ability to manage those operations and to eliminate redundant and excess costs. We may not be able to achieve the cost savings and other benefits that we would hope to achieve from acquisitions, which could materially and adversely affect our financial condition and results.

We may not be able to retain or attract the key management, creative, editorial and sales personnel that we need to remain competitive and grow.

        We operate in a number of highly visible industry segments where there is intense competition for experienced and highly effective individuals, including authors. Our successful operations in these segments may increase the market visibility of members of our key management, creative and editorial teams and result in their recruitment by other businesses. The loss of certain of our high-profile authors could harm our business.

        In addition, our sales personnel make up about 22% of our employees, and our business results depend largely upon the experience, knowledge of local market dynamics and long-standing customer relationships of such personnel. Our inability to retain or hire effective sales people at economically reasonable compensation levels could materially and adversely affect our ability to operate profitably and grow our business.

We may be materially and adversely affected by the separation of our business from Vivendi Universal S.A.

        We operated as a subsidiary of VUSA after it acquired Houghton Mifflin in July 2001. As a result of the Acquisition, we are an independent entity, which we believe will result in additional selling and administrative expenses of approximately $3 million per year. We cannot assure you that our estimate is accurate or that our separation from VUSA will progress smoothly, either of which could materially and adversely impact our results.

We are controlled by the Sponsors and their interests as equity holders may conflict with yours as a creditor.

        The Sponsors currently control nearly 100% of our outstanding capital stock on a fully-diluted basis. The Sponsors have the ability to control our policies and operations including the appointment of management and the entering into of mergers, acquisitions, sales of assets, divestitures and other extraordinary transactions. For instance, the Sponsors could cause us to enter into contracts or make acquisitions that increase our indebtedness or to sell revenue-generating assets, thereby impairing our ability to make payments under the notes. Additionally, the Sponsors are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. The Sponsors may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. Further, the Sponsors may receive payments from us in connection with certain of these transactions, such as structuring or financial advisory fees.

Risks Related to the Notes

Our high level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting our obligations under the notes.

        We are highly leveraged. At March 31, 2003, our total indebtedness was $1,134 million. See "Capitalization" for additional information.

        Our substantial debt could have important consequences for you, including:

  •
  making it more difficult for us to make payments on the notes;

  •
  increasing our vulnerability to general economic and industry conditions;

  •
  requiring a substantial portion of our cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

  •
  exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under our senior credit facility, will be at variable rates of interest;

  •
  limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes; and

  •
  limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who have less debt.

        Our revolving senior credit facility provides for up to $325.0 million of additional borrowings. We and our subsidiaries may be able to incur substantial additional indebtedness in the future, subject to the restrictions contained in our senior credit facility and the indentures relating to the notes. If new debt, including the issuance of additional notes under the indentures, is added to our current debt levels, the related risks that we now face could intensify.

We may not be able to generate sufficient cash to service all of our indebtedness, including the notes, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

        Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control.

        We cannot assure you that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the notes.

        If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness, including the notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. The senior credit facility and the indentures restrict our ability to dispose of assets and use the proceeds from the disposition. We may not be able to consummate those dispositions or to obtain the proceeds which we could realize from them and these proceeds may not be adequate to meet any debt service obligations then due.

Restrictive covenants in our debt instruments may adversely affect us.

        Our senior credit facility, the indentures governing the notes offered hereby and the indenture governing our existing notes contain various covenants that limit our ability to engage in specified types of transactions. These covenants limit our and our restricted subsidiaries' ability to, among other things:

  •
  incur indebtedness or issue preferred shares;

  •
  pay dividends or make distributions in respect of our capital stock or to make other restricted payments;

  •
  make investments;

  •
  sell assets;

  •
  create liens without securing the notes as well as our existing notes;

  •
  consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

  •
  enter into certain transactions with our affiliates; and

  •
  designate our subsidiaries as unrestricted subsidiaries.

        In addition, our senior credit facility contains covenants that require us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet those tests. A breach of any of these covenants could result in a default under our senior credit facility. Upon the occurrence of an event of default under our senior credit facility, the lenders could elect to declare all amounts outstanding under our senior credit facility to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders under our senior credit facility could proceed against the collateral granted to them to secure that indebtedness. We have pledged a significant portion of our assets as collateral under our senior credit facility and our existing senior secured notes. If the lenders under our senior credit facility accelerate the repayment of borrowings, we cannot assure you that we will have sufficient assets to repay our senior credit facility and our existing senior secured notes, as well as our unsecured indebtedness, including the notes.

If we default on our obligations to pay our indebtedness, we may not be able to make payments on the notes.

        Any default under the agreements governing our indebtedness, including a default under our senior credit facility that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness could make us unable to pay principal, premium, if any, and interest on the notes and substantially decrease the market value of the notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness (including covenants in our senior credit facility and the indentures), we could be in default under the terms of the agreements governing such indebtedness, including our senior credit facility and the indentures. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under our senior credit facility could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines we may in the future need to obtain waivers from the required lenders under our senior credit facility to avoid being in default. If we breach our covenants under our senior credit facility and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under our senior credit facility, the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

We are the sole obligor of the notes and our subsidiaries do not guarantee our obligations under the notes and do not have any obligation with respect to the notes; the notes are structurally subordinated to the debt and liabilities of our subsidiaries and are effectively subordinated to our secured debt.

        Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay amounts due under the notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payments.

        The notes are structurally subordinated to all debt and liabilities of our subsidiaries. In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to our subsidiaries, you will participate with all other holders of our indebtedness in the assets remaining after our subsidiaries have paid all of their debt and liabilities. In any of these cases, we and our subsidiaries may not have sufficient funds to pay all our creditors, and you may receive less, ratably, than the holders of our subsidiaries' debt and other liabilities. Our subsidiaries are permitted to incur additional debt and liabilities in the future under the terms of the applicable indenture.

        In addition, holders of our secured debt will have claims that are prior to your claims as holders of the notes to the extent of the value of the assets securing that other debt. Notably, our senior credit facility and our existing secured notes are secured by liens on substantially all of our assets and certain of the assets of our subsidiaries. As of March 31, 2003, we had secured debt of $136.8 million, which consisted primarily of our 2011 Senior Notes. We also have a $325.0 million revolving senior credit facility, all of which would be secured if borrowed. The notes, including the senior notes, are effectively subordinated to all such secured debt to the extent of the value of its collateral. In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us, holders of secured debt will have a prior claim to the assets that constitute their collateral. You will participate ratably with all holders of our unsecured debt that is deemed to be of the same class as the respective notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of these cases, we may not have sufficient funds to pay all of our creditors, and you may receive less, ratably, than the holders of our secured debt. We are permitted to incur additional secured indebtedness in the future, consistent with the terms of the indentures governing the notes.

We may not be able to repurchase the notes upon a change of control.

        Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all notes that are outstanding at 101% of their principal amount. The source of funds for any such purchase of the notes will be our available cash or cash generated from our subsidiaries' operations or other sources, including borrowings, sales of assets or sales of equity. We may not be able to repurchase the notes upon a change of control because we may not have sufficient funds. Further, we are contractually restricted under the terms of our senior credit facility from repurchasing all of the notes tendered by holders upon a change of control. Accordingly, we may not be able to satisfy our obligations to purchase the notes unless we are able to refinance or obtain waivers under our senior credit facility. Our failure to repurchase the notes upon a change of control would cause a default under the indentures and a cross-default under the senior credit facility. Our senior credit facility also provides that a change of control will be a default that permits lenders to accelerate the maturity of borrowings thereunder. Any of our future debt agreements may contain similar provisions.

Certain corporate events may not trigger a change of control event in which case we will not be required to repurchase your notes.

        Our indentures permit us to engage in certain important corporate events, such as leveraged recapitalizations, that would increase our indebtedness but would not constitute a "Change of Control." If we effected a leveraged recapitalization or other such "non-change in control" transaction that resulted in an increase in indebtedness, our ability to make payments on the notes would be adversely affected. However, we would not be required to make an offer to repurchase the notes, and you might be required to continue to hold your notes, despite our decreased ability to meet our obligations under the notes.

Your right to receive payments on the senior subordinated notes is junior to the rights of the lenders under our senior credit facility, our existing senior notes, and all of our other senior indebtedness, including the senior notes and any of our future senior debt.

        The senior subordinated notes are general unsecured obligations that are junior in right of payment to all of our existing and future outstanding senior indebtedness. As of March 31, 2003, we had approximately $736.8 million of senior indebtedness, which included the senior notes. In addition, we have up to $325.0 million of additional borrowings available under our revolving senior credit facility. The amounts drawn under the revolving senior credit facility will be senior secured indebtedness when drawn.

        We may not pay principal, premium, if any, interest or other amounts on account of the senior subordinated notes in the event of a payment default or certain other defaults in respect of certain of our senior indebtedness, including debt under the senior credit facility, unless the senior indebtedness has been paid in full or the default has been cured or waived. In addition, in the event of certain other defaults with respect to the senior indebtedness, we may not be permitted to pay any amount on account of the senior subordinated notes for a designated period of time.

        Because of the subordination of the senior subordinated notes, in the event of our bankruptcy, liquidation or dissolution, our assets will not be available to pay obligations under the senior subordinated notes until we have made all payments in cash on our senior indebtedness. We cannot assure you that sufficient assets will remain after all these payments have been made to make any payments on the senior subordinated notes, including payments of principal or interest when due.

There is no existing market for the exchange notes, and we cannot assure you that an active trading market will develop for the exchange notes or that you will be able to sell your exchange notes.

        There is no existing market for the exchange notes, and there can be no assurance as to the liquidity of any markets that may develop for the exchange notes, your ability to sell your exchange notes or the prices at which you would be able to sell your exchange notes. Future trading prices of the exchange notes will depend on many factors, including, among other things, prevailing interest rates, our operating results, the market for similar securities and whether additional notes are issued. The initial purchasers of the outstanding notes are not obligated to make a market in the exchange notes and any market making by them may be discontinued at any time without notice. We do not intend to apply for a listing of the exchange notes on any securities exchange or on any automated dealer quotation system.

        Historically, the market for non-investment grade debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the exchange notes will be subject to disruptions. Any such disruptions may have a negative effect on you, as a holder of the exchange notes, regardless of our prospects and financial performance.

If you choose not to exchange your outstanding notes, the present transfer restrictions will remain in force and the market price of your outstanding notes could decline.

        If you do not exchange your outstanding notes for exchange notes under the exchange offers, then you will continue to be subject to the existing transfer restrictions on the outstanding notes. In general, the outstanding notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreements, we do not intend to register resales of the outstanding notes under the Securities Act. You should refer to "Prospectus Summary—Summary of the Exchange Offers" and "The Exchange Offers" for information about how to tender your outstanding notes.

        The tender of outstanding notes under the exchange offers will reduce the principal amount of the outstanding notes outstanding, which may have an adverse effect upon, and increase the volatility of, the market price of the outstanding notes due to a reduction in liquidity.

FORWARD-LOOKING STATEMENTS

        This prospectus includes "forward-looking statements" which are not subject to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future sales or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, business trends and other information that is not historical information and, in particular, appear under the headings "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." When used in this prospectus, the words "estimates," "expects," "anticipates," "projects," "plans," "intends," "believes," "forecasts" and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, management's examination of historical operating trends, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management's expectations, beliefs and projections will result or be achieved.

        There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. These risks and uncertainties are set forth in this prospectus, including under the heading "Risk Factors."

        There may be other factors not presently known to us or which we currently consider to be immaterial that may cause our actual results to differ materially from the forward-looking statements.

        All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to publicly update or revise forward-looking statements which may be made to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events.

TRADEMARKS AND COPYRIGHTS

        We own or have rights to trademarks, service marks and trade names that we use in conjunction with the operation of our business including, without limitation, the following: Houghton Mifflin®, McDougal Littell®, Mariner Books®, Clarion Books®, Curious George®, Woodcock-Johnson®, Iowa Tests of Basic Skills®, Gates-MacGinitie Reading Tests®, Best American®, American Heritage® dictionaries, Peterson Field Guides®, Write Source® and Riverside®. We also own or have rights to copyrights that protect the content of our products. This prospectus also contains trademarks, service marks and trade names of other companies.

MARKET DATA

        Market data used throughout this prospectus, including information relating to our relative position in the industries in which we operate, are based on the good faith estimates of management, which are based upon their review of internal surveys, independent industry publications and other publicly available information from sources including the U.S. Department of Education, Simba Information Inc. and the Association of American Publishers. Although we believe that these sources are reliable, we do not guarantee the accuracy or completeness of this information, and we have not independently verified this information.

THE ACQUISITION

        The following is a summary of the material terms of the share purchase agreement, dated November 4, 2002, among VUSA, the Seller and the Purchaser, as amended as of December 29, 2002. It does not restate that agreement in its entirety. For more information, please review the share purchase agreement filed as an exhibit to the registration statement of which this prospectus is a part.

The Share Purchase and the Merger

        Pursuant to the share purchase agreement, the Purchaser acquired all of our predecessor's share capital from the Seller for aggregate consideration of $1.65 billion (including a cash payment of $1.23 billion, estimated transaction fees and expenses and the assumption of $375.4 million of indebtedness). Purchaser was merged with and into us immediately after the closing of the Acquisition. As a result, all of our capital stock is owned by HM Holdings.

Representations and Warranties; Indemnification

        The share purchase agreement contains customary representations and warranties of the Seller and of the Purchaser, including representations and warranties of the Seller regarding organization, title to shares, capitalization, subsidiaries, authorization, consents and approvals, non-contravention, financial statements, absence of certain changes, no undisclosed liabilities, litigation, taxes, employee benefits, labor matters, compliance with laws, permits, intellectual property, material contracts, real property, environmental matters, brokers, sufficiency of assets and relationships with suppliers, customers and authors. Our right to obtain indemnification from the Seller, and the right of the Seller to obtain indemnification from us, for any breach of these respective representations and warranties is generally limited to an aggregate amount of losses in excess of $20 million, subject to a cap equal to approximately $166 million.

Other Provisions

Non-Compete

        For two years following the closing date of the Acquisition, Vivendi and its affiliates may neither engage in any activity within the scope of our business nor solicit any of our management level employees or otherwise interfere with our business.

Employee Matters and Pensions

        For one year following the closing date of the Acquisition, we will provide our employees with compensation and benefits that are comparable to those provided to our employees immediately prior to the Acquisition. In addition, we have agreed to be responsible for all funding of pension benefit obligations subsequent to the date of the share purchase agreement.

USE OF PROCEEDS

        We will not receive any cash proceeds from the issuance of the exchange notes. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange a like principal amount of outstanding notes, the terms of which are identical in all material respects to the exchange notes. The outstanding notes surrendered in exchange for the exchange notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the exchange notes will not result in any change in our capitalization.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2003. The information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements and accompanying notes thereto appearing elsewhere in this prospectus.

As of March 31, 2003
(dollars in thousands)
Cash and cash equivalents	$42,001

Debt:
Revolving senior credit facility (a)	$—
2004 Senior Notes	841
2006 Senior Notes	40
2011 Senior Notes	135,876
Capital leases	484
Senior notes due 2011	600,000
Senior subordinated notes due 2013 (b)	396,932

Total debt	1,134,173
Total stockholders' equity	499,893

Total capitalization	$1,634,066

(a)
Our revolving senior credit facility provides for up to $325.0 million of borrowings. As of March 31, 2003, we had no borrowings under the revolving senior credit facility and an aggregate amount of $15.2 million of letters of credit outstanding. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" and "Description of Other Indebtedness—Senior Credit Facility."

(b)
The senior subordinated notes were priced at $992.20 per note to yield an effective annual rate of 10.0%, which resulted in an original issue discount of $3.1 million.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

        We derived the unaudited pro forma consolidated financial data set forth below by the application of pro forma adjustments to the historical financial statements of Houghton Mifflin Company appearing elsewhere in this prospectus.

        The unaudited pro forma consolidated statement of operations for the year ended December 31, 2002 gives effect to the Transactions as if they had occurred at the beginning of 2002. The unaudited pro forma statement of operations for the three months ended March 31, 2003 gives effect to the Refinancing as if it had occurred at the beginning of 2003. The unaudited pro forma consolidated financial data do not purport to represent what our results of operations or financial information would have been if the Transactions or the Refinancing, as the case may be, had occurred as of the dates indicated or what such results will be for future periods.

        The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. These adjustments do not include or give effect to non-recurring charges that will be incurred in connection with (i) amortization of inventory fair value step-up of $9.9 million from the Acquisition which will increase 2003 cost of sales; (ii) any restructuring initiatives not committed to at the time of the Acquisition; and (iii) our key employee retention bonuses of approximately $28 million to be expensed in 2003 and 2004. You should read our unaudited pro forma consolidated financial statements and the accompanying notes in conjunction with our audited historical financial statements and unaudited interim consolidated financial statements and the accompanying notes thereto and other financial information contained in "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2002

	Historical Houghton Mifflin	Kingfisher(a)	Adjustments for the Acquisition and Financings		Adjustments for the Refinancing		Pro Forma Houghton Mifflin
	(dollars in thousands)
Net sales	$1,194,568	$16,285	$—		$—		$1,210,853
Cost of sales excluding pre-publication and publishing rights amortization	470,079	9,745	(239	)(b)	—		479,585
Pre-publication and publishing rights amortization	155,200	2,273	6,211	(c)	—		163,684

Cost of sales	625,279	12,018	5,972		—		643,269
Selling and administrative	496,215	4,644	4,564	(d)	—		505,423
Intangible asset amortization	1,566	—	(568	)(e)	—		998
Goodwill impairment charge	775,000	—	—		—		775,000

Operating income (loss)	(703,492)	(377)	9,968		—		(713,837)
Net interest income (expense)	(42,638)	157	(63,700	)(f)	(7,739	)(g)	(113,920)

Income (loss) from continuing operations before taxes	(746,130)	(220)	(73,668)		(7,739)		(827,757)
Income tax benefit (provision)	(12,140)	81 (i)	27,110	(i)	2,848	(i)	17,899

Net income (loss) from continuing operations	$(758,270)	$(139)	$(46,558)		$(4,891)		$(809,858)

See accompanying Notes to Unaudited Pro Forma Consolidated Statements of Operations

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2003

	Historical Houghton Mifflin	Adjustments for the Refinancing		Pro Forma Houghton Mifflin
	(dollars in thousands)
Net sales	$132,823	$—		$132,823
Cost of sales excluding pre-publication and publishing rights amortization	78,229	—		78,229
Pre-publication and publishing rights amortization	36,807	—		36,807

Cost of sales	115,036	—		115,036
Selling and administrative	121,361	—		121,361
Intangible asset amortization	249	—		249

Operating loss	(103,823)	—		(103,823)
Net interest expense	(27,804)	(676	)(g)	(28,480)
Debt extinguishment costs	(48,427)	48,427	(h)	—
Other income	18	—		18

Income (loss) from continuing operations before taxes	(180,036)	47,751		(132,285)
Income tax benefit (provision)	66,253	(17,572	)(i)	48,681

Net income (loss) from continuing operations	$(113,783)	$30,179		$(83,604)

See accompanying Notes to Unaudited Pro Forma Consolidated Statements of Operations

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

(a)
To reflect the unaudited results of Kingfisher for the year ended December 31, 2002 prior to its acquisition by Houghton Mifflin from Vivendi.

(b)
Represents the following adjustment to cost of sales from application of purchase accounting to the Acquisition:

Year Ended December 31, 2002
(dollars in thousands)
New depreciation of property and equipment (i)	$(3,108)
Historical depreciation and amortization	(3,347)

Adjustment	$(239)

  (i)
  Depreciation of property and equipment is calculated on the straight-line method over the estimated useful lives of the assets.

(c)
Represents the following adjustment to pre-publication and publishing rights amortization from application of purchase accounting to the Acquisition:

Year Ended December 31, 2002
(dollars in thousands)
New amortization of pre-publication costs (i)	$(17,499)
New amortization of publishing rights (ii)	(146,185)

Total new pre-publication and publishing rights amortization	(163,684)

Historical pre-publication and publishing rights amortization	(155,200)
Kingfisher historical pre-publication and publishing rights amortization	(2,273)

Total historical pre-publication and publishing rights amortization	(157,473)

Adjustment	$6,211

  (i)
  The majority of the amortization of pre-publication costs is calculated using the sum-of-the-years digits method from the year of publication over three to five years.

  (ii)
  Amortization of publishing rights is calculated using the percentage of projected operating income before taxes derived from the titles in the current year as a percentage of the total estimated operating income before taxes over the useful lives. The majority of the estimated amortization is expected to occur in the first five years of an estimated eleven to eighteen year life.

(d)
Represents the following adjustments to selling and administrative expenses from application of purchase accounting to the Acquisition:

Year Ended December 31, 2002
(dollars in thousands)
Additional depreciation and amortization expense (i)	$2,593
Addition of management fee (ii)	5,000
Elimination of Vivendi's management fee (iii)	(6,029)
Stand-alone costs estimate (iii)	3,000

Total adjustment to selling and administrative expenses	$4,564

  (i)
  Reflects the following adjustment to historical depreciation and amortization expense:

Year Ended December 31, 2002
(dollars in thousands)
New depreciation of property and equipment (A)	$(29,372)

Historical depreciation and amortization	(26,623)
Kingfisher historical depreciation and amortization	(156)

Total historical depreciation and amortization	(26,779)

Adjustment (see table above)	$2,593

    (A)
    Depreciation of property and equipment is calculated on the straight line method over the estimated useful lives of the assets.

  (ii)
  Represents the new annual management fee to our Sponsors. See "Certain Relationships and Related Party Transactions."

  (iii)
  Reflects the elimination of Vivendi's historical management fee, which began in 2002, and was terminated pursuant to the agreements for the Acquisition, offset by $3.0 million of stand-alone costs estimated to be incurred by us to replicate the services covered by Vivendi's management fee. The $3.0 million of stand-alone costs is the estimated amount needed to rebuild the Tax, Treasury, Risk Management, and Internal Audit functions within Houghton Mifflin. The estimate was based on our prior historical experience of staffing these functions when we were a standalone company.

(e)
Represents the following adjustment to intangible asset amortization from application of purchase accounting to the Acquisition:

Year Ended December 31, 2002
(dollars in thousands)
New amortization of intangibles (i)	$(998)
Historical amortization	(1,566)

Adjustment	$(568)

  (i)
  Amortization of intangibles is calculated on an accelerated method over the estimated useful lives of the assets.

(f)
Reflects the net change in interest expense as a result of the new financing arrangements to fund the Acquisition, which is calculated as follows:

Year Ended December 31, 2002
(dollars in thousands)
Interest on new borrowings:
Revolving senior credit facility (i)	$(4,449)
Senior term loan (ii)	(10,596)
2004 Senior Notes	(7,125)
2006 Senior Notes	(8,750)
2011 Senior Notes	(10,800)
Senior subordinated bridge loan facility (iii)	(52,500)

Total cash interest from the debt requirements of the Acquisition	(94,220)
Amortization of deferred financing costs (iv)	(8,908)
Amortization of 2006 Senior Notes discount (v)	(1,288)
Amortization of 2011 Senior Notes discount (v)	(1,765)

Total pro forma interest expense	(106,181)

Historical net interest expense	(42,638)
Kingfisher historical interest income	157

Total historical net interest expense	(42,481)

Net increase to interest expense	$(63,700)

  (i)
  Represents interest on the outstanding and the unused balance on the revolving senior credit facility calculated as follows:

Year Ended December 31, 2002
(dollars in thousands)
Estimated average outstanding balance on revolving senior credit facility	$(52,381)
Interest rate:
3-month LIBOR as of January 30, 2003	1.34%
plus 3.25%	3.25%

4.59%

Calculated interest	(2,404)

Unused portion of revolving senior credit facility	(272,619)
Commitment fee	0.75%

Calculated commitment fee	(2,045)

Total interest cost of revolving senior credit facility	$(4,449)

    A 0.125% variance in the interest rate changes interest expense by $0.1 million.

  (ii)
  Represents interest on the outstanding and unused balance on the senior term loan facility calculated as follows:

Year Ended December 31, 2002
(dollars in thousands)
Outstanding balance on senior term loan facility	$(175,000)
Interest rate:
3-month LIBOR as of January 30, 2003	1.34%
Plus 3.75%	3.75%

Total interest rate	5.09%

Calculated interest	(8,908)

Undrawn portion of senior term loan	(225,000)
Commitment fee	0.75%

Calculated commitment fee	(1,688)

Total interest cost of senior term loan facility	$(10,596)

    A 0.125% variance in the interest rate changes interest expense by $0.2 million. On January 3, 2003 an additional $100 million was borrowed on the term loan facility and used for the 2004 Tender Offer. On January 30, 2003, the term loans of $275.0 million were repaid in connection with the Refinancing (see footnote (g)).

  (iii)
  Represents interest on the senior subordinated bridge loan facility as follows:

Year Ended December 31, 2002
(dollars in thousands)
Senior subordinated bridge loan facility	$(500,000)
Interest rate of 10.50%	10.50%

Calculated interest	$(52,500)

  On
  January 30, 2003, the senior subordinated bridge loan facility was repaid in connection with the Refinancing (see footnote (i)).

  (iv)
  Represents annual amortization expense on $71.3 million of deferred financing costs, utilizing a weighted average maturity of 8 years.

  (v)
  Represents the amortization of the debt discount recorded on the 2006 Senior Notes and the 2011 Senior Notes as a result of the application of purchase accounting to the Acquisition.

(g)
Reflects the net increase to interest expense as a result of the Refinancing, calculated as follows:

	Year Ended December 31, 2002	Three Months Ended March 31, 2003
	(dollars in thousands)
Revolving senior credit facility (i)	$(4,449)	$(1,113)
2004 Senior Notes (ii)	(57)	(14)
2006 Senior Notes (ii)	(3)	(1)
2011 Senior Notes (i)	(10,800)	(2,700)
Senior notes (iii)	(49,500)	(12,375)
Senior subordinated notes (iii)	(39,500)	(9,875)

Total cash interest expense	(104,309)	(26,078)
Amortization of deferred financing costs (iv)	(7,650)	(1,912)
Accretion of original issue discount on senior subordinated notes (v)	(196)	(49)
Amortization of 2011 Senior Notes discount (i)	(1,765)	(441)

Total pro forma interest expense	(113,920)	(28,480)
Total historical net interest expense	(42,481)	(27,804)
Pro forma interest expense adjustment from Acquisition (i)	(63,700)	—

Total	(106,181)	(27,804)

Net increase to interest expense	$(7,739)	$(676)

  (i)
  See footnote (f) above.

  (ii)
  Reflects the interest expense for the remaining $0.8 million of 2004 Senior Notes and $0.04 million of 2006 Senior Notes.

  (iii)
  Reflects an annual interest rate of 8.250% and 9.875% for our senior notes and senior subordinated notes, respectively.

  (iv)
  Represents the annual amortization expense on $61.3 million of deferred financing costs remaining after the Refinancing which includes the impact of $19.6 million of deferred financing costs incurred related to the Refinancing less the write-off of $29.6 million of deferred financing costs on our senior term loan under our senior credit facility and senior subordinated bridge loan facility as a result of the Refinancing, utilizing a weighted average maturity of 8 years.

  (v)
  Represents the accretion of the $3.1 million original issue discount on our senior subordinated notes, calculated using the effective interest method.

(h)
Reflects the elimination of debt extinguishment costs because such costs were expensed in connection with the Refinancing.

(i)
Reflects the tax effect of the pro forma adjustments at an estimated 36.8% effective tax rate.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        The following table sets forth selected historical consolidated financial data of Houghton Mifflin Company as of the dates and for the periods indicated. We derived the selected historical consolidated statement of operations data and consolidated statement of cash flow data for the year ended December 31, 2000, and the periods January 1, 2001 through July 6, 2001 and July 7, 2001 through December 31, 2001 and the year ended December 31, 2002, and the selected historical consolidated balance sheet data as of December 31, 2001 and December 31, 2002 from our historical financial statements appearing elsewhere in this prospectus, which have been audited by Ernst & Young LLP, independent accountants, except for the financial statements as of and for the year ended December 31, 2002, which have been audited by PricewaterhouseCoopers LLP, independent accountants. We derived the selected historical consolidated statement of operations data and consolidated statement of cash flow data for the years ended December 31, 1998 and December 31, 1999 and the selected historical consolidated balance sheet data as of December 31, 1998, December 31, 1999 and December 31, 2000 from our historical financial statements, which are not included in this prospectus, and which have been audited by Ernst & Young LLP, independent accountants. The selected historical consolidated statement of operations data and consolidated statement of cash flow data for the three months ended March 31, 2002 and 2003 and the selected historical consolidated balance sheet data as of March 31, 2003 are derived from our unaudited historical financial statements appearing elsewhere in this prospectus.

        You should read the selected historical consolidated financial data set forth below in conjunction with, and the data is qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus.

	Years Ended
	Pre-predecessor Basis				Predecessor Basis			Successor Basis
	December 31, 1998(a)	December 31, 1999(a)	December 31, 2000(a)	January 1, 2001 through July 6, 2001(a)	July 7, 2001 through December 31, 2001	Year Ended December 31, 2002	Three Months Ended March 31, 2002	Three Months Ended March 31, 2003
	(dollars in thousands)
Statement of Operations Data:
Net sales	$883,518	$933,326	$1,001,735	$436,180	$693,028	$1,194,568	$125,057	$132,823
Cost of sales excluding pre-publication and publishing rights amortization	329,668	372,647	404,037	231,262	279,831	470,079	70,165	78,229
Pre-publication and publishing rights amortization	56,785	48,973	51,990	28,963	76,254	155,200	32,058	36,807

Cost of sales	386,453	421,620	456,027	260,225	356,085	625,279	102,223	115,036
Selling and administrative	358,848	362,200	372,685	260,723	197,764	496,215	106,594	121,361
Intangible asset amortization	28,508	29,885	30,942	16,139	549	1,566	750	249
Goodwill impairment charge (b)	—	—	—	—	—	775,000	—	—
Acquired in-process research and development	3,500	—	1,300	—	—	—	—	—

Operating income (loss)	106,209	119,621	140,781	(100,907)	138,630	(703,492)	(84,510)	(103,823)
Net interest expense	(33,981)	(29,736)	(31,804)	(17,975)	(25,324)	(42,638)	(7,800)	(27,804)
Debt extinguishment costs							—	(48,427)
Other income (expense)	14,730	(5,100)	(7,290)	(4,204)	(43)	—	2	18

Income (loss) from continuing operations before income taxes and extraordinary item	$86,958	$84,785	$101,687	$(123,086)	$113,263	$(746,130)	$(92,308)	$(180,036)

Other Operating Data:
Depreciation and amortization	95,507	90,844	99,168	54,044	85,125	186,736	38,387	44,381
Capital expenditures—excluding pre-publication (c)	20,578	30,808	22,318	13,778	16,836	39,519	10,318	5,805
Capital expenditures—pre-publication (c)	53,255	66,401	87,249	42,841	45,572	95,178	19,253	27,726
Ratio of earnings to combined fixed charges and preferred dividends (d)	3.2x	3.3x	3.6x	(d )	4.6x	(d )	N/A	(d )
Cash Flow Data:
Cash flows from (used in) continuing operating activities	$152,905	$146,879	$119,423	(108,055)	$360,551	$302,033	$(26,073)	$(72,111)
Cash flows used in continuing investing activities	(97,657)	(103,995)	(129,336)	(65,322)	(80,884)	(140,465)	(29,995)	(33,566)
Cash flows from (used in) continuing financing activities	(50,657)	8,514	13,341	172,205	(269,258)	(65,247)	49,847	71,128
Net Sales—Operating Segments:
K-12 Publishing	$634,199	$668,214	$724,758	$339,235	$454,476	$773,031	$55,486	$69,623
College Publishing	162,518	173,694	174,406	46,594	139,352	211,942	20,326	20,949
Trade and Reference Publishing	86,154	90,209	101,568	49,625	97,333	144,510	35,483	27,033
Other	647	1,209	1,003	726	1,867	65,085	13,762	15,218

Total net sales	$883,518	$933,326	$1,001,735	$436,180	$693,028	$1,194,568	$125,057	$132,823

	Pre-predecessor Basis			Predecessor Basis	Successor Basis
	As of December 31, 1998(a)	As of December 31, 1999(a)	As of December 31, 2000(a)	As of December 31, 2001	As of December 31, 2002	As of March 31, 2003
	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$3,953	$12,041	$14,947	$24,278	$77,797	$42,001
Working capital (e)	124,385	99,582	33,002	191,857	275,400	253,242
Total assets	983,668	1,038,743	1,123,974	3,125,069	2,389,790	2,329,918
Total long-term debt	274,521	254,638	224,687	381,703	1,034,073	1,133,689
Total debt (f)	369,737	346,033	438,478	382,638	1,034,390	1,134,173
Redeemable preferred stock	—	—	—	125,000	—	—
Stockholders' equity	398,288	433,021	413,862	1,279,511	615,000	499,893

(a)
Excludes results of certain smaller business units previously owned by Vivendi that were contributed to Houghton Mifflin concurrent with the Vivendi Purchase.

(b)
Reflects the non-recurring, non-cash effect of our impairment write-down of goodwill as of September 30, 2002 resulting from the reduction in our fair value. This charge is derived in large part from the difference in the value Vivendi paid for us versus the valuation of the Acquisition.

(c)
Pre-publication capital expenditures are costs incurred after the completion of a final manuscript. These expenditures are capitalized and then amortized over the subsequent three to five years.

(d)
For purposes of calculating the ratio of earnings to combined fixed charges and preferred dividends, earnings represent income (loss) before income taxes plus fixed charges. Fixed charges consist of discount and interest costs, one-third of operating rental expense which management believes is representative of the interest component of rent expense and preferred dividends and associated redemption costs. Due to the loss from operations for the Pre-predecessor Stub Period, the year ended December 31, 2002, and the quarter ended March 31, 2003, there were insufficient earnings of $123.1 million, $760.1 million and $180.0 million, respectively, to cover fixed charges.

(e)
Represents total current assets minus total current liabilities excluding intercompany accounts with Vivendi and discontinued operations.

(f)
Excludes intercompany promissory notes owed to Vivendi.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion and analysis of our results of operations includes periods prior to the consummation of the Transactions. Accordingly, the discussion and analysis of historical periods prior to January 1, 2003 does not reflect the significant impact that the Transactions have had and will have on Houghton Mifflin, including increased leverage and increased liquidity requirements. You should read the following discussion of our financial condition and results of operations with "Selected Historical Consolidated Financial Data" and the audited and unaudited historical consolidated financial statements and related notes included elsewhere in this prospectus. In this section, references to "we," "our," "us" and "Houghton Mifflin" refer to Houghton Mifflin Company and its consolidated subsidiaries, unless the context otherwise requires. This discussion contains forward-looking statements about our markets, the demand for our products and services and our future results. We based these statements on assumptions that we consider reasonable. Actual results may differ materially from those suggested by our forward-looking statements for various reasons including those discussed in the "Risk Factors" and "Forward-Looking Statements" sections of this prospectus. Those sections expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf. We do not have any intention or obligation to update forward-looking statements included in this prospectus.

        Results discussed for the twelve months ended December 31, 2001 represent the mathematical addition of the Pre-predecessor Stub Period and the Predecessor Stub Period. This approach is not consistent with GAAP, and may yield results that are not strictly comparable on a period-to-period basis primarily due to (i) the impact of required purchase accounting adjustments and (ii) the new basis of accounting established on the closing date of the Vivendi Purchase. We believe that this is the most meaningful way to present our results of operations. Such results are not necessarily indicative of what the results for the respective periods would have been had the Vivendi Purchase not occurred.

Overview

        We are a leading publisher in the K-12 and college education, trade and reference, and educational, clinical and professional testing markets in the United States. We offer a diverse portfolio of leading products and services within each of these areas, including textbooks, workbooks, supplemental materials, technology-based products, teaching guides, various types of standardized and customized tests, professional assessment products and a range of trade and reference titles. Please refer to "Business—Business Segments—K-12 Publishing—Overview" "—Adoption Process," and
"— Sales and Marketing" and "Business—Business Segments—College Publishing—Overview" for a discussion of terms important to an understanding of our business, including "basal" and "supplemental" materials, the "adoption" process, "implementation," "in-service" training and the sales and sampling practices of the educational markets.

        Historically, our offerings were reported as three segments. As a result of the growth of our Trade and Reference division and the acquisition of Testing Systems Inc. ("TSI"), our offerings are now classified into four reporting segments:

  •
  K-12 Publishing. This segment consists of five divisions: School division, McDougal Littell, Great Source, Riverside and Classwell. This segment includes textbooks and instructional materials and services, tests for measuring achievement and aptitude, clinical/special needs testing products and multimedia instructional programs. Tests for measuring achievement and aptitude include educational, cognitive, and developmental standardized and customized testing products in print, CD-ROM and on-line formats, targeting the educational and clinical assessment markets. The principal markets for these products are elementary and secondary schools.

  •
  College Publishing. The College division is the sole business unit reported in this segment. The College division sells textbooks, ancillary products such as workbooks and study guides,

    technology-based instructional materials and services for introductory and upper level courses in the post-secondary education market. Products may be in print or electronic form. The principal markets for these products are two- and four- year colleges and universities. These products are also sold to high schools for advanced placement courses and to for-profit, certificate-granting institutions that offer skill-based training and job placement.

  •
  Trade and Reference Publishing. This segment consists of the Trade and Reference division and Kingfisher. Kingfisher was acquired on December 30, 2002 and its results of operations are included for periods subsequent to this date. Management for Kingfisher reports functionally to that of the Trade and Reference division. This segment publishes fiction and nonfiction for adults and children, dictionaries and other reference works. The segment also licenses book rights to paperback publishers, book clubs, web sites, and other publishers and electronic businesses in the United States and abroad. Its principal markets are retail stores, including Internet bookstore sites and wholesalers. It also sells reference materials to schools, colleges, libraries, office supply distributors and businesses.

  •
  Other. This segment consists of Promissor and unallocated corporate items. Promissor develops and provides testing services and products for professional certification and licensure, as well as employment screening, placement, and evaluation to regulatory entities, professional associations and corporations. Its principal markets are corporations and organizations worldwide.

Our geographic area of operation is predominantly the United States. Export or foreign sales to locations outside the United States are not significant. Our largest single customer is Barnes & Noble, which purchases both Trade and Reference and College products. In management's opinion, a loss of a single customer, including Barnes & Noble, would not have a material adverse effect on net sales.

Company Business as a Whole

        We derive approximately 85% of our revenues from educational publishing in the K-12 and College Publishing segments, which are markedly seasonal businesses. Schools and colleges make most of their purchases in the second and third quarters of the calendar year, in preparation for the beginning of the school year in September. Thus, we realize approximately 50% of net sales in the third quarter.

        Sales of K-12 instructional materials and customized testing products are also cyclical, with some years offering more sales opportunities than others. The amount of funding available at the state level for educational materials also has a significant effect on Houghton Mifflin's year-to-year revenues. Although the loss of a single customer or a few customers would not have a material adverse effect on our business, schedules of school adoptions and market acceptance of our products can materially affect year-to-year revenue performance.

Acquisitions

HM Holdings

        On December 30, 2002, we were acquired by, and subsequently merged with, Versailles Acquisition Corporation, a wholly owned subsidiary of HM Holdings, a company beneficially owned by the Sponsors. HM Holdings acquired all of our share capital from Vivendi. The total cost of the Acquisition was $1.65 billion (subject to customary post-closing adjustments), including estimated transaction fees and expenses and $375.4 million of assumed indebtedness. We accounted for this purchase using purchase accounting in our consolidated financial statements.

        As a result of the Acquisition, our assets and liabilities were adjusted to their fair value as of December 30, 2002. These adjustments include $588.0 million allocated to goodwill, $679.1 million allocated to publishing rights (with an estimated life of 18 years), $290.2 million to trademarks and trade names (with an indefinite life), $5.2 million to customer-related intangibles (with an estimated life of 12 years), $9.9 million step-up to the fair value of our inventory and $15.6 million step-down to the fair value of the assumed debt at the acquisition date. In conjunction with this assessment, we included $88.7 million of existing pre-publication costs in the fair value of publishing rights.

        We have entered into retention agreements with key employees that expire on or before June 30, 2004 that total approximately $30 million which will be expensed over the vesting period. We have also significantly increased our aggregate borrowings in connection with new financing arrangements entered into to complete the Acquisition and Refinancing. As a result, our interest expense will be significantly higher in periods following the Transactions, our cost of sales will be temporarily increased in 2003 due to the amortization of inventory fair value step-up from purchase accounting and selling and administrative expenses will increase in 2003 and 2004 due to the expensing of the retention agreements.

        HM Holdings committed to a formal plan, which we approved, to restructure our operations, predominately through the rationalization of corporate functions and the reorganization and consolidation of certain K-12 business operations resulting in a reduction in workforce and closure of certain facilities. We included all material aspects of this plan and the associated estimated costs of $22.7 million in the allocation of the purchase price of the Acquisition. We expect to utilize approximately $13 million in 2003, primarily to pay the costs in connection with severance and lease payments.

        During the period that it owned us, Vivendi provided marketing, finance, tax, administrative and other services. In 2002, for those services, Vivendi charged us a management fee totaling $6.0 million. This fee arrangement was terminated concurrent with the Acquisition. As a result of the Acquisition, we are an independent entity, which we believe will result in additional selling and administrative expenses of approximately $3 million per year, and we will also be charged a management fee of $5.0 million per year by the Sponsors. See "Certain Relationships and Related Party Transactions." We may also incur transition costs to re-establish ourselves as an independent company. Accordingly, the results described and analyzed in the following discussion may not necessarily be indicative of our future results.

Vivendi Universal, S.A.

        On July 7, 2001, an indirect wholly owned subsidiary of VUSA acquired 100% of our common stock for $2.35 billion, including the assumption of $613.7 million of debt. We accounted for the Vivendi Purchase using purchase accounting in our consolidated financial statements. Prior to the Vivendi Purchase we were a public company.

        Prior to July 7, 2001, we incurred $51.7 million of expenses directly related to the Vivendi Purchase. This included the settlement of outstanding stock options, charitable contributions paid on behalf of our predecessor's board of directors and transaction-related costs.

        At the time of the Vivendi Purchase, we adjusted our assets and liabilities to their fair market values. These adjustments included $706.0 million allocated to the fair value of our publishing rights (with an estimated life of 30 years), $301.0 million to trademarks and trade names (with an indefinite life), $6.4 million to the fair value of our leases (with an estimated average life of approximately six years), $26.4 million step-up to the fair value of our inventory and $7.3 million step-up to the fair value of the debt at the acquisition date. In conjunction with this assessment, we included $143.6 million of existing pre-publication costs in the fair value of publishing rights. Vivendi also committed to a formal plan to restructure our operations. We included costs related to this plan of $53.6 million in the allocation of the acquisition price.

Other Acquisitions and Dispositions

        On March 31, 2003, we entered into a stock purchase agreement with Prime Entertainment, Inc. to sell all of the outstanding shares of Classworks for $0.8 million in cash, secured notes and inventory. The assets and liabilities, operational results and statements of cash flows of Classworks are reflected as discontinued operations in our accompanying financial statements.

        Subsequent to the Acquisition, we acquired from Vivendi all of the outstanding stock of Kingfisher for $3.9 million. Kingfisher is a U.K.-based company that publishes children's fiction and non-fiction titles and reference materials for the trade market worldwide. We accounted for this purchase using purchase accounting in our consolidated financial statements and the results of operations are included for periods subsequent to the acquisition date. As such, we adjusted our assets and liabilities to fair value including an increase of $6.4 million in the value of publishing rights (with an estimated life of 18 years).

        In October 2002, we sold Sunburst Technology Corporation ("Sunburst") to Educational Technologies LLC for $22.8 million, subject to post-closing price adjustments. In May 1999, we had acquired Sunburst Communications Inc., a developer of software and video instructional materials for the elementary and secondary school markets, for an aggregate amount of $34.4 million. We subsequently merged Sunburst Communications Inc. with our Houghton Mifflin Interactive subsidiary to form Sunburst. We contributed to Sunburst the assets of the Little Planet Literacy Series, which we had acquired in January 1999 from Applied Learning Technologies, Inc. for $4.6 million in cash. We also contributed Educational Resources, Inc. and Roger Wagner Publishing Inc., distributors and developers of multimedia instructional products for K-12 markets, both of which we acquired from Vivendi concurrently with the Vivendi Purchase, for $6.4 million. The assets and liabilities, operational results and cash flows of Sunburst are reflected as discontinued operations in our accompanying financial statements.

        Concurrently with the Vivendi Purchase, we acquired from Vivendi two other wholly owned subsidiaries, LKC Publications, Inc. ("LKC") and Classworks, for $1.1 million. LKC, a distributor of trade books, operates within our Trade and Reference Publishing segment. Our consolidated financial statements include the operating results of LKC from the date of the Vivendi Purchase. These transactions were accounted for as a reorganization of entities under common control. As of December 31, 2002, we had committed to a formal plan of disposal by sale of Classworks. The assets and liabilities, operational results and cash flows of Classworks are reflected as a discontinued operation in our accompanying financial statements.

        In December 2001, we acquired all of the outstanding common stock of TSI from Thomson Newsprint Inc. for $17.7 million. TSI provides computer-based and paper-and-pencil test development, test administration and related services to state agencies, professional certification associations and corporations. Our consolidated financial statements include TSI's operating results from the date of acquisition in the Other segment. The acquisition was accounted for as a purchase. In 2002, we merged TSI with our wholly owned subsidiary Computer Adaptive Technologies ("CAT") to form Promissor.

        In September 2000, we launched a joint venture with Sylvan Ventures and Inception Capital called Classwell. We initially invested $7.0 million of cash and contributed other assets in return for a fully diluted ownership interest in Classwell of approximately 32%, and accounted for our interest using the equity method. Upon the Vivendi Purchase, Sylvan and Inception exercised their put right, pursuant to existing contractual requirements and we acquired the remaining shares of Classwell held by Inception Capital in August 2001 and by Sylvan Ventures in October 2001 for $46.8 million. Beginning in August 2001, we have accounted for our investment in Classwell on a consolidated basis. In November 2002, we acquired all of the remaining shares of Classwell and it is now a wholly owned subsidiary.

        In May 2000, we acquired the net assets of Virtual Learning Technologies, Inc. ("VLT"), an educational testing company that specializes in online assessments for $14.6 million. VLT has been integrated into Riverside, which we report in the K-12 Publishing segment of our consolidated financial statements. The acquisition was accounted for as a purchase.

Critical Accounting Policies and Estimates

        Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, net sales and expenses and related disclosure of contingent assets and liabilities. On an on-going basis we evaluate our estimates, including those related to book returns; allowance for bad debts; recoverability of advances to authors; valuation and recoverability of inventory; amortization periods; recoverability of long-term assets such as pre-publication costs, intangible assets and goodwill; income taxes; restructurings, pensions and other post-retirement benefits and contingencies; and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Net Sales Recognition

        We derive net sales primarily from the sale of textbooks and instructional materials, trade books, reference materials, assessment materials and multimedia instructional programs, license fees for book rights and content and services which include test scoring, test development and training.

        We recognize net sales from textbooks and instructional materials, trade books, reference materials, assessment materials and multimedia instructional programs in the period when persuasive evidence of an arrangement with a customer exists, the products are shipped and title and risk of loss have transferred to the customer, all significant obligations have been delivered and we consider collection to be probable. As our products are shipped with a right of return, at the time of sale we make a provision for estimated book returns on these sales, based on historical experience. Also, at the time of sale, we accrue the cost of any inconsequential obligation related to the sale. We include shipping and handling fees billed to our customers in net sales. The cost of shipping and handling are included in selling and administrative costs. Our accrual for estimated returns has ranged from 6% to 8% of total product sales over the past 3 years. For 2002, an increase of 1.0% as a percentage of sales in our estimated returns would have decreased our net sales by approximately $12 million. We record net sales for textbooks shipped from a depository location one month in arrears based on information received from the depository.

        We recognize net sales for test scoring and training in the period when the services have been completed, the fee is fixed and determinable and collection is probable. We recognize net sales for fixed-priced contracts that require significant test development using the percentage-of-completion method. These fixed-price contracts are priced based on a cost plus margin approach. We use cost as the measure to determine the percentage of completion. Differences between what has been billed and what has been recognized as revenue is recorded as deferred revenue. Losses on such contracts are recognized immediately when they become known.

        We also enter into license agreements to license certain book publishing rights and content. We recognize net sales on those arrangements only when a contract is signed, the license term has begun, all obligations have been delivered to the customer and collection is probable.

Pre-Publication Expenditures

        Pre-publication expenditures, which were previously described as book plate capital expenditures, are costs incurred after the completion of a final manuscript. We capitalize the cost of our investment in pre-publication expenditures and amortize those costs from the year of publication over three to five years using the sum-of-the-years-digits method. All of our divisions use this policy, except for our Trade and Reference division with respect to its non-reference publications, which are expensed, and our Riverside division, which uses the straight-line amortization method. We believe the amortization methods and periods chosen best reflect the expected sales generated from individual titles or programs. We evaluate the remaining lives and recoverability of capitalized pre-publication costs, which are often dependent upon program acceptance by state adoption authorities, by comparing the carrying amount related to each title or program with its estimated fair value. Fair value is estimated using the expected future undiscounted net cash flows expected to be generated by that title or program. If a title or program is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the title or program pre-publication costs exceeds the estimated fair value.

Publishing Rights Intangibles

        Publishing rights are contractual relationships between us and an author, allowing us to publish and republish an author's existing and future works as well as create new works based on the author's prior work. We determine the fair market value of the publishing rights at the date of acquisition by discounting the after-tax cash flows projected to be derived from the publishing rights and titles to their net present value using a rate of return that accounts for the time value of money and the appropriate degree of risk. We estimate the useful life of the publishing rights to be approximately 11 to 18 years based on the lives of the various copyrights involved. We calculate amortization using the percentage of the projected operating income before taxes derived from the titles in the current year as a percentage of the total estimated operating income before taxes over the useful life. Decreasing our estimate of the useful life of our publishing rights to ten years would not have a material impact on our operating income as the majority of the amortization occurs during the first six years.

Goodwill and Other Intangible Assets

        Effective as of January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets." The most significant changes made by SFAS No. 142 are: (i) goodwill and indefinite lived intangible assets are no longer amortized; (ii) goodwill is tested for impairment at the reporting unit level; (iii) intangible assets deemed to have an indefinite life and other intangibles, including publishing rights, are tested for impairment at least annually, or more frequently if impairment indicators arise; and (iv) the amortization period of intangible assets with finite lives is no longer limited to 40 years. We test for impairment of goodwill and other intangible assets by comparing the related book value with the expected future undiscounted net cash flows expected to be generated. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the asset.

        We completed our initial impairment review of goodwill by estimating the fair market value of our identified reporting units as of January 1, 2002. For each of the reporting units, we determined the estimated fair market value using the present value of the expected future cash flows of the unit. In all instances the estimated fair value of the reporting unit exceeded its book value and therefore no write-down of goodwill was required at that time.

        In September 2002, we began to reassess the recoverability of our goodwill because certain indicators of possible impairment were present, the most significant of which was the potential sale of Houghton Mifflin by Vivendi at an estimated selling price below the net book value of our net assets.

We performed an assessment of the carrying value of our long-lived assets other than goodwill, and determined that these assets were not impaired at that time. We measured the goodwill impairment on an implied residual basis by deducting the fair value of all assets and liabilities from the total estimated fair value of Houghton Mifflin, which was based on the selling price, to determine residual goodwill. The impairment for goodwill was measured as the excess of recorded goodwill over its implied residual value. As a result of the assessment, we recorded a $775 million impairment charge.

        We do not amortize the value of our trademarks as we believe they have an indefinite life. We amortize our other intangibles on a straight-line basis over their estimated useful life of twelve years.

Inventory

        We use the lower of weighted average cost or market method (replacement cost for new materials and net realizable value for other inventories) to value inventory and determine cost of inventories included in cost of sales in the statement of operations. Our level of obsolete and excess inventory is calculated on a title or program level by comparing the number of units in stock with the expected future demand. The expected future demand of a title or program is determined by the copyright year, the previous years' sales history, the subsequent year's sales forecast, and known forward-looking trends including our development cycle to replace the title or program, and competing titles or programs. Based on this calculation, any excess stock is fully marked down. If we were to increase our reserve level of obsolete and excess inventory by 1% of our total inventory, the net impact on the overall value of our inventory would be $2.5 million and would result in a decrease in our operating income of $2.5 million.

Royalty Advances

        Royalty advances represent royalties paid to an author before they are earned. Advances are reduced as royalties are earned. Annually, advances are evaluated to determine if they are expected to be earned by applying the contracted royalty rate to forecasted future sales by title. In estimating total future sales, we consider the copyright date, the original estimate of life of title sales at the time of the advance, sales of the previous year, the trend in sales since publication, the performance of similar titles in the past, possible paperback sales or other licensing opportunities, changes in marketing plans and known changes in competing products. Any portion of a royalty advance that is not expected to be earned is fully reserved. In addition, prior to publication, royalty advances in certain categories may be partially reserved against to reflect our historical experience with similar titles. If we were to increase our reserve level for royalty advances by 1% of our total royalty advances, the net impact on the overall value of our royalty advances would be $0.6 million and would result in a decrease in our operating income of $0.6 million.

Retirement Plans

        We maintain a qualified defined benefit pension plan (the "Retirement Plan") that covers substantially all employees and an unfunded excess plan that covers employees who earn over the qualified pay limit.

        Our pension expense for all pension plans was approximately $8.6 million in 2002, and is calculated based upon a number of actuarial assumptions, including an expected long-term rate of return on our Retirement Plan assets of 9.25%. In developing our expected long-term rate assumption, we evaluated input from our actuaries and investment consultants, including their review of asset class return expectations as well as long-term inflation assumptions. Projected returns were based on broad equity and bond indices. We also considered our historical 10-year and 15-year average annual returns of 11% and 12%, respectively, which have been in line with these broad equity and bond benchmark indices. Our historical long-term rate of return on Retirement Plan assets was based on an asset allocation assumption of 70% to equity managers with an expected long-term rate of return of 11.0%, and 30% to fixed income managers with an expected long-term rate of return of 5.0%.

        We regularly review our actual asset allocation and periodically rebalance our investments to our targeted allocation when appropriate. Beginning in 2003, we have decided to change our targeted asset allocation to 60% with equity managers and 40% with fixed income managers. For 2003, we have lowered our expected long-term rate of return to 8.0%, reflecting the change in asset allocation as well as a reduction in our anticipated rate of return on equities. We will continue to evaluate our actuarial assumptions, including our expected rate of return, at least annually, and will adjust as necessary.

        We base our determination of pension expense on a market-related value of assets that spreads asset gains or losses over a five-year period which reduces year-to-year volatility. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return. Since the market-related value of assets recognizes gains or losses over a five-year period, the future value of assets will be impacted as previously deferred gains or losses are recorded.

        As a result of the Vivendi Purchase, unrecognized net actuarial losses of approximately $7.8 million were recorded on our consolidated balance sheet. Since the Vivendi Purchase, we generated unrecognized net actuarial losses due to the unfavorable performance of the equity markets. As a result of the Acquisition on December 30, 2002, we fair valued our pension liabilities and the unrecognized net actuarial losses of approximately $38.3 million at that date were recorded on our consolidated balance sheet.

        The discount rate that we utilize for determining future pension obligations is based on the yields on high quality fixed income investments. Moody's Aa bond is one benchmark used for this purpose. The discount rate determined on this basis has decreased from 7.25% at September 30, 2001 to 6.50% at December 30, 2002.

        We estimate that our pension expense for all pension plans will be approximately $12.7 million in 2003. This estimate is based on an expected rate of return on our Retirement Plan assets of 8.0%, a discount rate of 6.5% and various other assumptions. Future actual pension expense will depend on future investment performance, changes in future discount rates and various other factors related to the populations participating in our pension plans.

        Lowering the expected long-term rate of return on our Retirement Plan assets by 0.5% (from 8.0% to 7.5%) would have increased our projected pension expense for 2003 by approximately $0.5 million. Lowering the discount rate and the salary increase assumption would have decreased our projected pension expense for 2003 by $0.1 million.

        The value of our Retirement Plan assets has decreased from $92.5 million at December 31, 2001 to $84.6 million at December 31, 2002. Negative investment performance returns and declining discount rates partially offset by cash contributions of $9.5 million in 2002, have increased our under-funded status for the Retirement Plan from $49.8 million at December 31, 2001, to $72.7 million at December 31, 2002. Based on the current under-funded status of the Retirement Plan, we believe that, based on our actuarial assumptions, we will have to make a cash contribution of $25.6 million in 2003.

Results of Operations

        The following tables set forth information regarding our net sales, operating income (loss) and other information from our consolidated statements of operations. As discussed above, the results and percentages for the year ended December 31, 2001 are based on the mathematical addition of the historical results from the Pre-predecessor Stub Period and Predecessor Stub Period, as set out in the following table, and are not necessarily indicative of what the results for the periods would have been had the Vivendi Purchase not occurred.

	Period from January 1, 2001 to July 6, 2001	Period from July 7, 2001 to December 31, 2001	Total
		(dollars in millions)
Net sales
K-12 Publishing	$339.2	$454.5	$793.7
College Publishing	46.6	139.4	185.9
Trade and Reference Publishing	49.6	97.3	147.0
Other	0.7	1.9	2.6

Total net sales	$436.2	$693.0	$1,129.2
Cost of sales excluding pre-publication and publishing rights amortization	231.3	279.8	511.1
Pre-publication and publishing rights amortization	29.0	76.3	105.2

Cost of sales	260.2	356.1	616.3
Selling and administrative	260.7	197.8	458.5
Intangible asset amortization	16.1	0.5	16.7

Operating income (loss)	(100.9)	138.6	37.7
Net interest expense	(18.0)	(25.3)	(43.3)
Equity in losses of equity method investee	(3.7)	(1.0)	(4.7)
Other income (loss)	(0.5)	0.9	0.4
Income tax provision (benefit)	(35.9)	48.2	12.3

Income (loss) from continuing operations	(87.2)	65.1	(22.1)
Income (loss) from discontinued operations, net of tax	(1.5)	(2.0)	(3.4)
Preferred stock dividend and redemption costs, net of tax	—	(0.9)	(0.9)
Net income (loss) available to common shareholders	$(88.7)	$62.3	$(26.4)
Operating income (loss):
K-12 Publishing	$(36.0)	$87.9	$51.9
College Publishing	(28.0)	39.5	11.5
Trade and Reference Publishing	(12.6)	14.8	2.2
Other	(24.3)	(3.6)	(27.8)

	$(100.9)	$138.6	$37.7

	Years Ended December 31,			Three Months Ended March 31,
	2000	2001	2002	2002	2003
	(dollars in millions)
Net sales:
K-12 Publishing	$724.8	$793.7	$773.0	$55.5	$69.6
College Publishing	174.4	185.9	212.0	20.3	21.0
Trade and Reference Publishing	101.5	147.0	144.5	35.5	27.0
Other	1.0	2.6	65.1	13.8	15.2

Total net sales	$1,001.7	$1,129.2	$1,194.6	$125.1	$132.8
Cost of sales excluding pre-publication and publishing rights amortization	404.0	511.1	470.1	70.1	78.2
Pre-publication and publishing rights amortization	52.0	105.2	155.2	32.1	36.8

Cost of sales	456.0	616.3	625.3	102.2	115.0
Selling and administrative	372.7	458.5	496.2	106.6	121.4
Intangible asset amortization	2.7	1.8	1.6	0.8	0.2
Goodwill amortization	28.2	14.9	—	—	—
Goodwill impairment charge	—	—	775.0	—	—
Acquired in-process research and development	1.3	—	—	—	—

Operating income (loss)	140.8	37.7	(703.5)	(84.5)	(103.8)
Net interest expense	(31.8)	(43.3)	(42.7)	(7.8)	(27.8)
Debt extinguishment costs	—	—	—	—	(48.4)
Equity in losses of equity method investee	(2.7)	(4.7)	—	—	—
Other income (loss)	(4.6)	0.4	—	—	—
Income tax provision (benefit)	43.3	12.3	12.1	(38.8)	(66.2)

Income (loss) from continuing operations	58.4	(22.2)	(758.3)	(53.5)	(113.8)
Income (loss) from discontinued operations, net of tax	(2.6)	(3.4)	(31.8)	0.4	(1.2)
Preferred stock dividend and redemption costs, net of tax	—	(0.8)	(8.6)	(1.0)	—

Net income (loss) available to common shareholders	$55.8	$(26.4)	$(798.7)	$(54.1)	$(115.0)

	Years Ended December 31,			Three Months Ended March 31,
	2000	2001	2002	2002	2003
	(as a percentage of net sales)
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales excluding pre-publication and publishing rights amortization	40.3	45.2	39.4	56.0	58.9
Pre-publication and publishing rights amortization	5.2	9.4	13.0	25.7	27.7

Cost of sales	45.5	54.6	52.4	81.7	86.6
Selling and administrative	37.2	40.6	41.5	85.3	91.4
Intangible asset amortization	0.3	0.2	0.1	0.6	0.2
Goodwill amortization	2.8	1.3	—	—	—
Goodwill impairment charge	—	—	64.9	—	—
Acquired in-process research and development	0.1	—	—	—	—

Operating income (loss)	14.1	3.3	(58.9)	(67.6)	(78.2)
Net interest income (expense)	(3.2)	(3.8)	(3.6)	(6.2)	(20.9)
Debt extinguishment costs	—	—	—	—	(36.4)
Equity in losses of equity method investee	(0.3)	(0.4)	—	—	—
Other income (loss)	(0.5)	0.0	—	—	—
Income tax provision (benefit)	4.3	1.1	1.0	(31.0)	(49.8)

Income (loss) from continuing operations	5.8	(2.0)	(63.5)	(42.8)	(85.7)
Income (loss) from discontinued operations, net of tax	(0.2)	(0.3)	(2.7)	0.3	(0.9)
Preferred stock dividend and redemption costs, net of tax	—	—	(0.7)	(0.8)	—

Net income (loss)	5.6%	(2.3)%	(66.9)%	(43.3)%	(86.6)%

Three Months Ended March 31, 2003 compared to Three Months Ended March 31, 2002

Net Sales

        Net sales for the quarter ended March 31, 2003 increased $7.7 million, or 6.2%, to $132.8 million from $125.1 million in the first quarter of 2002.

        K-12 Publishing.    The K-12 Publishing segment's net sales in the first quarter of 2003 increased $14.1 million, or 25.5%, to $69.6 million from net sales of $55.5 million in the first quarter of 2002. The first quarter net sales are typically the lowest of the year due to the seasonal nature of the K-12 business when sales represent mostly re-orders of current titles from existing customers. The increase in net sales in the first quarter of 2003 compared to the first quarter of 2002 was mainly due to earlier than expected new business orders for elementary reading in California of $6.6 million and higher testing net sales of $5.9 million. The higher testing net sales were due to the launch of a new version of the Stanford-Binet Intelligence Scales Test and increased sales from CRT contracts.

        College Publishing.    The College Publishing segment's net sales in the first quarter of 2003 rose $0.7 million, or 3.1%, to $21.0 million from $20.3 million in the first quarter of 2002.

        Trade and Reference Publishing.    The Trade and Reference Publishing segment's net sales in the first quarter of 2003 decreased $8.5 million, or 23.8%, to $27.0 million from $35.5 million in the first quarter of 2002. The decrease was mainly due to lower demand for J.R.R. Tolkien products and decreased reorders attributable to a weak U.S. economy. The first quarter of 2002 was exceptionally strong in comparison to the first quarter of 2003 because of J.R.R. Tolkien sales, fueled by the first movie release of The Lord of the Rings: The Fellowship of the Ring in December 2001. This reduction was partially offset by new sales due to the acquisition of Kingfisher, which contributed $3.4 million of net sales in the first quarter of 2003.

        Other.    The Other segment's net sales in the first quarter of 2003 increased $1.4 million, or 10.1%, to $15.2 million from $13.8 million in the first quarter of 2002. The increase was mainly due to increased test volumes and strong sales of additional products to existing customers at Promissor.

Cost of Sales Excluding Pre-publication and Publishing Rights Amortization

        Cost of sales excluding pre-publication and publishing rights amortization in the first quarter of 2003 increased $8.1 million, or 11.6%, to $78.2 million from $70.1 million in the first quarter of 2002. The increased cost of sales was due to higher manufacturing costs of $3.3 million and increased editorial expenses of $5.0 million incurred for new program development and product revisions in preparation for sales opportunities in 2004 and beyond. The higher manufacturing costs were due to the higher sales as well as a higher inventory step-up charge of $0.9 million as a result of the acquisition of Houghton Mifflin by HM Holdings. Cost of sales increased as a percentage of net sales, to 58.9% in the first quarter of 2003 from 56.0% in the first quarter of 2002.

Pre-publication and Publishing Rights Amortization

        Pre-publication and publishing rights amortization in the first quarter of 2003 increased $4.7 million, or 14.6%, to $36.8 million from $32.1 million in the first quarter of 2002. The increase was primarily the result of the acquisition of Houghton Mifflin by HM Holdings on December 31, 2002. As a result of the related purchase price study, the publishing rights amortization increased to $36.3 million in the first quarter of 2003 compared to $30.3 million in the first quarter of 2002. Overall, due to the increased publishing rights amortization, pre-publication and publishing rights amortization increased as a percentage of sales to 27.7% in the first quarter of 2003 from 25.7% in the first quarter of 2002.

Selling and Administrative

        Selling and administrative expenses in the first quarter of 2003 increased $14.8 million, or 13.9%, to $121.4 million from $106.6 million in the first quarter of 2002. Higher selling and administrative expenses was due mainly to a charge for retention agreements with key employees of $12.4 million in the first quarter of 2003. We are recording the expense of these arrangements ratably over the retention period that will expire on or before June 30, 2004. Due primarily to this retention charge, selling and administrative expenses increased as a percentage of net sales to 91.4% in the first quarter of 2003 from 85.3% in the first quarter of 2002.

Operating Loss

        The operating loss for the three months ended March 31, 2003 increased $19.3 million, or 22.8%, to $103.8 million from $84.5 million in the same period for 2002.

        K-12 Publishing.    The K-12 Publishing segment's operating loss in the first quarter of 2003 increased $6.9 million, or 9.8%, to $77.0 million from $70.1 million in the first quarter of 2002. The increase in the operating loss was primarily due to higher editorial expense, publishing rights amortization and an employee retention charge, partially offset by higher net sales. Increased editorial expenses were incurred for new product development and product revisions in preparation for sales opportunities in the year 2004 and beyond. Increased publishing rights amortization was due to the acquisition of Houghton Mifflin by HM Holdings.

        College Publishing.    The College Publishing segment's operating loss in the first quarter of 2003 increased $10.1 million, or 80.2%, to a loss of $22.7 million from a loss of $12.6 million in the first quarter of 2002. The increase in the operating loss was primarily due to an employee retention charge booked in the first quarter of 2003, higher publishing rights amortization due to the acquisition of Houghton Mifflin by HM Holdings and higher depreciation expense for technology initiatives in digitizing our content.

        Trade and Reference Publishing.    The Trade and Reference Publishing segment's operating results in the first quarter of 2003 decreased by $3.0 million to a loss of $1.5 million from operating income of $1.5 million in the first quarter of 2002. The operating loss was due to lower net sales and employee retention charges partially offset by lower publishing rights amortization. The lower publishing rights amortization was mainly due to timing of the publishing rights amortization, where a higher amortization is recorded in the second year when a greater percentage of the total projected income for a title in this segment is earned.

        Other.    The Other segment's operating loss in the first quarter of 2003 decreased by $0.7 million, or 21.2%, to a loss of $2.6 million from a loss of $3.3 million in the first quarter of 2002. The decreased operating loss was primarily due to the higher sales and operating efficiencies gained by combining the operations of CAT and TSI, partially offset by employee retention charges and higher depreciation due to the fair valuing of assets related to the HM Holdings acquisition of Houghton Mifflin.

Net Interest Expense

        Net interest expense in the first quarter of 2003 increased $20.0 million, or 256.5%, to $27.8 million from $7.8 million in the first quarter of 2002. This increase reflected higher borrowings and interest rates during the first quarter of 2003 due to debt incurred to fund the purchase of Houghton Mifflin by HM Holdings.

Debt Extinguishment Charge

        In the first quarter of 2003, we recorded a $48.4 million debt extinguishment charge related to the tendering of the 2004 Senior Notes and 2006 Senior Notes and the repayment of the $500.0 million senior subordinated bridge loan facility and the $275.0 million senior term loan under the senior credit facility to finance the Acquisition.

Income Taxes

        The income tax benefit in the first quarter of 2003 increased $27.4 million, or 70.8%, to $66.2 million from $38.8 million in the first quarter of 2002. This increase was due to the higher operating loss partially offset by a decrease in the effective tax rate to 36.8% in the first quarter of 2003 from 42.0% in the first quarter of 2002. The decrease in the effective tax rate was due to a higher percentage of non-deductible expenses in 2003.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Net Sales

        Net sales for the year ended December 31, 2002 increased $65.4 million, or 5.8%, to $1,194.6 million from $1,129.2 million in the same period for 2001.

        K-12 Publishing.    The K-12 Publishing segment's net sales for the year ended December 31, 2002 decreased $20.7 million, or 2.6%, to $773.0 million from $793.7 million in the same period for 2001. The sales decrease was due to reduced adoption opportunities in our core secondary school subjects which contributed to a $50 million decrease in sales, sales decreases in open territories of $44 million primarily due to certain state funding shortfalls and decreased opportunities, uncertainties during the period regarding the implementation of the testing provisions of the NCLB Act and an expected decline in net sales of $5.8 million from the Woodcock-Johnson III Complete Battery, which was released in 2000. These reductions were partially offset by higher sales in the California elementary school reading adoption which led to higher California elementary school sales of $72.5 million and the successful launch of new supplemental products.

        College Publishing.    The College Publishing segment's net sales for the year ended December 31, 2002 increased $26.1 million, or 14.0%, to $212.0 million from $185.9 million in the same period for 2001. This increase in net sales was due to increased enrollment, strong performance in the domestic market of frontlist titles and growing high school advanced placement sales. These increases were offset by higher book returns due to the higher sales but book returns were slightly lower as a percentage of sales.

        Trade and Reference Publishing.    The Trade and Reference Publishing segment's net sales for the year ended December 31, 2002 decreased $2.5 million, or 1.7%, to $144.5 million from $147.0 million in the same period for 2001. The Trade and Reference Publishing division's net sales in 2002 were down slightly from 2001 due to lower net sales of titles by J.R.R. Tolkien. Both 2001 and 2002 benefited from increased sales of titles by J.R.R. Tolkien, primarily due to the release of the motion pictures The Lord of the Rings: The Fellowship of the Ring in December 2001 and The Lord of the Rings: The Two Towers in December 2002. Due to market saturation, we expect that our heightened level of sales of titles by J.R.R. Tolkien will decline in 2003, and we expect higher book returns in 2003 on the Tolkien titles sold in 2002. As such, we have increased our book return reserve at December 31, 2002 to cover these expected returns.

        Other.    The Other segment's net sales for the year ended December 31, 2002 increased $62.5 million to $65.1 million from $2.6 million in the same period for 2001. The 2002 net sales included $62.2 million from TSI, which we acquired in December 2001. During 2002, TSI was combined with the operations of CAT and renamed Promissor.

Cost of Sales Excluding Pre-publication and Publishing Rights Amortization

        Cost of sales excluding pre-publication and publishing rights amortization for the year ended December 31, 2002 decreased $41.0 million, or 8.0%, to $470.1 million from $511.1 million for the same period in 2001. Our cost of sales for 2002 included $4.4 million of inventory step-up expense compared to $22.0 million in 2001. Before giving effect to this inventory step-up, cost of sales decreased as a percentage of sales from 2001 to 2002. This decrease was primarily due to lower markdown costs and favorable vendor pricing in 2002. For 2001 we marked down an additional $21.9 million of inventory, mainly in K-12 Publishing, after disappointing performances in certain states' elementary school adoptions. Editorial costs in 2001 inlcuded $7.0 million of non-recurring costs directly related to the Vivendi Purchase. Cost of sales in 2002 also decreased as we renegotiated more favorable pricing from certain of our major vendors. As a percentage of sales, cost of sales decreased to 39.4% for 2002 from 45.3% in 2001. The lower percentage was also due to the acquisition of TSI, which has minimal cost of sales due to the nature of its business, the delivery of computer-based testing solutions.

Pre-publication and Publishing Rights Amortization

        Pre-publication and publishing rights amortization for the year ended December 31, 2002 increased $50.0 million, or 47.5%, to $155.2 million from $105.2 million in the same period for 2001. This increase was primarily due to having twelve months of publishing rights amortization during 2002 compared to six months of amortization during 2001 as a result of an increase in the fair value of the publishing rights due to the Vivendi Purchase. As a percentage of sales, pre-publication and publishing rights amortization increased to 13.0% in 2002 from 9.3% in 2001.

Selling and Administrative

        Selling and administrative expenses for the year ended December 31, 2002 increased $37.7 million, or 8.2%, to $496.2 million from $458.5 million in the same period for 2001. As a percentage of sales, selling and administrative expenses increased to 41.5% in 2002 compared to 40.6% in 2001. Selling and administrative expenses in 2001 included $44.1 million of non-recurring costs directly related to the Vivendi Purchase, a $4.0 million restructuring charge (consisting primarily of severance payments and lease termination costs) for the closing of our Morris Plains, New Jersey facility and $2.1 million of restructuring expense related to the integration of subsidiaries acquired from Vivendi. Selling and administrative expenses in the twelve months ended December 31, 2002 included approximately $10 million of retention payments and non-recurring costs related to the Vivendi Purchase and the Acquisition and a management fee of $6.0 million paid to Vivendi. Excluding the effects of these charges, selling and administrative expenses increased in 2002 due to the integration of TSI, which caused selling and administrative expenses to increase by $43.8 million, higher selling costs due to an increase in the size of the sales force and increased sampling costs, reflecting more new adoption opportunities compared to the prior year.

Intangible Asset Amortization

        Intangible asset amortization for the year ended December 31, 2002 decreased $0.2 million, or 11.1%, to $1.6 million from $1.8 million in the same period for 2001. The decrease in intangible asset amortization was due to the Vivendi Purchase. As at July 7, 2001, we revalued other intangibles, which reduced our amortization in 2001. As a result, intangible assets amortization as a percentage of sales decreased to 0.1% of sales in 2002 from 0.2% in 2001.

Goodwill Amortization

        Goodwill amortization for the year ended December 31, 2002 decreased $14.9 million, or 100.0%, to zero from $14.9 million in the same period for 2001. The decrease in goodwill amortization was due to our adoption of SFAS No. 141 and SFAS No. 142, pursuant to which we stopped amortizing goodwill after the date of the Vivendi Purchase.

Goodwill Impairment Charge

        For 2002, we recorded a $775.0 million charge relating to the impairment of the goodwill arising from the Vivendi Purchase.

Operating Income (Loss)

        Operating results for the year ended December 31, 2002 decreased $741.2 million to a loss of $703.5 million from income of $37.7 million in the same period for 2001. The operating loss for the year ended December 31, 2002 included a goodwill impairment charge of $775.0 million.

        K-12 Publishing.    The K-12 Publishing segment's operating results for the year ended December 31, 2002 decreased $514.8 million to a loss of $462.9 million from income of $51.9 million for the same period in 2001. Included in the operating loss for 2002 was $505.4 million of goodwill impairment charge. Backing out the effects of the goodwill impairment charge, operating income of $42.5 million in 2002, was $9.4 million lower than 2001. The resulting operating margin was 5.5% compared to 6.5% in 2001. The decrease in operating margin was due to lower sales, higher publishing rights amortization due to the Vivendi Purchase and higher sampling costs due to increased sales opportunities, partially offset by the absence in 2002 of non-recurring expenses incurred in 2001 due to the Vivendi Purchase, lower restructuring expenses related to closing the Morris Plains, New Jersey office, lower markdown expense and lower manufacturing costs due to favorable pricing from our major vendors.

        College Publishing.    The College Publishing segment's operating results for the year ended December 31, 2002 decreased $216.2 million to a loss of $204.7 million from income of $11.5 million in the same period for 2001. Included in the operating loss in 2002 was $226.3 million for the goodwill impairment charge. Backing out the effect of the goodwill impairment charge, operating income in 2002 was $21.6 million. The resulting operating margin for 2002 was 10.2% compared to 6.2% in 2001. The increase in operating margin was due to higher sales and non-recurring costs incurred in 2001 due to the Vivendi Purchase, partially offset by higher publishing rights amortization.

        Trade and Reference Publishing.    The Trade and Reference Publishing segment's operating results for the year ended December 31, 2002 decreased $36.2 million to a loss of $34.0 million from income of $2.2 million in the same period for 2001. Included in the operating loss for 2002 was $43.3 million of goodwill impairment charge. Backing out the effects of the goodwill impairment charge, operating income of $9.3 million was $7.1 million higher than 2001. The resulting operating margin increased to 6.4% in 2002 from 1.5% in 2001. The increase in operating margin was due to non-recurring expenses incurred in 2001 related to the Vivendi Purchase and restructuring expenses incurred in 2001 related to combining LKC, previously a Vivendi subsidiary, into Houghton Mifflin, partially offset by higher publishing rights amortization.

        Other.    The Other segment's operating loss for the year ended December 31, 2002 decreased by $25.9 million, or 93.2%, to $1.9 million from $27.8 million in the same period for 2001. The lower operating loss was due to non-recurring expenses incurred in 2001 related to the Vivendi Purchase, the acquisition of TSI which contributed operating income to the segment and lower unallocated corporate expenses.

Net Interest Expense

        Net interest expense for the year ended December 31, 2002 decreased $0.6 million, or 1.4%, to $42.7 million from $43.3 million in the same period for 2001. The overall decrease in our net interest expense was due to lower interest rates, as Vivendi started funding our short term working capital needs partially offset by an increase in debt after the Vivendi Purchase. Net interest expense from affiliate loans was $10.1 million in 2001, all of which was charged in the period from July 7, 2001 to December 31, 2001, compared to $29.0 million for 2002.

        In the future, we expect to have higher interest expense due to the increased amount of our debt following the Transactions.

Equity in Losses of Equity Method Investments

        For 2001, we recorded a $4.7 million loss using the equity method, which reflected our share of the losses from our equity interest in Classwell. As of August 15, 2001, Classwell was fully consolidated into our accounts. Subsequent to this date, we have had no other equity method investments.

Other

        During 2001, we recorded a charge for the write-down of an investment in an electronic library start-up company, which resulted in a pre-tax loss of $0.5 million. We also recorded $0.9 million of income related to the minority interest in 2001, representing the period in which we did not wholly own Classwell.

Income Taxes

        The income tax provision for the year ended December 31, 2002 decreased $0.2 million, or 1.6%, to $12.1 million from $12.3 million in the same period for 2001. For the period of Vivendi ownership, we were a member of Vivendi's U.S. consolidated tax group. However, we calculated our income tax provision on a stand-alone basis. For 2002, we recorded a tax expense of $12.1 million with an effective tax rate of 1.6%. The asset impairment charge was not tax deductible. Excluding the impact of the asset impairment charge, the effective tax rate for 2002 was 42.0%.

        In 2001, we recorded a tax benefit of $35.9 million for the period prior to the Vivendi Purchase (the Pre-predecessor Stub Period) with an effective tax rate of (29.1)%, and a tax provision of $48.2 million for the Predecessor Stub Period, with an effective tax rate of 42.6%. The tax benefit in the first half of 2001 included an accrual of $8.9 million for settlement with the IRS resolving all outstanding matters related to a dispute about our corporate owned life insurance.

Discontinued Operations

        The loss from discontinued operations for the year ended December 31, 2002 increased $28.4 million, or 835.3%, to $31.8 million from $3.4 million in the same period for 2001. The results of Sunburst, which was sold in October 2002, and Classworks, which was sold in April 2003, are presented in discontinued operations. In 2002, we wrote down $29.3 million of goodwill and other intangible assets allocated to Sunburst to reflect its sale value.

Preferred Stock Dividend and Redemption Costs

        The preferred stock dividend and redemption costs for the year ended December 31, 2002 increased $7.8 million, or 975%, to $8.6 million from $0.8 million in the same period for 2001. In October 2001, we issued shares of preferred stock of McDougal Littell to a financial institution. This stock carried a 4.75% annual dividend rate for an after-tax charge of $3.6 million in 2002 and $0.8 million in 2001. These shares were auctioned and redeemed on December 30, 2002, prior to the Acquisition, and an additional after tax charge of $5.0 million was incurred to redeem the preferred shares.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

        Net sales for the year ended December 31, 2001 increased $127.5 million, or 12.7%, to $1,129.2 million from $1,001.7 million in the same period for 2000.

Net Sales

        K-12 Publishing.    The K-12 Publishing segment's net sales for the year ended December 31, 2001 increased $68.9 million, or 9.5%, to $793.7 million from $724.8 million in the same period for 2000. Our success in certain secondary school mathematics and language arts adoptions that contributed to a $60.6 million increase in secondary school sales, the launch of new supplemental products, higher testing net sales of $5.8 million was partially offset by disappointing results in certain state elementary school adoptions that contributed to a $5.9 million decrease in elementary school sales.

        College Publishing.    The College Publishing segment's net sales for the year ended December 31, 2001 increased $11.5 million, or 6.6%, to $185.9 million from $174.4 million in the same period for 2000. The increase in College Publishing segment net sales resulted from sales growth in both backlist and frontlist titles and from increased sales in the high school advanced placement market. These increases were partially offset by higher book returns due to the higher sales.

        Trade and Reference Publishing.    The Trade and Reference Publishing segment's net sales for the year ended December 31, 2001 increased $45.5 million, or 44.8%, to $147.0 million from $101.5 million in the same period for 2000. The increase from 2000 was primarily due to increased sales of titles by J.R.R. Tolkien of approximately $47 million and several other bestsellers, including Fast Food Nation, Constantine's Sword and The Wind Done Gone, partially offset by a decrease in reference sales as this was the second year of the launch of the fourth edition of The American Heritage Dictionary. The renewed popularity of the titles by J.R.R. Tolkien was primarily due to the release of the motion picture The Lord of the Rings: The Fellowship of the Ring. These increases were partially offset by higher book returns due to the higher sales.

        Other.    The Other segment's net sales for the year ended December 31, 2001 increased $1.6 million, or 160%, to $2.6 million from $1.0 million in the same period for 2000. Included in 2001 was $1.1 million of sales from TSI, which we acquired in December 2001.

Cost of Sales Excluding Pre-publication and Publishing Rights Amortization

        Cost of sales excluding pre-publication and publishing rights amortization for the year ended December 31, 2001 increased $107.1 million, or 26.5%, to $511.1 million from $404.0 million in the same period for 2000. In 2001, our cost of sales included approximately $22 million of expense resulting from the inventory step-up recorded at the time of the Vivendi Purchase. Before giving effect to the step-up in inventory value, increased cost of sales was the result of higher sales and increased markdown and higher implementation expenses in the K-12 Publishing segment. In 2001, we wrote down $21.9 million in inventory, mainly in K-12 Publishing, as we revised sales projections after disappointing performances in certain states' elementary school adoptions. Additionally, higher implementation costs, driven by an increased number of K-12 adoption opportunities, also contributed to the higher ratio of cost of sales in 2001. As a percentage of sales, cost of sales increased to 45.3% for 2001 from 40.3% in 2000. The higher percentage was primarily due to the inventory step-up charge, higher implementation costs and higher markdowns. Editorial costs in 2001 included $7.0 million of non-recurring costs directly related to the Vivendi Purchase.

Pre-publication and Publishing Rights Amortization

        Pre-publication and publishing rights amortization for the year ended December 31, 2001 increased $53.2 million, or 102.3%, to $105.2 million from $52.0 million in the same period for 2000.

Amortization of publishing rights in 2001 was $76.2 million following the Vivendi Purchase. There was no significant amortization prior to this date. Pre-publication amortization was $30.0 million in 2001 compared to $52.0 million in 2000. The decrease in pre-publication amortization was due to the inclusion of pre-publication costs within publishing rights as part of the purchase price study performed at the time of the Vivendi Purchase. As a percentage of sales, pre-publication and publishing rights amortization increased to 9.3% in 2001 from 5.2% in 2000. The increase was primarily due to higher publishing rights amortization as a result of the Vivendi Purchase.

Selling and Administrative

        Selling and administrative expenses for the year ended December 31, 2001 increased $85.8 million, or 23.0%, to $458.5 million from $372.7 million in the same period for 2000. Selling, advertising and distribution costs grew in 2001 due to higher net sales. Selling and administrative expenses, as a percentage of sales, increased to 40.6% in 2001 from 37.2% in 2000. Administrative expenses in 2001 included $44.1 million of non-recurring expenses directly related to the Vivendi Purchase and $4.0 million of restructuring expense (consisting primarily of severance payments and lease termination costs) related to the closing of the Morris Plains, New Jersey facility and $2.1 million of restructuring expense related to the integration of subsidiaries acquired from Vivendi.

Intangible Asset Amortization

        Intangible asset amortization for the year ended December 31, 2001 decreased $0.9 million, or 33.3%, to $1.8 million from $2.7 million in the same period for 2000. The decrease in intangible assets amortization was due to the Vivendi Purchase. At that time, we revalued other intangibles in the allocation of the purchase price, which reduced our amortization. As a result, intangible asset amortization as a percentage of sales decreased to 0.7% in 2001 from 1.5% in 2000.

Goodwill Amortization

        Goodwill amortization for the year ended December 31, 2001 decreased $13.2 million, or 47.2%, to $14.9 million from $28.2 million in the same period for 2000. The decrease in goodwill amortization was due to our adoption of SFAS No. 141 and SFAS No. 142, pursuant to which we stopped amortizing goodwill after the date of the Vivendi Purchase.

Acquired In-Process Research and Development

        In connection with the acquisition of VLT in May 2000, Houghton Mifflin wrote off in-process research and development totaling $1.3 million ($0.8 million after tax) in the second quarter of 2000. The charge was necessary because we determined that the acquired technology had not yet reached technological feasibility and had no future alternative use. This amount represents an allocation of the purchase price related to new versions of Assess2Learn (formerly CyberSTAR) and Assess2Know (formerly ActNow!).

Operating income

        Operating income for the year ended December 31, 2001 decreased $103.1 million, or 73.2%, to $37.7 million from $140.8 million in the same period for 2000.

        K-12 Publishing.    The K-12 Publishing segment's operating income for the year ended December 31, 2001 decreased $68.8 million, or 57.0%, to $51.9 million from $120.7 million in the same period for 2000. The resulting operating margin for 2001 was 6.5% compared to 16.6% in 2000. The decrease in operating margin was primarily due to higher publishing rights amortization and non-recurring expenses due to the Vivendi Purchase, restructuring expenses incurred in 2001 to close the Morris Plains, New Jersey office and higher implementation costs due to higher give-aways in adoption states, partially offset by higher sales.

        College Publishing.    The College Publishing segment's operating income for the year ended December 31, 2001 decreased $13.0 million, or 53.1%, to $11.5 million from $24.5 million in the same period for 2000. The resulting operating margin for 2001 was 6.2% compared to 14.0% in 2000. The decrease in operating margin was due to higher publishing rights amortization and higher non-recurring costs in 2001 due to the Vivendi Purchase, higher sales of shrinkwrap packages which carry lower margins and higher selling costs due to the expansion of sales staff to take advantage of expanded product offerings and projected enrollment growth in the coming years. These decreases were partially offset by higher sales.

        Trade and Reference Publishing.    The Trade and Reference segment's operating income for the year ended December 31, 2001 decreased $9.1 million, or 80.5%, to $2.2 million from $11.3 million in the same period for 2000. The resulting operating margin decreased to 1.5% in 2001 from 11.1% in 2000. The decrease in operating margin was due to the non-recurring expenses incurred in 2001 related to the Vivendi Purchase, the restructuring expenses related to combining LKC, previously a Vivendi subsidiary, into Houghton Mifflin in 2001 and higher publishing right amortization as a result of the Vivendi Purchase, partially offset by higher sales.

        Other.    The Other segment's operating loss for the year ended December 31, 2001 increased $12.1 million, or 77.1%, to $27.8 million from $15.7 million in the same period for 2000. The higher operating loss was due to unallocated non-recurring corporate expenses related to the Vivendi Purchase, partially offset by lower losses at CAT and lower unallocated corporate-related expenses.

Net Interest Expense

        Net interest expense for the year ended December 31, 2001 increased $11.5 million, or 36.2%, to $43.3 million from $31.8 million in the same period for 2000. Interest expense from affiliate loans to Vivendi was $10.1 million in 2001. The increase reflected higher borrowings incurred in connection with the Vivendi Purchase, partially offset by lower interest rates as we ended our commercial paper program.

Equity in Losses of Equity Method Investments

        The equity in losses of equity method investments for the year ended December 31, 2001 increased $2.0 million, or 74.1%, to $4.7 million from $2.7 million in the same period for 2000. During 2001, we recorded a $4.7 million loss using the equity method, reflecting our share of losses in Classwell. This amount represents an increase of $2.0 million from the $2.7 million loss recorded in connection with Classwell in 2000.

Other

        Other income for the year ended December 31, 2001 increased $5.0 million to income of $0.4 million from a loss of $4.6 million in the same period for 2000. During 2001, we recorded a charge for the write-down of an investment in an electronic library start-up company, which resulted in a pre-tax loss of $0.5 million. We also recorded $0.9 million benefit from the minority absorbing a portion of Classwell's 2001 operating loss during the period when we did not wholly own Classwell.

        During 2000, we recorded a charge for the write-down of our investment in a distance learning start-up company, which resulted in a loss of $4.6 million.

Income Taxes

        The income tax provision for the year ended December 31, 2001 decreased $31.0 million, or 71.6%, to $12.3 million from $43.3 million in the same period for 2000. For the period of Vivendi ownership, we were a member of Vivendi's U.S. consolidated tax group. However, we have calculated our income tax provision on a stand-alone basis. In 2001, we recorded a tax benefit of $35.9 million for the Pre-predecessor Stub Period with an effective tax rate of (29.1)%, and a tax provision of $48.2 million for the Predecessor Stub Period, with an effective tax rate of 42.5%. The tax benefit in the first half of 2001 included an accrual of $8.9 million for settlement with the IRS resolving all outstanding matters related to a dispute about our corporate owned life insurance. We recorded a tax provision of $43.3 million in 2000, with an effective tax rate of 42.6%.

Discontinued Operations

        The loss from discontinued operations for the year ended December 31, 2001 increased $0.8 million, or 30.8%, to $3.4 million from $2.6 million in the same period for 2000. The results of Sunburst, which was sold in October 2002, and Classworks, which was sold in April 2003, are presented in discontinued operations.

Preferred Stock Dividend and Redemption Costs

        In October 2001, we issued shares of preferred stock of McDougal Littell to a financial institution. This stock carried a 4.75% annual dividend rate for an after-tax charge of $0.8 million in 2001.

Liquidity and Capital Resources

        Our principal businesses are seasonal, with almost 85% of annual net sales derived from educational publishing in the K-12 and College Publishing segments, which are markedly seasonal businesses. We realize approximately 50% of net sales in the third quarter. This sales seasonality affects our operating cash flow. We normally incur a net cash deficit from all of our activities through the middle of the third quarter of the year. We intend to fund the deficit through the draw-down of cash and marketable securities, supplemented by borrowings under our revolving senior credit facility in 2003.

Operating Activities

        During the first quarter of 2003, we used $35.8 million of cash, as well as $76.8 million of net borrowings, to cover our seasonal operating loss and working capital needs and to fund pre-publication and capital investments. During the first quarter of 2002, we used $51.0 million of net borrowings and $6.5 million of cash to cover our seasonal working capital needs and to fund pre-publication and capital investments.

        Net cash used in operating activities was $73.4 million in the first quarter of 2003, a $48.7 million increase from the $24.7 million of cash used in operating activities during the first quarter of 2002. Net loss excluding non-cash items increased by $22.4 million. Changes in operating assets and liabilities used $23.6 million more cash during the first quarter of 2003 than in the same period in 2002 due to higher taxes paid and higher interest payments.

        Net cash provided by operating activities was $284.7 million in the year ended December 31, 2002, an increase of $29.5 million from $255.2 million for the same period in 2001. Net income excluding non-cash items increased $80.1 million in 2002 from 2001. Changes in operating assets and liabilities used $30.6 million more cash in 2002 than 2001 due to higher accruals in the Pre-predecessor Stub Period. The Pre-predecessor Stub Period includes the accrual for the non-recurring expenses that were subsequently paid on behalf of Vivendi and included in the Predecessor Basis financing activities, partially offset by lower income taxes due to an income tax refund received in 2002. Discontinued operations used $18.8 million more cash in 2002 than 2001 due to the timing of the sale of Sunburst on October 1, 2002 (see "Investing Activities").

        Net cash provided by operating activities was $255.2 million in 2001 compared to $121.7 million in 2000. Net income excluding non-cash items decreased $43.7 million in 2001 from 2000. Changes in operating assets and liabilities generated $176.8 million more in cash mainly due to higher accruals, lower inventories, and lower income taxes paid. Higher accruals include the accrual for the non-recurring expenses that were subsequently paid on behalf of Vivendi and included in the Predecessor Stub Period financing activities. Inventory levels decreased in 2001 compared to 2000. In 2000, inventory levels increased due to early ordering in anticipation of greater sales opportunities in 2001. Lower income taxes paid was due to us being included in Vivendi's U.S. consolidated tax group in the Predecessor Stub Period.

Investing Activities

        Cash required for investing activities was $33.6 million in the first quarter of 2003, an increase of $2.3 million from the $31.3 million used in the same period in 2002. Higher pre-publication expenditures due to increased investment in new products for sales opportunities in 2003 and beyond were partially offset by lower property, plant and equipment spending due to lower spending on our new test center operations.

        Net cash used for investing activities was $123.7 million in 2002, a decrease of $26.3 million from the $150.0 million required in 2001. The decrease reflects a $22.1 million decrease for acquisitions of publishing and technology assets, the sale of Sunburst, net of investment made in pre-publication and property, plant and equipment of $20.5 million partially offset by higher pre-publication expenditures of $6.8 million and higher property, plant and equipment expenditures of $8.9 million. The higher pre-publication expenditures were due to increased investment in new programs for sales opportunities in 2003 and beyond. The additional property, plant and equipment expenditures represent investments made for our new testing operations and the initiative to digitize our content.

        Net cash used for investing activities was $150.0 million in 2001, an increase of $17.9 million from the $132.1 million used in 2000. The increase was mainly due to a $8.8 million increase for acquisitions of publishing and technology assets as a result of the acquisition of TSI and higher property, plant and equipment expenditures, as a result of the build out of the new testing operations and office space for our K-12 Publishing segment.

Financing Activities

        Net proceeds from financing activities increased by $21.6 million in the first quarter of 2003 from the same period in 2002. Our net borrowings increased by $25.4 million in the first quarter of 2003 as compared to the same period in 2002. In the first quarter of 2003, we issued $600 million of 8-year notes and $400 million of 10-year notes. The net proceeds were used to repay the $500 million subordinated bridge loan facility, plus accrued interest, the $275 million senior term loan under the senior credit facility, plus accrued interest, and $124.96 million of the $125 million 2006 Senior Notes, plus accrued interest and consent fees.

        Net cash used in financing activities was $66.5 million in 2002, due primarily to the repayment of intercompany working capital of $43.3 million and transaction costs paid on behalf of Vivendi of $17.9 million.

        The net cash used in financing activities was $95.9 million in 2001, due to net repayment of commercial paper of $183.8 million and transactions cost paid of $81.1 million partially offset by the net proceeds of long-term financing of $119.3 million and the net proceeds of intercompany working capital borrowings of $30.7 million.

        The net proceeds from financing activities in 2000 were due primarily to the net issuance of $92.4 million in debt partially offset by purchases of common stock of $74.7 million and common stock dividend payments of $15.0 million.

        At December 30, 2002, net cash used to fund the acquisition of Houghton Mifflin and Kingfisher by HM Holdings was $41.0 million. The net proceeds of $175.0 million for the issuance of senior term debt, $500 million for the issuance of senior subordinated bridge financing and $615 million of equity from HM Holdings was used to fund the acquisition of Houghton Mifflin and pay the financing fees.

        At December 31, 2002, we had an aggregate of $325 million revolving senior credit facility, which was amended on March 5, 2003, for which we will pay annual commitment fees. The revolving credit agreement will expire on December 31, 2008 and requires us to comply with certain covenants, the most restrictive of which include maintaining certain interest coverage, leverage and senior leverage ratios. The revolving senior credit facility is available until its maturity to fund our working capital requirements, capital expenditures and other general corporate needs. The revolving senior credit facility will also be available to issue letters of credit, of which $13.3 million was outstanding at year-end. The $13.3 million primarily represents a letter of credit issued to back a performance bond posted as security for the full amount of the contract with a significant customer. At December 31, 2002, there were no other amounts outstanding on the revolving senior credit facility.

        Vivendi funded our working capital requirements prior to the Acquisition and, starting in July 2001, we significantly reduced our commercial paper borrowings and had no commercial paper borrowings in 2002.

Post HM Holdings Acquisition

        Our primary source of liquidity will continue to be cash flow generated from operations. We will also have available funds under our $325.0 million revolving senior credit facility, subject to certain conditions. We expect that our primary liquidity requirements will be for debt service, pre-publication expenditures, capital expenditures and working capital.

        In connection with the acquisition by HM Holdings, we have incurred substantial amounts of debt. Interest payments on this indebtedness have significantly increased our funding requirements. On January 3, 2003, we purchased $99.2 million of $100.0 million of our 2004 Senior Notes. We borrowed an additional $100 million pursuant to our senior term loan under our senior credit facility to finance this purchase. On January 30, 2003, we issued $600.0 million 8.250% senior notes that mature on February 1, 2011. We also issued $400 million 9.875% senior subordinated notes that mature on February 1, 2013. The senior subordinated notes were priced at 99.22% of principal amount to yield an effective interest rate of 10.0%. The net proceeds from these notes were approximately $950.9 million. The net proceeds from these two financings were used to repay the $500.0 million senior subordinated bridge loan facility in full and the $275.0 million senior term loan under the senior credit facilty. On February 13, 2003, we repurchased $124.96 million of the 2006 Senior Notes using the proceeds from the notes issued on January 30, 2003.

        As of March 31, 2003, we had total funded debt of approximately $1,134.0 million. Subject to restrictions in our revolving senior credit facility and the indentures governing the notes, we may incur additional indebtedness for capital expenditures, acquisitions and for other purposes. Our indentures governing the notes require us to have a Debt Compliance Cash Flow ratio of at least 2:1 in order to incur additional indebtedness beyond our existing revolving senior credit facility. For the year ended December 31, 2002, our Debt Compliance Cash Flow was $284.3 million, which would have yielded a ratio in excess of 2:1.

        The following table sets forth our long-term cash contractual obligations as of March 31, 2003:

	Years Ending December 31,
	Total	2003	2004	2005	2006	2007	Thereafter
	(dollars in millions)
7.20% senior secured notes due 2011	$150.0	$—	$—	$—	$—	$—	$150.0
8.250% senior notes due 2011	600.0	—	—	—	—	—	600.0
9.875% senior subordinated notes due 2013	400.0	—	—	—	—	—	400.0
7.125% senior secured notes due 2004	.8	—	.8	—	—	—	—
Other (capital leases)	.5	.5	—	—	—	—	—
Operating leases(a)	175.1	29.4	28.5	25.8	22.1	14.6	54.7
Management fees(b)	45.0	1.3	5.0	5.0	5.0	5.0	23.7
Retention plan(c)	24.8	20.2	4.6	—	—	—	—

Total cash contractual obligations	$1,396.2	$51.4	$38.9	$30.8	$27.1	$19.6	$1,228.4

(a)
Represents minimum lease payments under non-cancelable operating leases.

(b)
Represents a management fee that we will begin to pay at the end of 2003. Under the terms of the arrangement, the management fee expires in 2012.

(c)
Approximately 800 of our sales personnel, selected executives and other key employees are covered by retention arrangements under which we may become obligated to make cash payments of up to $24.8 million. Selected executives and key employees have selected, in lieu of receiving cash payments, to roll over approximately $4.8 million of that amount into equity in HM Holdings.

         In addition to the payments described above, we have employee benefit obligations which will require us to make future payments. For example, we expect to make a $25.6 million cash contribution to our qualified defined pension plans in 2003 and payout approximately $12.6 million in 2003 related to our previously reported restructuring plans. In addition, we expect to pay $3.2 million to Hans Gieskes, our previous Chief Executive Officer, as part of his severance package.

        We are involved in ordinary and routine litigation and matters incidental to our business. There are no such matters pending that we expect to be material in relation to our financial condition, results of operations or cash flows.

        We believe that based on current and anticipated levels of operating performance and conditions in our industries and markets, cash flow from operations, together with availability under the revolving senior credit facility, will be adequate for the foreseeable future to make required payments of interest on our debt, including the notes, and fund our working capital and capital expenditure requirements. Any future acquisitions, partnerships or similar transactions may require additional capital, and there can be no assurance that this capital will be available to us. The seasonality of our sales affects our operating cash flow from quarter to quarter. We normally incur a net cash deficit through the middle of the third quarter of the year. Generally, we have historically funded our ongoing obligations through our cash flow from operations and short-term borrowings, principally commercial paper and intercompany advances from Vivendi.

Impact of Inflation and Changing Prices

        Although inflation is currently well below levels in prior years and has, therefore, benefited recent Houghton Mifflin results, particularly in the area of manufacturing costs, there are offsetting costs. Our ability to adjust selling prices has always been limited by competitive factors and long-term contractual arrangements which either prohibit price increases or limit the amount by which prices may be increased. Further, a weak domestic economy at a time of low inflation could cause lower tax receipts at the state and local level, and the funding and buying patterns for textbooks and other educational materials could be adversely affected.

        Prices for paper moderated in 2002 and 2001. Overall, we expect modest increases in paper prices in 2003.

        The most significant investments affected by inflation include pre-publication, other property, plant and equipment and inventories. We use the weighted average cost method to value substantially all inventory. Over the last year, we have negotiated favorable pricing from our major vendors which has helped to lower our unit costs, and therefore our charge against income approximates replacement value.

        Our publishing business requires a high level of investment in pre-publication for our educational and reference works, and in other property, plant and equipment. We expect to continue to commit funds to the publishing areas through both internal growth and acquisitions.

        We believe that by continuing to emphasize cost controls, technological improvements and quality control, we can continue to moderate the impact of inflation on our operating results and financial position.

Recent Accounting Pronouncements

        In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements. SFAS No. 145 rescinds SFAS No. 4 and SFAS No. 64, which was an amendment to SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, gains and losses from debt extinguishment are classified as extraordinary only if they meet the criteria in Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 145 also amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. Additionally, SFAS No. 145 rescinds SFAS No. 44 as it is no longer necessary and makes technical corrections to existing pronouncements. SFAS No. 145 became effective for the period ended December 31, 2002 and did not have any effect on the financial statement periods presented. See Note 19 for discussion of the effect in 2003 from debt refinancings undertaken in 2003.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement supersedes Emerging Issues Task Force ("EITF") No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." Under SFAS No. 146, a liability for a cost associated with a disposal or exit activity is recognized at fair value when the liability is incurred rather than at the date of an entity's commitment to an exit plan as required under EITF 94-3. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early adoption permitted. Accordingly, SFAS No. 146 may affect us in the future as it pertains to the timing of recognizing future restructuring costs as well as the amounts recognized.

        In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN No. 45 are applicable for financial statements of interim periods ending after December 15, 2002. The adoption of FIN No. 45 did not have a material impact on our results of operations or financial condition.

        In November 2002, the FASB EITF released Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. EITF 00-21 establishes three principles: (a) revenue arrangements with multiple deliverables should be divided into separate units of accounting; (b) arrangement consideration should be allocated among the separate units of accounting based on their relative fair values; and (c) revenue recognition criteria should be considered separately for separate units of accounting. EITF 00-21 is effective for all arrangements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. We are currently reviewing the impact of EITF 00-21.

        On January 17, 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB 51." The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIE. This new model for consolidation applies to an entity which either: (a) the equity investors (if any) do not have a controlling financial interest; or (b) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. The adoption of FIN 46 has not had any significant impact on our results of operations or financial position.

        In May 2003, the FASB issued SFAS No. 150, "Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity," which establishes standards for how an issuer of financial instruments classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception, variations in something other than the fair value of the issuer's equity shares or variations inversely related to changes in the fair value of the issuer's equity shares. Many such instruments were previously classified by issuers as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Houghton Mifflin is currently reviewing the impact of SFAS No. 150.

Quantitative and Qualitative Disclosure About Market Risk

        We are exposed to certain market risks as part of our on-going business operations. Our primary exposure following consummation of the Transactions includes changes in interest rates as borrowings under our senior credit facility will bear interest at floating rates based on the London InterBank Offered Rate ("LIBOR") or prime rate, in each case plus an applicable borrowing margin. We will manage our interest rate risk by balancing the amount of fixed-rate and floating-rate debt. For fixed rate debt, interest rate changes affect the fair market value but do not affect earnings or cash flows. Conversely, for floating-rate debt, interest rate changes generally do not affect the fair market value but do impact our earnings and cash flows, assuming other factors are held constant. Up to $325.0 million of floating-rate borrowings are available under the revolving senior credit facility. Interest paid on borrowings under the revolving senior credit facility, subsequently repaid, in the three months ended March 31, 2003, were not material. Consequently, a 10% change in market interest rate percentages would have no material impact on our results of operations. At March 31, 2003, there were no borrowings outstanding under the revolving senior credit facilty. We may use derivative financial instruments, where appropriate, to manage our interest rate risks. However, as a matter of policy we will not enter into derivative or other financial investments for trading or speculative purposes. We do not have any speculative or leveraged derivative transactions. The fair value of our debt instruments at March 31, 2003 was as follows:

Fair value $ million
$150 million 7.2% notes due 2011	157.1
$600 million 8.25% notes due 2011	639.8
$400 million 9.875% notes due 2013	430.5
Other	0.9

1,228.3

        Most of our sales are denominated in U.S. dollars; thus our financial results are not subject to any material foreign currency exchange risks. A 10% change in the exchange rate of the U.S. dollar against other major currencies would not have a material impact on our results of operations.

Off-Balance-Sheet Transactions

        We do not have any off-balance-sheet financial instruments and we are not party to any off-balance-sheet transactions.

BUSINESS

        In this section, for convenience, the terms "we," "our," "ours," "us," "Houghton" and "Houghton Mifflin" refer collectively to Houghton Mifflin Company and its subsidiaries, except where otherwise indicated.

Our Company

        We are a leading publisher in the K-12 and college education, trade and reference, and educational, clinical and professional testing markets in the United States. We believe that many of our products are critical to the education of the country's student population. In the K-12 education market, we focus on core subjects such as reading, language arts, literature, mathematics, world languages, and social studies, which we believe represent that market's largest and highest priority funding areas. We also provide K-12 educational and clinical assessments and related services. In the college education market, we primarily target introductory courses with the largest enrollments. In the trade and reference market, we publish an extensive and prestigious line of fiction and non-fiction books for adults and children, dictionaries and other reference materials. In the professional testing markets, we provide various testing and assessment products and services.

        We have well-recognized and respected brands such as Houghton Mifflin, McDougal Littell, Write Source and Riverside, titles such as the Iowa Tests of Basic Skills, the Woodcock-JohnsonIII Complete Battery, The American HeritageDictionary and the Curious George family of children's books, as well as publishing rights for titles by many award-winning authors. We were incorporated in 1908 and have antecedents dating back to 1832; over that time, we believe we have built a reputation as one of the premier U.S. publishing houses.

        Most of our sales are derived from multi-year educational programs, which contribute significant sales in the first year and residual and supplemental sales in subsequent years. We have highly diverse and long-standing customers. Our products are typically revised every three to five years in K-12 publishing and every three to four years in college publishing. In the trade and reference market, many of our products have generated sales for decades. We believe we are well-known for our quality content, our effective teaching methods and our superior customer service.

        Historically we have generated strong internal growth by leveraging our leading, content-based portfolio of products, our long-standing customer relationships and our highly experienced sales force.

        Our diverse product offerings are classified into four operating segments: K-12 Publishing, College Publishing, Trade and Reference Publishing and Other.

Industry Overview

        We are one of the largest participants in the instructional materials and testing portion of the U.S. educational publishing industry. The spending in this sector was estimated to be almost $11 billion in 2001, which was comprised of: (i) $6.9 billion for K-12 educational materials, with textbooks estimated to account for almost half of that amount; (ii) $3.2 billion for new college instructional materials; and (iii) $850 million for educational testing. Our target educational publishing, testing and assessment markets benefit directly from government spending on education, which aggregated more than $350 billion in 2001, including spending on teacher salaries, infrastructure, transportation, instructional materials and other items. According to the U.S. Department of Education, total government spending on K-12 education in the United States has grown at an approximate 8% CAGR over the past 30 years. State and local sources account for over 90% of total K-12 educational funding in the United States.

        We believe our targeted educational publishing markets will benefit from the positive demographic trend of increasing college enrollment and a favorable long-term K-12 funding environment. K-12 enrollment in the United States grew from approximately 47 million students in 1991 to approximately

53 million students in 2002 and is predicted to remain steady for the next eight years. Educational spending has outpaced enrollment growth, with spending per K-12 student increasing from approximately $5,400 in the 1990-91 school year to approximately $8,000 in the 2000-01 school year. We believe the recent K-12 funding trend is characterized by an increased focus on accountability and student assessment. Additionally, we believe this spending will continue to be augmented by the increased emphasis on education, most prominently evidenced by the NCLB Act, which focuses on accountability, student assessment and increased federal spending on education and includes the Reading First initiative targeting K-3 reading improvement. We believe that this type of federal legislation will also significantly increase future demand and funding for student assessment. College enrollment in the United States grew from approximately 14 million students in 1998 to more than 15 million students in 2002 and is estimated to grow to 18 million students in 2011. The market for new college textbooks is estimated to have grown from $2.9 billion in 1999 to $3.2 billion in 2001, and it is estimated that this market will continue to grow to $3.8 billion in 2004.

        We also compete in the trade and reference publishing market and in the professional assessment market. Sales of trade titles grew steadily from approximately $6.1 billion in 1998 to approximately $6.9 billion in 2002. We estimate that the portion of the professional assessment market in which we primarily compete, which includes licensure, accreditation and general skills measurement, is approximately $900 million with a highly fragmented customer base and numerous niche participants competing in various segments.

Our Business Strengths

        Historically, we have experienced strong net sales and stable operating margins. We believe this strong operating performance is due to a number of core strengths, which include the following:

        Leading Market Positions.    We are a leader in the markets in which we compete. In our targeted K-12 subjects, we have significant market shares in elementary school reading and language arts and mathematics and secondary school language arts, mathematics, social studies and world languages. For example, based on internal estimates, we believe that we captured approximately 40% of the elementary school reading new business in 2002. Our College division is a leader in its targeted courses, which are generally the largest introductory college courses, and in the high school advanced placement market. We believe we are also a leader in the educational, clinical and professional testing markets. Our Trade and Reference division generates strong sales from our backlist of titles that includes winners of twenty-seven Pulitzer Prizes, nine National Book Awards, six New York Times "Notable Books of the Century" awards, ten Caldecott Medals and ten Newbery Medals.

        Well-Recognized Brands, Titles and Authors.    We believe that our reputation as one of the premier U.S. publishing houses provides us with opportunities to attract and retain distinguished authors in each of our markets. With more than a century of experience in the educational publishing market, we have developed some of the industry's best-known and most respected brands. The Houghton Mifflin, McDougal Littell, Write Source and Riverside brands are well-recognized and respected in the K-12 markets. In the assessment industry, we believe the Iowa Tests of Basic Skills and the Woodcock-Johnson III Complete Battery are market leaders. In the college market, many of our textbook authors, including Ron Larson (mathematics) and Belverd E. Needles, Jr. (accounting), are among the most well-known and respected textbook writers in their respective fields. Our Trade and Reference division has also published works by distinguished authors, including Henry David Thoreau, Winston Churchill, Philip Roth and Jhumpa Lahiri, author of the 2000 Pulitzer Prize winner for fiction. Our extensive backlist of trade and reference titles, which includes the Curious George family of children's books, the American Heritage dictionaries, Peterson Field Guides and the U.S. editions of J.R.R. Tolkien's The Hobbit and The Lord of the Rings trilogy, has provided recurring book sales from generations of readers.

        Diverse Portfolio of Businesses and Products.    We target a focused set of markets with each of our operating segments, reducing our dependence on any single segment. We offer a diverse portfolio of leading products and services within each of these areas, including textbooks, workbooks, supplemental materials, technology-based products, teaching guides, various types of standardized tests, professional assessment products and a range of trade and reference titles. In the K-12 market we focus on core subjects, such as reading, language arts, literature, mathematics, world languages and social studies. As these subjects are essential to K-12 education, they represent the most significant market opportunities and highest priority funding areas. Similarly, in the college market, we target the largest introductory college courses in core disciplines. By choosing to compete in a select number of K-12 subjects and college disciplines, we seek to maximize our returns on capital investments. In the trade and reference market, we focus on maximizing net sales from our extensive and prestigious backlist, as well as developing promising new authors and titles.

        Long-Term Customer Relationships Sustained by Experienced Educational Sales Force.    We believe our company's customer relationships, many of which have lasted for decades, provide us with a significant competitive advantage. Our customer relationships are built by our sales force around our full-service offering of teaching tools, training and methods. We believe that we have one of the most experienced sales forces in the U.S. educational publishing industry and are known for our superior customer service. Our educational sales force continually canvasses its territories to better understand the requirements of teachers and professors, and works closely with our editorial staff. Our K-12 sales representatives, a large majority of whom are former educators, cultivate long-term relationships with various state-, district- and school-level administrators through sales activities, as well as customer service, product support and training.

        Significant Economies of Scale and Barriers to Entry in U.S. Educational Publishing Markets.    As one of the largest competitors in each of our targeted educational publishing markets, we benefit from significant economies of scale. We recognize significant competitive advantages as a result of our scale, including the ability to: (i) develop complete educational programs and other publications cost-effectively; (ii) use our educational sales force to sell multiple products across the K-12 and college markets and to expand into new product offerings more easily; (iii) obtain volume purchasing benefits from our suppliers; (iv) leverage our fixed costs to enhance profitability; and (v) use our strong platforms as the foundation for future growth and expansion. These benefits, combined with the significant lead-time required to develop a program and the strength of our long-term customer relationships, create significant barriers to entry in the U.S. educational publishing markets.

        Experienced and Motivated Management Team.    Our senior management team has significant publishing and educational expertise. Our senior corporate executives and divisional managers have an average of more than twenty years of experience in the publishing and education industries and ten years of experience with us or one of our predecessor companies. Our management team is responsible for developing our strategy, the implementation of which has resulted in leading market positions and strong historical operating performance. The team has substantial expertise in developing and maintaining customer and supplier relationships, achieving organic growth and completing and integrating acquisitions. We expect that our senior management team will own a meaningful share of our equity through equity investment and an option plan.

Our Business Strategy

        We continually strive to develop high-quality content and deliver it to the marketplace using various media to advance education and literature. We intend to leverage core strengths to continue broadening our portfolio of products and services across our segments resulting in increased growth, diversity and scale. Our strategy to achieve these goals includes the following elements:

        Leverage Leadership Positions into Future Market Opportunities.    We intend to leverage our strong market shares and current leadership positions by expanding our product offerings into additional K-12 core subjects and college disciplines as well as other college markets, thereby enabling us to increase growth and profitability. We believe our success in recent adoptions in the K-12 market (such as the California elementary school reading adoption in 2002) will carry over into future years, not only through the sales of residuals and supplemental materials, but also in the high levels of interaction with and access to customers that it will afford our sales force. We also believe that our recent successes in the K-12 educational testing markets will positively influence our ability to win future state testing contracts. In the College division, we believe we will be able to leverage our success by expanding our franchises and upper-level offerings into complementary disciplines and capitalizing on further growing related market opportunities (such as in the high school advanced placement market and upper-level college courses). In the Trade and Reference division, we plan to capitalize on our extensive and prestigious backlist.

        Capitalize on Trends in the U.S. Education Market.    We believe education in the United States is experiencing several significant trends, including: (i) increased focus on accountability; (ii) increased federal funding for educational materials in core disciplines; (iii) broadening acceptance of technology; and (iv) favorable demographics. Through strong, long-standing relationships with local, state and federal entities and through an existing platform for sophisticated technology products, we believe we are well-positioned to capitalize on these trends. We design our educational programs based on extensive research and input from key local and state decision makers and we have an established tradition of supporting effective teaching. Consequently, we expect to benefit from both recent federal funding initiatives (such as Reading First) and federal legislation (such as the NCLB Act), which emphasize the importance of selecting proven teaching methods and materials. Similarly, the importance of technology in the classroom has increased significantly over the past decade, requiring expertise and scale to design efficiently the requisite supplemental tools to serve customers' needs. Furthermore, favorable K-12 and college enrollment trends provide a stable and growing base of end-users.

        Continue to Maximize Operational Efficiency.    In recent years, we have streamlined our editorial, production and distribution processes to maximize profitability. The results include enhancements to our procurement process, reductions in our overhead costs and the integration and rationalization of our technology spending. We anticipate further operating efficiencies by fully implementing measures already in place, and believe there is even more potential for efficiency through planned initiatives. We have an extensive plan to digitize the editorial work-flow by storing and indexing content digitally for flexible reuse across divisions. A successful pilot program is already operating in our College division. The digitization effort is one component of a company-wide effort to integrate technology platforms across divisions to minimize total costs. Similarly, we are developing a single platform for all divisions to use for online publishing and web delivery, which should further maximize operating efficiencies. Additionally, we are upgrading our inventory management system to improve our ability to track products in stock and reduce our working capital.

        Pursue Opportunistic Acquisitions.    We have historically pursued opportunistic acquisitions of niche publishers to enhance our portfolio of products and leverage our infrastructure. We believe the educational publishing industry has many small publishers that cannot compete effectively given their limited scale. We believe some of these companies may represent attractive acquisition candidates.

Business Segments

K-12 Publishing

Overview

        Our K-12 Publishing segment develops and markets comprehensive educational programs and assessments targeted to the more than 53 million students in over 115,000 elementary and secondary schools in the United States, principally in the core academic subjects. Our products and services include textbooks, workbooks, supplemental materials, technology-based products, teaching guides and other resources, and provide teacher training, as part of a full-service offering to schools, educators and students. We believe we are well-known for our quality content, our effective teaching methods and our customer service. With an extensive in-house editorial staff supplemented by external specialists, we craft standard programs for each subject and then customize the content to align it with individual state standards. In addition, through Riverside, our K-12 Publishing segment offers a wide range of well-regarded educational, cognitive and developmental standardized testing products in print, CD-ROM and online formats, targeting the educational and clinical assessment markets. We believe Riverside is a leader in norm-referenced tests ("NRTs") and also provides CRTs. We have a number of long-standing and well-recognized brands, including Riverside, the Iowa Tests of Basic Skills, the Woodcock-Johnson III Complete Battery and the Stanford-Binet Intelligence Scales Test.

        In the educational publishing industry, materials are often described as "basal" or "supplemental." Basal materials are comprehensive programs intended to provide a complete course of study in a subject, either at a single grade level or across grade levels, and are the primary source of classroom instruction. They typically include a student textbook and a variety of ancillary materials such as teacher's editions, charts, classroom displays, classroom handouts, workbooks, tests, CD-ROMs and online materials. Supplemental materials provide focused information about a topic, or practice in a particular skill, but not the comprehensive system of materials offered in a basal program. These materials are used both as alternatives and as supplements to core basal textbooks, enabling local educators to tailor standard programs to the specific needs of their students cost-effectively. Unlike K-12 basal programs, supplementals are purchased irrespective of adoption schedules, creating net sales and earnings that do not vary greatly with the adoption cycle. In addition, the development of supplemental materials tends to require significantly less capital investment than the development of a basal program.

Adoption Process

        Adoption is the process by which public elementary and secondary schools select and purchase new instructional materials. The terms "adopt" and "adoption" are often used to describe the overall process of a state governing body's official approval of instructional programs and materials for selection and purchase by that state's school districts, as well as an individual school or school district's selection and purchase of instructional materials.

        Twenty states approve instructional programs and materials on a statewide basis for a particular subject ("adoption states"). These states represent approximately one-half of the U.S. elementary and secondary school-age population. The selections typically occur every five to seven years according to a schedule publicized many years in advance. Historically, deviations from announced adoptions have been minimal. The funding for the purchase of the materials in an adoption state is approved at the state level and is appropriated by subject. Typically, a school or school district within an adoption state may use state funding to purchase instructional materials only from the list of programs that have been adopted by the particular state's governing body. After the state entities have approved instructional materials, individual schools later decide the quantity and timing of their purchases.

        In the other states, referred to as "open states" or "open territories," each individual school or school district can purchase materials without restrictions. Schools and school districts in open territories often consider decisions made in large adoption states when making their own purchasing decisions.

        In adoption states, the state school board's decision to approve a certain program developed by an educational publisher depends on recommendations from textbook committees, which are often comprised of educators and curriculum specialists. To ensure the approval and subsequent successful marketing of a new textbook program, we conduct extensive market research, including: (i) discussions of the planned curriculum with the state level curriculum advisors to secure their support; (ii) development of prototype textbooks that are focus-tested with educators, often against competing programs, to gather feedback on the program's content and design; and (iii) incorporation of qualitative input from existing customers in terms of classroom needs. Historically, it has been rare that any of the major educational publishers has failed to have a program listed in a state for which it has invested significantly in development. However, a publisher's ultimate market share in a given state will generally depend on the quality of its program and materials, the magnitude of its marketing and sales efforts and the strength and nature of its relationships with key decision makers at the district level.

        We generally develop a national edition for sale in open territories and smaller adoption states, while customizing the program for states that represent large purchasing opportunities. The sales organization presents to school boards and textbook selection committees, which in turn make recommendations to departments of education in adoption states and to district level school boards in open territories. We believe that documented success in adoption states, especially California, Texas and Florida, which in the aggregate comprised almost 25% of the market in recent years, can often positively influence a publisher's sales efforts in open territories.

        Once an adoption schedule is set, we analyze upcoming opportunities and begin to develop content. The preparation for any new program includes an upfront investment in research and editorial costs, which generally begins up to three years before a major new adoption. Additional investment is required to tailor content to specific adoption states, with the amount of the investment depending upon the potential size of the opportunity but generally being less than the initial investment. Because the adoption cycle is staggered by subject, positive cash flows from existing programs are used to finance spending for new program development.

Operations

        Our K-12 Publishing segment operates through four primary divisions: School, McDougal Littell, Great Source and Riverside. Each division benefits from strong relationships with its customers developed over many years through a service-based approach to designing, marketing and implementing its programs.

  •
  School.  Our School division develops and markets leading basal programs for the K-8 market utilizing the long-standing Houghton Mifflin brand. The division focuses its publishing portfolio on the subjects that have consistently received the highest priority from educators and politicians, namely reading, language arts (including spelling and English), mathematics and social studies. In each subject, we design comprehensive learning programs and then market a variety of proprietary products to maximize teaching effectiveness, including textbooks, workbooks, teachers' guides and resources, audio/visual aids and technology-based products. The School division is a market leader in reading, language arts and mathematics.

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  McDougal Littell.  Our McDougal Littell division develops and markets leading basal programs for the 6-12 market utilizing the well-respected McDougal Littell brand. The division publishes products and provides services in five of the six major educational subjects: literature/language arts, mathematics, social studies, world languages and science. Vocational studies is the only core subject in which McDougal Littell does not compete. McDougal Littell's editorial process is designed to produce high-quality materials that will appeal to state education departments, school districts and educators. The editorial process, like that of the School division, involves significant market research. McDougal Littell designs broad programs for middle school grades and course-specific products for high school.

  •
  Great Source.  Our Great Source division develops and markets leading instructional, curriculum-based educational supplements for pre-kindergarten through grade twelve utilizing various brands, including the well-known Write Source brand. The division offers such products as handbooks, instructional kits, summer school and after-school curricula, consumable student practice books and test review books, as well as other resources. These materials supplement the core curriculum, allowing local educators to tailor standard programs for the specific needs of their students cost-effectively. Successful in both adoption and non-adoption situations, many of Great Source's product lines sell well outside the adoption cycle, creating a recurring revenue stream that does not vary greatly with the adoption schedule. Great Source enjoys strong brand recognition in all of its subject segments, and its Write Source handbooks are leaders in the writing segment.

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  Riverside.  Our Riverside division develops and markets testing and assessment products for the K-12 and clinical markets. The division's tests include: (i) NRTs, which compare students to national performance levels; (ii) CRTs, which are customized standards-based educational assessments, typically designed in conjunction with state educational entities; and (iii) clinical tests, which assess intellectual, cognitive and behavioral development. We believe Riverside traditionally has been an NRT leader through its Iowa Tests of Basic Skills and publishes CRTs for several states including New Jersey, Washington, Ohio and New York. Our clinical tests include the prominent Woodcock-Johnson III Complete Battery and the Stanford-Binet Intelligence Scales Test. Additionally, we believe Riverside's Gates-MacGinitie Reading Tests, Diagnostic Assessments of Reading and Basic Early Assessment of Reading are well positioned to meet the assessment requirements instituted under the NCLB Act.

Sales and Marketing

        Our major regional sales offices for the K-12 Publishing segment are in California, Georgia and Texas. Each division in the K-12 segment has its own dedicated sales force, comprised largely of former educators. The School and McDougal Littell divisions each employ a sales force in excess of 200 people. The Great Source and Riverside sales forces are smaller. The Great Source sales force works with the School and McDougal Littell divisions to maximize customer relationships. McDougal Littell also markets our College division's texts for high school advanced placement courses.

        We focus on maintaining strong relationships with decision-makers in the adoption states, including teachers, district administrators and state policymakers. Our sales forces canvass the open territory states, strengthening relationships with decision-makers. Marketing efforts begin at the conception of the development of a new program. In the case of states where our programs are already established, marketing efforts are continuous. Formal market research efforts include educator focus groups, prototypes of student and ancillary materials and comparisons against competing products. Additional informal market research includes ongoing feedback from the sales force in identifying teachers' and students' requirements. Our marketing and editorial staffs work together closely to incorporate the results of research into product development and to develop the most updated, research- and needs-based curricula. Once product development is complete, our sales campaign involves product presentations and sampling along with presentations by key authors. Sending free sample copies is an essential part of marketing instructional materials. In addition, once a program is purchased, we may provide a variety of free materials to purchasers. These free materials, usually called "implementation" materials, are a cost of doing business. We also conduct training sessions within a school district that has purchased our materials to help teachers learn to use our products effectively and provide professional development services for which we can charge fees.

College Publishing

Overview

        Our College Publishing segment publishes textbooks, ancillary products such as workbooks and study guides, technology-based instructional materials, teacher materials and other materials, primarily for introductory college-level courses. We target the more than 15 million students in over 4,000 institutions in the post-secondary higher education market. We have a portfolio of titles written by highly respected college authors and concentrate on the largest introductory college courses in core disciplines such as mathematics, chemistry, history, psychology, modern languages, accounting, business and remedial studies, although some recent growth has come from new publications for upper-level courses. Our library of titles for introductory college courses enables us to generate significant sales in the high school advanced placement market.

        In the post-secondary market, the faculty generally selects the textbooks and other materials to be used in class, acting either as a committee or individually. Affiliated college bookstores and large retail chains order post-secondary educational materials based on professors' selections for purchase by college students. Historically, approximately 30% of all student purchases in the college market are used books. In the private career school market, the institution generally purchases products directly from the publisher and requires students to purchase those products from the institution as part of the tuition. For high school advanced placement courses, which generate a significant portion of the College division's net sales, the selection of college-level materials is made through the adoption or open-territory selection processes described above.

        College textbooks generally are updated every three to four years by authors and publishers. Textbooks with a current-year copyright date are referred to in the industry as "frontlist," textbooks with a subsequent year copyright date are referred to as "early in-stock," and textbooks with an older copyright date are referred to as "backlist." The success of each year's frontlist and early in-stock titles significantly influences sales of backlist titles in subsequent years. Consequently, most of the selling and marketing activities of college publishers focus on promoting frontlist and early in-stock titles.

        Our authors, as is common industry practice, agree to certain non-compete provisions that prevent them from authoring for other publishers' books and technology-based products that directly compete with the products that they create for us. We believe we have an excellent track record of supporting our authors for many years, regularly assisting in the release of new editions.

Operations

        The College division's products are offered primarily to the post-secondary higher education market in traditional print, electronic and Internet-based formats; virtually all major print textbooks now have an integrated technology component such as a website or multimedia CD-ROM. The College division also sells many of its products to high school advanced placement courses through a dedicated advanced placement sales force within McDougal Littell and to certificate-granting, for-profit institutions that offer skill-based training and job placement.

        We believe we have an expertise in identifying strong authors and building franchises around them. We have a portfolio of titles by highly regarded authors who are experts in their respective disciplines. The College division's prominent authors include Ron Larson, a best-selling mathematics expert, Belverd E. Needles, Jr., a leading authority in accounting, and many other well-known and respected textbook writers. Authors who are experts in their field write the majority of a book while the in-house editorial staff focuses on pedagogical development, layout, graphics and refinement.

        A significant portion of our college content has been digitized, which allows for greater efficiency in production and manufacturing. Furthermore, this will enable the development of new electronic and print products, which is important for growth. Additionally, with nearly all college students utilizing the

Internet, the College division hosts more than 600 textbook-related websites for students and professors. Currently the College division is developing a pilot program to ease the customization process and publish in concurrent multiple-media formats.

Sales and Marketing

        The College division employs a sales and marketing force in excess of 180 people that promotes products to college faculty through a combination of on-campus visits, shipments of sample products and direct marketing. As professors have embraced e-mail and the Internet to a greater extent in recent years, the role of direct marketing, especially e-mail correspondence, has increased significantly. Our sales force continually canvasses college faculty with our products and promotes the reputation and quality of our authors and textbooks. In addition, a dedicated McDougall Littell sales force sells advanced placement products in the high school market.

Trade and Reference Publishing

Overview

        The Trade and Reference Publishing segment consists of the Trade and Reference division, a publisher of quality fiction and non-fiction books for adults and children, dictionaries and other reference materials and Kingfisher, a U.K.-based publisher of childrens' fiction and non-fiction titles and reference materials for the trade market worldwide.

        Trade publishing is estimated to be an approximately $6.4 billion market with a variety of large and niche publishers. Publishers compete in this market by developing a portfolio of books that are in demand, continually seeking out and promoting talented writers and offering their works at competitive prices. Within the broader trade publishing market, we are a niche publisher specializing in high-quality adult and children's books that generate strong backlist sales. Among our publications, our adult list includes fiction, non-fiction, field guides and cookbooks. Our children's list includes board books, picture books and young adult novels. We believe our editorial staff is highly respected in the industry and our marketing and publicity strategies have played a crucial role in attracting top authors and illustrators. The market for reference materials, including dictionaries and thesauruses, is characterized by stable spending patterns and significant concentration among a small number of well-recognized brands. Despite the growing accessibility and desirability of the Internet as an information source, we believe the Internet has not significantly affected the usage levels of print dictionaries and thesauruses, which offer relative convenience and ease of use. Nevertheless, we believe web-based and other electronic resources will continue to develop and drive industry growth by addressing changing consumer behavior. Moreover, certain reference publishers, including us, have taken steps to digitize existing content in order to exploit online opportunities. Typically, these publishers will license their content to online providers.

Operations

        The Trade and Reference division publishes quality fiction and non-fiction books for adults and children, dictionaries and other reference works under well-regarded brands such as Houghton Mifflin, Mariner Books, Clarion Books and American Heritage dictionaries. Renowned titles include J.R.R. Tolkien's The Lord of the Rings trilogy published in the United States, the Curious George family of children's books, The Polar Express by Chris Van Allsburg, the Best American series and Peterson Field Guides. We have published works by such popular authors as Winston Churchill, Henry David Thoreau, Pulitzer Prize and National Book Award-winner Philip Roth, Pulitzer Prize-winning historians Garry Wills and Arthur M. Schlesinger, Jr., 2000 Pulitzer Prize-winner Jhumpa Lahiri, 2002 Caldecott Medal-winner David Wiesner and 2002 Newbery Medal-winner Linda Sue Park. Our publishing backlist contains many notable classics, including titles that have received twenty-seven Pulitzer Prizes, nine National Book Awards, six New York Times "Notable Books of the Century," ten Caldecott Medals and

ten Newbery Medals. Our Trade and Reference division generates a majority of its sales from its backlist of more than 3,000 titles, thereby reducing its dependence on introducing bestsellers each year.

Sales and Marketing

        The Trade and Reference division's marketing and publicity strategies focus on both booksellers and end consumers and contribute significantly to the success of an author and/or title. The Trade and Reference division employs a highly-experienced sales force that principally covers the reseller marketplace, including retail chains, independent bookstores, online booksellers, wholesalers and a variety of non-traditional book outlets. We also use our other divisions' sales forces to sell trade and reference products into the K-12 and college markets. Reference materials, in particular, are sold to K-12 schools and colleges, as well as to office supply distributors and businesses. Our Trade and Reference division also licenses book rights and content to paperback publishers, book clubs, websites and other publishers as well as electronic businesses in the United States and abroad.

Other

Overview

        Promissor is a developer and provider of testing services and products for professional certification and licensure. In addition, this segment includes unallocated corporate items. Generally, the professional assessment market has a highly fragmented customer base with numerous niche participants competing in various segments. Regulatory and professional associations typically select vendors based on detailed responses to extensive requests for proposals. We believe the test-vendor selection process is generally based on a combination of variables that represent "best value" to the agency or organization, including the vendor's reputation as a quality service provider and is primarily based on the quality of the service provided and the nature of the relationship developed with the key decision-maker. Services are contracted for multiple years and are characterized by high renewal rates.

Operations

        Promissor provides testing services and products for professional certification and licensure as well as employment screening, placement and evaluation in the United States and internationally. Promissor and its predecessors have operated in the assessment industry for more than twenty years. This division has approximately 140 proprietary testing centers nationwide. In addition, it offers information technology and other certification testing services at over 500 locations internationally. It works with clients to design assessment solutions, provide content management software tools and deliver tests or support services. On behalf of its regulatory and professional association clients, Promissor provides the tests required to license or certify insurance brokers, nurse aides, real estate agents and many other occupations and professions.

Sales and Marketing

        Promissor markets its services to: (i) regulatory, licensing and certification entities, including the American Board of Podiatric Surgery and the Council on Certification of Nurse Anaesthetists; (ii) trade associations, including the American Architectural Manufacturers' Association and the American Urological Association; and (iii) corporations, including Hewlett-Packard Company, Lotus Development Corporation and AT&T Corporation.

Printing and Binding; Raw Materials

        We outsource the printing and binding of our products, with approximately 80% of our printing currently handled by Quebecor Publishing, R.R. Donnelly & Sons, Banta Corporation, Von Hoffman Press, Webcrafters and Lehigh Press. We have a procurement agreement with each printer that provides volume and scheduling flexibility and price predictability. We have a longstanding relationship with each printer.

        Paper is one of the principal raw materials we use. We purchase our paper directly from four suppliers and one paper merchant with whom we have various agreements that protect against price increases. We have not experienced and do not anticipate experiencing difficulty in obtaining adequate supplies of paper for our operations, as we have contracts with numerous reliable suppliers that assure us 100% availability on all main paper grades that we procure. While local prices fluctuate depending upon local market conditions, average market paper prices declined slightly in 2002.

Customers

        In the K-12 markets, we sell primarily to state education departments and individual school districts and schools. We market our College products to faculty at colleges; once our textbooks are selected, they are ordered by affiliated college bookstores and large retail chains for purchase by students. We market our Trade and Reference products to various retail chains, wholesalers and bookstores, and our Promissor services to regulatory and trade associations and corporations.

        In the K-12 markets, we typically receive payment for our products and services from individual school districts, and to a lesser extent individual schools and states. In the college and trade and reference markets, we receive payment for our products and services from book distributors and retail booksellers. In the case of our testing and assessment products and services, we receive payment from the individually contracted parties.

Distribution

        We operate six distribution facilities from which we coordinate our own distribution process: two in Indianapolis, Indiana and one in each of Geneva, Illinois; West Chicago, Illinois; Kennesaw, Georgia; and Dallas, Texas. Additionally, some adoption states require us to use in-state textbook depositories for educational materials sold in that particular state. Riverside ships its products directly from vendor site locations. We utilize delivery firms including United Parcel Service, Inc., FedEx Corporation and DHL Worldwide Express Inc. to facilitate the principally ground transportation of products.

Properties

        Our principal executive office is located at 222 Berkeley Street, Boston, Massachusetts.

        The following table describes the approximate building areas, principal uses and the years of expiration on leased premises of our significant operating properties as of December 31, 2002. We believe that these properties are suitable and adequate for our present and anticipated business needs, satisfactory for the uses to which each is put, and, in general, fully utilized.

Location	Expiration Year: Leased Premises	Approximate Area	Principal Use of Space	Segment Used By
		(in square feet)
Owned Premises:
Indianapolis, Indiana		503,000	Offices and warehouse	K-12 Publishing and College Publishing
Geneva, Illinois		486,000	Customer service, offices and warehouse	K-12 Publishing
Leased Premises:
Indianapolis, Indiana	2007	310,000	Warehouse	Trade and Reference Publishing
Boston, Massachusetts	2007	301,000	Corporate headquarters	All segments
Evanston, Illinois	2015	149,000	Offices	K-12 Publishing (McDougal Littell)
Itasca, Illinois	2006	75,000	Offices	K-12 Publishing (Riverside)
Dallas, Texas	2005	70,000	Sales office and warehouse	K-12 Publishing
Bala Cynwyd, Pennsylvania	2011	66,000	Offices	Other (Promissor)
West Chicago, Illinois	2003	56,000	Warehouse	K-12 Publishing
Wilmington, Massachusetts	2005	50,000	Customer service and offices	K-12 Publishing (Great Source)
Itasca, Illinois	2006	50,000	Office and print and scoring manufacturing center	K-12 Publishing (Riverside)
Kennesaw, Georgia	2004	39,000	Warehouse and sales office	K-12 Publishing
New York, New York	2004	30,000	Offices	College Publishing and Trade and Reference Publishing
Addison, Illinois	2006	25,000	Offices	K-12 Publishing (Riverside)
Evanston, Illinois	2004	25,000	Offices	Other (Promissor)
St. Charles, Illinois	2006	20,000	Customer service and sales offices	College Publishing
Boston, Massachusetts	2005	11,000	Offices	K-12 Publishing (Classwell)

        In addition, we lease approximately 10 smaller sales offices. Promissor leases approximately 140 additional smaller facilities for use as testing centers.

Competition

        We sell our products in highly competitive markets. In these markets, product quality and customer service are major factors in generating sales growth. Other factors affecting sales growth in the K-12 market include the level of student enrollment in subjects that are up for adoption and the level of spending per student in each state and/or school district. Profitability is affected by industry developments including: (i) increasingly competitive selling, sampling and implementation costs; (ii) rising development costs due to customers' requirements for more customized instructional materials and assessment programs; and (iii) higher technology costs due to the increased number of textbook program components developed in digital formats.

        We compete with large publishers such as Reed Elsevier plc, Pearson plc and The McGraw-Hill Companies, Inc. We have three primary competitors in the K-12 publishing market, seven in the college publishing market, six in the trade and reference publishing markets and two in the corporate certification and testing market.

Employees

        As of March 31, 2003, we employed approximately 3,550 people. Approximately 1,420 of our employees are located in Boston, Massachusetts; 1,160 in Chicago, Illinois; 440 in Philadelphia,

Pennsylvania; and 240 in Indianapolis, Indiana. Our sales force makes up approximately 22% of our employees. None of our employees are subject to collective bargaining agreements. We believe that our relations with our employees are generally good.

Intellectual Property

        Our principal intellectual property assets consist of our trademarks and copyrights in our content, as well as other rights in our brand names. Substantially all of our publications are protected by copyright, whether registered or unregistered, either in our name or in the name of the author of the work. Such copyrights protect our exclusive right to publish the work in the United States and in many countries abroad for specified periods: in most cases for the author's life plus 70 years, but in any event a minimum of 28 years for works published prior to 1978 and 35 years for works published thereafter.

        We do not own any material patents, franchises or concessions, but we have registered certain trademarks and service marks in connection with our publishing businesses. We believe we have taken, and take in the ordinary course of business, all appropriate available legal steps to protect our intellectual property in all relevant jurisdictions.

Environmental Matters

        We generally contract with independent printers and binders for their services, and our operations are generally not otherwise affected by environmental laws and regulations. However, as the owner and lessee of real property, regardless of fault, it is possible that we could face liability if contamination were to be discovered on the properties we own or lease. We are currently unaware of any material environmental liabilities or other material environmental issues relating to our properties or operations and anticipate no material expenditures for compliance with environmental laws or regulations.

Legal Proceedings

        We are from time to time involved in litigation incidental to the conduct of our business. We believe that no litigation currently pending against us, if adversely determined, would have a material adverse effect on our consolidated financial position or results of operations.

MANAGEMENT

        Our current directors and executive officers are as follows:

Name	Age	Position
Executive Officers
Sylvia Metayer	44	Interim Chief Executive Officer, Executive Vice President and Chief Operating Officer
David Caron	43	Senior Vice President and Chief Financial Officer
Albert Bursma, Jr.	65	Executive Vice President, School and Supplemental Education
John Laramy	58	Executive Vice President and President of The Riverside Publishing Company
Rita Schaefer	49	Executive Vice President, McDougal Littell Division
June Smith	60	Executive Vice President, College Division
Maureen DiMarco	54	Senior Vice President, Educational and Governmental Affairs
Gerald Hughes	46	Senior Vice President, Human Resources
Theresa Kelly	42	Senior Vice President, Trade and Reference Division
Edward Kennedy	57	Senior Vice President, Great Source Education Group Division
Ian McCurrach	54	Senior Vice President, Chief Information Officer
Patrick Meehan	47	Senior Vice President and President of Promissor, Inc.
Paul Weaver	60	Senior Vice President and General Counsel
Non-Employee Directors
David Blitzer	33	Director
Charles Brizius	33	Director
Robert Friedman	59	Director
Jonathan Goodman	31	Director
Seth Lawry	38	Director
Mark Nunnelly	44	Director
Michael Perik	45	Director
Scott Sperling	45	Director

        Bain Capital has the right to appoint one additional director to our board of directors.

        Hans Gieskes resigned from the Company as of June 30, 2003. Sylvia Metayer has served as our interim Chief Executive Officer since the resignation and will continue in that position pending our conclusion of a search for a new Chief Executive Officer.

        The following information provides a brief description of the business experience of each director and executive officer.

        Sylvia Metayer has served as our interim Chief Executive Officer since July 2003. She has served as our Executive Vice President and Chief Operating Officer since 2001, when she joined our company. In 2000, she was Chief Financial Officer of Games, Education and Literature at Vivendi Universal Publishing. Previously, she spent three years at Mattel France as Vice President of Finance and Administration; five years at Danone as Consolidation Manager and Chief Financial Officer, Pasta and Ready Meals Division; and six years at Arthur Andersen in Paris, France. She also worked for three years as a high school teacher in the United States and Canada. Ms. Metayer received a Bachelor's in Education from Queen's University in Canada and an M.B.A. from Ecole de Hautes Etudes Commerciales in Paris.

        David Caron has served as our Senior Vice President and Chief Financial Officer since 2002. From 1996 to 2002, he served in other capacities within our company, including Assistant Controller; Corporate Vice President, Controller; and Corporate Vice President, Chief Financial Officer. Before

joining our company, he spent six years at NYNEX-New England as Staff Manager-Regulatory Accounting, Staff Director and Director—Corporate Accounting. He also worked at Sterik Company as Assistant Controller and at New England Insulation Company as Staff Accountant and Accounting Manager. Mr. Caron received a B.S. from Bentley College and an M.B.A. from Boston University.

        Albert Bursma, Jr., has served as Executive Vice President, School and Supplemental Education since April 2003. From 1995, when he joined our company with the acquisition of D.C. Heath, until June 2002, he had served as Executive Vice President and President of Great Source. From June 2002 through March 2003, Mr. Bursma consulted with Houghton Mifflin, and served as its representative on the School Division Executive Committee of the Association of American Publishers. Previously, he worked for D.C. Heath for over 25 years in a variety of capacities, beginning in sales and concluding as president of its school division when it was acquired by Houghton Mifflin. Mr. Bursma received a B.A. from Hope College and an M.A. from the University of Redlands.

        John Laramy has served as an Executive Vice President of Houghton Mifflin and President of Riverside since 2001. From 1994 to 2000 he served in other capacities within Riverside, including Corporate Vice President, Director of Sales and Marketing and Senior Vice President and President of Riverside. Previously, he spent ten years at The Psychological Corporation as National Measurement Consultant, Director of Marketing, Vice President, Sales and Marketing and Regional Vice President, as well as four years at CTB McGraw-Hill as an Evaluation Consultant. Mr. Laramy received a B.A. and an M.A. from Seton Hall University and a Ph.D. from the University of Minnesota.

        Rita Schaefer has served as an Executive Vice President of Houghton Mifflin and head of McDougal Littell since 2001. From 1994 to 2000 she served in other capacities within the division, including Vice President, National Sales Manager and Senior Vice President, McDougal Littell. From 1979 to 1994, she worked at McDougal, Littell & Company as Sales Representative, District Field Manager, Vice President and Regional Manager and Vice President, National Sales Manager. She also spent three years as a teacher. Ms. Schaefer received a B.A. from Augustana College.

        June Smith has served as an Executive Vice President of our College division since 1994. She joined our company in 1992 as Vice President, Editorial Director of the College division. Previously, she spent four years at McGraw-Hill's college division as Publisher, Business and Accounting and Editorial Director for the San Francisco office, and 25 years at Random House, where she held many positions, including Vice President, Managing Editor of the college division and Publisher, Business Books. Ms. Smith received a B.A. from Hofstra University.

        Maureen DiMarco has served as our Senior Vice President, Educational and Governmental Affairs, since early 2002. From 1996 to 2002 she served in other capacities within our company, including Vice President, Educational and Governmental Affairs, of Riverside and Corporate Vice President, Educational and Governmental Affairs. From 1983 to 1996 she worked for the State of California as Executive Consultant to the State Superintendent of Public Instruction, an officer in the California School Boards Association and Cabinet Secretary of Child Development and Education in the office of the governor. Previously, she was an independent education consultant for nine years. Ms. DiMarco received a B.A. from the University of Southern California.

        Gerald Hughes has served as our Senior Vice President, Human Resources, since August 2002, when he joined our company. From 1988 to 2001 he worked at Harcourt General, Inc. as Labor Counsel, Vice President and Chief Counsel at Harcourt's Drake Beam Morin, Inc., and Vice President, Human Resources, for Harcourt General and The Neiman Marcus Group. Previously, he was an attorney in private practice for six years, a Judicial Intern at the Federal District Court in New York City and Personnel Assistant in the Federal Bureau of Investigation. Mr. Hughes received a B.A. from Princeton University and a J.D. from Brooklyn Law School.

        Theresa Kelly has served as a Senior Vice President of our Trade and Reference division since July 2002. From 1982 to 2002, she served in other capacities within the Trade & Reference division, including Administrative Assistant, Marketing Associate, Marketing Coordinator, Manager of Special Sales, Manager of Marketing and Sales Services, Director of Special Sales and Marketing, Trade & Reference division Vice President and Director of Special Sales and Marketing and Corporate Vice President, Director of Sales. Ms. Kelly received a B.S. from Suffolk University.

        Edward Kennedy has served as a Senior Vice President of Houghton Mifflin and head of Great Source, since June 2002. From 1995 to 2002, he served in other capacities within Great Source, including Eastern Regional Sales Manager, divisional Vice President and National Sales Director and Corporate Vice President and National Sales Director. Previously, he worked for DC Heath for 14 years as Sales Representative and Regional Sales Manager. He also was a high school teacher and reading specialist. Mr. Kennedy received a B.A. from Colgate University, an M.S.Ed. degree from the University of Pennsylvania and an M.Ed. from the University of Delaware.

        Ian McCurrach has served as our Senior Vice President, Chief Information Officer, since July 2002, when he joined our company. In 2002, he was Senior Vice President, Sales and Marketing, at Servertown USA, Inc. and in 2001 Chief Technology Strategist at Experian. He worked at Reed Elsevier, plc for three years as Senior Vice President, Information Technology, LEXIS-NEXIS. He spent 24 years at Reuters, working as the senior technology executive in London, Paris, Geneva and New York, in this last location as Senior Vice President of Operations for Reuters America. Mr. McCurrach received a B.Sc. from St. Andrew's University in Scotland.

        Patrick Meehan has served as a Senior Vice President of Houghton Mifflin and President of Promissor since 2002. From 1999 to 2002 he served in other capacities within our company, including Vice President and Chief Operating Officer of Computer Adaptive Technologies and Senior Vice President and President of CAT*ASI (the predecessor of Promissor). From 1989 to 1999 he served as Executive Vice President, Operating Officer and Information Officer, at Reid Psychological Systems. From 1977 to 1988 he was a member of the United States Marine Corps. Mr. Meehan received a B.A. from John Carroll University and an M.B.A. from Webster University.

        Paul Weaver has served as our Senior Vice President and General Counsel since 1989. He joined our company in 1979 as Clerk, Secretary and General Counsel. Previously he spent eight years as an attorney with the law firm of Goodwin, Procter & Hoar. Mr. Weaver received a B.A. from Yale University and a J.D. from the University of Michigan Law School.

        David Blitzer is a Senior Managing Director of The Blackstone Group L.P., which he joined in 1991. He is also a director of Volume Services America, Inc. Mr. Blitzer received a B.A. from the Wharton School at the University of Pennsylvania.

        Charles Brizius is a Vice President at Thomas H. Lee Partners, L.P. Mr. Brizius worked at Thomas H. Lee Company from 1993 to 1995, rejoining in 1997. From 1991 to 1993, Mr. Brizius worked at Morgan Stanley & Co. Incorporated in the Corporate Finance Department. He is also a director of TransWestern Holdings, L.P., United Industries Corporation and Eye Care Centers of America, Inc. He holds a B.B.A. in Finance and Accounting from Southern Methodist University and an M.B.A. from Harvard Business School.

        Robert Friedman has served as a Senior Managing Director of The Blackstone Group L.P. since February 1999. From 1974 until the time he joined Blackstone, Mr. Friedman was a partner with Simpson Thacher & Bartlett, a New York law firm. He also serves on the board of directors of American Axle & Manufacturing, Inc., Axis Capital Holdings Limited, Crowley Data LLC, Northwest Airlines, Inc., and Premcor, Inc. Mr. Friedman received a B.A. from Columbia College and a J.D. from the University of Pennsylvania Law School.

        Jonathan Goodman is a Principal of Bain Capital Partners, LLC. Mr. Goodman joined Bain Capital in 1995. Previously, he was a Consultant with Monitor Group. Mr. Goodman received a B.A. from Cornell University and an M.B.A. from Harvard Business School.

        Seth Lawry is a Managing Director at Thomas H. Lee Partners, L.P. In this capacity, he has served as a director of Safelite Glass Corp. and Tucker Anthony Sutro. Mr. Lawry worked at Thomas H. Lee Company from 1989 to 1990, rejoining in 1994. From 1987 to 1989 and 1992 to 1994, Mr. Lawry worked at Morgan Stanley & Co. Incorporated in the Mergers & Acquisitions, Corporate Finance and Equity Capital Markets departments. Mr. Lawry holds a B.A. in Economics and German Studies from Williams College and an M.B.A. from Stanford Graduate School of Business.

        Mark Nunnelly joined Bain Capital Partners, LLC in 1990 as a Managing Director. Prior to joining Bain Capital, Mr. Nunnelly was a Vice President of Bain & Company, with experience in its domestic, Asian and European strategy practices. Previously, Mr. Nunnelly worked at Procter & Gamble in product management. He serves as a Director of Domino's Pizza, DoubleClick, Eschelon Telecom, Excite Network and Modus Media International, among others. Mr. Nunnelly received an A.B. from Centre College and an M.B.A. from Harvard Business School.

        Michael Perik was elected to our board of directors in June 2003. Since 2002 he has served as the Chairman and Chief Executive Officer of Achievement Technologies, Inc., a company that develops software solutions aimed at improving student achievement and performance. From 1999 to 2002 Mr. Perik served on the board of directors of Achievement Technologies. For the six years prior to that he was the Chairman and Chief Executive Officer of The Learning Company, Inc. Mr. Perik received a B.A. from the University of Toronto and an M.P.A. from the John F. Kennedy School of Government.

        Scott Sperling is Principal Managing Director of Thomas H. Lee Partners, L.P. and Trustee and General Partner of various THL Equity Funds. Mr. Sperling is also President of THLee Putnam Capital, a joint venture with Putnam Investments, one of the largest global investment management firms. Mr. Sperling is currently a Director of Fisher Scientific International, Inc., GenTek Inc., Vertis, Inc., Wyndham International and several private companies. Prior to joining Thomas H. Lee Partners, Mr. Sperling was, for over ten years, Managing Partner of The Aeneas Group, Inc., the private capital affiliate of Harvard Management Company. Before that he was a senior consultant with the Boston Consulting Group. He received a B.S. from Purdue University and an M.B.A. from Harvard Business School.

Committees of the Board of Directors

        Our board of directors intends to establish an audit committee and a compensation committee. The members of those committees have not yet been determined. The audit committee will recommend the annual appointment of auditors with whom the audit committee will review the scope of audit and non-audit assignments and related fees, accounting principles we will use in financial reporting, internal auditing procedures and the adequacy of our internal control procedures. The compensation committee will review and approve the compensation and benefits for our employees, directors and consultants, administer our employee benefit plans, authorize and ratify stock option grants and other incentive arrangements, and authorize employment and related agreements. The board of directors may contemplate establishing other committees.

Compensation of Directors

        Outside directors who are not affiliated with us are expected to receive cash compensation for their service as members of the board of directors and will be reimbursed for reasonable out-of-pocket expenses incurred in connection with their attendance at meetings of the board of directors and committee meetings. We pay no additional remuneration to our employees or to executives of our affiliates for serving as directors.

Management Equity Plan

        We expect that our board of directors will consider adopting a management equity plan for our executives and other key employees that would allow them to participate in the equity of HM Holdings. We have not yet finalized such matters as the size of the plan, the number of participants, the size of awards, their terms and conditions or the price of grants.

Rollover of Retention Payments and Deferred Compensation Plan

        Approximately 30 of our executives and key employees, with whom we had entered into retention agreements, have deferred receipt of their retention bonus payments in exchange for an interest in a deferred compensation plan that will give such employees an interest in shares of the common stock of HM Holdings. The aggregate amount of the retention bonus payments that will be exchanged for an interest in the common stock of HM Holdings, held in a "Rabbi Trust," is approximately $4.8 million. The shares held in trust will be distributed upon a change of control, a qualified public offering, any termination of employment or upon other tag-along or drag-along sales initiated by the Sponsors. We will have a right to repurchase shares from such employees following termination of their employment with us. All of the assets of the trust, namely the common stock of HM Holdings would be subject to the claims of our creditors in the event of our insolvency.

Executive Compensation

        The following table sets forth all compensation earned and/or paid for services rendered to us with respect to our former and interim Chief Executive Officers, our former Presidents and the four other executive officers who received the highest salaries at the end of our last completed fiscal year:

Summary Compensation Table

	Annual Compensation
			Other Annual Compensation ($)
Name and Principal Position	Salary ($)	Bonus ($)(1)			All Other Compensation ($)(2)
Hans Gieskes Former Chairman, President and Chief Executive Officer(3)	$301,358	$810,000	$154,657	(4)	$0
Nader F. Darehshori Former Chairman, President and Chief Executive Officer(5)	362,500	0	*		7,785,421
Sylvia Metayer Interim Chief Executive Officer, Executive Vice President and Chief Operating Officer	234,583	382,500	309,569	(6)	0
June Smith Executive Vice President	333,749	190,135	*		34,076
George Logue Executive Vice President(7)	324,500	163,000	*		16,600

David R. Caron Senior Vice President and Chief Financial Officer	210,000	284,000	*	313,556

*
Represents less than $50,000 or 10% of total annual salary and bonus.

(1)
Includes the following transaction bonuses paid by VUSA in connection with the sale of the Company to the Sponsors: Mr. Gieskes: $600,000; Ms. Metayer: $200,000; and Mr. Caron: $200,000.

(2)
These amounts are Houghton Mifflin's matching contributions under the 401(k) Savings Plan, contributions under the defined contribution component of our Supplemental Benefits Plan, and premiums paid for employee-owned whole life insurance policies. Under our Supplemental Benefits Plan, we provide benefits substantially equal to benefits that could not be provided under the 401(k) Savings Plan because of limitations under the Internal Revenue Code of 1986, as amended (the "Code"). The table below shows the amounts we paid for each of these categories during 2002 for the officers listed in the table.

Name	Contributions to 401(k) Savings Plan	Contributions to Supplemental Benefits Plan	Non-Term Life Insurance
Mr. Gieskes	$0	$0	$0
Mr. Darehshori	8,268	2,732	19,384
Ms. Metayer	0	0	0
Ms. Smith	8,352	2,648	23,076
Mr. Logue	7,251	3,749	5,600
Mr. Caron	8,250	1,018	501

  In addition, Mr. Darehshori received $36,364 for premiums paid for a split-dollar life insurance policy and a change-in-control payment of $7,718,673, and Mr. Caron received a payment of $303,787 under a retention agreement.

(3)
Mr. Gieskes became an executive officer in July 2002 and resigned from the Company on June 30, 2003.

(4)
Includes $123,952 for reimbursement of relocation expenses, $29,036 for reimbursement of tax payments, and $1,669 for payment of parking and tax preparation fees.

(5)
Mr. Darehshori retired in July 2002.

(6)
Include $56,715 for reimbursement of relocation expenses, $103,267 for reimbursement of tax payments, $14,430 for reimbursement of automobile leasing expenses, $85,849 for payment of housing expenses, $22,640 for payment of tuition expenses, $24,528 for a cost of living adjustment payment pursuant to an expatriate agreement with a division of VUSA and $2,140 for payment of parking fees.

(7)
Mr. Logue resigned from the Company in April 2003.

Mr. Gieskes' Separation Agreement

        On June 29, 2003, we entered into an agreement with our former Chief Executive Officer and President, Mr. Gieskes, confirming his resignation as of June 30, 2003. Pursuant to that agreement, we will provide Mr. Gieskes with severance benefits in exchange for his agreement not to compete with us and his release of known and unknown claims against us. Mr. Gieskes agreed that he would not compete with us prior to July 1, 2004 by participating in the K-12 or college publishing businesses of certain of our competitors. We agreed to pay Mr. Gieskes a lump sum severance payment of $980,000 and a $210,000 bonus for 2003, both by July 21, 2003. We have also agreed to pay Mr. Gieskes a total of $1,960,000 of severance payments, which we expect to make in twenty-four monthly installments of $81,667 ending in June 2005. In addition to his severance payments and other fringe benefits, until July 1, 2006 Mr. Gieskes and his family will remain eligible to participate in our group health insurance plans, and we will continue to provide him with life insurance under our executive term life insurance plan including compensating him for the income tax effects of providing that benefit. Until July 1, 2006, we will also reimburse Mr. Gieskes for his premium costs for long-term disability.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

        HM Holdings owns 100% of our capital stock.

        The following table sets forth as of July 1, 2003 the number and percentage of shares of HM Holdings common stock beneficially owned by (i) each person known by us to beneficially own more than 5% of the outstanding shares of our common stock, (ii) each of our directors, (iii) each named executive officer and (iv) all our directors and executive officers as a group.

        Notwithstanding the beneficial ownership of common stock presented below, a stockholders' agreement governs the stockholders' exercise of their voting rights with respect to election of directors and certain other material events. The parties to the stockholders' agreement have agreed to vote their shares to elect the board of directors as set forth therein. See "Certain Relationships and Related Party Transactions."

        Except as otherwise indicated in a footnote, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock. Unless otherwise indicated in a footnote, the address for each individual listed below is c/o Houghton Mifflin Company, 222 Berkeley Street, Boston, Massachusetts 02116-3764.

Shares of Common Stock
Name and Address			Percent of Common Stock(1)
	Class A	Class L
Thomas H. Lee Funds(2) c/o Thomas H. Lee Partners, L.P. 75 State Street, Suite 2600 Boston, MA 02109	246,000	27,333	40%
Bain Funds(3) c/o Bain Capital, LLC 111 Huntington Avenue Boston, MA 02199	246,000	27,333	40%
Blackstone Management Associates III L.L.C.(4) 345 Park Avenue New York, NY 10154	123,000	13,666	20%
David Blitzer(4)	—	—	—
Charles Brizius(5)	—	—	—
Robert Friedman(4)	—	—	—
Jonathan Goodman(6)	—	—	—
Seth Lawry(5)	—	—	—
Mark Nunnelly(6)	—	—	—
Scott Sperling(5)	—	—	—
Nader Darehshori	—	—	—
Hans Gieskes	—	—	—
George Logue	—	—	—
Sylvia Metayer(7)	227	25	*
June Smith(7)	284	32	*
David Caron	—	—	—
All directors and executive officers as a group(21)	1,162	126	*

*
Indicates less than 1% of our common stock.

(1)
Represents the aggregate ownership of the Class A and Class L Common Stock of HM Holdings.

(2)
Includes 189,616 Class A and 21,068 Class L shares of common stock owned by Thomas H. Lee Equity Fund V, L.P., 49,198 Class A and 5,466 Class L shares of common stock owned by Thomas H. Lee Parallel Fund V, L.P., 2,613 Class A and 290 Class L shares of common stock owned by Thomas H. Lee Equity (Cayman) Fund V, L.P. (collectively, the "THL Funds"), 1,481 Class A and 165 Class L shares of common stock owned by Putnam Investments Holdings, LLC, 1,273 Class A and 141 Class L shares of common stock owned by Putnam Investments Employees' Securities Company I LLC, 1,137 Class A and 126 Class L shares of common stock owned by Putnam Investments Employees' Securities Company II, LLC (collectively, the "Putnam Funds"), 450 Class A and 50 Class L shares of common stock owned by 1997 Thomas H. Lee Nominee Trust (the "Lee Trust") and 233 Class A and 26 Class L shares of common stock owned by Thomas H. Lee Investors Limited Partnership ("Investors"). The THL Funds general partner is THL Equity Advisors V, LLC, whose sole member is Thomas H. Lee Partners, L.P., whose general partner is Thomas H. Lee Advisors, LLC (collectively, "Advisors"). Shares held by the THL Funds may be deemed to be beneficially owned by Advisors. Advisors disclaim any beneficial ownership of any shares held by the THL Funds. The Putnam Funds, the Lee Trust and Investors are co-investment entities of the THL Funds. Putnam Investment Holdings, LLC, a wholly owned subsidiary of Putnam Investments Trust, is the managing member of Putnam Investments Employees' Securities I LLC and Putnam Investments Employees' Securities II LLC and each disclaims beneficial ownership of any shares other than the shares held directly by such entity. U.S. Bank, N.A. (successor to State Street Bank & Trust Company), not personally but solely under a Trust Agreement dated as of August 18, 1997 and known as the Thomas H. Lee Nominee Trust, is the trustee of the Lee Trust and disclaims any beneficial ownership of shares held by the Lee Trust. THL Investment Management Corp. is the general partner of Investors and disclaims beneficial ownership of shares held by Investors. Each of the THL Funds, Advisors, Investors and the Lee Trust has an address c/o Thomas H. Lee Partners, L.P., 75 State Street, Suite 2600, Boston, Massachusetts 02109. The Putnam Funds have an address c/o Putnam Investment, Inc., 1 Post Office Square, Boston, Massachusetts 02109.

(3)
Includes (i) 65,475 Class A shares and 7,275 Class L shares of common stock held by Bain Capital VII Coinvest Fund, LLC, a Delaware limited liability company ("Coinvest"), whose sole member is Bain Capital VII Coinvestment Fund, L.P., a Cayman Islands limited partnership ("Coinvestment"), whose general partner is Bain Capital Partners VII, L.P., a Cayman Islands limited partnership ("Partners VII"), whose general partner is Bain Capital Investors, LLC, a Delaware limited liability company ("BCI"), (ii) 178,792 Class A shares and 19,446 Class L shares of common stock held by Bain Integral Investors, LLC, a Delaware limited liability company ("Integral"), whose administrative member is Bain Capital Fund VI, L.P., a Delaware limited partnership ("Fund VI"), whose general partner is Bain Capital Partner VI, L.P., a Delaware limited partnership ("Partner VI"), whose general partner is BCI, and (iii) 1,732 Class A shares and 612 Class L shares of common stock held by BCIP TCV, LLC, a Delaware limited liability company, which is an affiliate of BCI.

  Coinvestment, Partners VII and BCI, by virtue of their relationships with Coinvest described above, may each be deemed to beneficially own the shares held by Coinvest. Coinvestment, Partners VII and BCI disclaim beneficial ownership of such shares. Fund VI, Partners VI and BCI, by virtue of their relationships with Integral described above, may each be deemed to beneficially own the shares held by Integral. Fund VI, Partners VI and BCI disclaim beneficial ownership of such shares. BCI, by virtue of its relationships with BCIP described above, may be deemed to beneficially own the shares held by BCIP. BCI disclaims beneficial ownership of such shares. Each of the Bain Capital Funds has an address c/o Bain Capital, LLC, 111 Huntington Avenue, Boston, Massachusetts 02199.

(4)
Includes 102,636 Class A shares and 11,404 Class L shares of common stock owned by Blackstone Capital Partners III Merchant Banking Fund L.P., 19,442 Class A shares and 2,160 Class L shares of common stock owned by Blackstone Offshore Capital Partners III L.P. and 923 Class A shares and 103 Class L shares of common stock owned by Blackstone Family Investment Partnership III L.P. (the "Blackstone Funds"), for each of which Blackstone Management Associates III L.L.C. ("BMA") is the general partner having voting and investment power over the shares held or controlled by each of the Blackstone Funds. Messrs. Peter G. Peterson and Stephen A. Schwarzman are the founding members of BMA and as such may be deemed to share beneficial ownership of the shares held or controlled by the Blackstone Funds. Each of BMA and Messrs. Peterson and Schwarzman disclaims beneficial ownership of such shares. Messrs. Friedman and Blitzer, directors of Houghton Mifflin Company and HM Holdings, are members of Blackstone Management Associates III L.L.C. and disclaim any beneficial ownership of shares beneficially owned by the Blackstone Funds.

(5)
Messrs. Lawry and Sperling, directors of Houghton Mifflin and HM Holdings, are managing directors of Thomas H. Lee Partners, L.P. and disclaim any beneficial ownership of any shares beneficially owned by the Thomas H. Lee Funds. Mr. Brizius, a director of Houghton Mifflin and HM Holdings, is a vice president of Thomas H. Lee Partners, L.P. and disclaims any beneficial ownership of any shares beneficially owned by the Thomas H. Lee Funds. Messrs. Lawry, Sperling and Brizius have an address c/o Thomas H. Lee Partners, L.P., 75 State Street, Suite 2600, Boston, Massachusetts 02109.

(6)
Mr. Nunnelly, a director of Houghton Mifflin and HM Holdings, is a managing director of Bain Capital Partners, LLC and disclaims any beneficial ownership of any shares beneficially owned by the Bain Funds. Mr. Goodman, a director of Houghton Mifflin Company and HM Holdings, is a principal of Bain Capital Partners, LLC and disclaims any beneficial ownership of any shares beneficially owned by the Bain Funds. Messrs. Nunnelly and Goodman have an address c/o Bain Capital, LLC, 111 Huntington Avenue, Boston, Massachusetts 02199.

(7)
All shares beneficially owned by Ms. Smith and Ms. Metayer represent interests in the HM Holdings Deferred Compensation Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Stockholders Agreement

        We have entered into a stockholders agreement with HM Holdings and the Sponsors and members of our management participating in the deferred compensation plan described in "Management—Rollover of Retention Payments and Deferred Compensation Plan." Future holders of the common stock of HM Holdings may also be required to become parties to the agreement. The stockholders agreement provides that after the initial public offering of HM Holdings, the holders of a majority of the shares thereof originally issued to the Sponsors will have the right to determine the size of the board of directors of HM Holdings. In addition, the stockholders agreement provides that in the event that the size of the board of directors of HM Holdings increases by any number of members, THL and Bain Capital will have the right to elect the same number of additional members, and Blackstone will have the right to elect a number of directors that is at least 20 percent of the total number of directors elected by the Sponsors. The stockholders agreement also provides that our board of directors will at all times consist of the same members as the board of HM Holdings

        The stockholders agreement prohibits the parties thereto from transferring any of their stock except transfers by a natural person to an immediate family member or upon the death of that natural person and, in the case of an investment fund, transfers to other investment funds affiliated with the investment fund and to partners or members of the fund in a pro rata distribution. The agreement also gives the holders of a majority of the shares originally issued to the Sponsors the right to require all other parties to the agreement to sell their stock to a buyer in the event that such majority is selling 80 percent or more of their stock. The agreement also gives certain parties the right to participate in specified issuances of capital stock.

        The stockholders agreement provides that beginning December 31, 2009, or prior to such date with the prior approval of the holders of the majority of shares originally issued to the Sponsors, any holder of shares originally issued to the Sponsors may sell any portion of their shares to any third party. In such event, however, all parties to the agreement have the right to participate in the sale as a seller subject to a pro rata cut-back in which the holder of shares can only sell their pro rata percentage of shares. In addition, the holders of stock originally issued to the Sponsors have a right of first offer to purchase any shares of stock proposed to be sold in any such transaction.

        Any right of the holders of stock originally issued to the Sponsors to join in the sale of shares, to participate in any issuance of capital stock or to require other holders to sell shares terminate upon the earlier of a change in control of us or a qualified public offering of the shares of HM Holdings

        Beginning after the initial public offering of our parent company, the stockholders agreement gives the holders of stock originally issued to the Sponsors the right to require HM Holdings to register the common stock held by such stockholders for sale to the public under the Securities Act. Such registrations are subject to a potential underwriter's cut-back in the number of shares to be registered if the underwriter determines that marketing factors require a limitation in the number of shares to be underwritten. The stockholders agreement also gives certain stockholders that are parties to the agreement the right to participate in registered public offerings of HM Holdings, other than the initial public offering of our company. The stockholders agreement also requires HM Holdings and us to indemnify the parties to the agreement and their affiliates from liability arising from any violation of securities laws by our parent company or us for any material misstatements or omissions made by our parent company or us in connection with such a public offering.

Management Agreement

        We have entered into a management agreement with HM Holdings and the Sponsors. Pursuant to this agreement, we paid an aggregate of $50.0 million plus related fees and expenses to the Sponsors in consideration for their services in connection with the Acquisition, the Financing and the Refinancing. In consideration for ongoing consulting and management advisory services, the management agreement requires us to pay the Sponsors an aggregate annual fee of $5.0 million per year, which is payable quarterly in advance. This annual fee has been prepaid in its entirety for 2003. In the case of future services provided in connection with any future acquisition, disposition, or financing transactions, the management agreement requires us to pay the Sponsors an aggregate fee of one percent of the gross transaction value of such transaction. The agreement also requires us and our parent to pay the reasonable expenses of the Sponsors in connection with, and indemnify them for liabilities arising from, the management agreement, the Acquisition and any related transactions, their equity investment in HM Holdings, our operations, and the services they provide to us and HM Holdings The management agreement terminates on December 30, 2012.

Retention and Severance Agreements

        In 2002 we entered into retention agreements with approximately 800 employees. If these employees remain employed by us for various periods from 6 to 18 months following the Acquisition or are terminated without cause, we will be required to pay them an aggregate of approximately $30 million of retention bonuses. These agreements contain standard confidentiality and noncompetition provisions. For further information on retention bonuses, see "Management—Rollover of Retention on Payments and Deferred Compensation Plan."

        We have also entered into severance arrangements, in lieu of the standard company severance policy, with approximately 50 of those employees who are executives and key employees. If we terminate these employees without cause or they terminate their employment for good reason (as such terms are defined in the agreements), in either case before the end of 2004, we could be required to pay up to an aggregate of approximately $25 million in severance payments and provide other post-termination benefits. These agreements contain standard confidentiality and noncompetition provisions.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Credit Facility

Overview

        In connection with the Transactions, we entered into a senior credit facility with CIBC World Markets Corp. and Goldman Sachs Credit Partners L.P. as joint lead arrangers and joint bookrunners, Canadian Imperial Bank of Commerce as administrative agent and collateral trustee, Goldman Sachs Credit Partners L.P. and Deutsche Bank Securities Inc. as co-syndication agents, and Fleet Securities, Inc. as co-documentation agent. The senior credit facility consisted of:

  •
  a senior term loan facility in a total principal amount of $400.0 million; and

  •
  a revolving senior credit facility in a total principal amount of $325.0 million.

        A portion of the proceeds from the private offering of the outstanding notes was used to prepay the outstanding term loan under the senior term loan facility, such that only the $325 million revolving senior credit facility remains. Simultaneously with that prepayment, we canceled all remaining commitments under the senior term loan facility.

Security Interests

        Our obligations under our current senior credit facility are unconditionally and irrevocably guaranteed by HM Holdings, our immediate parent, are secured by a pledge of our capital stock and are secured equally and ratably with our outstanding 2011 Senior Notes by a first priority perfected security interest in:

  •
  all of the capital stock of each of our material direct domestic subsidiaries;

  •
  65% of the capital stock of each of our material direct foreign subsidiaries; and

  •
  all of our other tangible and intangible assets.

Revolving Senior Credit Facility

        The revolving senior credit facility has a total committment of $325.0 million. We are entitled to draw amounts under it for working capital and other general corporate purposes. The revolving senior credit facility will mature on December 30, 2008.

Availability

        We may borrow, repay and reborrow the total amount of the revolving senior credit facility until its maturity subject to a clean down limitation. The clean down limitation requires that in each of the first two fiscal years after December 30, 2002, for a period of at least 10 consecutive business days, the aggregate amount of all usage of the revolving senior credit facility may not exceed $75.0 million. In each fiscal year thereafter, for a period of at least 10 consecutive business days, the aggregate amount of all usage of the revolving senior credit facility may not exceed $50.0 million.

Interest Rates

        Borrowings under the senior credit facility bear interest, at our option, at either:

  •
  base rate, plus the applicable interest rate margin; or

  •
  LIBOR rate on deposits for one-, two-, three- or six-month periods (or such other periods as may be made available by all lenders under the senior credit facility) plus the applicable interest margin.

The interest margin on loans made under the revolving senior credit facility currently are 2.25% for base rate loans and 3.25% for LIBOR loans. The interest margin on loans made under the revolving senior credit facility are subject to downward adjustment based on a schedule that corresponds to the leverage ratio of Houghton Mifflin and its subsidiaries on a consolidated basis.

        In addition, we pay a commitment fee on the unused commitments under the revolving senior credit facility of 0.75% per annum, payable quarterly in arrears.

Mandatory and Optional Repayment

        If we are otherwise required to make any mandatory prepayment of indebtedness under the senior notes or any subordinated indebtedness to the senior credit facility, we are required to prepay the revolving credit loans and reduce the commitments under the senior credit facility in an aggregate amount equal to the amount of such mandatory prepayment to the extent that, in making such prepayment, no such prepayment shall be required on the senior notes or any such subordinated indebtedness.

        The foregoing mandatory prepayments will be applied: (i) first to repay outstanding swing line loans; and (ii) second to repay outstanding revolving loans, which will also reduce the commitments under the revolving senior credit facility.

        We may voluntarily prepay loans under the senior credit facility, in whole or in part, without penalty, subject to minimum prepayments. If we prepay LIBOR loans, we will be required to reimburse lenders for their breakage and redeployment costs, if any.

Covenants

        The senior credit facility contains negative and affirmative covenants and requirements affecting HM Holdings, us and our subsidiaries. The senior credit facility contains the following negative covenants and restrictions, among others: restrictions on debt, liens, guarantee obligations, mergers, asset dispositions, sale-leaseback transactions, investments, loans, advances, acquisitions, dividends and other restricted junior payments, stock repurchases, transactions with affiliates, changes in business conducted and prepayments and amendments of subordinated debt. Our senior credit facility also requires us, and will require our existing and future subsidiaries, with certain exceptions set forth in our credit agreement, to meet certain financial covenants and ratios, particularly a total leverage ratio, a senior leverage ratio, an interest coverage ratio and a capital expenditures covenant.

        The senior credit facility contains the following affirmative covenants, among others: mandatory reporting by us of financial and other information to the administrative agent, notice by us to the administrative agent upon the occurrence of certain events of default and other events, and other standard obligations that will require us to operate our business in an orderly manner and consistent with past practice and to maintain insurance coverage.

Events of Default

        The senior credit facility specifies certain customary events of default, including non-payment of principal, interest or fees, violation of certain covenants, inaccuracy of representations and warranties, bankruptcy and insolvency events and change of control of HM Holdings.

Existing Senior Notes

        In March 2001, we issued $150.0 million of our 2011 Senior Notes through a public debt offering. The 2011 Senior Notes were priced at 99.84% to yield an effective annual interest rate of 7.22%. The proceeds were used to repay existing commercial paper debt. The 2011 Senior Notes:

  •
  are senior secured obligations, ranking equally with all of our other senior secured indebtedness;

  •
  are not entitled to the benefit of any sinking fund; and

  •
  may be redeemed in whole or in part at any time at a redemption price equal to the greater of: (i) 100% of the principal amount of the 2011 Senior Notes; and (ii) the sum of the present values of the remaining scheduled principal and interest payments in respect of the notes to be redeemed discounted to the date of redemption on a semi-annual basis, using a rate based on comparable U.S. Treasury securities plus 25 basis points.

        The 2011 Senior Notes were issued pursuant to an indenture dated March 15, 1994, as supplemented by a first supplemental indenture dated July 27, 1995, a second supplemental indenture dated December 30, 2002 and a third supplemental indenture dated February 7, 2003 (the "Old Indenture"), between us and U.S. Bank N.A., as successor trustee. The Old Indenture allows us to issue debt securities at any time in an unlimited amount. Our ability to issue additional debt under the Old Indenture is not subject to a leverage test or other financial covenants. The Old Indenture contains other covenants, however, that limit our ability to:

  •
  enter into sale and leaseback transactions in respect of real property owned by us for more than 180 days, unless, among other things, the lease has a term of three years or less and we or our subsidiaries could create a security interest on the property to secure a debt equal to in amount to the present value of the obligations under the lease; and

  •
  grant mortgages and other security interests on other debt without equally and ratably securing the debt securities issued under the Old Indenture, provided, that we and our subsidiaries may grant mortgages to secure the purchase price or cost of improvement on property acquired, constructed or improved by us or any subsidiary without equally and ratably securing the debt securities.

        The Old Indenture permits us to merge into another corporation, or transfer substantially all of our properties and assets to another person, without the consent of the holders of any of the outstanding debt securities under the Old Indenture if the other person, among other things, assumes all of our obligations under the debt securities and the Old Indenture in writing and takes any action necessary to secure the debt securities equally with any other secured debt, if our assets become subject to a security interest as a result of the merger or other transaction.

        The Old Indenture prevents our subsidiaries from incurring, assuming or guaranteeing debt in excess of an aggregate amount of $5.0 million at any one time outstanding, including any permitted mortgage described above, that is payable more than one year from the date on which it was issued. This prohibition also applies to debt if we can, at our option, extend the maturity date of such debt for more than one year.

DESCRIPTION OF NOTES

        You can find the definitions of certain terms used in this description under the subheading "Certain Definitions." In this description, the word "Houghton" refers only to Houghton Mifflin Company and not to any of its subsidiaries. For purposes of this summary, the term "Notes" refers to both:

  (1)
  the outstanding and exchange 8.250% Senior Notes due 2011 (the "Senior Notes"); and

  (2)
  the outstanding and exchange 9.875% Senior Subordinated Notes due 2013 (the "Senior Subordinated Notes").

        The outstanding notes were issued, and the exchange notes will be issued under separate indentures each dated as of January 30, 2003 (each, an "Indenture" and collectively, the "Indentures") between Houghton and Wells Fargo Bank Minnesota, N.A., as trustee (the "Trustee") under each of the Indentures.

        The terms of the Notes include those stated in the Indentures and those made part of the Indentures by reference to the Trust Indenture Act of 1939.

        The following description is a summary of the material provisions of the Indentures and the registration rights agreements. It does not restate those agreements in their entirety. We urge you to read the Indentures and the registration rights agreements because they, and not this description, define your rights as holders of the Notes. Copies of the Indentures and the registration rights agreements are available as set forth below under "—Additional Information." Certain defined terms used in this description but not defined below under "—Certain Definitions" have the meanings assigned to them in the applicable Indenture.

        The registered holder of any Note will be treated as the owner of it for all purposes. Only registered holders will have rights under the applicable Indenture.

Brief Description of the Notes

  The Senior Notes

        The Senior Notes are:

  •
  general unsecured obligations of Houghton;

  •
  effectively subordinated to secured obligations of Houghton to the extent of the value of the assets securing such obligations;

  •
  equal in right of payment to all existing and future unsecured obligations of Houghton that are not, by their terms, expressly subordinated in right of payment to the Senior Notes;

  •
  senior in right of payment to any future obligations of Houghton that are, by their terms, expressly subordinated in right of payment to the Senior Notes;

  •
  are not entitled to the benefits of any sinking fund; and

  •
  may be optionally redeemed in whole or in part prior to maturity.

  The Senior Subordinated Notes

        The Senior Subordinated Notes are:

  •
  general unsecured obligations of Houghton;

  •
  subordinated in right of payment to all existing and future Senior Debt of Houghton, including the Senior Notes; and

  •
  pari passu in right of payment with any future senior subordinated Indebtedness.

  •
  are not entitled to the benefits of any sinking fund; and

  •
  may be optionally redeemed in whole or in part prior to maturity.

        As of March 31, 2003, Houghton had outstanding total Senior Debt (including the Senior Notes) of approximately $736.8 million, of which $136.8 million was secured. An additional $325.0 million is available for borrowing under the Credit Agreement, all of which will be secured if borrowed. As indicated above and as discussed in detail below under the caption "—Subordination," payments on the Senior Subordinated Notes are subordinated to the payment of Senior Debt (including the Senior Notes). The Indentures permit us to incur additional Senior Debt.

Principal, Maturity and Interest

  The Senior Notes

        On January 30, 2003, Houghton issued $600.0 million aggregate principal amount of the outstanding senior notes. The Indenture governing the Senior Notes provides for the issuance of additional Senior Notes having identical terms and conditions to the Senior Notes (the "Additional Senior Notes"), subject to compliance with the covenants contained in the applicable Indenture. Any Additional Senior Notes will be part of the same issue as the Senior Notes and will vote on all matters with the Senior Notes. The Senior Notes will mature on February 1, 2011.

        Senior Notes are issued in denominations of $1,000 and integral multiples of $1,000.

        Interest on the Senior Notes accrues at the rate of 8.250% per annum and is payable semi-annually in arrears on February 1 and August 1, commencing on August 1, 2003. Houghton will make each interest payment to the holders of record of the Senior Notes on the immediately preceding January 15 and July 15.

        Interest on the Senior Notes accrues from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

  The Senior Subordinated Notes

        On January 30, 2003, Houghton issued $400.0 million aggregate principal amount of outstanding senior subordinated notes. The Indenture governing the Senior Subordinated Notes provides for the issuance of additional Senior Subordinated Notes having identical terms and conditions to the Senior Subordinated Notes (the "Additional Senior Subordinated Notes" and, together with the Additional Senior Notes, the "Additional Notes"), subject to compliance with the covenants contained in the applicable Indenture. Any Additional Senior Subordinated Notes will be part of the same issue as the Senior Subordinated Notes and will vote on all matters with the Senior Subordinated Notes. The Senior Subordinated Notes will mature on February 1, 2013.

        Senior Subordinated Notes are issued in denominations of $1,000 and integral multiples of $1,000.

        Interest on the Senior Subordinated Notes accrues at the rate of 9.875% per annum and is payable semi-annually in arrears on February 1 and August 1, commencing on August 1, 2003. Houghton will make each interest payment to the holders of record of the Senior Subordinated Notes on the immediately preceding January 15 and July 15.

        Interest on the Senior Subordinated Notes accrues from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

        If a holder has given wire transfer instructions to Houghton, Houghton will pay all principal, interest and premium and Liquidated Damages (as defined below under "—Registration Rights; Exchange Offer"), if any, on that holder's Notes in accordance with those instructions. All other payments on Notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless Houghton elects to make interest payments by check mailed to the holders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

        The Trustee is initially acting as paying agent and registrar. Houghton may change the paying agent or registrar without prior notice to the holders, and Houghton or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

        A holder may transfer or exchange Notes in accordance with the applicable Indenture. The registrar and the Trustee may require a holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders are required to pay all taxes due on transfer. Houghton is not required to transfer or exchange any note selected for redemption. Also, Houghton is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

Subordination

        The payment of principal, interest and premium and Liquidated Damages, if any, on the Senior Subordinated Notes is subordinated to the prior payment in full of all Senior Debt of Houghton, including Senior Debt incurred after the Issue Date.

        The holders of Senior Debt are entitled to receive payment in full of all Obligations due in respect of Senior Debt (including interest after the commencement of any bankruptcy proceeding at the rate specified in the applicable Senior Debt) before the holders of Senior Subordinated Notes are entitled to receive any payment with respect to the Notes, in the event of any distribution to creditors of Houghton:

  (1)
  in a liquidation or dissolution of Houghton;

  (2)
  in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to Houghton or its property;

  (3)
  in an assignment for the benefit of creditors; or

  (4)
  in any marshaling of Houghton's assets and liabilities.

        Houghton also may not make any payment in respect of the Senior Subordinated Notes if:

  (1)
  a payment default on Designated Senior Debt occurs and is continuing beyond any applicable grace period; or

  (2)
  any other default occurs and is continuing on any series of Designated Senior Debt that permits holders of that series of Designated Senior Debt to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from Houghton or the holders of any Designated Senior Debt.

        Payments on the Senior Subordinated Notes may and will be resumed:

  (1)
  in the case of a payment default, upon the date on which such default is cured or waived; and

  (2)
  in the case of a nonpayment default, upon the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Debt has been accelerated.

        No new Payment Blockage Notice may be delivered unless and until:

  (1)
  360 days have elapsed since the delivery of the immediately prior Payment Blockage Notice; and

  (2)
  all scheduled payments of principal, interest and premium and Liquidated Damages, if any, on the Senior Subordinated Notes that have come due have been paid in full in cash.

        No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee will be, or be made, the basis for a subsequent Payment Blockage Notice unless such default has been cured or waived for a period of not less than 90 days.

        If the Trustee or any holder of the Senior Subordinated Notes receives a payment in respect of the Senior Subordinated Notes when:

  (1)
  the payment is prohibited by these subordination provisions; and

  (2)
  the Trustee or the holder has actual knowledge that the payment is prohibited;

the Trustee or the holder, as the case may be, will hold the payment in trust for the benefit of the holders of Senior Debt. Upon the proper written request of the holders of Senior Debt, the Trustee or the holder, as the case may be, will deliver the amounts in trust to the holders of Senior Debt or their proper Representative.

        Houghton must promptly notify holders of Senior Debt if payment of the Senior Subordinated Notes is accelerated because of an Event of Default.

        As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of Houghton, holders of Senior Subordinated Notes may recover less ratably than creditors of Houghton who are holders of Senior Debt. See "Risk Factors—Risks Related to the Notes—Your right to receive payments in the senior subordinated notes will be junior to the rights of the lenders under the senior credit facility, our existing senior notes, and all of our other senior indebtedness, including the senior notes and any of our future senior debt."

Optional Redemption

        At any time prior to February 1, 2006, Houghton may on any one or more occasions redeem up to 35% of the aggregate principal amount of Notes issued under the applicable Indenture at a redemption price of 108.250% of the principal amount, in the case of the Senior Notes and 109.875% of the principal amount, in the case of the Senior Subordinated Notes, in each case, plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that:

  (1)
  at least 65% of the aggregate principal amount of Notes issued under the applicable Indenture remains outstanding immediately after the occurrence of such redemption (excluding Notes held by Houghton and its Subsidiaries); and

  (2)
  the redemption occurs within 90 days of the date of the closing of such Equity Offering.

        The Senior Notes may be redeemed, in whole or in part, at any time prior to February 1, 2007, at the option of Houghton upon not less than 30 nor more than 60 days' prior notice mailed by first-class mail to each holder's registered address, at a redemption price equal to 100% of the principal amount of the Senior Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Liquidated Damages, if any, to, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

        The Senior Subordinated Notes may be redeemed, in whole or in part, at any time prior to February 1, 2008, at the option of Houghton upon not less than 30 nor more than 60 days' prior notice mailed by first-class mail to each holder's registered address, at a redemption price equal to 100% of the principal amount of the Senior Subordinated Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Liquidated Damages, if any, to, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

        On or after February 1, 2007, Houghton may redeem all or a part of the Senior Notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, on the Senior Notes redeemed, if any, to the applicable redemption date, if redeemed during the twelve-month period beginning on February 1 of the years indicated below:

Year	Percentage
2007	104.125%
2008	102.063%
2009 and thereafter	100.000%

        On or after February 1, 2008, Houghton may redeem all or a part of the Senior Subordinated Notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, on the Senior Subordinated Notes to be redeemed, if any, to the applicable redemption date, if redeemed during the twelve-month period beginning on February 1 of the years indicated below:

Year	Percentage
2008	104.938%
2009	103.292%
2010	101.646%
2011 and thereafter	100.000%

        Houghton may acquire Notes by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise, in accordance with applicable securities laws, so long as such acquisition does not otherwise violate the terms of the applicable Indenture.

        If less than all of the Senior Notes or Senior Subordinated Notes, as the case may be, are to be redeemed at any time, the Trustee will select the Senior Notes or Senior Subordinated Notes, as the case may be, as follows:

  (1)
  if the Notes are listed on a national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed; or

  (2)
  if the Notes are not listed on any securities exchange, on a pro rata basis, by lot or by such method as the Trustee deems fair and appropriate.

Mandatory Redemption

        Houghton is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Repurchase at the Option of Holders

  Change of Control

        If a Change of Control occurs, each holder of Notes will have the right to require Houghton to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder's Notes pursuant to a Change of Control Offer on the terms set forth in the applicable Indenture. In the Change of Control Offer, Houghton will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest and Liquidated Damages, if any, on the Notes repurchased, to the date of purchase. Within 30 days following any Change of Control, Houghton will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the applicable Indenture and described in such notice. Houghton will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the applicable Indenture, Houghton will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the applicable Indenture by virtue of such conflict.

        On the Change of Control Payment Date, Houghton will, to the extent lawful:

  (1)
  accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

  (2)
  deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

  (3)
  deliver or cause to be delivered to the Trustee the Notes properly accepted together with an officers' certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by Houghton.

        The paying agent will promptly mail to each holder of Notes properly tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each new Note will be in a principal amount of $1,000 or an integral multiple of $1,000.

        Prior to complying with any of the provisions of this "Change of Control" covenant under the applicable Indenture governing the Notes, but in any event within 90 days following a Change of Control, to the extent required to permit Houghton to comply with this covenant, Houghton will either repay all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt. Houghton will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

        The provisions described above that require Houghton to make a Change of Control Offer following a Change of Control are applicable whether or not any other provisions of the applicable Indenture are applicable. Except as described above with respect to a Change of Control, neither Indenture contains provisions that permit the holders of the Notes to require that Houghton repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

        Houghton is not required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the applicable Indenture applicable to a Change of Control Offer made by Houghton and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer.

        The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the properties or assets of Houghton and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require Houghton to repurchase its Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Houghton and its Subsidiaries taken as a whole to another Person or group may be uncertain.

  Asset Sales

        Houghton will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

  (1)
  Houghton (or such Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of; and

  (2)
  in the case of Asset Sales involving consideration in excess of $10.0 million, the fair market value is determined by Houghton's Board of Directors and evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee; and

  (3)
  except for any Permitted Asset Swap, at least 75% of the consideration received in the Asset Sale by Houghton or such Restricted Subsidiary is in the form of cash or Cash Equivalents.

For purposes of clause (2) above, the amount of (i) any liabilities (as shown on Houghton's or such Restricted Subsidiary's most recent balance sheet or in the notes thereto) of Houghton or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets and for which Houghton and all Restricted Subsidiaries have been validly released by all creditors in writing, (ii) any securities received by Houghton or such Restricted Subsidiary from such transferee that are converted by Houghton or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of such Asset Sale and (iii) any Designated Noncash Consideration received by Houghton or any of its Restricted Subsidiaries in such Asset Sale having an aggregate fair market value (as determined in good faith by the Board of Directors of Houghton), taken together with all other Designated Noncash Consideration received pursuant to this clause (iii) that is at that time outstanding, not to exceed the greater of (x) $50.0 million and (y) 6.0% of Consolidated Tangible Assets at the time of the receipt of such Designated Noncash Consideration (with the fair market value of each item of Designated Noncash Consideration being measured at the time received without giving effect to subsequent changes in value) shall be deemed to be cash for purposes of this paragraph and for no other purpose.

          Senior Notes

        Within 365 days after the receipt of any Net Proceeds from an Asset Sale, Houghton may apply those Net Proceeds at its option:

  (1)
  to permanently reduce Obligations under the Credit Agreement (and to correspondingly reduce commitments with respect thereto) or Indebtedness of Houghton that ranks pari passu with the Senior Notes (provided that if Houghton shall so reduce Obligations under such Indebtedness, it will equally and ratably reduce Obligations under the Senior Notes by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all holders of Senior Notes to purchase at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, the pro rata principal amount of Senior Notes) or Indebtedness of a Restricted Subsidiary, in each case, other than Indebtedness owed to Houghton or an affiliate of Houghton;

  (2)
  to an investment in (A) any one or more businesses; provided that such investment in any business is in the form of the acquisition of Capital Stock and results in Houghton or a Restricted Subsidiary owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (B) capital expenditures or (C) other assets, in each of (A), (B) and (C), used or useful in a Permitted Business; and/or

  (3)
  to an investment in (A) any one or more businesses; provided that such investment in any business is in the form of the acquisition of Capital Stock and it results in Houghton or a Restricted Subsidiary owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (B) properties or (C) assets that, in each of (A), (B) and (C), replace the businesses, properties and assets that are the subject of such Asset Sale.

        When the aggregate amount of Net Proceeds not applied or invested in accordance with the preceding paragraph ("Excess Proceeds") exceeds $20.0 million, Houghton will make an offer (an "Asset Sale Offer") to all holders of Senior Notes to purchase on a pro rata basis the maximum principal amount of Senior Notes that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase, and will be payable in cash.

          Senior Subordinated Notes

        Within 365 days after the receipt of any Net Proceeds from an Asset Sale, Houghton may apply those Net Proceeds at its option:

  (1)
  to permanently reduce Obligations under Senior Debt of Houghton (and to correspondingly reduce commitments with respect thereto) or Indebtedness that ranks pari passu with the Senior Subordinated Notes (provided that if Houghton shall so reduce Obligations under such Indebtedness, it will equally and ratably reduce Obligations under the Senior Subordinated Notes by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all holders of Senior Subordinated Notes to purchase at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, the pro rata principal amount of Senior Subordinated Notes) or Indebtedness of a Restricted Subsidiary, in each case other than Indebtedness owed to Houghton or an Affiliate of Houghton;

  (2)
  to an investment in (A) any one or more businesses; provided that such investment in any business is in the form of the acquisition of Capital Stock and results in Houghton or a Restricted Subsidiary owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (B) capital expenditures or (C) other assets, in each of (A), (B) and (C), used or useful in a Permitted Business; and/or

  (3)
  to an investment in (A) any one or more businesses; provided that such investment in any business is in the form of the acquisition of Capital Stock and it results in Houghton or a Restricted Subsidiary owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (B) properties or (C) assets that, in each of (A), (B) and (C), replace the businesses, properties and assets that are the subject of such Asset Sale.

        When the aggregate amount of Excess Proceeds exceeds $20.0 million, Houghton will make an Asset Sale Offer to all holders of Senior Subordinated Notes to purchase on a pro rata basis the maximum principal amount of Senior Subordinated Notes that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase, and will be payable in cash.

          Asset Sale Offer Terms Applicable to All Notes

        Pending the final application of any Net Proceeds, Houghton may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the applicable Indenture.

        If any Excess Proceeds remain after consummation of an Asset Sale Offer, Houghton may use those Excess Proceeds for any purpose not otherwise prohibited by the applicable Indenture. If the aggregate principal amount of Notes tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee will select the Notes to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

        Houghton will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the applicable Indenture, Houghton will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the applicable Indenture by virtue of such conflict.

Selection and Notice

        If less than all of the Notes are to be redeemed at any time, the Trustee will select Notes for redemption as follows:

  (1)
  if the Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed; or

  (2)
  if the Notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the Trustee deems fair and appropriate.

        No Notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the applicable Indenture. Notices of redemption may not be conditional.

        If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount of that Note that is to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the holder of Notes upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Certain Covenants

  Restricted Payments

        Houghton will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

  (a)
  declare or pay any dividend or make any other payment or distribution on account of Houghton's or any of its Restricted Subsidiaries' Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation (other than (A) dividends or distributions by Houghton payable in Equity Interests (other than Disqualified Stock) of Houghton or in options, warrants or other rights to purchase such Equity Interests (other than Disqualified Stock) or (B) dividends or distributions by a Restricted Subsidiary to Houghton or any other Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Subsidiary, Houghton or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities);

  (b)
  purchase, redeem or otherwise acquire or retire for value any Equity Interests of Houghton or any direct or indirect parent corporation of Houghton, including in connection with any merger or consolidation involving Houghton;

  (c)
  make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment, sinking fund payment or maturity, any Indebtedness subordinated or junior in right of payment to the Senior Notes or the Senior Subordinated Notes, as the case may be (other than (x) Indebtedness permitted under clauses (7) and (8) of the definition of "Permitted Debt" or (y) the purchase, repurchase or other acquisition of Indebtedness subordinated or junior in right of payment to the Notes, as the case may be, purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition); or

  (d)
  make any Restricted Investment (all such payments and other actions set forth in these clauses (a) through (d) being collectively referred to as "Restricted Payments"),

unless, at the time of and after giving effect to such Restricted Payment:

  (1)
  no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment; and

  (2)
  Houghton would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock"; and

  (3)
  such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Houghton and the Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (2) (with respect to the payment of dividends on Refunding Capital Stock pursuant to clause (B) thereof), (3), (4), (5), (6), (8), (10), (11), (12), (13), (14), (15) and (16) of the next succeeding paragraph), is less than the sum, without duplication, of

  (a)
  50% of the Consolidated Net Income of Houghton for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the Issue Date, to the end of Houghton's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit), plus

  (b)
  100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by the Board of Directors of Houghton, of property and marketable securities received by Houghton since immediately after the date of the applicable Indenture from the issue or sale of (x) Equity Interests of Houghton (including Retired Capital Stock (as defined below)) (other than (i) cash proceeds and marketable securities received from Equity Offerings to the extent used to redeem Notes in compliance with the provisions set forth under the caption "—Optional Redemption" and (ii) cash proceeds and marketable securities received from the sale of Equity Interests to members of management, directors or consultants of Houghton, any direct or indirect parent corporation of Houghton and the Subsidiaries after the Issue Date to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph) and, to the extent actually contributed to Houghton, Equity Interests of Houghton's direct or indirect parent corporations and (y) debt securities of Houghton that have been converted into such Equity Interests of Houghton (other than Refunding Capital Stock (as defined below) or Equity Interests or convertible debt securities of Houghton sold to a Restricted Subsidiary or Houghton, as the case may be, and other than Disqualified Stock or debt securities that have been converted into Disqualified Stock), plus

    (c)
    100% of the aggregate amount of cash and the fair market value, as determined in good faith by the Board of Directors of Houghton, of property and marketable securities contributed to the capital of Houghton following the Issue Date (other than (i) net cash proceeds from Equity Offerings to the extent used to redeem Notes in compliance with the provisions set forth under the caption "—Optional Redemption" and (ii) by a Restricted Subsidiary and by any Excluded Contributions), plus

    (d)
    100% of the aggregate amount received in cash and the fair market value, as determined in good faith by the Board of Directors of Houghton, of property and marketable securities received by means of (A) the sale or other disposition (other than to Houghton or a Restricted Subsidiary) of Restricted Investments made by Houghton or its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from Houghton or its Restricted Subsidiaries and repayments of loans or advances which constitute Restricted Investments by Houghton or its Restricted Subsidiaries or (B) the sale (other than to Houghton or a Restricted Subsidiary) of the Capital Stock of an Unrestricted Subsidiary or a distribution from an Unrestricted Subsidiary (other than in each case to the extent the Investment in such Unrestricted Subsidiary was made by a Restricted Subsidiary pursuant to clause (7) or (11) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment) or a dividend from an Unrestricted Subsidiary, plus

    (e)
    in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary or the merger or consolidation of an Unrestricted Subsidiary into Houghton or a Restricted Subsidiary or the transfer of assets of an Unrestricted Subsidiary to Houghton or a Restricted Subsidiary, the fair market value of the Investment in such Unrestricted Subsidiary, as determined by the Board of Directors of Houghton in good faith at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary or at the time of such merger, consolidation or transfer of assets (other than an Unrestricted Subsidiary to the extent the Investment in such Unrestricted Subsidiary was made by a Restricted Subsidiary pursuant to clause (7) or (11) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment).

        The preceding provisions will not prohibit:

  (1)
  the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the applicable Indenture;

  (2)
  (A) the redemption, repurchase, retirement or other acquisition of any Equity Interests of Houghton or any direct or indirect parent corporation ("Retired Capital Stock") or Indebtedness subordinated to the Senior Notes or the Senior Subordinated Notes, as the case may be, in exchange for or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary or Houghton) of Equity Interests of Houghton or any direct or indirect parent corporation thereof or contributions to the equity capital of Houghton (in each case, other than Disqualified Stock) ("Refunding Capital Stock") and (B) if immediately prior to the retirement of Retired Capital Stock, the declaration and payment of dividends thereon was permitted under this covenant "—Restricted Payments," the declaration and payment of dividends on the Refunding Capital Stock in an aggregate amount per year no greater than the aggregate amount of dividends per annum that was declarable and payable on such Retired Capital Stock immediately prior to such retirement;

  (3)
  the redemption, repurchase or other acquisition or retirement of Indebtedness subordinated to the Senior Notes or the Senior Subordinated Notes, as the case may be, made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the borrower thereof, which is incurred in compliance with the covenant "—Incurrence of Indebtedness and Issuance of Preferred Stock" so long as (A) the principal amount of such new Indebtedness does not exceed the principal amount of the Indebtedness subordinated to the Notes being so redeemed, repurchased, acquired or retired for value plus the amount of any reasonable premium required to be paid under the terms of the instrument governing the Indebtedness subordinated to the Senior Notes or the Senior Subordinated Notes, as the case may be, being so redeemed, repurchased, acquired or retired, (B) such new Indebtedness is subordinated to such Notes and any Guarantees thereof at least to the same extent as such Indebtedness subordinated to such Notes so purchased, exchanged, redeemed, repurchased, acquired or retired for value, (C) such new Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Indebtedness subordinated to such Notes being so redeemed, repurchased, acquired or retired and (D) such new Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Indebtedness subordinated to such Notes being so redeemed, repurchased, acquired or retired;

  (4)
  a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of common Equity Interests of Houghton or any of its direct or indirect parent corporations held by any future, present or former employee, director or consultant of Houghton, any of its Subsidiaries or any of its direct or indirect parent corporations pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement; provided, however, that the aggregate amount of Restricted Payments made under this clause (4) does not exceed in any calendar year $10.0 million (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to the following proviso) of $20.0 million in any calendar year); and provided, further, that such amount in any calendar year may be increased by an amount not to exceed (A) the cash proceeds from the sale of Equity Interests of Houghton and, to the extent contributed to Houghton, Equity Interests of any of its direct or indirect parent corporations, in each case to members of management, directors or consultants of Houghton, any of its Subsidiaries or any of its direct or indirect parent corporations that occurs after the Issue Date plus (B) the amount of any cash bonuses otherwise payable to members of management, directors or consultants of Houghton or any of its Subsidiaries or any of its direct or indirect parent corporations in connection with the Transactions that are foregone in return for the receipt of Equity Interests of Houghton or any direct or indirect parent corporation of Houghton pursuant to a deferred compensation plan of such corporation plus (C) the cash proceeds of key man life insurance policies received by Houghton or its Restricted Subsidiaries after the Issue Date (provided that Houghton may elect to apply all or any portion of the aggregate increase contemplated by clauses (A), (B) and (C) above in any calendar year) less (D) the amount of any Restricted Payments previously made pursuant to clauses (A), (B) and (C) of this clause (4);

  (5)
  the declaration and payment of dividends to holders of any class or series of Disqualified Stock of Houghton or any Restricted Subsidiary issued in accordance with this covenant to the extent such dividends are included in the definition of Fixed Charges;

  (6)
  the declaration and payment of dividends on Refunding Capital Stock in excess of the dividends declarable and payable thereon pursuant to clause (2) above; provided, however, in the case of this clause (6), that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of the declaration of such dividends on Refunding Capital Stock, after giving effect to such issuance or declaration on a pro forma basis, Houghton and the Restricted Subsidiaries would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00;

  (7)
  Investments in Unrestricted Subsidiaries having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (7) that are at the time outstanding, without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash and/or marketable securities, not to exceed $25.0 million at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

  (8)
  repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

  (9)
  the payment of dividends on Houghton's common stock following the first public offering of Houghton's common stock or the common stock of any of its direct or indirect parent corporations after the Issue Date, of up to 6% per annum of the net proceeds received by or contributed to Houghton in any past or future public offering, other than public offerings with respect to Houghton's common stock registered on Form S-8 and other than any public sale constituting an Excluded Contribution;

  (10)
  Investments that are made with Excluded Contributions;

  (11)
  other Restricted Payments in an aggregate amount not to exceed $25.0 million;

  (12)
  the declaration and payment of dividends to, or the making of loans to, Holdco in amounts required for such party to pay:

  (A)
  franchise taxes and other fees, taxes and expenses required to maintain its corporate existence;

  (B)
  federal, state and local income taxes to the extent such income taxes are attributable to the income of Houghton and the Restricted Subsidiaries and, to the extent of the amount actually received from the Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income of the Unrestricted Subsidiaries, provided, however, that in each case the amount of such payments in any fiscal year does not exceed the amount that Houghton and the Restricted Subsidiaries would be required to pay in respect of federal, state and local taxes for such fiscal year were Houghton and the Restricted Subsidiaries to pay such taxes as a stand-alone taxpayer;

  (C)
  customary salary, bonus and other benefits payable to officers and employees of any direct or indirect parent corporation of Houghton to the extent such salaries, bonuses and other benefits are attributable to the ownership or operation of Houghton and its Restricted Subsidiaries; and

  (D)
  general corporate overhead expenses (including professional expenses) in an amount not to exceed an aggregate of $2.0 million annually for all direct or indirect parent corporation of Houghton to the extent such expenses are attributable to the ownership or operation of Houghton and its Restricted Subsidiaries;

  (13)
  cash dividends or other distributions on Holdco's, Houghton's or any Restricted Subsidiary's Capital Stock used to, or the making of loans, the proceeds of which will be used to fund the payment of fees and expenses incurred in connection with the Transactions, this offering or owed to Affiliates, in each case to the extent permitted by the covenant described under "—Transactions with Affiliates";

  (14)
  the declaration and payment of dividends on Holdco's, Houghton's or any Restricted Subsidiary's Capital Stock in an amount equal to any purchase price adjustment amount pursuant to Section 2.4(d)(ii) of the Share Purchase Agreement due to a purchase price adjustment described in Section 2.2(b)(iii) of the Share Purchase Agreement;

  (15)
  distributions or payments of Securitization Fees and purchases of Securitization Assets pursuant to a Securitization Repurchase Obligation in connection with a Qualified Securitization Financing; or

  (16)
  in the case of the Senior Notes, the acquisition, repurchase or redemption of the Senior Subordinated Notes upon a Change of Control in accordance with the applicable provisions of the Indenture governing the Senior Subordinated Notes;

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (2) (with respect to the payment of dividends on Refunding Capital Stock pursuant to clause (B) thereof), (5), (6), (7), (9) and (11) above, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof.

        The amount of all Restricted Payments (other than cash) is the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Houghton or such Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined in good faith by the Board of Directors of Houghton. Houghton's determination must be based upon an opinion or appraisal issued by an Independent Financial Advisor if the fair market value exceeds $25.0 million.

        As of the Issue Date, all of Houghton's Subsidiaries were Restricted Subsidiaries. Houghton will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the second to last sentence of the definition of Unrestricted Subsidiary. For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding investments by Houghton and the Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the second paragraph of the definition of Investments. Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time under this covenant or the definition of Permitted Investments and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants described in this prospectus.

  Incurrence of Indebtedness and Issuance of Preferred Stock

        Houghton will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt), and Houghton will not permit any of its Restricted Subsidiaries to issue any shares of Preferred Stock; provided, however, that Houghton and any Restricted Subsidiary may incur Indebtedness (including Acquired Debt) and any Restricted Subsidiary may issue Preferred Stock if the Fixed Charge Coverage Ratio for Houghton's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Preferred Stock is issued would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period; provided that the amount of Indebtedness and Preferred Stock that may be incurred or issued pursuant to the foregoing by Restricted Subsidiaries that are not Guarantors shall not exceed $50.0 million at any one time outstanding.

        The first paragraph of this covenant will not prohibit the incurrence of any of the following (collectively, "Permitted Debt"):

  (1)
  the existence of Indebtedness under the Credit Agreement together with the incurrence of the guarantees thereunder and the issuance and creation of letters of credit and bankers' acceptances thereunder (with letters of credit and bankers' acceptances being deemed to have a principal amount equal to the face amount thereof), up to an aggregate principal amount of $350.0 million outstanding at any one time less the amount of all mandatory principal payments actually made by the borrower thereunder in respect of Indebtedness thereunder with Net Proceeds from Asset Sales;

  (2)
  the incurrence by Houghton and its Restricted Subsidiaries of Indebtedness represented by the Notes (including any Guarantee) issued on the Issue Date;

  (3)
  Existing Indebtedness (other than Indebtedness described in clauses (1) and (2));

  (4)
  Indebtedness (including Capitalized Lease Obligations) incurred by Houghton or any Restricted Subsidiary to finance the purchase, lease or improvement of property (real or personal) or equipment that is used or useful in a Permitted Business (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) in an aggregate principal amount that, when aggregated with the principal amount of all other Indebtedness then outstanding and incurred pursuant to this clause (4), does not exceed the greater of (x) $40.0 million and (y) 5.0% of Consolidated Tangible Assets;

  (5)
  Indebtedness incurred by Houghton or any Restricted Subsidiary constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including without limitation letters of credit in respect of workers' compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance or other Indebtedness with respect to reimbursement-type obligations regarding workers' compensation claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

  (6)
  Indebtedness arising from agreements of Houghton or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided, however, that (A) such Indebtedness is not reflected on the balance sheet of Houghton or any Restricted Subsidiary (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (A)) and (B) the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds including non-cash proceeds (the fair market value of such non-cash proceeds being measured at the time received and without giving effect to any subsequent changes in value) actually received by Houghton and any Restricted Subsidiaries in connection with such disposition;

  (7)
  Indebtedness of Houghton owed to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owed to and held by Houghton or any Restricted Subsidiary; provided, however, that (A) any subsequent issuance or transfer of any Capital Stock or any other event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of any such Indebtedness (except to Houghton or a Restricted Subsidiary) shall be deemed, in each case, to constitute the incurrence of such Indebtedness by the issuer thereof and (B) if Houghton is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations of Houghton with respect to the Notes;

  (8)
  shares of Preferred Stock of a Restricted Subsidiary issued to Houghton or a Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to Houghton or a Restricted Subsidiary) shall be deemed in each case to be an issuance of such shares of Preferred Stock;

  (9)
  Hedging Obligations of Houghton or any Restricted Subsidiary (excluding Hedging Obligations entered into for speculative purposes) for the purpose of limiting (A) interest rate risk with respect to any Indebtedness that is permitted by the terms of the applicable Indenture to be outstanding or (B) exchange rate risk with respect to any currency exchange;

  (10)
  obligations in respect of performance and surety bonds and performance and completion guarantees provided by Houghton or any Restricted Subsidiary or obligations in respect of letters of credit related thereto, in each case in the ordinary course of business or consistent with past practice;

  (11)
  Indebtedness of Houghton or any Restricted Subsidiary or Preferred Stock of any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference which, when aggregated with the principal amount and liquidation preference of all other Indebtedness and Preferred Stock then outstanding and incurred pursuant to this clause (11), does not at any one time outstanding exceed $125.0 million (it being understood that any Indebtedness or Preferred Stock incurred pursuant to this clause (11) shall cease to be deemed incurred or outstanding for purposes of this clause (11) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which Houghton or such Restricted Subsidiary could have incurred such Indebtedness or Preferred Stock under the first paragraph of this covenant without reliance on this clause (11));

  (12)
  any guarantee by Houghton or a Guarantor of Indebtedness or other obligations of any Restricted Subsidiary so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the terms of the applicable Indenture;

  (13)
  the incurrence by Houghton or any Restricted Subsidiary of Indebtedness or Preferred Stock that serves to refund or refinance any Indebtedness incurred as permitted under the first paragraph of this covenant and clauses (2) and (3) above (other than, in the case of (3) above, the Houghton Mifflin Bonds), this clause (13) and clause (14) below or any Indebtedness issued to so refund or refinance such Indebtedness including additional Indebtedness incurred to pay premiums and fees in connection therewith (the "Refinancing Indebtedness") prior to its respective maturity; provided, however, that such Refinancing Indebtedness (A) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness being refunded or refinanced, (B) to the extent such Refinancing Indebtedness refinances Indebtedness subordinated or pari passu to the Notes, such Refinancing Indebtedness is subordinated or pari passu to the Notes at least to the same extent as the Indebtedness being refinanced or refunded, (C) shall not include (x) Indebtedness or Preferred Stock of a Subsidiary that is not a Guarantor that refinances Indebtedness or Preferred Stock of Houghton or (y) Indebtedness or Preferred Stock of Houghton or a Restricted Subsidiary that refinances Indebtedness or Preferred Stock of an Unrestricted Subsidiary, (D) shall not be in a principal amount in excess of the principal amount of, premium, if any, accrued interest on, and related fees and expenses of, the Indebtedness being refunded or refinanced and (E) shall not have a stated maturity date prior to the Stated Maturity of the Indebtedness being refunded or refinanced; and provided, further, that subclauses (A), (B) and (E) of this clause (13) will not apply to any refunding or refinancing of, in the case of the Senior Subordinated Notes, any Senior Debt (including Houghton's 7.20% Notes due 2011) and, in the case of the Senior Notes, Houghton's 7.20% Notes due 2011;

  (14)
  Indebtedness or Preferred Stock of Persons that are acquired by Houghton or any Restricted Subsidiary or merged into Houghton or a Restricted Subsidiary in accordance with the terms of the applicable Indenture; provided that such Indebtedness or Preferred Stock is not incurred in connection with or in contemplation of such acquisition or merger; and provided, further, that after giving effect to such acquisition or merger, Houghton or such Restricted Subsidiary would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of this covenant;

  (15)
  Indebtedness arising from the honoring by a bank or financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within five business days of its incurrence;

  (16)
  Indebtedness of Houghton or any Restricted Subsidiary of Houghton supported by a letter of credit issued pursuant to the Credit Agreement in a principal amount not in excess of the stated amount of such letter of credit; and

  (17)
  Indebtedness incurred by a Securitization Subsidiary in a Qualified Securitization Financing that is not recourse to Houghton or any Restricted Subsidiary of Houghton other than a Securitization Subsidiary (except for Standard Securitization Undertakings).

        For purposes of determining compliance with this "—Incurrence of Indebtedness and Issuance of Preferred Stock" covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (17) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Houghton is permitted to classify and later reclassify such item of Indebtedness in any manner that complies with this covenant, and such item of Indebtedness will be treated as having been incurred pursuant to only one of such categories. Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness will not be deemed to be an incurrence of Indebtedness for purposes of this covenant. Indebtedness under the Credit Agreement outstanding on the date on which Notes are first issued and authenticated under the applicable Indenture is deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt.

  Limitation on Layering

        The Indenture governing the Senior Subordinated Notes provides that Houghton will not, and will not permit any Restricted Subsidiary that is a Guarantor to, directly or indirectly, incur any Indebtedness that is or purports to be by its terms (or by the terms of any agreement governing such Indebtedness) contractually subordinated or junior in right of payment to any Senior Debt (including Acquired Debt) of Houghton or such Restricted Subsidiary, as the case may be, unless such Indebtedness is either

  (1)
  pari passu in right of payment with the Senior Subordinated Notes; or

  (2)
  subordinate in right of payment to the Senior Subordinated Notes.

  Liens

        Houghton will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien (other than Permitted Liens) that secures obligations under any Indebtedness ranking pari passu with or subordinated to the applicable Notes or a related Guarantee of Houghton on any asset or property of Houghton or any Restricted Subsidiary, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless:

  (1)
  in the case of Liens securing Indebtedness subordinated to the applicable Notes, the applicable Notes and any related Guarantees are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; or

  (2)
  in all other cases, the Notes are equally and ratably secured,

        except that the foregoing shall not apply to:

  (i)
  Liens existing on the Issue Date to the extent and in the manner such Liens are in effect on the Issue Date;

  (ii)
  in the case of the Senior Notes, (A) Liens securing the Senior Notes and any related Guarantees, (B) Liens securing Indebtedness not to exceed the greater of (x) Indebtedness permitted to be incurred pursuant to clause (1) of the definition of "Permitted Debt" and (y) an amount equal to 2.75 times EBITDA for the most recently ended four fiscal quarters for which internal financial statements are available and (C) Liens securing Indebtedness under clause (9) of the definition of "Permitted Debt";

  (iii)
  in the case of the Senior Subordinated Notes, Liens securing the Senior Subordinated Notes and the related Guarantees, Liens securing Senior Debt and the related guarantees of such Senior Debt; and

  (iv)
  Permitted Liens.

  Dividend and Other Payment Restrictions Affecting Subsidiaries

        Houghton will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any such Restricted Subsidiary to:

  (1)
  pay dividends or make any other distributions on its Capital Stock to Houghton or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to Houghton or any of its Restricted Subsidiaries;

  (2)
  make loans or advances to Houghton or any of its Restricted Subsidiaries; or

  (3)
  sell, lease or transfer any of its properties or assets to Houghton or any of its Restricted Subsidiaries.

        However, the preceding restrictions do not apply to encumbrances or restrictions existing under or by reason of:

  (1)
  contractual encumbrances or restrictions in effect on the Issue Date, including, without limitation, pursuant to Existing Indebtedness or the Credit Agreement and their related documentation;

  (2)
  the Indentures and the Notes;

  (3)
  purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature discussed in clause (3) above in the first paragraph of this covenant on the property so acquired;

  (4)
  applicable law or any applicable rule, regulation or order;

  (5)
  any agreement or other instrument of a Person acquired by Houghton or any Restricted Subsidiary in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

  (6)
  contracts for the sale of assets, including, without limitation, customary restrictions with respect to a Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

  (7)
  secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under the captions "—Incurrence of Indebtedness and Issuance of Preferred Stock" and "—Liens" that limits the right of the debtor to dispose of the assets securing such Indebtedness;

  (8)
  restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

  (9)
  other Indebtedness of Restricted Subsidiaries permitted to be incurred pursuant to an agreement entered into subsequent to the Issue Date in accordance with the covenant described under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock"; provided, however, that the Board of Directors of Houghton determines in good faith at the time such dividend and other payment restrictions are created that such dividend and other payment restrictions do not materially adversely affect Houghton's ability to pay principal of, and interest on, the Notes;

  (10)
  customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business;

  (11)
  customary provisions contained in leases and other agreements entered into in the ordinary course of business;

  (12)
  any encumbrances or restrictions of the type referred to in clauses (1), (2) and (3) of the first paragraph above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (11) above, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of Houghton's Board of Directors, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; or

  (13)
  any encumbrance or restriction of a Securitization Subsidiary effected in connection with a Qualified Securitization Financing; provided, however, that such restrictions apply only to such Securitization Subsidiary.

  Merger, Consolidation or Sale of Assets

        Houghton may not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not Houghton is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Houghton and its Subsidiaries taken as a whole, in one or more related transactions, to another Person; unless:

  (1)
  either: (a) Houghton is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than Houghton) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States, the District of Columbia or any territory thereof;

  (2)
  the Person formed by or surviving any such consolidation or merger (if other than Houghton) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of Houghton under the Notes, the applicable Indenture and the applicable registration rights agreement pursuant to agreements reasonably satisfactory to the Trustee;

  (3)
  immediately after such transaction no Default or Event of Default exists; and

  (4)
  Houghton or the Person formed by or surviving any such consolidation or merger (if other than Houghton), or to which such sale, assignment, transfer, conveyance or other disposition has been made, will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock."

        This "Merger, Consolidation or Sale of Assets" covenant does not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among Houghton and its Restricted Subsidiaries. Notwithstanding the foregoing clauses (3) and (4), (a) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to Houghton or to another Restricted Subsidiary and (b) Houghton may merge with an Affiliate incorporated solely for the purpose of reincorporating Houghton in another state of the United States so long as the amount of Indebtedness of Houghton and its Restricted Subsidiaries is not increased thereby.

  Transactions with Affiliates

        Houghton will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an "Affiliate Transaction") involving aggregate consideration in excess of $3.0 million, unless:

  (1)
  the Affiliate Transaction is on terms that are no less favorable to Houghton or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Houghton or such Restricted Subsidiary with an unrelated Person; and

  (2)
  Houghton delivers to the Trustee:

  (a)
  with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

  (b)
  with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $25.0 million, an opinion as to the fairness to the holders of such Affiliate Transaction from a financial point of view issued by an Independent Financial Advisor.

        The following items are not deemed to be Affiliate Transactions and, therefore, are not subject to the provisions of the prior paragraph:

  (1)
  transactions between or among Houghton and/or any Restricted Subsidiary or any entity that becomes a Restricted Subsidiary as a result of such transaction;

  (2)
  Restricted Payments and Permitted Investments (other than pursuant to clause (10) thereof) permitted by the applicable Indenture;

  (3)
  the payment to the Sponsors and any of their Affiliates of annual management, consulting, monitoring and advisory fees pursuant to the Management Agreement in an aggregate amount not to exceed $5.0 million per year and related reasonable expenses and other obligations;

  (4)
  the payment of reasonable and customary fees paid to, and indemnities provided on behalf of, officers, directors, employees or consultants of Houghton, any of its direct or indirect parent corporations or any Restricted Subsidiary;

  (5)
  the payments by Houghton or any Restricted Subsidiary to the Sponsors and any of their Affiliates made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures, which payments are approved by a majority of the members of the Board of Directors of Houghton in good faith;

  (6)
  transactions in which Houghton or any Restricted Subsidiary delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to Houghton or such Restricted Subsidiary from a financial point of view;

  (7)
  payments or loans (or cancellations of loans) to employees or consultants of Houghton or any of its direct or indirect parent corporations or any Restricted Subsidiary which are approved by a majority of the Board of Directors of Houghton in good faith and which are otherwise permitted under the applicable Indenture;

  (8)
  payments made or performance under any agreement as in effect on the Issue Date (other than the Management Agreement and Stockholders Agreement, but including, without limitation, each of the other agreements entered into in connection with the Transactions) or any amendment thereto (so long as any such amendment is not less advantageous to the holders of the Notes in any material respect than the original agreement as in effect on the Issue Date);

  (9)
  the existence of, or the performance by Houghton or any of its Restricted Subsidiaries of its obligations under the terms of, the Stockholders Agreement (including any registration rights agreement or purchase agreements related thereto to which it is a party as of the Issue Date and any similar agreement that it may enter into thereafter); provided, however, that the existence of, or the performance by Houghton or any of its Restricted Subsidiaries of its obligations under, any future amendment to the Stockholders Agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (9) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to holders of the Notes in any material respect;

  (10)
  the Transactions and the payment of all fees and expenses related to the Transactions and the prepayment of $5.0 million in management fees for the fiscal year ended December 31, 2003;

  (11)
  transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the applicable Indenture that are fair to Holdco or the Restricted Subsidiaries, in the reasonable determination of the members of the Board of Directors of Houghton or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

  (12)
  if otherwise permitted hereunder, the issuance of Equity Interests (other than Disqualified Stock) of Holdco to any Permitted Holder or of Houghton to Holdco or to any Permitted Holder; and

  (13)
  any transaction effected as part of a Qualified Securitization Financing.

  Business Activities

        Houghton will not, and will not permit any Restricted Subsidiary (other than a Securitization Subsidiary) to, engage in any business other than Permitted Businesses, except to such extent as would not be material to Houghton and its Subsidiaries taken as a whole.

  Payments for Consent

        Houghton will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the applicable Indenture or the Notes unless such consideration is offered to be paid and is paid to all holders of the applicable Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

  Limitation on Guarantees by Certain Subsidiaries

        At any time (i) after the HM Release Date, upon the occurrence of the guarantee of any Indebtedness of Houghton by any Restricted Subsidiary acquired or formed after the Issue Date and organized under the laws of the United States or any state thereof or (ii) with respect to any Restricted Subsidiary in existence on the Issue Date and organized under the laws of the United States or any state thereof, promptly following the HM Release Date, Houghton will cause such Restricted Subsidiary (other than a Securitization Subsidiary) to execute a guarantee, satisfactory in form and substance to the Trustee (and with such documentation relating thereto as the Trustee shall require, including, without limitation, the execution of a supplemental Guarantee and opinions of counsel as to the enforceability of such guarantee), pursuant to which such Restricted Subsidiary will become a Guarantor; provided, however, that

  (1)
  in the case of the Senior Subordinated Notes, if any such assumption, guarantee or other liability of such Restricted Subsidiary is provided in respect of Senior Debt, the guarantee or other instrument provided by such Restricted Subsidiary in respect of such Senior Debt may be senior to the Guarantee pursuant to subordination provisions no less favorable to the holders of the Notes than those contained in the applicable Indenture; and

  (2)
  if such assumption, guarantee or other liability of such Restricted Subsidiary is provided in respect of Indebtedness that is expressly subordinated to the Notes, the guarantee or other instrument provided by such Restricted Subsidiary in respect of such subordinated Indebtedness shall be subordinated to the Guarantee pursuant to subordination provisions no less favorable to the holders of the Notes than those contained in the Indenture relating to the Senior Subordinated Notes.

        Notwithstanding the foregoing and the other provisions of each Indenture, any Guarantee by a Restricted Subsidiary shall provide by its terms that it shall be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer to any Person not an Affiliate of Houghton of all of Houghton's or any Subsidiary's assets or Capital Stock in, or all or substantially all the assets of, Houghton or such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the applicable Indenture), (ii) the merger of the Guarantor with or into, or the consolidation or amalgamation of the Guarantor with another Person (which transaction is not prohibited by the applicable Indenture), (iii) in the case of any Guarantor acquired or formed after the Issue Date, the release or discharge of (A) the guarantee of the Credit Agreement, except a discharge or release by or as a result of payment under such guarantee or (B) the Indebtedness that resulted in the creation of such Guarantee, as the case may be or (iv) the designation of such Subsidiary as an Unrestricted Subsidiary in accordance with the terms of the applicable Indenture.

Reports

        Whether or not required by the SEC, so long as any Notes are outstanding, Houghton will furnish to the holders of Notes, within the time periods specified in the SEC's rules and regulations:

  (1)
  all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if Houghton were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report on the annual financial statements by Houghton's certified independent accountants; and

  (2)
  all current reports that would be required to be filed with the SEC on Form 8-K if Houghton were required to file such reports.

        In addition, whether or not required by the SEC, Houghton will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the SEC's rules and regulations (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, Houghton has agreed that, for so long as any Notes remain outstanding, it will furnish to the holders of the Notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

        In addition, if at any time Holdco becomes a Guarantor (there being no obligation of Holdco to do so), holds no material assets other than cash, Cash Equivalents and the Capital Stock of Houghton (and performs the related incidental activities associated with such ownership) and complies with the requirements of Rule 3-10 of Regulation S-X promulgated by the SEC (or any successor provision), the reports, information and other documents required to be filed and furnished to holders of the Notes pursuant to this covenant may, at the option of Houghton, be filed by and be those of Holdco rather than Houghton.

        Notwithstanding the foregoing, such requirements shall be deemed satisfied prior to the commencement of the exchange offers (as discussed under "—Registration Rights; Exchange Offers") or the effectiveness of the Shelf Registration Statement (as discussed under "—Registration Rights; Exchange Offers") by the filing with the SEC of the Exchange Offer Registration Statement (as defined under "—Registration Rights; Exchange Offers") and/or Shelf Registration Statement, and any amendments thereto, with such financial information that satisfies Regulation S-X of the Securities Act.

Events of Default and Remedies

        Under each Indenture, an Event of Default is defined as any of the following:

  (1)
  Houghton defaults in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the applicable Notes, and, in the case of the Senior Subordinated Notes, whether or not prohibited by the subordination provisions of the applicable Indenture;

  (2)
  Houghton defaults in the payment when due of interest or Liquidated Damages, if any, on or with respect to the applicable Notes and such default continues for a period of 30 days, and, in the case of the Senior Subordinated Notes, whether or not prohibited by the subordination provisions of the applicable Indenture;

  (3)
  Houghton defaults in the performance of, or breaches any covenant, warranty or other agreement contained in, the applicable Indenture (other than a default in the performance or breach of a covenant, warranty or agreement which is specifically dealt with in clauses (1) or (2) above) and such default or breach continues for a period of 60 days after the notice specified below;

  (4)
  default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by Houghton or any Restricted Subsidiary or the payment of which is guaranteed by Houghton or any Restricted Subsidiary (other than Indebtedness owed to Houghton or a Restricted Subsidiary), whether such Indebtedness or guarantee now exists or is created after the Issue Date, if (A) such default either (1) results from the failure to pay any such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or (2) relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity and (B) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $20.0 million or more at any one time outstanding;

  (5)
  certain events of bankruptcy affecting Houghton or any Significant Subsidiary; or

  (6)
  the failure by Houghton or any Significant Subsidiary to pay final judgments (other than any judgments covered by insurance policies issued by reputable and creditworthy insurance companies) aggregating in excess of $20.0 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed.

        If an Event of Default (other than an Event of Default specified in clause (5) above with respect to Houghton) occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of outstanding Notes under the applicable Indenture may declare the principal of and accrued interest on such Notes to be due and payable by notice in writing to Houghton and the Trustee specifying the respective Event of Default and that it is a "notice of acceleration" (the "Acceleration Notice"), and the same:

  (1)
  shall become immediately due and payable; or

  (2)
  in the case of the Senior Subordinated Notes, if there are any amounts outstanding under the Credit Agreement, shall become immediately due and payable upon the first to occur of an acceleration under the Credit Agreement and five business days after receipt by Houghton and the Representative under the Credit Agreement of such Acceleration Notice but only if such Event of Default is then continuing.

        If an Event of Default specified in clause (5) above with respect to Houghton occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of each Trustee or any holder of the Notes.

        Each Indenture provides that, at any time after a declaration of acceleration with respect to the Notes as described in the two preceding paragraphs, the holders of a majority in principal amount of the applicable Notes may rescind and cancel such declaration and its consequences:

  (1)
  if the rescission would not conflict with any judgment or decree;

  (2)
  if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration;

  (3)
  to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;

  (4)
  if Houghton has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances; and

  (5)
  in the event of the cure or waiver of an Event of Default of the type described in clause (5) of the description above of Events of Default, the Trustee shall have received an Officers' Certificate and an opinion of counsel that such Event of Default has been cured or waived.

        No such rescission shall affect any subsequent Default or impair any right consequent thereto.

        The holders of a majority in principal amount of the Senior Notes or the Senior Subordinated Notes, as the case may be, issued and then outstanding under the applicable Indenture may waive any existing Default or Event of Default under such Indenture, and its consequences, except a default in the payment of the principal of or interest on such Notes.

        In the event of any Event of Default specified in clause (4) of the first paragraph above, such Event of Default and all consequences thereof (excluding, however, any resulting payment default) will be annulled, waived and rescinded, automatically and without any action by the Trustee or the holders of the Notes, if within 20 days after such Event of Default arose Houghton delivers an Officers' Certificate to the Trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has been cured, it being understood that in no event shall an acceleration of the principal amount of the Notes as described above be annulled, waived or rescinded upon the happening of any such events.

        Holders of the Notes may not enforce the applicable Indenture or the Notes except as provided in such Indenture and under the Trust Indenture Act of 1939, as amended. Subject to the provisions of each Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indentures at the request, order or direction of any of the holders of the Notes, unless such holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the applicable Indenture and applicable law, the holders of a majority in aggregate principal amount of the then outstanding Notes issued under such Indenture have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

        Houghton is required to deliver to the Trustee annually a statement regarding compliance with each Indenture. Upon becoming aware of any Default or Event of Default, Houghton is required to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

        No director, officer, employee, incorporator or stockholder of Houghton or any direct or indirect parent corporation, as such, will have any liability for any obligations of Houghton under the Notes, either Indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

        Houghton may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes issued under the applicable Indenture ("Legal Defeasance") except for:

  (1)
  the rights of holders of outstanding Notes issued thereunder to receive payments in respect of the principal of, or interest or premium and Liquidated Damages, if any, on such Notes when such payments are due from the trust referred to below;

  (2)
  Houghton's obligations with respect to the Notes issued thereunder concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

  (3)
  the rights, powers, trusts, duties and immunities of the Trustee, and Houghton's obligations in connection therewith; and

  (4)
  the Legal Defeasance provisions of the applicable Indenture.

        In addition, Houghton may, at its option and at any time, elect to have the obligations of Houghton released with respect to certain covenants that are described in the applicable Indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the Notes issued thereunder. In the event Covenant Defeasance occurs, certain events (not including nonpayment, bankruptcy, receivership, rehabilitation and insolvency events of Houghton but not its Restricted Subsidiaries) described under "—Events of Default and Remedies" will no longer constitute an Event of Default with respect to the Notes issued thereunder.

        In order to exercise either Legal Defeasance or Covenant Defeasance under either Indenture:

  (1)
  Houghton must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the applicable Notes issued thereunder, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and Liquidated Damages, if any, on the outstanding Notes issued thereunder on the stated maturity or on the applicable redemption date, as the case may be, and Houghton must specify whether the Notes are being defeased to maturity or to a particular redemption date;

  (2)
  in the case of Legal Defeasance, Houghton has delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that (a) Houghton has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the applicable Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the respective outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

  (3)
  in the case of Covenant Defeasance, Houghton has delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that the holders of the respective outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

  (4)
  no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default resulting from the borrowing of funds or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

  (5)
  such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the applicable Indenture) to which Houghton or any of its Restricted Subsidiaries is a party or by which Houghton or any of its Restricted Subsidiaries is bound;

  (6)
  Houghton must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by Houghton with the intent of preferring the holders of Notes over the other creditors of Houghton with the intent of defeating, hindering, delaying or defrauding creditors of Houghton or others; and

  (7)
  Houghton must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

        Except as provided in the next three succeeding paragraphs, each Indenture or the Notes issued thereunder may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the applicable Notes then outstanding issued thereunder (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the applicable Indenture or the Notes issued thereunder may be waived with the consent of the holders of a majority in principal amount of the then outstanding Notes issued thereunder (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

        Without the consent of each holder affected, an amendment or waiver of either Indenture may not (with respect to any Notes held by a non-consenting holder):

  (1)
  reduce the principal amount of Notes issued thereunder whose holders must consent to an amendment, supplement or waiver;

  (2)
  reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes issued thereunder (other than provisions relating to the covenants described above under the caption "—Repurchase at the Option of Holders");

  (3)
  reduce the rate of or change the time for payment of interest on any Note issued thereunder;

  (4)
  waive a Default or Event of Default in the payment of principal of, or interest or premium, or Liquidated Damages, if any, on the Notes issued thereunder (except a rescission of acceleration of the Notes issued thereunder by the holders of at least a majority in aggregate principal amount of the Notes issued thereunder and a waiver of the payment default that resulted from such acceleration);

  (5)
  make any Note payable in money other than that stated in the Notes;

  (6)
  make any change in the provisions of the applicable Indenture relating to waivers of past Defaults or the rights of holders of Notes to receive payments of principal of, or interest or premium or Liquidated Damages, if any, on the Notes issued thereunder;

  (7)
  waive a redemption payment with respect to any Note issued thereunder (other than a payment required by one of the covenants described above under the caption "—Repurchase at the Option of Holders"); or

  (8)
  make any change in the preceding amendment and waiver provisions.

        Notwithstanding the preceding, without the consent of any holder of Notes, Houghton and the Trustee may amend or supplement either Indenture or the Notes issued thereunder:

  (1)
  to cure any ambiguity, defect or inconsistency;

  (2)
  to provide for uncertificated Notes in addition to or in place of certificated Notes;

  (3)
  to provide for the assumption of Houghton's obligations to holders of Notes in the case of a merger or consolidation or sale of all or substantially all of Houghton's assets;

  (4)
  to make any change that would provide any additional rights or benefits to the holders of Notes or that does not adversely affect the legal rights under the applicable Indenture of any such holder;

  (5)
  to comply with requirements of the SEC in order to effect or maintain the qualification of the applicable Indenture under the Trust Indenture Act; or

  (6)
  to add a Guarantee of the Notes, including, without limitation, by Holdco.

Satisfaction and Discharge

        Each Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

  (1)
  either:

  (a)
  all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to Houghton, have been delivered to the Trustee for cancellation; or

  (b)
  all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable by reason of the mailing of a notice of redemption or otherwise within one year and Houghton has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium and Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

  (2)
  no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Houghton is a party or by which Houghton is bound;

  (3)
  Houghton has paid or caused to be paid all sums payable by it under the applicable Indenture; and

  (4)
  Houghton has delivered irrevocable instructions to the Trustee under the applicable Indenture to apply the deposited money toward the payment of the Notes issued thereunder at maturity or the redemption date, as the case may be.

        In addition, Houghton must deliver an Officers' Certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

        If the Trustee becomes a creditor of Houghton, each Indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

        The holders of a majority in principal amount of the then outstanding Notes issued under the applicable Indenture will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. Each Indenture provides that in case an Event of Default occurs and is continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under either Indenture at the request of any holder of Notes, unless such holder has offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Certain Definitions

        Set forth below are certain defined terms used in the Indentures. Reference is made to the Indentures for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

        "Acquired Debt" means, with respect to any specified Person:

  (1)
  Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

  (2)
  Indebtedness secured by an existing Lien encumbering any asset acquired by such specified Person.

        "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

        "Applicable Premium" means, with respect to any Note on any applicable redemption date, the greater of:

  (1)
  1.0% of the then outstanding principal amount of the Note; and

  (2)
  the excess of:

  (a)
  the present value at such redemption date of (i) the redemption price of the Senior Note at February 1, 2007 or the Senior Subordinated Note at February 1, 2008, as applicable (such redemption price being set forth in the table appearing above under the caption "—Optional Redemption") plus (ii) all required interest payments due on the Senior Note through February 1, 2007 or the Senior Subordinated Note through February 1, 2008, as applicable (excluding accrued but unpaid interest), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

  (b)
  the then outstanding principal amount of the Note.

        "Asset Sale" means (i) the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a sale and leaseback) of Houghton or any Restricted Subsidiary (each referred to in this definition as a "disposition") or (ii) the issuance or sale of Equity Interests of any Restricted Subsidiary (whether in a single transaction or a series of related transactions), in each case, other than:

  (1)
  a disposition of Cash Equivalents or obsolete or worn out property or equipment in the ordinary course of business or inventory (or other assets) held for sale in the ordinary course of business;

  (2)
  the disposition of all or substantially all of the assets of Houghton in a manner permitted pursuant to the covenant contained under the caption "Certain Covenants—Merger, Consolidation or Sale of Assets" or any disposition that constitutes a Change of Control pursuant to the applicable Indenture;

  (3)
  the making of any Restricted Payment or Permitted Investment that is permitted to be made, and is made, pursuant to the covenant contained under the caption "Certain Covenants—Restricted Payments";

  (4)
  any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of transactions with an aggregate fair market value of less than $3.0 million;

  (5)
  any disposition of property or assets or issuance of securities by a Restricted Subsidiary to Houghton or by Houghton or a Restricted Subsidiary to another Restricted Subsidiary;

  (6)
  the lease, assignment or sublease of any real or personal property in the ordinary course of business;

  (7)
  any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary (with the exception of Investments in Unrestricted Subsidiaries acquired pursuant to clause (10) of the definition of "Permitted Investments");

  (8)
  foreclosures on assets;

  (9)
  sales of Securitization Assets and related assets of the type specified in the definition of "Securitization Financing" to a Securitization Subsidiary in connection with any Qualified Securitization Financing; and

  (10)
  a transfer of Securitization Assets and related assets of the type specified in the definition of "Securitization Financing" (or a fractional undivided interest therein) by a Securitization Subsidiary in a Qualified Securitization Financing.

        "Beneficial Owner" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person" (as that term is used in Section 13(d)(3) of the Exchange Act), such "person" will be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms "Beneficially Owns" and "Beneficially Owned" have a corresponding meaning.

        "Board of Directors" means:

  (1)
  with respect to a corporation, the board of directors of the corporation;

  (2)
  with respect to a partnership, the Board of Directors of the general partner of the partnership; and

  (3)
  with respect to any other Person, the board or committee of such Person serving a similar function.

        "Capital Stock" means:

  (1)
  in the case of a corporation, corporate stock;

  (2)
  in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

  (3)
  in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

  (4)
  any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

        "Capitalized Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

        "Cash Equivalents" means:

  (1)
  U.S. dollars, pounds sterling, Euros, or, in the case of any Foreign Subsidiary, such local currencies held by it from time to time in the ordinary course of business;

  (2)
  securities issued or directly and fully and unconditionally guaranteed or insured by the government or any agency or instrumentality of the United States or any member nation of the European Union having maturities of not more than 12 months from the date of acquisition;

  (3)
  certificates of deposit, time deposits and eurodollar time deposits with maturities of 12 months or less from the date of acquisition, bankers' acceptances with maturities not exceeding 12 months and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any commercial bank having capital and surplus in excess of $500,000,000;

  (4)
  repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

  (5)
  commercial paper maturing within 12 months after the date of acquisition and having a rating of at least A-1 from Moody's or P-1 from S&P;

  (6)
  investment funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition; and

  (7)
  readily marketable direct obligations issued by any state of the United States or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody's or S&P with maturities of 12 months or less from the date of acquisition.

        "Change of Control" means the occurrence of any of the following:

  (1)
  the sale, lease, transfer or other conveyance, in one or a series of related transactions, of all or substantially all of the assets of Houghton and its Subsidiaries, taken as a whole, to any Person other than a Permitted Holder;

  (2)
  Houghton becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), of 50% or more of the total voting power of the Voting Stock of Houghton or any of its direct or indirect parent corporations; or

  (3)
  (A) prior to the first public offering of common stock of either Holdco or Houghton, the first day on which the Board of Directors of Holdco shall cease to consist of a majority of directors who (i) were members of the Board of Directors of Holdco on the Issue Date or (ii) were either (x) nominated for election by the Board of Directors of Holdco, a majority of whom were directors on the Issue Date or whose election or nomination for election was previously approved by a majority of such directors, or (y) designated or appointed by a Permitted Holder (each of the directors selected pursuant to clauses (A)(i) and (A)(ii), "Continuing Directors") and (B) after the first public offering of common stock of either Holdco or Houghton, (i) if such public offering is of Holdco common stock, the first day on which a majority of the members of the Board of Directors of Holdco are not Continuing Directors or (ii) if such public offering is of Houghton's common stock, the first day on which a majority of the members of the Board of Directors of Houghton are not Continuing Directors.

        "Code" means the United States Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated and rulings issued thereunder. Section references to the Code are to the Code, as in effect on the Issue Date, and any subsequent provisions of the Code, amendatory thereof, supplemental thereto or substituted therefor.

        "SEC" means the Securities and Exchange Commission.

        "Consolidated Depreciation and Amortization Expense" means with respect to any Person for any period, the total amount of depreciation and amortization expense, including the amortization of pre-publication expenditures, deferred financing fees and other non-cash charges (excluding any non-cash item that represents an accrual or reserve for a cash expenditure for a future period), of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

        "Consolidated Interest Expense" means, with respect to any Person for any period, the sum, without duplication, of: (a) consolidated interest expense of such Person and its Restricted Subsidiaries for such period (including amortization of original issue discount, non-cash interest payments, the interest component of Capitalized Lease Obligations, net payments (if any) pursuant to Hedging Obligations, but excluding amortization of deferred financing fees relating to the Specified Financings) and (b) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; provided, however, that Securitization Fees shall not be deemed to constitute Consolidated Interest Expense.

        "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided, however, that

  (1)
  any net after-tax extraordinary, unusual or nonrecurring gains or losses (including, without limitation, severance, relocation and other one-time restructuring costs) (less all fees and expenses relating thereto) shall be excluded;

  (2)
  the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period;

  (3)
  any net after-tax gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions other than in the ordinary course of business (as determined in good faith by the Board of Directors of Houghton) shall be excluded;

  (4)
  the Net Income for such period of any Person that is not a Subsidiary, or that is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be excluded; provided that, to the extent not already included, Consolidated Net Income of Houghton shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period;

  (5)
  the Net Income for such period of any Restricted Subsidiary (other than a Guarantor) shall be excluded if the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or in similar distributions has been legally waived; provided that Consolidated Net Income of such Person shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to such Person or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein;

  (6)
  any noncash goodwill impairment charges resulting from the application of Statement of Financial Accounting Standards No. 142 shall be excluded; and

  (7)
  noncash compensation charges, including any such charges arising from stock options, restricted stock grants or other equity-incentive programs.

        Notwithstanding the foregoing, for the purpose of the covenant contained under the caption "Certain Covenants—Restricted Payments" only (other than clause (3)(d) of the first paragraph thereof), there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition of Restricted Investments made by Houghton and the Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments by Houghton and the Restricted Subsidiaries, any repayments of loans and advances which constitute Restricted Investments by Houghton and any Restricted Subsidiary, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under clause (3)(d) of the first paragraph of the covenant contained under the caption "Certain Covenants—Restricted Payments."

        "Consolidated Tangible Assets" means, with respect to any Person, the consolidated total assets of such Person and its Restricted Subsidiaries determined in accordance with GAAP, less all goodwill, trade names, trademarks, patents, organization expense, unamortized debt discount and expense and other similar intangibles properly classified as intangibles in accordance with GAAP.

        "Contingent Obligations" means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness ("primary obligations") of any other Person (the "primary obligor") in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent, (i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (A) for the purchase or payment of any such primary obligation or (B) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or (iii) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

        "Credit Agreement" means that certain Credit and Guaranty Agreement, dated as of December 30, 2002, by and among Versailles Acquisition Corporation, a Delaware corporation ("Versailles Acquisition"), Holdco, CIBC World Markets Corp. ("CIBC Corp.") and Goldman Sachs Credit Partners L.P. ("GSCP"), as Joint Lead Arrangers and Joint Bookrunners, GSCP and Deutsche Bank Securities Inc. ("DB") as Co-Syndication Agents, Canadian Imperial Bank of Commerce ("CIBC"), as Administrative Agent and Collateral Trustee, and Fleet Securities, Inc., as Co-Documentation Agent and the lenders party thereto from time to time, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, supplemented, modified, renewed, refunded, replaced or refinanced from time to time in one or more agreements (in each case with the same or new lenders or institutional investors), including any agreement extending the maturity thereof or otherwise restructuring all or any portion of the Indebtedness thereunder or increasing the amount loaned thereunder or altering the maturity thereof.

        "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

        "Designated Noncash Consideration" means the fair market value of noncash consideration received by Houghton or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Noncash Consideration pursuant to an Officers' Certificate setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of such Designated Noncash Consideration.

        "Designated Senior Debt" means:

  (1)
  any Indebtedness outstanding under the Credit Agreement; and

  (2)
  after payment in full of all Obligations under the Credit Agreement, any other Senior Debt permitted under the applicable Indenture the principal amount of which is $25.0 million or more and that has been designated by Houghton in the instrument evidencing that Senior Debt as "Designated Senior Debt."

        "Discontinued Operations" means the operations of Sunburst Technology Corporation and Educational Resources, Inc. for any period as of or prior to the Issue Date and of Classworks, in each case classified as a discontinued operation in accordance with GAAP.

        "Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is putable or exchangeable), or upon the happening of any event, matures or is mandatorily redeemable (other than as a result of a change of control or asset sale), pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than as a result of a change of control or asset sale), in whole or in part, in each case prior to the date 91 days after the earlier of the Final Maturity Date of the Notes or the date the Notes are no longer outstanding; provided, however, that if such Capital Stock is issued to any plan for the benefit of employees of Holdco or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by Holdco or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

        "Domestic Subsidiary" means any Subsidiary of Houghton that was formed under the laws of the United States, any state of the United States, the District of Columbia or any territory of the United States.

        "EBITDA" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication,

  (1)
  provision for taxes based on income or profits of such Person for such period deducted in computing Consolidated Net Income, plus

  (2)
  Consolidated Interest Expense of such Person for such period to the extent the same was deducted in calculating such Consolidated Net Income, plus

  (3)
  Consolidated Depreciation and Amortization Expense of such Person for such period to the extent such depreciation and amortization were deducted in computing Consolidated Net Income, plus

  (4)
  any reasonable expenses or charges related to any Equity Offering, Permitted Investment, acquisition, recapitalization or Indebtedness permitted to be incurred under the applicable Indenture or to the Transactions and, in each case, deducted in such period in computing Consolidated Net Income, plus

  (5)
  the amount of any one-time restructuring charges (which, for the avoidance of doubt, shall include retention, severance, systems establishment cost or excess pension charges) deducted in such period in computing Consolidated Net Income relating to the Specified Financings and the Transactions, plus

  (6)
  without duplication, any other noncash charges (including any impairment charges, write-offs of pre-publication costs (formerly described as bookplates) and the impact of purchase accounting, including, but not limited to, the amortization of inventory step-up) reducing Consolidated Net Income for such period (excluding any such charge that represents an accrual or reserve for a cash expenditure for a future period), plus

  (7)
  the Historical Adjustments, plus

  (8)
  Securitization Fees to the extent deducted in calculating Consolidated Net Income for such period, less, without duplication

  (9)
  noncash items increasing Consolidated Net Income of such Person for such period (excluding any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges or asset valuation adjustments made in any prior period).

        "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

        "Equity Offering" means any public or private sale of common stock or Preferred Stock of Houghton or any or its direct or indirect parent corporations (excluding Disqualified Stock), other than (i) public offerings with respect to common stock of Houghton or of any direct or indirect parent corporation of Houghton registered on Form S-8 and (ii) any such public or private sale that constitutes an Excluded Contribution.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

        "Excluded Contribution" means net cash proceeds, marketable securities or Qualified Proceeds, in each case received by Houghton and its Restricted Subsidiaries from:

  (1)
  contributions to its common equity capital; and

  (2)
  the sale (other than to a Subsidiary or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of Houghton or any Subsidiary) of Capital Stock (other than Disqualified Stock), in each case designated as Excluded Contributions pursuant to an Officers' Certificate on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in clause (3) of the first paragraph of the covenant contained under the caption "Certain Covenants—Restricted Payments."

        "Existing Indebtedness" means Indebtedness of Houghton and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the Indentures.

        "Fixed Charge Coverage Ratio" means, with respect to any Person for any period consisting of such Person and its Restricted Subsidiaries' most recently ended four fiscal quarters for which internal financial statements are available, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that Houghton or any Restricted Subsidiary incurs, assumes, guarantees or redeems any Indebtedness or issues or repays Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee or repayment of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period. For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations or the Discontinued Operations (as determined in accordance with GAAP) that have been made by Holdco or any Restricted Subsidiary during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations or Discontinued Operations (and the change in any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into Houghton or any Restricted Subsidiary since the beginning of such period) shall have made any Investment, acquisition, disposition, merger, consolidation or Discontinued Operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or Discontinued Operation had occurred at the beginning of the applicable four-quarter period. For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets or other Investment and the amount of income or earnings relating thereto, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of Houghton and shall comply with the requirements of Rule 11-02 of Regulation S-X promulgated by the SEC, except that such pro forma calculations may include operating expense reductions for such period resulting from the acquisition which is being given pro forma effect that have been realized or for which the steps necessary for realization have been taken or are reasonably expected to be taken within six months following any such acquisition, including, but not limited to, the execution or termination of any contracts, the termination of any personnel or the closing (or approval by the Board of Directors of Houghton of any closing) of any facility, as applicable, provided that, in either case, such adjustments are set forth in an Officers' Certificate signed by Houghton's chief financial officer and another Officer which states (i) the amount of such adjustment or adjustments, (ii) that such adjustment or adjustments are based on the reasonable good faith beliefs of the Officers executing such Officers' Certificate at the time of such execution and (iii) that any related incurrence of Indebtedness is permitted pursuant to the applicable Indenture. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of Houghton to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as Houghton may designate.

        "Fixed Charges" means, with respect to any Person for any period, the sum of, without duplication, (a) Consolidated Interest Expense (excluding all noncash interest expense and amortization/accretion of original issue discount in connection with the Specified Financings (including any original issue discount created by fair value adjustments to Houghton's existing Indebtedness as a result of purchase accounting)) of such Person for such period, (b) all cash dividends paid, accrued and/or scheduled to be paid or accrued during such period (excluding items eliminated in consolidation) on any series of Preferred Stock of such Person and (c) all cash dividends paid, accrued and/or scheduled to be paid or accrued during such period (excluding items eliminated in consolidation) of any series of Disqualified Stock.

        "Foreign Subsidiary" means any Subsidiary of Houghton that is not a Domestic Subsidiary.

        "GAAP" means generally accepted accounting principles in the United States in effect on the date of the Indentures. For purposes of this description of the Notes, the term "consolidated" with respect to any Person means such Person consolidated with its Restricted Subsidiaries and does not include any Unrestricted Subsidiary.

        "Government Securities" means securities that are

  (a)
  direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or

  (b)
  obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

        "guarantee" means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness or other obligations.

        "Guarantee" means any guarantee of the obligations of Houghton under each Indenture and the Notes by a Guarantor in accordance with the provisions of the applicable Indenture. When used as a verb, "Guarantee" shall have a corresponding meaning.

        "Guarantor" means any Person that incurs a Guarantee of the Notes; provided that upon the release and discharge of such Person from its Guarantee in accordance with the applicable Indenture, such Person shall cease to be a Guarantor.

        "Hedging Obligations" means, with respect to any Person, the obligations of such Person under:

  (1)
  currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements; and

  (2)
  other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

        "Historical Adjustments" means, with respect to any Person, without duplication:

  (1)
  the exclusion of any expenses or charges arising from Vivendi's July 7, 2001 acquisition of Houghton reducing historical Consolidated Net Income for any period prior to the Issue Date, including but not limited to retention bonuses, stock option expenses, new chief executive officer hire and relocation costs, pension costs, payments to the Board of Directors of Houghton and consulting and severance costs incurred as part of Vivendi's integration of Houghton;

  (2)
  the exclusion of all historical results from any period prior to the Issue Date directly related to the Classworks, Classwell and Calabash business units;

  (3)
  the exclusion of all historical management fees charged to Houghton by Vivendi for any period prior to the Issue Date;

  (4)
  the exclusion of any expenses or charges incurred by Houghton for costs directly attributable to the Transactions, including, but not limited to retention bonuses and professional fees, expensed for any period prior to the Issue Date;

  (5)
  the inclusion of the EBITDA of Kingfisher Publications plc and Test Systems Inc. for all historical periods prior to the Issue Date to the extent not already included in Consolidated Net Income; and

  (6)
  the exclusion of the results of the Discontinued Operations.

        "HM Release Date" means the date on which all of the Houghton Mifflin Bonds and the 7.20% Notes due 2011 (the "2011 Notes") of Houghton have been redeemed, defeased or repaid or, if earlier, the date as of which the prohibitions under the Houghton Mifflin Bonds and the 2011 Notes and the indenture governing the Houghton Mifflin Bonds and the 2011 Notes with respect to Subsidiaries becoming Guarantors hereunder no longer apply.

        "Holdco" means Versailles U.S. Holding Inc., a Delaware corporation and the direct parent of Houghton.

        "Houghton Mifflin Bonds" means Houghton's 7.125% Notes due 2004 and 7.0% Notes due 2006.

        "Indebtedness" means, with respect to any Person,

  (a)
  any indebtedness (including principal and premium) of such Person, whether or not contingent,

  (i)
  in respect of borrowed money,

  (ii)
  evidenced by bonds, notes, debentures or similar instruments or letters of credit (or, without double counting, reimbursement agreements in respect thereof),

  (iii)
  representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business or

  (iv)
  representing any Hedging Obligations,

  if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP,

  (b)
  Disqualified Stock of such Person,

  (c)
  to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business) and

  (d)
  to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person);

provided, however, that Contingent Obligations incurred in the ordinary course of business and not in respect of borrowed money shall be deemed not to constitute Indebtedness.

        "Independent Financial Advisor" means an accounting, appraisal or investment banking firm or consultant to Persons engaged in a Permitted Business of nationally recognized standing that is, in the good faith judgment of Houghton, qualified to perform the task for which it has been engaged.

        "Investments" means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including guarantees or other obligations), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers, commission, travel and similar advances to officers and employees, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of such Person in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. If Houghton or any Subsidiary of Houghton sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of Houghton such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of Houghton, Houghton will be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "Certain Covenants—Restricted Payments." The acquisition by Houghton or any Subsidiary of Houghton of a Person that holds an Investment in a third Person will be deemed to be an Investment by Houghton or such Subsidiary in such third Person in an amount equal to the fair market value of the Investment held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption "Certain Covenants—Restricted Payments."

        For purposes of the definition of "Unrestricted Subsidiary" and the covenant described above under the caption "Certain Covenants—Restricted Payments," (i) "Investments" shall include the portion (proportionate to Houghton's equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of Houghton at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, Houghton shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary in an amount (if positive) equal to (x) Houghton's "Investment" in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to Houghton's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by Houghton; and (iii) any transfer of Capital Stock that results in an entity which became a Restricted Subsidiary after the Issue Date and not in connection with the Transactions ceasing to be a Restricted Subsidiary shall be deemed to be an Investment in an amount equal to the fair market value (as determined by the Board of Directors of Houghton in good faith as of the date of initial acquisition) of the Capital Stock of such entity owned by Houghton and the Restricted Subsidiaries immediately after such transfer.

        "Issue Date" means January 30, 2003.

        "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

        "Management Agreement" means the Management Agreement by and among Houghton, Holdco and the Sponsors and/or their Affiliates as in effect on the Issue Date.

        "Management Group" means at any time, the Chairman of the Board, President, any Executive Vice President or Vice President, any Managing Director, any Treasurer and any Secretary or any other executive officer of any of Holdco, Houghton or any of its Subsidiaries at such time.

        "Moody's" means Moody's Investors Service, Inc.

        "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends or accretion of any Preferred Stock.

        "Net Proceeds" means the aggregate cash proceeds received by Houghton or any Restricted Subsidiary in respect of any Asset Sale, including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions, any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), repayment of Indebtedness that is secured by the property or assets that are the subject of such Asset Sale and any deduction of appropriate amounts to be provided by Houghton as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by Houghton after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

        "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

        "Officer" means the Chairman of the Board, the Chief Executive Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of Houghton.

        "Officers' Certificate" means a certificate signed on behalf of Houghton by two Officers of Houghton, one of whom is the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of Houghton, that meets the requirements set forth in the applicable Indenture.

        "Permitted Asset Swap" means any transfer of property or assets by Houghton or any of its Restricted Subsidiaries in which at least 90% of the consideration received by the transferor consists of properties or assets (other than cash) that will be used in a Permitted Business; provided that (i) the aggregate fair market value of the property or assets being transferred by Houghton or such Restricted Subsidiary is not greater than the aggregate fair market value of the property or assets received by Houghton or such Restricted Subsidiary in such exchange (provided,  however, that in the event such aggregate fair market value of the property or assets being transferred or received by Houghton is (x) less than $50.0 million, such determination shall be made in good faith by the Board of Directors of Houghton and (y) greater than or equal to $50.0 million, such determination shall be made by an Independent Financial Advisor) and (ii) (A) such transfer relates to properties or assets held by The Riverside Publishing Co., Promissor, Inc. and Classwell Learning Group, Inc. or (B) the aggregate fair market value (as determined in good faith by the Board of Directors of Houghton) of all property or assets transferred by Houghton and any of its Restricted Subsidiaries in any such transfer, together with the aggregate fair market value of property or assets transferred in all prior Permitted Asset Swaps (other than pursuant to clause (ii)(A) above), shall not exceed 10% of Houghton's consolidated net revenues for the prior fiscal year.

        "Permitted Business" means the publishing business and any services, activities or businesses incidental or directly related or similar thereto, any line of business engaged in by Houghton on the Issue Date or any business activity that is a reasonable extension, development or expansion thereof or ancillary thereto.

        "Permitted Debt" is defined under the caption "Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock."

        "Permitted Holders" means the Sponsors and their Affiliates (not including, however, any portfolio companies of any of the Sponsors).

        "Permitted Investments" means

  (1)
  any Investment by Houghton in any Restricted Subsidiary or by a Restricted Subsidiary in another Restricted Subsidiary;

  (2)
  any Investment in cash and Cash Equivalents;

  (3)
  any Investment by Houghton or any Restricted Subsidiary of Houghton in a Person that is engaged in a Permitted Business if as a result of such Investment (A) such Person becomes a Restricted Subsidiary or (B) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Houghton or a Restricted Subsidiary;

  (4)
  any Investment in securities or other assets not constituting cash or Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions described above under the caption "—Repurchase at the Option of Holders—Asset Sales" or any other disposition of assets not constituting an Asset Sale;

  (5)
  any Investment existing on the Issue Date;

  (6)
  advances to employees and any guarantees not in excess of $10.0 million in the aggregate outstanding at any one time;

  (7)
  any Investment acquired by Houghton or any Restricted Subsidiary (A) in exchange for any other Investment or accounts receivable held by Houghton or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (B) as a result of a foreclosure by Houghton or any Restricted Subsidiary with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

  (8)
  Hedging Obligations permitted under clause (9) of the definition of "Permitted Debt";

  (9)
  loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business;

  (10)
  any Investment by Houghton or a Restricted Subsidiary in a Permitted Business having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (10) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash and/or marketable securities), not to exceed $50.0 million (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

  (11)
  Investments the payment for which consists of Equity Interests of Houghton or any of its direct or indirect parent corporations (exclusive of Disqualified Stock);

  (12)
  guarantees (including Guarantees) of Indebtedness permitted under the covenant contained under the caption "Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock" and performance guarantees consistent with past practice;

  (13)
  any transaction to the extent it constitutes an Investment that is permitted and made in accordance with the provisions of the covenant described under the caption "Certain Covenants—Transactions with Affiliates" (except transactions described in clauses (2), (6) and (7) of the second paragraph thereof);

  (14)
  Investments by Houghton or a Restricted Subsidiary made by the exchange of the assets of, or Equity Interests in any Person in an aggregate amount not to exceed $25.0 million for Equity Interests of a joint venture or other third party engaged in a Permitted Business; provided, however, that the fair market value of such consideration and Investment shall be determined by the Board of Directors of Houghton in good faith, as evidenced by a board resolution and certified to the Trustee in an Officers' Certificate, and provided, further that, after giving effect to such Investment, no Default or Event or Default shall have occurred and be continuing;

  (15)
  Investments consisting of licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons; and

  (16)
  any Investment in a Securitization Subsidiary or any Investment by a Securitization Subsidiary in any other Person in connection with a Qualified Securitization Financing, including Investments of funds held in accounts permitted or required by the arrangements governing such Qualified Securitization Financing or any related Indebtedness; provided, however, that any Investment in a Securitization Subsidiary is in the form of a Purchase Money Note, contribution of additional Securitization Assets or an equity interest.

        "Permitted Liens" means the following types of Liens:

  (1)
  deposits of cash or government bonds made in the ordinary course of business to secure surety or appeal bonds to which such Person is a party;

  (2)
  Liens in favor of issuers of performance, surety bid, indemnity, warranty, release, appeal or similar bonds or with respect to other regulatory requirements or letters of credit or bankers' acceptances issued, and completion guarantees provided for, in each case pursuant to the request of and for the account of such Person in the ordinary course of its business or consistent with past practice;

  (3)
  Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, however, that such Liens may not extend to any other property owned by Houghton or any Restricted Subsidiary;

  (4)
  Liens on property at the time Houghton or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into Houghton or any Restricted Subsidiary; provided, however, that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that such Liens may not extend to any other property owned by Houghton or any Restricted Subsidiary;

  (5)
  Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to Houghton or another Restricted Subsidiary permitted to be incurred in accordance with the covenant described under the caption "Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock";

  (6)
  Liens securing Hedging Obligations so long as the related Indebtedness is permitted to be incurred under the applicable Indenture and is secured by a Lien on the same property securing such Hedging Obligation;

  (7)
  Liens on specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

  (8)
  Liens in favor of Houghton or any Restricted Subsidiary;

  (9)
  Liens to secure any Indebtedness that is incurred to refinance any Indebtedness that has been secured by a Lien existing on the Issue Date or referred to in clauses (3), (4), (19)(B) and (20)(B); provided, however, that such Liens (x) are no less favorable to the holders of the applicable Notes and are not more favorable to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness being refinanced; and (y) do not extend to or cover any property or assets of Houghton or any of its Restricted Subsidiaries not securing the Indebtedness so refinanced;

  (10)
  Liens on Securitization Assets and related assets of the type specified in the definition of "Securitization Financing" incurred in connection with any Qualified Securitization Financing;

  (11)
  Liens for taxes, assessments or other governmental charges or levies not yet delinquent, or which are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted or for property taxes on property that Houghton or one of its Subsidiaries has determined to abandon if the sole recourse for such tax, assessment, charge, levy or claim is to such property;

  (12)
  judgment liens in respect of judgments that do not constitute an Event of Default so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

  (13)
  pledges, deposits or security under workmen's compensation, unemployment insurance and other social security laws or regulations, or deposits to secure the performance of tenders, contracts (other than for the payment of Indebtedness) or leases, or deposits to secure public or statutory obligations, or deposits as security for contested taxes or import or customs duties or for the payment of rent, or deposits or other security securing liabilities to insurance carriers under insurance or self-insurance arrangements, in each case incurred in the ordinary course of business or consistent with past practice;

  (14)
  Liens imposed by law, including carriers', warehousemen's, materialmen's, repairmen's and mechanics' Liens, in each case for sums not overdue by more than 30 days or being contested in good faith by appropriate proceedings promptly instituted and diligently conducted;

  (15)
  encumbrances, ground leases, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including, without limitation, minor defects or irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental to the conduct of business or to the ownership of properties that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business;

  (16)
  leases or subleases of real property that do not materially interfere with the ordinary conduct of the business of Houghton or any of its Restricted Subsidiaries;

  (17)
  banker's Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution, provided that (a) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by Houghton in excess of those set forth by regulations promulgated by the Federal Reserve Board or other applicable law and (b) such deposit account is not intended by Houghton or any Restricted Subsidiary to provide collateral to the depositary institution;

  (18)
  Liens arising from Uniform Commercial Code financing statement filings regarding operating leases or consignments entered into by Houghton and its Restricted Subsidiaries in the ordinary course of business;

  (19)
  in the case of the Senior Notes, (A) other Liens securing Indebtedness for borrowed money with respect to property or assets with an aggregate fair market value (valued at the time of creation thereof) of not more than $15.0 million at any time and (B) Liens securing Indebtedness incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, property of such Person; provided, however, that the Lien may not extend to any other property owned by such Person or any of its Restricted Subsidiaries at the time the Lien is incurred, and the Indebtedness (other than any interest thereon) secured by the Lien may not be incurred more than 180 days after the later of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Lien; and

  (20)
  in the case of the Senior Subordinated Notes, (A) other Liens securing Indebtedness for borrowed money with respect to property or assets with an aggregate fair market value (valued at the time of creation thereof) of not more than $5.0 million at any time and (B) Liens securing Indebtedness incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, property of such Person; provided, however, that the

    Lien may not extend to any other property owned by such Person or any of its Restricted Subsidiaries at the time the Lien is incurred, and the Indebtedness (other than any interest thereon) secured by the Lien may not be incurred more than 180 days after the later of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Lien.

        "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

        "Preferred Stock" means any Equity Interest with preferential rights of payment of dividends upon liquidation, dissolution or winding up.

        "Purchase Money Note" means a promissory note of a Securitization Subsidiary evidencing a line of credit, which may be irrevocable, Holdco or any Subsidiary of Holdco to a Securitization Subsidiary in connection with a Qualified Securitization Financing, which note is intended to finance that portion of the purchase price that is not paid in cash or a contribution of equity and which (a) shall be repaid from cash available to the Securitization Subsidiary, other than (i) amounts required to be established as reserves, (ii) amounts paid to investors in respect of interest, (iii) principal and other amounts owing to such investors and (iv) amounts paid in connection with the purchase of newly generated receivables and (b) may be subordinated to the payments described in clause (a).

        "Qualified Proceeds" means assets that are used or useful in, or Capital Stock of any Person engaged in, a Permitted Business; provided that the fair market value of any such assets or Capital Stock shall be determined by the Board of Directors in good faith, except that in the event the value of any such assets or Capital Stock exceeds $25.0 million or more, the fair market value shall be determined by an Independent Financial Advisor.

        "Qualified Securitization Financing" means any Securitization Financing of a Securitization Subsidiary that meets the following conditions: (i) the Board of Directors shall have determined in good faith that such Qualified Securitization Financing (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to Houghton and the Securitization Subsidiary, (ii) all sales of Securitization Assets and related assets to the Securitization Subsidiary are made at fair market value (as determined in good faith by Houghton) and (iii) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by Houghton) and may include Standard Securitization Undertakings. The grant of a security interest in any Securitization Assets of Houghton or any of its Restricted Subsidiaries (other than a Securitization Subsidiary) to secure Indebtedness under the Credit Agreement and any Refinancing Indebtedness with respect thereto shall not be deemed a Qualified Securitization Financing.

        "Representative" means the trustee, agent or representative (if any) for an issue of Senior Debt of Houghton.

        "Restricted Investment" means an Investment other than a Permitted Investment.

        "Restricted Subsidiary" means, at any time, any direct or indirect Subsidiary of Houghton (including any Foreign Subsidiary) that is not then an Unrestricted Subsidiary; provided, however, that upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of Restricted Subsidiary.

        "S&P" means Standard and Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc.

        "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

        "Securitization Assets" means any accounts receivable, inventory, royalty or revenue streams from sales of books subject to a Qualified Securitization Financing.

        "Securitization Fees" means reasonable distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Securitization Subsidiary in connection with any Qualified Securitization Financing.

        "Securitization Financing" means any transaction or series of transactions that may be entered into by Holdco or any of its Subsidiaries pursuant to which Holdco or any of its Subsidiaries may sell, convey or otherwise transfer to (a) a Securitization Subsidiary (in the case of a transfer by Holdco or any of its Subsidiaries) and (b) any other Person (in the case of a transfer by a Securitization Subsidiary), or may grant a security interest in, any Securitization Assets (whether now existing or arising in the future) of Holdco or any of its Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such Securitization Assets, all contracts and all guarantees or other obligations in respect of such Securitization Assets, proceeds of such Securitization Assets and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving Securitization Assets and any Hedging Obligations entered into by Holdco or any such Subsidiary in connection with such Securitization Assets.

        "Securitization Repurchase Obligation" means any obligation of a seller of Securitization Assets in a Qualified Securitization Financing to repurchase Securitization Assets arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, off-set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

        "Securitization Subsidiary" means a Wholly Owned Subsidiary of Holdco (or another Person formed for the purposes of engaging in a Qualified Securitization Financing in which Holdco or any Subsidiary of Holdco makes an Investment and to which Holdco or any Subsidiary of Holdco transfers Securitization Assets and related assets) which engages in no activities other than in connection with the financing of Securitization Assets of Holdco or its Subsidiaries, all proceeds thereof and all rights (contractual and other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and which is designated by the Board of Directors of Holdco or such other Person (as provided below) as a Securitization Subsidiary and (a) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by Holdco or any other Subsidiary of Holdco (excluding guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings), (ii) is recourse to or obligates Holdco or any other Subsidiary of Holdco in any way other than pursuant to Standard Securitization Undertakings or (iii) subjects any property or asset of Holdco or any other Subsidiary of Holdco, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings, (b) with which neither Holdco nor any other Subsidiary of Holdco has any material contract, agreement, arrangement or understanding other than on terms which Holdco reasonably believes to be no less favorable to Holdco or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of Holdco and (c) to which neither Holdco nor any other Subsidiary of Holdco has any obligation to maintain or preserve such entity's financial condition or cause such entity to achieve certain levels of operating results. Any such designation by the Board of Directors of Holdco or such other Person shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of Holdco or such other Person giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions.

        "Senior Debt" means the principal of, premium, if any, and interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on any Indebtedness and any Securitization Repurchase Obligation of Houghton, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular obligation, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such obligation shall not be senior in right of payment to the Notes. Without limiting the generality of the foregoing, "Senior Debt" shall also include the principal of, premium, if any, interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on, and all other amounts owing in respect of (including guarantees of the foregoing obligations):

  (1)
  all monetary obligations of every nature of Houghton under, or with respect to, the Credit Agreement, including, without limitation, obligations to pay principal, premium and interest, reimbursement obligations under letters of credit, fees, expenses and indemnities (and guarantees thereof); and

  (2)
  all Hedging Obligations (and guarantees thereof),

in each case whether outstanding on the Issue Date or thereafter incurred.

        Notwithstanding the foregoing, "Senior Debt" shall not include:

  (1)
  any Indebtedness of Houghton to a Subsidiary of Houghton (other than any Securitization Repurchase Obligation);

  (2)
  Indebtedness to, or guaranteed on behalf of, any shareholder, director, officer or employee of Houghton or any Subsidiary of Houghton (including, without limitation, amounts owed for compensation) other than the guarantee of Holdco of Indebtedness under the Credit Agreement;

  (3)
  Indebtedness to trade creditors and other amounts incurred in connection with obtaining goods, materials or services (including guarantees thereof or instruments evidencing such liabilities);

  (4)
  Indebtedness represented by Capital Stock;

  (5)
  any liability for federal, state, local or other taxes owed or owing by Houghton;

  (6)
  that portion of any Indebtedness incurred in violation of the covenant contained under the caption "Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock";

  (7)
  Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to Houghton; and

  (8)
  any Indebtedness which is, by its express terms, subordinated in right of payment to any other Indebtedness of Houghton.

        "Share Purchase Agreement" means the Share Purchase Agreement dated November 4, 2002 among Vivendi Universal S.A. ("Vivendi S.A."), Vivendi Communications North America, Inc. ("Vivendi North America" and together with Vivendi S.A., "Vivendi") and Versailles Acquisition, as amended.

        "Significant Subsidiary" means any Restricted Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

        "Specified Financings" means the financings included in the Transactions, this offering of the Notes and the refinancing of Houghton's 7.20% Notes due 2011.

        "Sponsors" means Bain Capital, LLC, Thomas H. Lee Partners, L.P. and The Blackstone Group L.P.

        "Standard Securitization Undertakings" means representations, warranties, covenants and indemnities entered into by Holdco or any Subsidiary of Holdco which Holdco has determined in good faith to be customary in a Securitization Financing, including, without limitation, those relating to the servicing of the assets of a Securitization Subsidiary, it being understood that any Securitization Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

        "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

        "Stockholders Agreement" means the Stockholders Agreement between Houghton, Holdco and the Sponsors and/or their Affiliates in effect on the Issue Date.

        "Subordinated Indebtedness" means (a) with respect to Houghton, any Indebtedness of Houghton that is by its terms subordinated in right of payment to the Senior Subordinated Notes and (b) with respect to any Guarantor of the Senior Subordinated Notes, any Indebtedness of such Guarantor that is by its terms subordinated in right of payment to its Guarantee of the Senior Subordinated Notes.

        "Subsidiary" means, with respect to any specified Person:

  (1)
  any corporation, association or other business entity, of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

  (2)
  any partnership, joint venture, limited liability company or similar entity of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise and (y) such Person or any Wholly Owned Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

        "Transactions" means the transactions contemplated by (i) the Share Purchase Agreement, (ii) the Credit Agreement and (iii) The private offering of the outstanding notes.

        "Treasury Rate" means, as of the applicable redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to such redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to February 1, 2007 in the case of the Senior Notes or February 1, 2008 in the case of the Senior Subordinated Notes; provided, however, that if the period from such redemption date to February 1, 2007 in the case of the Senior Notes or February 1, 2008 in the case of the Senior Subordinated Notes is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

        "Unrestricted Subsidiary" means (i) any Subsidiary of Houghton that at the time of determination is an Unrestricted Subsidiary (as designated by the Board of Directors of Houghton, as provided below) and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors of Houghton may designate any Subsidiary of Houghton (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, Houghton or any Subsidiary of Houghton (other than any Subsidiary of the Subsidiary to be so designated), provided that (a) any Unrestricted Subsidiary must be an entity of which shares of the Capital Stock or other equity interests (including partnership interests) entitled to cast at least a majority of the votes that may be cast by all shares or equity interests having ordinary voting power for the election of directors or other governing body are owned, directly or indirectly, by Houghton, (b) such designation complies with the covenant contained under the caption "Certain Covenants—Restricted Payments" and (c) each of (I) the Subsidiary to be so designated and (II) its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of Houghton or any Restricted Subsidiary. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing and the Fixed Charge Coverage Ratio would be at least 2.0:1.0. Any such designation by the Board of Directors shall be notified by Houghton to the Trustee by promptly filing with the Trustee a copy of the board resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

        "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

  (1)
  the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

  (2)
  the then outstanding principal amount of such Indebtedness.

        "Wholly Owned Restricted Subsidiary" is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

        "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person, 100% of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person or by such Person and one or more Wholly Owned Subsidiaries of such Person.

Form, Denomination, Transfer, Exchange and Book-Entry Procedures

        The exchange notes will initially be represented in the form of one or more global notes in definitive, fully-registered book-entry form, without interest coupons, that will be deposited with or on behalf of The Depository Trust Company, or DTC, and registered in the name of DTC or its participants.

        Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. You may not exchange your beneficial interest in the global notes for Notes in certificated form except in the limited circumstances described below under "—Exchanges of Book-Entry Notes for Certificated Notes."

  Exchanges of Book-Entry Notes for Certificated Notes

        You may not exchange your beneficial interest in a global note for a Note in certificated form unless:

          1.     DTC (a) notifies us that it is unwilling or unable to continue as depository for the global note or (b) has ceased to be a clearing agency registered under the Exchange Act and in either case we thereupon fail to appoint a successor depository; or

          2.     We, at our option, notify the Trustee in writing that we are electing to issue the Notes in certificated form; or

          3.     an Event of Default shall have occurred and be continuing with respect to the Notes.

        In all cases, certificated Notes delivered in exchange for any global note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depository (in accordance with its customary procedures). Any certificated Notes issued in exchange for an interest in a global note will bear the legend restricting transfers that is borne by such global note. Any such exchange will be effected through the DWAC system and an appropriate adjustment will be made in the records of the Security Registrar to reflect a decrease in the principal amount of the relevant global note.

  Certain Book-Entry Procedures

        The description of the operations and procedures of DTC, that follows is provided solely as a matter of convenience. These operations and procedures are solely within its control and are subject to changes by it from time to time. We take no responsibility for these operations and procedures and urges you to contact the system or their participants directly to discuss these matters.

        DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants ("participants") and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

        DTC has advised Houghton that its current practice, upon the issuance of the global notes, is to credit, on its internal system, the respective principal amount of the individual beneficial interests represented by such global notes to the accounts with DTC of the participants through which such interests are to be held. Ownership of beneficial interests in the global notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominees (with respect to interests of participants).

        As long as DTC, or its nominee, is the registered Holder of a global note, DTC or such nominee, as the case may be, will be considered the sole owner and Holder of the Notes represented by such global note for all purposes under the Indenture and the Notes. Except in the limited circumstances described above under "—Exchanges of Book-Entry Notes for Certificated Notes," you will not be entitled to have any portions of a global note registered in your names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered the owner or Holder of a global note (or any Note represented thereby) under the Indenture or the Notes.

        You may hold your interests in the global notes directly through DTC, if you are participants in such system, or indirectly through organizations which are participants in such system. All interests in a global note will be subject to the procedures and requirements of DTC.

        The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, your ability to transfer your beneficial interests in a global note to such persons may be limited to that extent. Because DTC can act only on behalf of its participants, which in turn act on behalf of indirect participants and certain banks, your ability to pledge your interests in a global note to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

        We will make payments of the principal of, premium, if any, and interest on global notes to DTC or its nominee as the registered owner thereof. Neither we nor the Trustee nor any of their respective agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a global note representing any Notes held by it or its nominee, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global note for such Notes as shown on the records of DTC or its nominee. Houghton also expects that payments by participants to owners of beneficial interests in such global note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name." Such payment will be the responsibility of such participants.

        Interests in the global note will trade in DTC's settlement system, and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants. Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds.

        DTC has advised Houghton that DTC will take any action permitted to be taken by a Holder of Notes (including the presentation of Notes for exchange as described below and the conversion of Notes) only at the direction of one or more participants to whose account with DTC interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of the Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Notes, the global notes will be exchanged for legended Notes in certificated form, and distributed to DTC's participants.

        Although DTC has agreed to the foregoing procedures in order to facilitate transfers of beneficial ownership interests in the global notes among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of Houghton, the Trustee or any of their respective agents will have any responsibility for the performance by DTC, its participants or indirect participants of its respective obligations under the rules and procedures governing its operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global notes.

  Registration Rights; Exchange Offers

        We have entered into Exchange and Registration Rights Agreements (each, an "Exchange and Registration Rights Agreement" and together, the "Exchange and Registration Rights Agreements") pursuant to which we have agreed, for the benefit of the holders of the Notes:

          1.     to file with the SEC, within 120 days following the Issue Date, this registration statement (the "Exchange Offer Registration Statement") under the Securities Act relating to the exchange offers pursuant to which notes substantially identical to the outstanding notes (except that such notes will not contain terms with respect to the special interest payments described below or transfer restrictions) (the "exchange notes") would be offered in exchange for the then outstanding notes tendered at the option of the Holders thereof; and

          2.     to use commercially reasonable efforts to cause the Exchange Offer Registration Statement to become effective within 180 days thereafter.

        We have agreed further to use commercially reasonable efforts to consummate the exchange offers no later than 225 days after the Issue Date, hold the offer open for at least 20 business days, and exchange the exchange notes for all outstanding notes validly tendered and not withdrawn before the expiration of the offer.

        Under existing SEC interpretations, the exchange notes will in general be freely transferable after the Exchange Offer without further registration under the Securities Act, except that broker-dealers ("Participating Broker-Dealers") receiving exchange notes in the exchange offers will be subject to a prospectus delivery requirement with respect to resales of those exchange notes. The SEC has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to the exchange notes (other than a resale of an unsold allotment from the original sale of the outstanding notes) by delivery of the prospectus contained in the Exchange Offer Registration Statement. Under each Exchange and Registration Rights Agreement, we are required to allow Participating Broker-Dealers and other persons, if any, subject to similar prospectus delivery requirements to use the prospectus contained in the Exchange Offer Registration Statement in connection with the resale of such exchange notes. The Exchange Offer Registration Statement will be kept effective for a period of 90 days after the exchange offers have been completed in order to permit resales of exchange notes acquired by broker-dealers in after-market transactions. Each holder of outstanding notes (other than certain specified holders) who wishes to exchange such outstanding notes for exchange notes in the exchange offers will be required to represent that any exchange notes to be received by it will be acquired in the ordinary course of its business, that at the time of the commencement of the exchange offers it has no arrangement with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes and that it is not an Affiliate of Houghton.

        However, if:

          1.     on or before the date of consummation of the exchange offers, the existing SEC interpretations are changed such that the exchange notes would not in general be freely transferable in such manner on such date; or

          2.     the exchange offers are not available by any holder of the outstanding notes,

Houghton will, in lieu of (or, in the case of clause (2), in addition to) effecting registration of exchange notes, file and use commercially reasonable efforts to cause a registration statement under the Securities Act relating to a shelf registration (the "Shelf Registration Statement") of the outstanding notes for resale by holders or, in the case of clause (2), of the outstanding notes held by the initial purchasers for resale by the initial purchasers (the "Resale Registration") to become effective and to remain effective until two years following the effective date of such registration statement or such shorter period that will terminate when all the securities covered by the Shelf Registration Statement have been sold pursuant to the Shelf Registration Statement.

        We will, in the event of the Resale Registration, provide to the holder or holders of the applicable outstanding notes copies of the prospectus that is a part of the Shelf Registration Statement, notify such holder or holders when the Resale Registration for the applicable outstanding notes has become effective and take certain other actions as are required to permit unrestricted resales of the applicable outstanding notes. A holder of outstanding notes that sells such outstanding notes pursuant to the Resale Registration generally would be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Exchange and Registration Rights Agreements that are applicable to such a holder (including certain indemnification obligations).

        In the event that:

          1.     We have not filed the registration statement relating to the exchange offers (or, if applicable, the Resale Registration) within 120 days following the Issue Date; or

          2.     such registration statement has not become effective within 180 days following the Issue Date; or

          3.     the exchange offers have not been consummated within 225 days following the Issue Date; or

          4.     any registration statement required by the Exchange and Registration Rights Agreement is filed and declared effective but shall thereafter cease to be effective (except as specifically permitted therein) without being succeeded as soon as practicable by an additional registration statement filed and declared effective (any such event referred to in clauses (1) through (4), the "Registration Default"), then we will pay to the holders, as liquidated damages ("Liquidated Damages"), for the period from the occurrence of the Registration Default (but only with respect to one Registration Default at any particular time) until such time as no Registration Default is in effect an amount equal to 0.25% per annum on the applicable notes and such Liquidated Damages shall increase by an additional 0.25% per annum every 90 days thereafter, up to a maximum of 1.0% per annum, until the Exchange Offer is completed or the Registration Default is cured. Liquidated Damages shall be paid on interest payment dates to the holders of record for the payment of interest. References in this "Description of Notes," except for provisions described above under the caption "—Amendment, Supplement and Waiver," to interest on the Notes shall mean such interest plus Liquidated Damages, if any.

        Under certain circumstances, Houghton may delay the filing or the effectiveness of the Shelf Registration Statement and shall not be required to maintain the effectiveness thereof for up to three 45-day periods during any calendar year (each such period, a "Suspension Period"). Houghton will not be obligated to pay Liquidated Damages for the occurrence of a Registration Default during a Suspension Period.

        The summary herein of certain provisions of the Exchange and Registration Rights Agreements does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Exchange and Registration Rights Agreements, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

        The outstanding senior notes and the exchange senior notes will be considered collectively to be a single class and the outstanding senior subordinated notes and exchange senior subordinated notes will be considered collectively to be a single class for all purposes under the applicable Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase.

THE EXCHANGE OFFERS

Purpose and Effect of the Exchange Offers

        We have entered into registration rights agreements with the indenture trustee in which we agreed to file a registration statement relating to offers to exchange the outstanding notes for exchange notes. We agreed to use commercially reasonable efforts to cause such registration statement to become effective within 180 days following the issue date of the outstanding notes and to pay liquidated damages on the outstanding notes if we do not use commercially reasonable efforts to consummate the exchange offers within 225 days following the issue date of the outstanding notes. The exchange notes will have terms substantially identical to the outstanding notes; except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights and liquidated damages for failure to observe specified obligations in the registration rights agreements. The outstanding notes were issued on January 30, 2003.

        Under the circumstances set forth below, we will use our commercially reasonable efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the outstanding notes and keep the statement effective for up to two years after the effective date of the shelf registration statement. These circumstances include if:

  •
  on or before the date of consummation of the exchange offers, the existing SEC interpretations are changed such that the exchange notes would not in general be freely transferable in such manner on such date; or

  •
  the exchange offers are not available by any holder of the outstanding notes.

        If we fail to comply with specified obligations under the registration rights agreements, we will be required to pay liquidated damages to holders of the outstanding notes. Please read the section captioned "Description of the Notes—Registration Rights Agreements; Exchange Offers" for more details regarding the registration rights agreements and the circumstances under which we will be required to pay liquidated damages.

        Each holder of outstanding notes that wishes to exchange such outstanding notes for transferable exchange notes in the exchange offers will be required to make the following representations:

  •
  any exchange notes will be acquired in the ordinary course of its business;

  •
  such holder has no arrangement with any person to participate in the distribution of the exchange notes; and

  •
  such holder is not our "affiliate," as defined in Rule 405 of the Securities Act, or if it is our affiliate, that it will comply with applicable registration and prospectus delivery requirements of the Securities Act.

Resale of Exchange Notes

        Based on interpretations of the SEC staff set forth in no action letters issued to unrelated third parties, we believe that exchange notes issued under the exchange offers in exchange for outstanding notes may be offered for resale, resold and otherwise transferred by any exchange note holder without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

  •
  such holder is not an "affiliate" of Houghton within the meaning of Rule 405 under the Securities Act;

  •
  such exchange notes are acquired in the ordinary course of the holder's business; and

  •
  the holder does not intend to participate in the distribution of such exchange notes.

        Any holder who tenders in either exchange offer with the intention of participating in any manner in a distribution of the exchange notes

  •
  cannot rely on the position of the staff of the SEC enunciated in "Exxon Capital Holdings Corporation" or similar interpretive letters; and

  •
  must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

        This prospectus may be used for an offer to resell, resale or other retransfer of exchange notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the outstanding notes as a result of market-making activities or other trading activities may participate in the exchange offers. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please read the section captioned "Plan of Distribution" for more details regarding the transfer of exchange notes.

Terms of the Exchange Offers

        Upon the terms and subject to the conditions set forth in this prospectus and in the applicable letter of transmittal, Houghton will accept for exchange any outstanding notes properly tendered and not withdrawn prior to the expiration date. Houghton will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes surrendered under the exchange offers. Outstanding notes may be tendered only in integral multiples of $1,000.

        The form and terms of the exchange notes will be substantially identical to the form and terms of the outstanding notes except the exchange notes will be registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any additional interest upon failure of Houghton to fulfill its obligations under the registration rights agreements to file, and cause to be effective, a registration statement. The exchange notes will evidence the same debt as the outstanding notes. The exchange notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the applicable outstanding notes. Consequently, both series will be treated as a single class of debt securities under that indenture. For a description of the indentures, see "Description of the Notes" above.

        The exchange offers are not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange.

        As of the date of this prospectus, $600.0 million aggregate principal amount of the senior notes and $400.0 million of the senior subordinated notes are outstanding. This prospectus and the letters of transmittal are being sent to all registered holders of outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offers.

        Houghton intends to conduct the exchange offers in accordance with the provisions of the registration rights agreements, the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC. Outstanding notes that are not tendered for exchange in the exchange offers will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the indentures relating to the outstanding notes and the registration rights agreements.

        Houghton will be deemed to have accepted for exchange properly tendered outstanding notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us and delivering exchange notes to such holders. Subject to the terms of the registration rights agreements, Houghton expressly reserves the right to amend or terminate the exchange offers, and not to accept for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under the caption "—Certain Conditions to the Exchange Offers."

        Holders who tender outstanding notes in the exchange offers will not be required to pay brokerage commissions or fees or, subject to the instructions in the letters of transmittal, transfer taxes with respect to the exchange of outstanding notes. We will pay all charges and expenses, other than the applicable taxes described below under "—Fees and Expenses", in connection with the exchange offers. It is important that you read the section labeled "—Fees and Expenses" below for more details regarding fees and expenses incurred in the exchange offers.

Expiration Date; Extensions; Amendments

        The exchange offers will expire at midnight, New York City time on August 22, 2003, unless in its sole discretion, Houghton extends either of them.

        In order to extend the exchange offers, Houghton will notify the exchange agent orally or in writing of any extension. Houghton will notify the registered holders of outstanding notes of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

        Houghton reserves the right, in its sole discretion:

  •
  to delay accepting for exchange any outstanding notes;

  •
  to extend either exchange offer or to terminate either exchange offer and to refuse to accept outstanding notes not previously accepted if any of the conditions set forth below under "—Conditions to the Exchange Offers" have not been satisfied, by giving oral or written notice of such delay, extension or termination to the exchange agent; or

  •
  subject to the terms of the applicable registration rights agreement, to amend the terms of either exchange offer in any manner.

        Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders of outstanding notes. If Houghton amends either exchange offer in a manner that it determines to constitute a material change, Houghton will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the applicable outstanding notes of such amendment.

        Without limiting the manner in which it may choose to make public announcements of any delay in acceptance, extension, termination or amendment of either exchange offer, Houghton shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to a financial news service.

Conditions to the Exchange Offers

        Despite any other term of the exchange offers, Houghton will not be required to accept for exchange, or exchange any exchange notes for, any outstanding notes, and Houghton may terminate either or both exchange offers as provided in this prospectus before accepting any outstanding notes for exchange if in its reasonable judgment:

  •
  the exchange notes to be received will not be tradeable by the holder, without restriction under the Securities Act, the Securities Exchange Act of 1934 and without material restrictions under the blue sky or securities laws of substantially all of the states of the United States;

  •
  either or both exchange offers, or the making any exchange by a holder of outstanding notes, would violate applicable law or any applicable interpretation of the staff of the SEC; or

  •
  any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in Houghton's judgment, would reasonably be expected to impair the ability of Houghton to proceed with either or both exchange offers.

        In addition, Houghton will not be obligated to accept for exchange the outstanding notes of any holder that has not made to it:

  •
  the representations described under "—Purpose and Effect of the Exchange Offers," "—Procedures for Tendering" and "Plan of Distribution"; and

  •
  such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to an appropriate form for registration of the exchange notes under the Securities Act.

        Houghton expressly reserves the right, at any time or at various times, to extend the period of time during which either or both exchange offers are open. Consequently, it may delay acceptance of any outstanding notes by giving oral or written notice of such extension to its holders. During any such extensions, all outstanding notes previously tendered will remain subject to the applicable exchange offer, and Houghton may accept them for exchange. Houghton will return any outstanding notes that it does not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the applicable exchange offer.

        Houghton expressly reserves the right to amend or terminate either or both exchange offers, and to reject for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offers specified above. Houghton will give oral or written notice of any extension, amendment, nonacceptance or termination to the holders of the outstanding notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

        These conditions are for the sole benefit of Houghton and Houghton may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times in our sole discretion. If Houghton fails at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that Houghton may assert at any time or at various times. All conditions to the exchange offers, other than those conditions subject to government approvals, will be satisfied or waived prior to the expiration of the exchange offers.

        In addition, Houghton will not accept for exchange any outstanding notes tendered, and will not issue exchange notes in exchange for any such outstanding notes, if at such time any stop order will be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939.

Procedures for Tendering

        Only a holder of outstanding notes may tender such outstanding notes in the exchange offers. To tender in either exchange offer, a holder must:

  •
  complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and mail or deliver such letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

  •
  comply with DTC's Automated Tender Offer Program procedures described below.

        In addition, either:

  •
  the exchange agent must receive outstanding notes along with the applicable letter of transmittal; or

  •
  the exchange agent must receive, prior to the expiration date, a timely confirmation of book-entry transfer of such outstanding notes into the exchange agent's account at DTC according to the procedure for book-entry transfer described below or a properly transmitted agent's message; or

  •
  the holder must comply with the guaranteed delivery procedures described below.

        To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth below under "—Exchange Agent" prior to the expiration date.

        The tender by a holder that is not withdrawn prior to the expiration date will constitute an agreement between such holder and Houghton in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

        The method of delivery of outstanding notes, the letters of transmittal and all other required documents to the exchange agent is at the holder's election and risk. Rather than mail these items, Houghton recommends that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange' agent before the expiration date. Holders should not send the letter of transmittal or outstanding notes to Houghton. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

        Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owner's behalf. If such beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its outstanding notes; either:

  •
  make appropriate arrangements to register ownership of the outstanding notes in such owner's name; or

  •
  obtain a properly completed bond power from the registered holder of outstanding notes.

        The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

        Signatures on a letter of transmittal or a notice of withdrawal described below must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or another "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act, unless the outstanding notes tendered pursuant thereto are tendered:

  •
  by a registered holder who has not competed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

  •
  for the account of an eligible guarantor institution.

        If letters of transmittal are signed by a person other than the registered holder of any outstanding notes listed on the outstanding notes, such outstanding notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder's name appears on the outstanding notes and an eligible institution must guarantee the signature on the bond power.

        If letters of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to deliver the letters of transmittal.

        The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC's system may use DTC's Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the applicable exchange offer electronically. They may do so by causing DTC to transfer the outstanding notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent's message to the exchange agent. The term "agent's message" means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

  •
  DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering outstanding notes that are the subject of such book-entry confirmation;

  •
  such participant has received and agrees to be bound by the terms of the applicable letter of transmittal, or, in the case of an agent's message relating to guaranteed delivery, that such participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

  •
  the agreement may be enforced against such participant.

        Houghton will determine in its sole discretion all questions as to the validity, form, eligibility, including time of receipt, acceptance of tendered outstanding notes and withdrawal of tendered outstanding notes. Houghton's determination will be final and binding. Houghton reserves the absolute right to reject any outstanding notes not properly tendered or any outstanding notes our acceptance of which would, in the opinion of our counsel, be unlawful. Houghton also reserves the right to waive any defects or irregularities as to particular outstanding notes. Houghton's interpretation of the terms and conditions of the exchange offers, including the instructions in the letters of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within such time as Houghton shall determine. Although Houghton intends to notify holders of defects or irregularities with respect to tenders of outstanding notes, neither it, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of outstanding notes will not be deemed made until such defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the exchange agent without cost to the tendering holder, unless otherwise provided in the applicable letter of transmittal, as soon as practicable following the expiration date.

        In all cases, Houghton will issue exchange notes for outstanding notes that it has accepted for exchange under the exchange offers only after the exchange agent timely receives:

  •
  outstanding notes or a timely book-entry confirmation of such outstanding notes into the exchange agent's account at DTC; and

  •
  a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent's message.

        By signing a letter of transmittal, each tendering holder of outstanding notes will represent to Houghton that, among other things:

  •
  any exchange notes that the holder receives will be acquired in the ordinary course of its business;

  •
  the holder has no arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

  •
  if the holder is not a broker-dealer, that it is not engaged in and does not intend to engage in the distribution of the exchange notes;

  •
  if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for outstanding notes that were acquired as a result of market-making activities, that it will deliver a prospectus, as required by law, in connection with any resale of such exchange notes; and

  •
  the holder is not an "affiliate," as defined in Rule 405 of the Securities Act, of Houghton or, if the holder is an affiliate, it will comply with any applicable registration and prospectus delivery requirements of the Securities Act.

  Book-Entry Transfer

        The exchange agent will make a request to establish an account with respect to the outstanding notes at DTC for purposes of the exchange offers promptly after the date of this prospectus; and any financial institution participating in DTC's system may make book-entry delivery of outstanding notes by causing DTC to transfer such outstanding notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. Holders of outstanding notes who are unable to deliver confirmation of the book-entry tender of their outstanding notes into the exchange agent's account at DTC or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date must tender their outstanding notes according to the guaranteed delivery procedures described below.

  Guaranteed Delivery Procedures

        Holders wishing to tender their outstanding notes but whose outstanding notes are not immediately available or who cannot deliver their outstanding notes, the letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC's Automated Tender Offer Program prior to the expiration date may tender if:

  •
  the tender is made through an eligible institution;

  •
  prior to the expiration date, the exchange agent receives from such eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, or a properly transmitted agent's message and notice of guaranteed delivery:

  •
  setting forth the name and address of the holder, the registered number(s) of such outstanding notes and the principal amount of outstanding notes tendered;

  •
  stating that the tender is being made thereby; and

  •
  guaranteeing that, within three (3) New York Stock Exchange trading days after the expiration date, the letter of transmittal, or facsimile of the letter of transmittal, together with the outstanding notes or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by the Eligible Institution with the exchange agent; and

  •
  the exchange agent receives such properly completed and executed letter of transmittal, or facsimile of the letter of transmittal, as well as all tendered outstanding notes in proper form for transfer or a bookentry confirmation, and all other documents required by the letter of transmittal, within three (3) New York Stock Exchange trading days after the expiration date.

        Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their outstanding notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

        Except as otherwise provided in this prospectus, holders of outstanding notes may withdraw their tenders at any time prior to the expiration date.

        For a withdrawal to be effective:

  •
  the exchange agent must receive a written notice, which may be by telegram, telex, facsimile transmission or letter, of withdrawal at one of the addresses set forth below under "—Exchange Agent"; or

  •
  holders must comply with the appropriate procedures of DTC's Automated Tender Offer Program system.

        Any such notice of withdrawal must:

  •
  specify the name of the person who tendered the outstanding notes to be withdrawn;

  •
  identify the outstanding notes to be withdrawn, including the principal amount of such outstanding notes; and

  •
  where certificates for outstanding notes have been transmitted, specify the name in which such outstanding notes were registered, if different from that of the withdrawing holder.

        If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit:

  •
  the serial numbers of the particular certificates to be withdrawn; and

  •
  a signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution.

        If outstanding notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of such facility. Houghton will determine all questions as to the validity, form and eligibility, including time of receipt, of such notices, and our determination shall be final and binding on all parties. Houghton will deem any outstanding notes so withdrawn not to have validity tendered for exchange for purposes of the exchange offers. Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder without cost to the holder, or, in the case of outstanding notes tendered by book-entry transfer into the exchange agent's account at DTC according to the procedures described above, such outstanding notes will be credited to an account maintained with DTC for outstanding notes, as soon as practicable after withdrawal, rejection of tender or termination of either exchange offer. Properly withdrawn outstanding notes may be retendered by following one of the procedures described under "—Procedures for Tendering" above at any time on or prior to the expiration date.

Exchange Agent

        Wells Fargo Bank Minnesota, National Association has been appointed as exchange agent for the exchange offers. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent addressed as follows:

For Delivery by Registered or Certified Mail; Hand or Overnight Delivery:
Wells Fargo Bank Minnesota, National Association
Corporate Trust Services
213 Court Street, Suite 703
Middletown, CT 06457
Attn: Joseph P. O'Donnell
 By Facsimile:
(860) 704-6219
Attn: Joseph P. O'Donnell
 For Information or Confirmation by Telephone:
(860) 704-6217

Delivery of the letter of transmittal to an address other than as set forth above or transmission via facsimile other than as set forth above does not constitute a valid delivery of such letter of transmittal.

  Fees and Expenses

        Houghton will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitation by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.

        Houghton has not retained any dealer-manager in connection with the exchange offers and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offers. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

        Houghton will pay the cash expenses to be incurred in connection with the exchange offers. The expenses are estimated in the aggregate to be approximately $500,000. They include:

  •
  SEC registration fees;

  •
  fees and expenses of the exchange agent and trustee;

  •
  accounting and legal fees and printing costs; and

  •
  related fees and expenses.

        Houghton will pay all transfer taxes, if any, applicable to the exchange of outstanding notes under the exchange offers. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

  •
  certificates representing outstanding notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of outstanding notes tendered;

  •
  tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal; or

  •
  a transfer tax is imposed for any reason other than the exchange of outstanding notes under the exchange offers.

        If satisfactory evidence of payment of such taxes is not submitted with the applicable letter of transmittal, the amount of such transfer taxes will be billed to that tendering holder.

  Transfer Taxes

        Holders who tender their outstanding notes for exchange will not be required to pay any transfer taxes. However, holders who instruct Houghton to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offers be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

  Consequences of Failure to Exchange

        Holders of outstanding notes who do not exchange their outstanding notes for exchange notes under the exchange offers will remain subject to the restrictions on transfer of such outstanding notes:

  •
  as set forth in the legend printed on the notes as a consequence of the issuance of the outstanding notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

  •
  otherwise set forth in the offering circular distributed in connection with the private offering of the outstanding notes.

        In general, you may not offer or sell the outstanding notes unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreements, we do not intend to register resales of the outstanding notes under the Securities Act. Based on interpretations of the SEC staff, exchange notes issued pursuant to the exchange offers may be offered for resale, resold or otherwise transferred by their holders, other than any such holder that is our "affiliate" within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the exchange notes in the ordinary course of the holders' business and the holders have no arrangement or understanding with respect to the distribution of the exchange notes to be acquired in the exchange offers. Any holder who tenders in the exchange offers for the purpose of participating in a distribution of the exchange notes:

  •
  could not rely on the applicable interpretations of the SEC; and

  •
  must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Accounting Treatment

        Houghton will record the exchange notes in our accounting records at the same carrying value as the outstanding notes, which is the aggregate principal amount, as reflected in our accounting records on the date of exchange. Accordingly, Houghton will not recognize any gain or loss for accounting purposes in connection with the exchange offers. We will record the expenses of the exchange offers as incurred.

Other

        Participation in the exchange offers is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

        Houghton may in the future seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. Houghton has no present plans to acquire any outstanding notes that are not tendered in the exchange offers or to file a registration statement to permit resales of any untendered outstanding notes.

MATERIAL UNITED STATES FEDERAL
INCOME TAX CONSEQUENCES

        The following summary describes the material United States federal income tax consequences of the ownership of exchange notes, as well as the exchange of the outstanding notes for the exchange notes, as of the date hereof. Except where noted, this summary deals only with notes that are held as capital assets by a holder who acquired our notes upon original issuance at their initial offering price.

        This summary does not represent a detailed description of the United States federal income tax consequences to you in light of your particular circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

  •
  a dealer in securities or currencies;

  •
  a financial institution;

  •
  a regulated investment company;

  •
  a real estate investment trust;

  •
  a tax exempt organization;

  •
  an insurance company;

  •
  a person holding the notes as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

  •
  a trader in securities that has elected the mark-to-market method of accounting for your securities;

  •
  a person liable for alternative minimum tax;

  •
  a United States person whose "functional currency" is not the U.S. dollar;

  •
  a United States expatriate;

  •
  a "controlled foreign corporation;"

  •
  a "passive foreign investment company;"

  •
  a "foreign personal holding company;" or

  •
  a person who is an investor in a pass-through entity.

        This summary is based upon provisions of the Code and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

        For purposes of this summary, "U.S. holder" means a beneficial owner of a note that is:

  •
  a citizen or resident of the United States;

  •
  a corporation created or organized in or under the laws of the United States or any political subdivision of the United States;

  •
  an estate the income of which is subject to United States federal income taxation regardless of its source;

  •
  a trust if (1) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

  •
  a "non-U.S. holder" means a holder that is not a U.S. holder.

        If a partnership holds our notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our notes, you should consult your tax advisors.

        If you are considering the purchase of notes, you should consult your own tax advisors concerning the particular United States federal tax consequences to you of the ownership of the notes, as well as the consequences to you arising under the laws of any state, local, foreign and other taxing jurisdiction.

Exchange of Notes

        The exchange of outstanding notes for the exchange notes in the exchange offers will not constitute a taxable event to holders for U.S. federal income tax purposes. Consequently, you will not recognize gain or loss upon receipt of an exchange note, the holding period of the exchange note will include the holding period of the outstanding note exchanged therefor and your basis in the exchange note will be the same as the adjusted tax basis of the outstanding note exchanged for the exchange note immediately before the exchange, in each case for U.S. federal income tax purposes.

Consequences to U.S. Holders

Payments of Interest

        Interest on a note will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your method of accounting for tax purposes.

Sale, Exchange and Retirement of Notes

        Your tax basis in a note will, in general, be your cost for that note. Upon the sale, exchange, retirement or other disposition of a note, you will generally recognize capital gain or loss equal to the difference between the amount you realize upon the sale, exchange, retirement or other disposition (less an amount equal to any accrued interest that you did not previously include in income, which will be taxable as interest income) and the adjusted tax basis of the note. Capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Consequences to Non-U.S. Holders

United States Federal Withholding Tax

        The 30% United States federal withholding tax will not apply to any payment of principal or interest on a note, under the "portfolio interest rule," provided that:

  •
  interest paid on the notes is not effectively connected with your conduct of a trade or business in the United States;

  •
  you do not (actually or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and applicable United States Treasury regulations;

  •
  you are not a controlled foreign corporation that is related to us (actually or constructively) through stock ownership;

  •
  you are not a bank whose receipt of interest on the notes is described in section 881(c)(3)(A) of the Code; and

  •
  either (a) you provide your name and address on an Internal Revenue Service ("IRS") Form W-8BEN (or other applicable form), and certify, under penalties of perjury, that you are not a United States person or (b) you hold your notes through certain foreign intermediaries and satisfy the certification requirements of applicable United States Treasury regulations. Special certification and other rules apply to certain non-U.S. Holders that are entities rather than individuals.

        If you cannot satisfy the requirements described above, payments of interest made to you will be subject to the 30% United States federal withholding tax, unless you provide a properly executed (1) IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty or (2) IRS Form W-8ECI (or other applicable form) stating that interest paid on a note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States (as discussed below under "United States Federal Income Tax"). The 30% United States federal withholding tax generally will not apply to any gain that you realize on the sale, exchange, retirement or other disposition of a note.

United States Federal Income Tax

        If you are engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business (and if a tax treaty applies, attributable to a permanent establishment in the United States), you will be subject to United States federal income tax on that interest on a net income basis (although exempt from the 30% withholding tax, provided certain certification and disclosure requirements discussed above in "United States Federal Withholding Tax" are satisfied) in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) of such amount, subject to adjustments.

        Any gain realized on the disposition of a note generally will not be subject to United States federal income tax unless:

  •
  the gain is effectively connected with your conduct of a trade or business in the United States (and if a tax treaty applies, attributable to a permanent establishment in the United States), or

  •
  you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

United States Federal Estate Tax

        Your estate will not be subject to United States federal estate tax on notes beneficially owned by you at the time of your death, provided that any payment to you on the notes would be eligible for exemption from the 30% federal withholding tax under the "portfolio interest rule" described above under "United States Federal Withholding Tax" without regard to the statement requirement described in the last bullet point.

Information Reporting and Backup Withholding

United States Holders

        In general, information reporting requirements will apply to certain payments of principal, interest, and premium, if any, paid on notes and to the proceeds of sale of a note made to you (unless you are an exempt recipient such as a corporation). A backup withholding tax will apply to such payments if you fail to provide a taxpayer identification number or a certification of exempt status, or if you fail to report in full dividend and interest income.

        Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.

Non-United States Holders

        Generally, we must report to the IRS and to you the amount of interest paid to you and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

        In general, you will not be subject to backup withholding with respect to payments that we make to you provided that we do not have actual knowledge or reason to know that you are a United States person, as defined under the Code, and you have provided the statement described above in the last bullet point under "Consequences to Non-U.S. Holders—United States Federal Withholding Tax."

        You will be subject to information reporting and, depending on the circumstances, backup withholding with respect to the proceeds of the sale of a note within the United States or conducted through certain United States-related financial intermediaries, unless the payor of the proceeds receives the statement described above and does not have actual knowledge or reason to know that you are a United States person, as defined under the Code, or you otherwise establish an exemption.

        Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.

MATERIAL ERISA CONSIDERATIONS

        The following is a summary of material considerations associated with the purchase of the exchange notes by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, "Similar Laws"), and entities whose underlying assets are considered to include "plan assets" (within the meaning of ERISA and any Similar Laws) of such plans, accounts and arrangements (each, a "Plan").

General Fiduciary Matters

        ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an "ERISA Plan") and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

        In considering an investment in the exchange notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Laws relating to a fiduciary's duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

        Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are "parties in interest," within the meaning of ERISA, or "disqualified persons," within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a nonexempt prohibited transaction maybe subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a nonexempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of notes by an ERISA Plan with respect to which we are considered a party in interest or disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions ("PTCEs") that may apply to the acquisition and holding of the notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1, respecting insurance company pooled separate accounts, PTCE 91-38, respecting bank collective 133 investment funds, PTCE 95-60, respecting life insurance company general accounts and PTCE 96-23, respecting transactions determined by in-house asset managers, although there can be no assurance that all of the conditions of any such exemptions will be satisfied.

        Because of the foregoing, the notes and exchange notes should not be purchased or held by any person investing "plan assets" of any Plan, unless such purchase and holding (and the exchange of notes for exchange notes) will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Representation

        Accordingly, by acceptance of an exchange note, each purchaser and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire and hold the notes constitutes assets of any Plan or (ii) the exchange of notes for exchange notes by such transferee will not constitute a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws.

        The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in nonexempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes (and holding the exchange notes) on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such transactions and whether an exemption would be applicable.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. Houghton has agreed that it will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale for a period of 90 days from the date on which each exchange offer is consummated, or such shorter period as will terminate when all outstanding notes acquired by broker-dealers for their own accounts as a result of market-making activities or other trading activities have been exchanged for exchange notes and such exchange notes have been resold by such broker-dealers. In addition, dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

        Houghton will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offers may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letters of transmittal state that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        For a period of 90 days from the date on which each exchange offer is consummated, or such shorter period as will terminate when all outstanding notes acquired by broker-dealers for their own accounts as a result of market-making activities or other trading activities have been exchanged for exchange notes and such exchange notes have been resold by such broker-dealers, Houghton will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in any letter of transmittal. Houghton has agreed to pay all expenses incident to the exchange offers other than commissions or concessions of any brokers or dealers and the fees of any counsel or other advisors or experts retained by the holders of outstanding notes, except as expressly set forth in the registration rights agreements, and will indemnify the holders of outstanding notes, including any broker-dealers, against specified liabilities, including liabilities under the Securities Act. In the event of a shelf registration, Houghton has agreed to pay the expenses of one firm of counsel designated by the holders of notes covered by the shelf registration.

        If you are an affiliate of Houghton or are engaged in, or intend to engage in, or have an agreement or understanding to participate in, a distribution of the exchange notes, you cannot rely on the applicable interpretations of the SEC and you must comply with the registration requirements of the Securities Act in connection with any resale transaction.

LEGAL MATTERS

        Our counsel, Simpson Thacher & Bartlett LLP, New York, New York, will issue an opinion regarding the validity of the exchange notes. An investment vehicle comprised of selected partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others owns an interest representing less than 1% of the capital commitments of funds controlled by one of our Sponsors, The Blackstone Group.

EXPERTS

        The consolidated financial statements as of December 31, 2002 (Successor Basis) and for the year ended December 31, 2002 (Predecessor Basis) included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

        The consolidated financial statements of Houghton Mifflin Company at December 31, 2001 and for the periods from January 1, 2001 to July 6, 2001 and July 7, 2001 to December 31, 2001 and for the year ended December 31, 2000, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        On February 28, 2003, we engaged PricewaterhouseCoopers LLP as our new independent accountants, and dismissed Ernst & Young LLP, which had previously served as our independent accountants. The Board of Directors participated in and approved the decision to change independent accountants.

        The reports of Ernst & Young LLP, included in this registration statement, on the financial statements as of July 6, 2001 and for the period from January 1, 2001 to July 6, 2001 and as of December 31, 2001 and for the period from July 7, 2001 to December 31, 2001 and as of and for the year ended December 31, 2000 contained no adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principles. In connection with its audits as of and for the aforementioned periods, there have been no disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young LLP would have caused them to make reference thereto in their report on the financial statements for such period.

        During the two most recent fiscal years and through the date that we engaged PricewaterhouseCoopers LLP, there were no "reportable events", as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

        During the two most recent fiscal years and through the date that we engaged PricewaterhouseCoopers LLP, we did not consult PricewaterhouseCoopers LLP with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or any other matters or reportable events listed in Items 304(a)(2)(i) and (ii) of Regulation S-K.

        We have requested that Ernst & Young LLP furnish us with a letter addressed to the SEC stating whether it agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of such letter, dated July 10, 2003, is filed as Exhibit 16.1 to this Form S-4.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-4 with respect to the exchange notes offered in this prospectus. This prospectus is a part of the registration statement and, as permitted by the SEC's rules, does not contain all of the information presented in the registration statement. Whenever a reference is made in this prospectus to one of our contracts or other documents, please be aware that this reference is not necessarily complete and that you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement, including exhibits to the registration statement, at the SEC's public reference room at 450 Fifth Street, N.W, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our filings with the SEC are also available to the public through the SEC's internet site at http://www.sec.gov.

        We are not subject to the informational requirements of the Exchange Act, but in accordance with the provisions of the Indentures governing the notes, will file annual, quarterly and current reports, proxy statements and other information with the SEC pursuant to the requirements of the Exchange Act so long as any of the notes are outstanding. You may read and copy any documents filed by us at the address set forth above.

        You may request copies of the filings, at no cost, by telephone at (617) 351-5000 or by mail at: 222 Berkeley Street, Boston, Massachusetts 02116-3764.

Houghton Mifflin Company
Index to Consolidated Financial Statements

Page
Audited Consolidated Financial Statements
Reports of PricewaterhouseCoopers LLP, Independent Accountants	F-2
Report of Ernst & Young LLP, Independent Auditors	F-4
Consolidated Balance Sheets at December 31, 2002 and 2001	F-5
Consolidated Statements of Income for the year ended December 31, 2002, for the periods from January 1, 2001 to July 6, 2001 and July 7, 2001 to December 31, 2001 and for the year ended December 31, 2000	F-7
Consolidated Statements of Stockholders' Equity for the year ended December 31, 2002, for the periods from January 1, 2001 to July 6, 2001 and July 7, 2001 to December 31, 2001 and for the year ended December 31, 2000	F-8
Consolidated Statements of Cash Flows for the year ended December 31, 2002, for the periods from January 1, 2001 to July 6, 2001 and July 7, 2001 to December 31, 2001 and for the years ended December 31, 2000	F-9
Notes to Consolidated Financial Statements	F-11
Unaudited Consolidated Financial Statements
Unaudited Consolidated Balance Sheet at March 31, 2003 and December 31, 2002	F-55
Unaudited Consolidated Statements of Operations for the three months ended March 31, 2003 and 2002	F-57
Unaudited Consolidated Statements of Cash Flows for the three months ended March 31, 2003 and 2002	F-58
Notes to Unaudited Consolidated Financial Statements	F-59

Report of Independent Accountants

To the Board of Directors and Stockholder of Houghton Mifflin Company:

        In our opinion, the accompanying consolidated balance sheet presents fairly, in all material respects, the financial position of Houghton Mifflin Company and its subsidiaries at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
April 29, 2003

Report of Independent Accountants

To the Board of Directors and Stockholder of Houghton Mifflin Company:

        In our opinion, the accompanying consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the results of operations and cash flows of Houghton Mifflin Company for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        As described in Notes 2 and 4 to the consolidated financial statements, the Company adopted FAS 142 "Goodwill and Other Intangible Assets" on January 1, 2002.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
April 29, 2003

Report of Independent Auditors

To the Stockholder of Houghton Mifflin Company

        We have audited the accompanying consolidated balance sheets of Houghton Mifflin Company and Subsidiaries as of December 31, 2001 (Predecessor Basis) and the related consolidated statements of income, stockholders' equity and cash flows for the period from July 7, 2001 to December 31, 2001 (Predecessor Basis), and the period from January 1, 2001 to July 6, 2001 and the year ended December 31, 2000 (Pre-predecessor Basis). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Houghton Mifflin Company and Subsidiaries at December 31, 2001 (Predecessor Basis), and the consolidated results of its operations and its cash flows for the period from July 7, 2001 to December 31, 2001 (Predecessor Basis), and for the period from January 1, 2001 to July 6, 2001 and for the year ended December 31, 2000 (Pre-predecessor Basis), in conformity with accounting principles generally accepted in the United States.

        /s/  ERNST & YOUNG LLP

New York, New York

December 23, 2002
(except for Note 6, paragraph 2, as to which the date is May 29, 2003)

HOUGHTON MIFFLIN COMPANY

CONSOLIDATED BALANCE SHEETS

(In thousands of dollars, except per-share amounts)

	December 31,
	2002	2001
	(Successor Basis)	(Predecessor Basis)
ASSETS
Current assets
Cash and cash equivalents	$77,797	$24,278
Marketable securities	638	—
Accounts receivable less allowance for bad debts and book returns of $40,082 in 2002 and $37,830 in 2001	180,359	183,907
Intercompany notes receivable and interest	—	126,188
Inventories	207,926	212,232
Deferred income taxes	57,390	56,023
Prepaid expenses and other current assets	12,236	6,221
Assets of discontinued operations	1,551	12,762

Total current assets	537,897	621,611
Property, plant, and equipment	117,806	100,512
Pre-publication costs	26,506	55,531
Royalty advances to authors, less allowance of $33,211 in 2002 and $29,763 in 2001	25,092	22,491
Goodwill	588,205	1,304,919
Other intangible assets	980,900	937,948
Other assets and long-term receivables	112,502	42,049
Assets of discontinued operations	882	40,008

Total Assets	$2,389,790	$3,125,069

See accompanying Notes to Consolidated Financial Statements

	December 31,
	2002	2001
	(Successor Basis)	(Predecessor Basis)
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt	$317	$935
Accounts payable	85,148	87,887
Intercompany payable	—	511
Intercompany working capital borrowings and interest	—	30,680
Demand notes payable — parent and affiliates	—	545,467
Royalties	58,816	59,280
Salaries, wages, and commissions	43,420	34,274
Income taxes payable	—	34,742
Other accruals	52,748	40,167
Interest payable	7,848	8,305
Restructuring reserve	12,649	25,214
Liabilities of discontinued operations	1,620	13,402

Total current liabilities	262,566	880,864
Long-term debt	1,034,073	381,703
Accrued royalties payable	3,650	1,985
Other liabilities	17,924	10,245
Restructuring reserve	10,015	14,073
Accrued pension benefits	86,245	53,927
Accrued postretirement benefits	52,724	45,522
Deferred income taxes	307,593	332,239

Total liabilities	1,774,790	1,720,558
Redeemable preferred stock	—	125,000
Commitments and contingencies (Note 11)
Stockholders' equity
Preferred stock, $1 par value; 500,000 shares authorized, none issued	—	—
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding at December 31, 2002 and 2001	1	1
Capital in excess of par value	614,999	1,217,623
Retained earnings	—	62,272
Other comprehensive income	—	(385)

Total stockholders' equity	615,000	1,279,511

Total liabilities and stockholders' equity	$2,389,790	$3,125,069

See accompanying Notes to Consolidated Financial Statements

HOUGHTON MIFFLIN COMPANY

CONSOLIDATED STATEMENTS OF INCOME

(In thousands of dollars, except per-share amounts)

	Predecessor Basis		Pre-predecessor Basis
	Year ended December 31, 2002	Period from July 7, 2001 to December 31, 2001	Period from January 1, 2001 to July 6, 2001	Year ended December 31, 2000
Net sales	$1,194,568	$693,028	$436,180	$1,001,735
Costs and expenses
Cost of sales excluding pre-publication and publishing rights amortization	470,079	279,831	231,262	404,037
Pre-publication and publishing rights amortization	155,200	76,254	28,963	51,990

Cost of sales	625,279	356,085	260,225	456,027
Selling and administrative	496,215	197,764	260,723	372,685
Intangible asset amortization	1,566	549	16,139	30,942
Goodwill impairment charge	775,000	—	—	—
Acquired in-process research and development	—	—	—	1,300

	1,898,060	554,398	537,087	860,954

Operating income (loss)	(703,492)	138,630	(100,907)	140,781
Other income (expense)
Net interest expense	(13,687)	(15,266)	(17,975)	(31,804)
Net interest expense from affiliates loans	(28,951)	(10,058)	—	—
Equity in losses of equity method investee	—	(951)	(3,704)	(2,737)
Write-down of investment	—	—	(500)	(4,553)
Other income (expense)	—	908	—	—

	(42,638)	(25,367)	(22,179)	(39,094)

Income (loss) from continuing operations before taxes	(746,130)	113,263	(123,086)	101,687
Income tax provision (benefit)	12,140	48,181	(35,887)	43,284

Income (loss) from continuing operations	(758,270)	65,082	(87,199)	58,403
Income (loss) from discontinued operations, net of tax	(31,787)	(1,950)	(1,498)	(2,579)

Net income (loss)	(790,057)	63,132	(88,697)	55,824

Preferred stock dividend and redemption costs, net of tax	(8,615)	(860)	—	—

Net income (loss) available to common stockholders	$(798,672)	$62,272	$(88,697)	$55,824

See accompanying Notes to Consolidated Financial Statements

HOUGHTON MIFFLIN COMPANY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands of dollars, except per-share amounts)

					Unearned compensation related to restricted stock	Treasury stock			Accumulated other comprehensive income (loss)
	Common stock $1 par value	Capital in excess of par value	Retained earnings	Notes receivable from stock purchase agreements				Benefits Trust
						Shares	Amount			Total
Balance at January 1, 2000	31,098	$108,627	$392,225	($4,645)	($3,029)	(1,045,493)	($36,411)	($54,844)	$0	$433,021
Comprehensive income:
Net income	—	—	55,824	—	—	—	—	—	—	55,824
Common stock dividends, $0.51 per share	—	—	(14,980)	—	—	—	—	—	—	(14,980)
Stock options exercised	716	20,623	—	—	—	(1,154)	(47)	—	—	21,292
Issuance of restricted stock	17	695	—	—	(712)	—	—	—	—	—
Restricted stock forfeited	—	—	—	—	539	(16,176)	(539)	—	—	—
Executive stock repurchases	—	—	—	536	—	—	—	—	—	536
Issuance of notes receivable for stock purchases	—	—	—	(11,204)	—	—	—	—	—	(11,204)
Purchases of treasury stock	—	—	—	—	—	(2,010,273)	(74,690)	—	—	(74,690)
Other equity transactions, net	30	1,170	—	(832)	—	(8,605)	(345)	6	—	29
Benefits Trust asset remeasurement	—	5,444	—	—	—	—	—	(5,444)	—	—
Amortization of unearned compensation on restricted stock	—	—	—	—	1,061	—	—	—	—	1,061
Tax benefit related to stock plan activities	—	2,973	—	—	—	—	—	—	—	2,973

Balance at December 31, 2000	$31,861	$139,532	$433,069	($16,145)	($2,141)	(3,081,701)	($112,032)	($60,282)	$0	$413,862

Comprehensive income:
Net income (loss)	—	—	(88,697)	—	—	—	—	—	—	(88,697)
Adjustment of minimum pension liability, net	—	—	—	—	—	—	—	—	(151)	(151)

Total comprehensive income	—	—	(88,697)	—	—	—	—	—	(151)	(88,848)
Common stock dividends, $0.26 per share	—	—	(7,175)	—	—	—	—	—	—	(7,175)
Stock options exercised	149	4,297	—	—	—	—	—	—	—	4,446
Issuance of restricted stock	2	74	—	—	(76)	—	—	—	—	—
Restricted stock forfeited	—	—	—	—	—	—	—	—	—	—
Executive stock repurchases	—	—	—	—	—	—	—	—	—	—
Issuance of notes receivable for stock purchases	—	—	—	—	—	—	—	—	—	—
Shares issued to directors and employees for services	22	921	—	—	—	—	—	—	—	943
Purchases of treasury stock	—	—	—	—	—	(3,908)	(166)	—	—	(166)
Other equity transactions, net	—	(3)	—	(375)	—	—	—	(4)	—	(382)
Benefits Trust asset remeasurement	—	17,622	—	—	—	—	—	(17,622)	—	—
Amortization of unearned compensation on restricted stock	—	—	—	—	2,217	—	—	—	—	2,217
Tax benefit related to stock plan activities	—	1,343	—	—	—	—	—	—	—	1,343

Balance at July 6, 2001, date of merger	$32,034	$163,786	$337,197	($16,520)	$0	(3,085,609)	($112,198)	($77,908)	($151)	$326,240

Elimination of pre-predecessor equity	($32,034)	($163,786)	($337,197)	$16,520	$0	3,085,609	$112,198	$77,908	$151	($326,240)
Net assets acquired	—	326,240	—	—	—	—	—	—	—	326,240
Capital contributed by Vivendi	1	873,759	—	—	—	—	—	—	—	873,760
Comprehensive income:
Net income	—	—	63,132	—	—	—	—	—	—	63,132
Adjustment of minimum pension liability, net	—	—	—	—	—	—	—	—	(385)	(385)

Total comprehensive income	—	—	63,132	—	—	—	—	—	(385)	62,747
Capital contribution by Vivendi	—	21,384	—	—	—	—	—	—	—	21,384
Distributions of Vivendi	—	(3,760)	—	—	—	—	—	—	—	(3,760)
Preferred stock dividend	—	—	(860)	—	—	—	—	—	—	(860)

Balance at December 31, 2001	$1	$1,217,623	$62,272	$0	$0	0	$0	$0	($385)	$1,279,511

Comprehensive income:
Net income	—	—	(790,057)	—	—	—	—	—	—	(790,057)
Other comprehensive loss, net of tax:	—	—	—	—	—	—	—	—	—	—
Adjustment of minimum pension liability, net	—	—	—	—	—	—	—	—	385	385

Total comprehensive income	—	—	(790,057)	—	—	—	—	—	385	(789,672)
Capital contribution by Vivendi	—	584,477	—	—	—	—	—	—	—	584,477
Preferred stock dividend and redemption costs	—	—	(8,615)	—	—	—	—	—	—	(8,615)

Balance at December 31, 2002 excluding acquisition accounted for as of December 31, 2002 (See Notes 1 and 4)	$1	$1,802,100	($736,400)	$0	$0	0	$0	$0	$0	$1,065,701

See accompanying Notes to Consolidated Financial Statements

HOUGHTON MIFFLIN COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of dollars)

	Predecessor Basis		Pre-predecessor Basis
	Year ended December 31, 2002	Period from July 7, 2001 to December 31, 2001	Period from January 1, 2001 to July 6, 2001	Year ended December 31, 2000
Cash flows provided by (used in) operating activities
Net income (loss)	($758,270)	$65,082	($87,199)	$58,403
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in losses of equity method investee	—	951	3,704	2,737
Other income	—	(908)	—	—
Depreciation and amortization expense	186,736	85,125	54,044	99,168
Amortization of unearned compensation on restricted stock	—	—	2,085	915
Goodwill impairment charge	775,000	—	—	—
Write-down of investment	—	—	500	4,553
Acquired in-process research and development	—	—	—	1,300
Changes in operating assets and liabilities:
Accounts receivable	5,557	99,859	(126,171)	(13,971)
Inventories	15,098	44,450	(13,885)	(43,368)
Accounts payable	28,275	(2,698)	51,224	3,331
Royalties, net	(1,399)	22,267	(16,751)	2,879
Deferred and income taxes payable	29,742	47,925	(42,425)	3,960
Interest payable/receivable on intercompany promissory notes	23,280	10,743	—	—
Other, net	(1,986)	(12,245)	66,869	(484)

Net cash provided by (used in) continuing operating activities	302,033	360,551	(108,005)	119,423
Net cash provided by (used in) discontinued operating activities	(17,310)	1,465	1,190	2,263

Net cash provided by (used in) operating activities	284,723	362,016	(106,815)	121,686

Cash flows used in investing activities
Purchase of marketable securities	(638)
Pre-publication expenditures	(95,178)	(45,572)	(42,841)	(87,249)
Acquisition of publishing and technology assets, net of cash acquired	(5,130)	(18,476)	(8,703)	(18,362)
Property, plant, and equipment expenditures	(39,519)	(16,836)	(13,778)	(22,318)
Other	—	—	—	(1,407)

Net cash used in continuing investing activities	(140,465)	(80,884)	(65,322)	(129,336)
Net cash provided by (used in) discontinued investing activities	16,775	(2,701)	(1,063)	(2,736)

Net cash used in investing activities	(123,690)	(83,585)	(66,385)	(132,072)

Cash flows provided by (used in) financing activities, excluding acquisition accounted for as of December 31, 2002 (See Notes 1 and 4)
Dividends paid on common stock	—	—	(7,175)	(14,980)
Dividends paid on redeemable preferred stock	(2,968)	—	—	—
Issuance (repayment) of commercial paper	—	(209,197)	25,406	162,433
Transaction costs paid on behalf of Vivendi	(17,888)	(81,147)	—	—
Issuance (repayment) of short-term financing	(1,247)	1,252	—	—
Proceeds from the issuance of long-term financing	106	—	148,796	—
Payment of long-term financing	—	(29,500)	—	(70,000)
Issuance (repayment) of intercompany working capital	(43,250)	30,680	—	—
Issuance of intercompany notes receivable	—	(125,000)	—	—
Collection of promissory notes	—	2,564	—	—
Exercise of stock options	—	—	—	9,849
Purchase of common stock	—	—	—	(74,690)
Issuance of redeemable preferred stock	—	125,000	—	—
Cash received from notes receivable from stock purchase agreements	—	16,500	—	—
Other	—	(410)	5,178	729

Net cash provided by (used in) continuing financing activities	(65,247)	(269,258)	172,205	13,341
Net cash provided by (used in) discontinued financing activities	(1,270)	1,210	(57)	(49)

Net cash provided by (used in) financing activities excluding acquisitions accounted for as of December 31, 2002 (Notes 1 and 4)	(66,517)	(268,048)	172,148	13,292

Increase (decrease) in cash and cash equivalents	94,516	10,383	(1,052)	2,906
Cash and cash equivalents at beginning of year	24,278	13,895	14,947	12,041

Cash and cash equivalents at end of year excluding acquisitions accounted for as of December 31, 2002 (Notes 1 and 4)	$118,794	$24,278	$13,895	14,947

Supplementary disclosure of cash flow information:
Income taxes (refunded)	$(17,728)	$286	$4,846	$35,935
Interest paid	$26,839	$16,267	$13,289	$32,816

See accompanying Notes to Consolidated Financial Statements

HOUGHTON MIFFLIN COMPANY

Notes to Consolidated Financial Statements

(Tabular data in thousands, except per share data)

(1)    Basis of Presentation

        The consolidated financial statements represent the accounts of Houghton Mifflin Company and its subsidiaries ("Houghton Mifflin" or the "Company"). Houghton Mifflin's principal business is publishing. Net sales are principally in the U.S., and our operations are classified into four operating segments (see Note 16). On December 30, 2002, Houghton Mifflin Holdings, Inc. ("HM Holdings"), a Delaware corporation, through its wholly owned subsidiary, Versailles Acquisition Corporation ("Versailles"), acquired all of the outstanding shares of Houghton Mifflin from Vivendi Communications North America Inc. ("VCNA"), a wholly owned subsidiary of Vivendi Universal S.A. ("Vivendi"), a Paris-based diverse media, entertainment, and communications concern. HM Holdings is a company beneficially owned by Thomas H. Lee Partners, L.P. and its affiliates ("THL"), Bain Capital, LLC and its affiliates ("Bain Capital"), and the Blackstone Group and its affiliates ("Blackstone"), collectively the "Managers." Vivendi had acquired, through VCNA and Soraya Merger, Inc. ("Soraya"), another wholly owned Vivendi subsidiary, all of the outstanding shares of Houghton Mifflin through a tender offer on July 7, 2001. Prior to the acquisition by Vivendi, the stock of the Company was publicly traded.

        The consolidated financial statements present the Company as of December 31, 2002 (successor basis reflecting the HM Holdings acquisition of Houghton Mifflin), the period July 7, 2001 through December 31, 2002 (predecessor basis for the period of Vivendi's acquisition and ownership of Houghton Mifflin), and the period January 1, 2000 through July 6, 2001 (pre-predecessor basis for the periods prior to Vivendi's acquisition of Houghton Mifflin). Based upon the relative insignificance of the Company's financial results for the day of December 31, 2002 in comparison to that of the full year results for the year ended December 31, 2002, the HM Holdings acquisition has been accounted for on December 31, 2002.

        In accordance with the requirements of purchase accounting, the assets and liabilities of Houghton Mifflin were adjusted to their estimated fair values and the resulting goodwill computed, as of the acquisition date, for both the HM Holdings and Vivendi transactions (see Note 4). The application of purchase accounting generally results in higher depreciation and amortization expense in future periods. Accordingly, and because of other effects of purchase accounting, the accompanying consolidated financial statements as of and for the periods prior to the Vivendi acquisition, as of and for the periods under Vivendi ownership and as of December 31, 2002, are not comparable.

(2)    Significant Accounting Policies

  Use of Estimates:

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The significant estimates that affect the financial statements include, but are not limited to, book returns, allowance for bad debts, recoverability of advances to authors, valuation and recoverability of inventory, depreciation and amortization periods, and recoverability of long-term assets such as property, plant, and equipment, capitalized pre-publication costs, other identified intangibles, and goodwill.

  Principles of Consolidation:

        The consolidated financial statements include the accounts of Houghton Mifflin and its majority-owned subsidiaries. All material intercompany accounts and transactions are eliminated in consolidation.

        Investments in 20% to 50% owned entities are accounted for on the equity method, while investments in entities less than 20% owned and for which Houghton Mifflin does not have significant influence are accounted for under the cost method.

  Revenue Recognition:

        Houghton Mifflin derives revenue primarily from the sale of textbooks and instructional materials, trade books, test materials, multimedia instructional programs, license fees for book rights and content, and services which include test development, test delivery, test scoring, and training.

        Revenues from textbooks and instructional materials, trade books, test materials and multimedia instructional programs are recognized in the period when persuasive evidence of an arrangement with the customer exists, the products are shipped and title has transferred to the customer, all significant obligations have been delivered, and collection is considered probable. As products are shipped with right of return, a provision for estimated returns on these sales is made at the time of sale, based on historical experience. Also, the cost of any inconsequential obligation related to the sale is accrued at that time. Textbooks shipped from a depository location are recorded one month in arrears based on information received from the depository. Shipping and handling fees are included in net sales. Costs incurred for shipping and handling are included in selling and administrative.

        Revenues for test delivery, test scoring, and training are recognized in the period when the services have been completed, the fee is fixed and determinable, and collection is probable. Revenues for fixed-priced contracts that require significant test development are recognized on a percentage-of-completion method. Losses on such contracts are recognized immediately when they become known.

        Houghton Mifflin enters into license agreements to license certain book publishing rights and content. The Company recognizes revenue on such arrangements, beginning when the contract is signed, the license term has begun, all obligations have been delivered to the customer, and collection is probable.

  Cash and Cash Equivalents:

        Cash and cash equivalents consist primarily of cash in banks and highly liquid investment securities that have maturities of three months or less when purchased. The carrying amount approximates fair market value due to the short-term maturity of these instruments.

  Marketable Securities:

        Marketable securities included in current assets consist of instruments with original maturities of three months to less than one year. At December 31, 2002, the securities consisted of time deposits and are stated at fair value, which approximates cost due to the short maturity of the instruments. The fair values are estimated based on quoted market prices.

  Inventories:

        Inventories are stated at the lower of cost (weighted average unit cost) or market. An estimate is made for inventory obsolescence based on marketplace demand for products currently on hand.

  Capitalized Internal Use Software:

        Houghton Mifflin capitalizes certain costs related to obtaining or developing computer software for internal use. Costs incurred during the application development stage including external direct costs of materials and services, and payroll and payroll related costs for employees who are directly associated with the internal-use software project, are capitalized and amortized on a straight-line basis over the expected useful life of the related software. Application development stage includes design, software configuration and integration, coding, hardware installation, and testing. Costs incurred during the preliminary stage, as well as maintenance, training and upgrades that do not result in additional functionality are expensed as incurred.

        Capitalized internal use software is included in property, plant and equipment on the consolidated balance sheet.

  Property, Plant, and Equipment:

        Houghton Mifflin's policy is to state property, plant, and equipment at cost. As of December 31, 2002, property, plant, and equipment are stated at fair value based upon the fair value allocation arising from the HM Holdings acquisition. At December 31, 2001, property, plant and equipment are stated at cost for assets acquired after July 7, 2001, the date of the Vivendi acquisition, and at fair value less depreciation for assets existing as of the date of the Vivendi acquisition. Equipment under capital leases is stated at the present value of minimum lease payments. Maintenance and repair costs are charged to expense as incurred, and renewals and improvements that extend the useful life of the assets are capitalized.

        Depreciation on property, plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Equipment held under capital leases and leasehold improvements are amortized straight-line over the shorter of the lease term or estimated useful life of the asset. Estimated useful lives of property, plant, and equipment are as follows:

Estimated Useful Life
Building and building equipment	10 to 35 years
Machinery and equipment	2 to 15 years
Capitalized software	3 to 5 years
Leasehold improvements	Lesser of useful life or lease term

  Pre-Publication Costs:

        Houghton Mifflin's investment in pre-publication costs is capitalized and amortized from the year of publication over three to five years using the sum-of-the-years digits method. This policy is used by all divisions, with the exception of the Trade and Reference division's non-reference publications, which are expensed as incurred and Riverside, which uses the straight-line method. The amortization period for each division best reflects the expected sales generated from individual titles or programs. Houghton Mifflin evaluates the remaining lives and recoverability of such costs, which is often dependent upon program acceptance by state adoption authorities. In conjunction with the assessment of fair values of Houghton Mifflin's assets when acquired by HM Holdings, existing pre-publication costs at the date of acquisition in the amount of $88.7 million were included as part of the publishing rights intangible asset. Similarly, in conjunction with Houghton Mifflin's acquisition of Kingfisher Publishing plc, $1.8 million of existing pre-publication costs were included in the publishing rights intangible assets.

        At the time of the Vivendi acquisition, $143.6 million of existing capitalized pre-publication costs were included in publishing rights as part of a similar valuation exercise performed.

        Amortization expense related to pre-publication costs is approximately $34.0 million for the year ended December 31, 2002, $29.0 million for the period January 1, 2001 through July 6, 2001, and $52.0 million for the year ended December 31, 2000. No amortization expense is recorded during the period July 7, 2001 through December 31, 2001 as the amounts capitalized in pre-publication costs represented expenditures for 2002 and later copyrights. Similarly, pre-publication costs remaining at December 31, 2002 represent expenditures relating to titles with copyright years of 2003 and later not captured in the valuation of the publishing rights. These amounts will be amortized beginning in the year of publication.

  Goodwill and Other Intangible Assets:

        Houghton Mifflin adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002. SFAS No. 142 requires goodwill and intangible assets with indefinite useful lives to no longer be amortized. Furthermore, goodwill and intangible assets determined to have an indefinite useful life that were acquired in a business combination completed after June 30, 2001, and before SFAS No. 142 was adopted in full were not amortized. Accordingly, following the Vivendi acquisition on July 7, 2001, Houghton Mifflin ceased all amortization of goodwill and intangibles with an indefinite useful life as of this date.

        SFAS No. 142 also requires the completion of a transitional impairment test within six months of adoption, with any impairment treated as a cumulative effect of a change in accounting principle. The Company completed the transitional impairment test at the end of December 2001 and determined that no impairment existed as of the date of adoption. The Company is also required to perform goodwill impairment tests on an annual basis.

        Other intangibles valued pursuant to the Vivendi and Testing Systems, Inc. acquisitions were amortized on a straight-line basis over their estimated useful lives between 5 and 15 years. All of these intangibles have since been revalued as part of the HM Holdings acquisition purchase price study (see Note 4).

        For acquisitions made prior to July 7, 2001, goodwill was amortized on a straight-line basis over the expected periods to be benefited (7 to 20 years); publishing rights and titles (5-15 years); and other intangibles (various).

  Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of:

        Effective January 1, 2002, Houghton Mifflin accounts for long-lived assets in accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the provisions of which superceded SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets

and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations for a Disposal of a Segment of a Business," which the Company applied prior to 2002.

        SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future net cash flows, an impairment charge is recognized as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of by sale are to be measured at the lower of their carrying amounts or fair value less the cost to sell the assets, whether reported in continuing operations or discontinued operations.

        Operating losses that have not yet been incurred are included as part of discontinued operations when incurred. SFAS No. 144 also broadened the reporting of discontinued operations to include components of an entity where the operations and cash flows of the component will be eliminated from the ongoing operations of the Company and the Company will not have any significant continuing involvement in the operations of the component.

  Income Taxes:

        Income taxes are accounted for under the asset and liability method of accounting pursuant to SFAS No. 109, "Accounting for Income Taxes." Under the provisions of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

        For the period July 7, 2001 through December 30, 2002, Houghton Mifflin was a member of Vivendi's United States consolidated tax group which includes other affiliated companies. The income tax payable related to the taxable income generated in this period is a balance due to an affiliate. The income tax provision has been calculated on the stand-alone method, as if Houghton Mifflin were filing its own U.S. consolidated group income tax returns. The amount of any taxes due Vivendi as of December 31, 2002 were capitalized as part of the acquisition.

        From December 31, 2002 forward, Houghton Mifflin will file stand-alone U.S. consolidated group income tax returns.

  Stock-Based Compensation:

        As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," Houghton Mifflin uses the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations to account for its employee stock-based compensation. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price of the option granted.

        The following table illustrates the effect on net income as if Houghton Mifflin had determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123:

	Year Ended December 31, 2002	Period July 7, 2001 through December 31, 2001	Period January 1, 2001 through July 6, 2001	Year Ended December 31, 2000
Net income (loss)
As reported available to common stockholders	$(798,672)	$62,272	$(88,697)	$55,824
Add back: Compensation on restricted stock	—	—	2,085	915
Deduct: Stock compensation expense	(1,822)	(640)	(9,315)	(4,709)

Pro forma	$(800,494)	$61,632	$(95,927)	$52,030

        The pro forma net loss for the period January 1, 2001 through July 6, 2001 includes a pro forma charge of approximately $5.7 million due to the acceleration of certain options.

  Comprehensive Income:

        Comprehensive income is defined as changes in the equity of an enterprise except those resulting from shareholder transactions. The amounts shown on the consolidated statement of stockholders' equity relate to minimum pension liabilities.

  Advertising Costs:

        Advertising costs are charged to selling and administrative expenses as incurred. Advertising costs were $26.1 million, $11.7 million, $13.1 million, and $19.6 million for the year ended December 31, 2002, the period from July 7, 2001 to December 31, 2001, the period from January 1, 2001 to July 6, 2001, and the year ended December 31, 2000, respectively.

  Derivative Instruments and Hedging Activities:

        All derivative instruments are recorded on the balance sheet at their respective fair values. Gains and losses on derivatives that are not designated hedges are adjusted to fair value through net income. Houghton Mifflin has not held any derivative instruments or engaged in any hedging activities in the year ended December 31, 2002 or periods from July 7, 2001 to December 31, 2001 and January 1, 2001 to July 6, 2001 and the year ended December 31, 2000.

  Reclassifications:

        Certain prior year amounts have been reclassified to conform to the current period presentation for comparability purposes.

  Recent Accounting Pronouncements:

        In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements. SFAS No. 145 rescinds SFAS No. 4 and SFAS No. 64, which was an amendment to SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, gains and losses from debt extinguishment are classified as extraordinary only if they meet the criteria in APB No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a

Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 145 also amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. Additionally, SFAS No. 145 rescinds SFAS No. 44 as it is no longer necessary and makes technical corrections to existing pronouncements. SFAS No. 145 became effective for the period ended December 31, 2002 and did not have any effect on the financial statement periods presented. See Note 19 for discussion of the effect in 2003 from debt refinancings undertaken in 2003.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement supersedes Emerging Issues Task Force ("EITF") No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." Under SFAS No. 146, a liability for a cost associated with a disposal or exit activity is recognized at fair value when the liability is incurred rather than at the date of an entity's commitment to an exit plan as required under EITF 94-3. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early adoption permitted. Accordingly, SFAS No. 146 may affect Houghton Mifflin in the future as it pertains to the timing of recognizing future restructuring costs as well as the amounts recognized.

        In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN No. 45 are applicable for financial statements of interim periods ending after December 15, 2002. The adoption of FIN No. 45 did not have a material impact on the Company's results of operations or financial condition.

        In November 2002, the FASB Emerging Issues Task Force released Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. EITF 00-21 establishes three principles: (a) revenue arrangements with multiple deliverables should be divided into separate units of accounting; (b) arrangement consideration should be allocated among the separate units of accounting based on their relative fair values; and (c) revenue recognition criteria should be considered separately for separate units of accounting. EITF 00-21 is effective for all arrangements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. The Company is currently reviewing the impact of EITF 00-21.

        On January 17, 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB 51." The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIE. This new model for consolidation applies to an entity which either: (a) the equity investors (if any) do not have a controlling financial interest; or (b) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. The adoption of FIN 46 has not had any significant impact on the Company's results of operations or financial position.

        In May 2003, the FASB issued SFAS No. 150, "Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity," which establishes standards for how an issuer of financial instruments classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception, variations in something other than the fair value of the issuer's equity shares or variations inversely related to changes in the fair value of the issuer's equity shares. Many such instruments were previously classified by issuers as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Houghton Mifflin is currently reviewing the impact of SFAS No. 150.

(3)    Balance Sheet Information

  Inventories:

        Inventories, net of applicable reserves, at December 31, 2002 and 2001 consist of the following:

	2002	2001
Finished goods	$193,834	$195,496
Work in process	7,519	8,071
Raw materials	6,573	8,665

Inventory, net	$207,926	$212,232

        Included in inventory at December 31, 2002 is $9.9 million of inventory step-up resulting from the purchase accounting fair value adjustment from the HM Holdings acquisition. Included in inventory at December 31, 2001 is $4.4 million of inventory step-up remaining from the purchase accounting fair value adjustment from the Vivendi acquisition.

        The results from operations for the year ended December 31, 2002 includes amortization of the remaining $4.4 million of inventory step-up recorded at the time of the acquisition by Vivendi. Included in the results from operations for the period July 7, 2001 to December 31, 2001 was $22.0 million of inventory step-up amortization resulting from the step-up recorded at the time of the Vivendi acquisition.

  Property, Plant, and Equipment:

        Balances of major classes of assets and allowances for depreciation and amortization at December 31, 2002 and 2001, are as follows:

	2002	2001
Land and land improvements	$4,774	$4,761
Building and building equipment	13,472	13,909
Machinery and equipment	51,254	52,193
Capitalized software	39,145	30,627
Leasehold improvements	9,161	7,344

Total	117,806	108,834
Less: accumulated depreciation and amortization	—	(8,322)

Property, plant and equipment, net	$117,806	$100,512

        Machinery and equipment includes equipment in the amount of $2.2 million under capital leases at December 31, 2002 and December 31, 2001. Depreciation and amortization expense was approximately $30.0 million for the year ended December 31, 2002, including amortization of the equipment under capital leases of $0.9 million.

        Depreciation and amortization expense was $8.3 million, including amortization of the equipment under capital lease of $0.5 million, for the period July 7, 2001 through December 31, 2001, $8.9 million for the period January 1, 2001 through July 6, 2001, and $16.2 million in 2000.

        Consistent with the requirements of purchase accounting, the estimated fair values of property, plant, and equipment as of December 31, 2002 have been established through the purchase price study performed at the HM Holdings acquisition date.

  Benefits and Rabbi Trust:

        Prior to the acquisition by Vivendi, Houghton Mifflin had a Benefits Trust, or Trust, that consisted primarily of 1.3 million shares of Houghton Mifflin's common stock purchased from Houghton Mifflin's treasury shares at quoted market prices in 1992. The Trust was available to fund certain compensation and benefit plan obligations. The common stock was carried at market value with changes in share price from prior reporting periods reflected as an adjustment to capital in excess of par value.

        As part of the acquisition with Vivendi, the Trust shares were acquired by Vivendi and $78 million was deposited in the Trust. Of this amount, $37 million was used to establish a Rabbi Trust and the remaining $41 million was used to pay certain compensation and benefit plan obligations in the second half of 2001.

        As of December 31, 2002 and 2001, Houghton Mifflin's balance in the Rabbi Trust is $17.6 million and $25.8 million, respectively, consisting of cash or cash equivalents and is included in other assets on the balance sheet. Houghton Mifflin maintains a Rabbi Trust for the purposes of funding payments made to senior executives and directors in connection with the following plans: directors retirement, deferred compensation, supplemental executive retirement, and supplemental savings. The liabilities associated with these plans are $16.2 million and $16.4 million at December 31, 2002 and 2001, respectively, and are included in other long-term liabilities on the balance sheet.

(4)    Acquisitions

  HM Holdings, Inc. acquisition of Houghton Mifflin:

        On December 30, 2002, HM Holdings, through its wholly owned subsidiary, Versailles, acquired all of the outstanding common stock of Houghton Mifflin for $1,226.4 million plus the assumption of $375.4 million of debt. In addition, $40.3 million of acquisition expenses, of which $6.6 million was unpaid at December 31, 2002, were incurred in connection with the acquisition including amounts paid to the Managers (see Note 9). Versailles was subsequently merged into Houghton Mifflin and Houghton Mifflin is now directly owned by HM Holdings. The acquisition has been accounted for as a purchase transaction in accordance with SFAS No. 141, "Business Combinations."

        The $588.0 million excess of the purchase price over the estimated fair values of the net tangible assets and separately identifiable intangible assets of Houghton Mifflin was recorded as goodwill. Since this was a stock acquisition, none of this goodwill is expected to be tax deductible. The purchase price was allocated among tangible and intangible assets acquired and liabilities assumed based on estimated fair values at the transaction date. The following represents the allocation of the purchase price that has been recorded as of December 31, 2002:

Current assets	$574,783
Property, plant, and equipment	117,659
Other assets	93,690
Goodwill	587,985
Other identified intangibles	974,500
Current liabilities	(259,569)
Long term debt	(359,072)
Other long term liabilities	(463,257)

Allocated purchase price	$1,266,719

        The $588.0 million of goodwill was allocated as follows: $405.9 million to the K-12 Publishing segment, $140.9 million to the College Publishing segment, $2.5 million to the Trade and Reference Publishing segment, and $38.7 million to the Other segment.

        Other identified intangibles acquired consist of the following:

Asset	Fair Value	Estimated Useful Life
Tradenames and trademarks	$290,200	Indefinite
Publishing rights	679,100	11-18 years
Customer-related	5,200	12 years

        The weighted average life of acquired identified intangibles, subject to amortization, is approximately 14 years. Goodwill and tradenames and trademarks are not amortized but will be tested for impairment on an annual basis or at an interim date if indicators of impairment exist.

        Publishing rights are contractual relationships between an author and Houghton Mifflin, as well as rights to other titles developed internally or acquired by Houghton Mifflin, whereby Houghton Mifflin has the right to sell that work in the future. These rights allow Houghton Mifflin to publish and republish an author's existing and future works and create new works and content based on the author's prior works. The fair market value of the publishing rights at the date of the HM Holdings acquisition was determined by discounting the after tax cash flows projected to be derived from the publishing rights and titles to its net present value using a rate of return that accounted for the time value of money and the appropriate degree of risk. Through the HM Holdings valuation, the useful life of the publishing rights is estimated between 11 and 18 years based on the product life cycles attributable to Houghton Mifflin's different divisions and product lines, as well as the lives of the various copyrights involved. Amortization is calculated using the percentage of the projected operating income before taxes derived from the titles in the current year as a percentage of the total estimated operating income over the estimated useful lives. The publishing rights and customer-related intangible assets will be amortized on an accelerated basis commensurate with their estimated useful lives. Approximately 74% of the estimated amortization is projected to occur in the first five years.

        A step-up of $9.9 million was recorded in order to fair value inventory at the date of acquisition. This inventory step-up will be expensed through cost of sales as the acquired inventory is sold.

        A step-down of $15.6 million was recorded in order to fair value the assumed debt at the acquisition date. This step-down will be expensed through interest expense over the life of the debt.

        Included in plant, property, and equipment is a $7.5 million step-up for internally developed software with an estimated life of approximately 3 years.

        The Company recorded restructuring charge reserves of $6.6 million in connection with the acquisition relating to identified employee severance and facility consolidation plans (see Note 17).

        The following unaudited financial information presents the results of operations of Houghton Mifflin as if the HM Holdings acquisition had occurred at the beginning of each of the periods presented. The unaudited pro forma financial information is not necessarily indicative of the actual results that would have been achieved had the acquisition actually been consummated as of January 1, nor is it necessarily indicative of the future results of operations.

	2002	2001
Revenues	$1,194,568	$1,129,208
Loss from continuing operations before taxes, income (loss) from discontinued operations, and preferred stock dividend	(74,135)	(130,354)
Net loss	(59,034)	(109,971)

  Acquisition of Kingfisher Publishing plc:

        On December 30, 2002, subsequent to the acquisition of Houghton Mifflin by HM Holdings, Houghton Mifflin acquired Kingfisher Publishing plc ("Kingfisher"), a U.K.-based company that publishes reference materials and fiction and nonfiction books for children. Houghton Mifflin acquired all the stock of Kingfisher from Vivendi for $3.9 million in cash. The excess of $0.2 million of the purchase price over the estimated fair values of the net assets of Kingfisher was recorded as goodwill. Since Houghton Mifflin acquired the stock of Kingfisher, the goodwill is not expected to be tax deductible. Kingfisher has been integrated into the Trade and Reference Publishing segment. The purchase price was allocated among tangible and intangible assets acquired and liabilities assumed based on fair values at the transaction date. The following represents the preliminary allocation of the purchase price:

Current assets	$6,714
Property, plant, and equipment	174
Goodwill	220
Other identified intangibles	6,400
Current liabilities	(4,750)
Other liabilities	(4,878)

Allocated purchase price	$3,880

        Other identified intangibles consists of publishing rights with an estimated fair value of $6.4 million and an estimated life of 18 years. The publishing rights are being amortized on an accelerated basis that will result in the majority of the balance being amortized in the first nine years.

        The cash flows used in financing the acquisitions of the Company and Kingfisher Publishing plc on December 30, 2002 are summarized below:

Proceeds from issuance of senior term debt	$175,000
Proceeds from issuance of senior subordinated bridge loan	500,000
Proceeds from equity contribution from Houghton Mifflin Holdings, Inc.	615,000
Acquisition of company stock from Vivendi including direct costs	(1,251,869)
Acquisition of Kingfisher Publications, plc	(3,880)
Payment of deferred financing costs and other	(75,248)

Net cash used in funding the acquisition	$(40,997)

        Changes in stockholders equity resulting from the acquisition of the Company on December 30, 2002 are summarized below:

	Common stock $1 par value	Capital in excess of par value	Retained earnings	Total
Elimination of predecessor equity	$(1)	$(1,802,100)	$736,400	$(1,065,701)

Capital contribution by HM Holdings	1	614,999	—	615,000
Balance at December 31, 2002	$1	$614,999	$—	$615,000

  Vivendi Universal S.A. acquisition of Houghton Mifflin:

        On July 7, 2001, Vivendi, through its wholly owned subsidiaries, VCNA and Soraya, acquired all of the outstanding common stock of Houghton Mifflin for $1,734.7 million plus assumption of $613.7 million of debt. Soraya was subsequently merged into Houghton Mifflin. After the acquisition, Houghton Mifflin was directly owned by VCNA until the sale of Houghton Mifflin to HM Holdings on December 30, 2002. The $1,313.7 million excess of the purchase price over the estimated fair values of the net assets of Houghton Mifflin at the time of the Vivendi acquisition was recorded as goodwill. Since this was a stock acquisition, none of the goodwill was tax deductible. A purchase price study was performed in order to assess and allocate the purchase price among tangible and intangible assets acquired and liabilities assumed based on fair values at the transaction date. The following represents the allocation of the purchase price that was pushed down to Houghton Mifflin at the time of the acquisition:

Current assets	$616,435
Property, plant, and equipment	87,949
Other assets	150,855
Goodwill	1,313,743
Other identified intangibles	1,013,379
Current liabilities	(633,619)
Long term debt	(382,612)
Other long term liabilities	(431,438)

Allocated purchase price	$1,734,692

        The $1,313.7 million of goodwill was allocated as follows: $900.9 million to the K-12 Publishing segment, $364.5 million to the College Publishing segment and $48.3 million to the Trade and Referencing Publishing segment.

        Other identified intangibles acquired consisted of the following:

Asset	Fair Value	Estimated Useful Life
Tradenames and trademarks	$301,000	Indefinite
Publishing rights	706,000	30 years
Leases	6,379	5.67 years

        The tangible and intangible assets identified at the time of the Vivendi acquisition have since been revalued as part of the purchase price study undertaken at the time of the HM Holdings acquisition as discussed previously in this note.

        A step-up of $26.4 million was recorded in order to fair value inventory at the date of acquisition. This inventory step-up was expensed through cost of sales as the acquired inventory was sold. In addition a purchase accounting adjustment of $16.3 million was recorded to reverse the LIFO inventory reserve existing as of the acquisition date, the result of which was an additional step-up in inventory value.

        A step-up adjustment of $7.3 million was recorded in order to fair value the assumed debt at the acquisition date. This amount was being amortized over the life of the debt. A credit to interest expense of $1.9 million and $1.0 million was recorded for the year ended December 31, 2002 and the period July 7, 2001 through December 31, 2001, respectively.

        A fair value adjustment of $6.4 million was recorded to fair value certain leases. This amount was being amortized over the lease terms to rent expense. Amortization of $1.1 million and $0.6 million was recorded for the year ended December 31, 2002 and the period July 7, 2001 through December 31, 2001, respectively.

        Concurrent with the acquisition, Vivendi sold four of its wholly owned subsidiaries, Educational Resources, Inc., Roger Wagner Publishing, Inc., Larousse Kingfisher Chambers, Inc., and Curriculum Advantage, Inc. to Houghton Mifflin for approximately $7.4 million. At the time of sale to Houghton Mifflin, these subsidiaries had net assets, excluding amounts due to or from Vivendi, of approximately $24.0 million for Educational Resources, Inc., $3.1 million for Roger Wagner Publishing, Inc., $1.1 million for Larousse Kingfisher Chambers, Inc., and $0.6 million for Curriculum Advantage, Inc. The transaction was accounted for as a reorganization of entities under common control. The assets and liabilities of the subsidiaries were recorded at their book values as of July 7, 2001 and the excess of $21.4 million of the net assets acquired over the purchase price were accounted for as a contribution to capital.

        Larousse Kingfisher Chambers, Inc., a distributor of trade books, was combined with Houghton Mifflin's Trade and Reference division in the Trade and Reference Publishing segment. Curriculum Advantage, Inc., a technology company providing LAN-based learning solutions to K-12 teachers, was combined with Classwell in the K-12 Publishing segment. Houghton Mifflin entered into an agreement on March 31, 2003 to sell Curriculum Advantage (see Note 19). Educational Resources, Inc. and Roger Wagner Publishing, Inc., distributors and developers of multimedia instructional products sold primarily to the elementary through high school markets, were combined with Sunburst Technology Corporation ("Sunburst"), a wholly owned subsidiary of Houghton Mifflin, which was sold on October 1, 2002. Curriculum Advantage, Educational Resources, Roger Wagner and Sunburst have been accounted for as discontinued operations in the accompanying financial statements (see Note 6).

  Acquisition of Testing Systems, Inc.:

        On December 21, 2001, Houghton Mifflin acquired Testing Systems, Inc. ("TSI"), an adult testing company that specializes in administering and developing examinations and providing license support services for the regulatory licensing, professional certification, and employment markets. Houghton Mifflin acquired all the stock of TSI from Thomson Newsprint, Inc., for $17.7 million in cash. The excess of $13.0 million of the purchase price over the estimated fair values of the net assets of TSI was recorded as goodwill. Since Houghton Mifflin acquired the stock of TSI, the goodwill is not tax deductible. TSI has been integrated into Computer Adaptive Technologies, Inc. ("CAT"), (the combined operations being renamed Promissor, Inc), and the consolidated financial statements include the effect of TSI from the date of acquisition in the Other segment. A purchase price study was performed in order to assess and allocate the purchase price among tangible and intangible assets acquired and liabilities assumed based on fair values at the transaction date. The following represents the allocation of the purchase price:

Current assets	$3,740
Property, plant, and equipment	5,392
Other assets	359
Goodwill	12,991
Other identified intangibles	5,400
Current liabilities	(10,190)

Allocated purchase price	$17,692

        Other identified intangibles consisted of customer-related intangible assets with an estimated fair value of $5.4 million and an estimated life of 15 years. Included within property, plant and equipment is internally developed software with an estimated fair value of $3.2 million and an estimated life of approximately 2 years. The tangible and intangible assets identified at the time of the TSI acquisition, that remain in use by the Company, have been revalued as part of the purchase price study undertaken at the time of the HM Holdings acquisition as discussed previously in this note.

  Formation and Subsequent Acquisition of Classwell Learning Group, Inc.:

        Houghton Mifflin, Sylvan Ventures ("Sylvan"), and Inception Capital ("Inception"), launched Classwell pursuant to an Investors' Rights Agreement on September 6, 2000, as an online education company engaged to provide elementary and high school teachers with new teaching and learning resources. Houghton Mifflin invested $7.0 million in cash and contributed other assets for an ownership interest of approximately 32% on a diluted basis. Houghton Mifflin accounted for its interest in Classwell Learning Group, Inc. ("Classwell") on the equity method. Change of control provisions in the Investors' Rights Agreement allowed Sylvan and Inception to exercise a right to compel Houghton Mifflin to purchase their respective 41.7% and 24.7% interests at pre-determined prices. Upon Vivendi's acquisition of Houghton Mifflin, Inception exercised its right on August 13, 2001, and Houghton Mifflin purchased Inception's interest for $15.0 million, increasing Houghton Mifflin's interest to 56.7%. Subsequent to August 13, 2001, Houghton Mifflin accounted for its investment in Classwell on a consolidated basis. On October 5, 2001, Sylvan exercised its right and accordingly Houghton Mifflin purchased Sylvan's interest for $31.8 million, increasing Houghton Mifflin's interest to 98.4%. In November, 2002, the remaining 1.6% minority interests were acquired.

  Acquisition of Virtual Learning Technologies, Inc.:

        On May 3, 2000, Houghton Mifflin acquired the net assets of Virtual Learning Technologies, Inc. ("VLT"), an educational testing company specializing in online assessments. VLT has been integrated into Riverside. This acquisition was accounted for as a purchase, and the assets acquired, liabilities assumed, and results of operations are included in Houghton Mifflin's consolidated financial statements from the date of the acquisition in the K-12 Publishing segment. Net cash consideration amounted to approximately $14.6 million. The cost of the acquisition was allocated on the basis of the estimated fair market value of the assets acquired and liabilities assumed, including acquired in-process research and development. A charge for acquired in-process research and development of $1.3 million was also recorded as part of the acquisition. Goodwill and other intangible assets of $12.8 million were recorded as part of the acquisition. The tangible and intangible assets identified at the time of the VLT acquisition, that remain in use by the Company, have been revalued as part of the subsequent acquisitions of Houghton Mifflin by Vivendi and HM Holdings, respectively.

(5)    Goodwill and Other Intangible Assets

        Goodwill and other intangible assets at December 31, 2002 and 2001 consist of the following:

	2002	Accumulated Amortization	2001	Accumulated Amortization
Goodwill	$588,205		$1,304,919
Trademarks and tradenames	290,200		298,262
Publishing rights	685,500	$—	704,789	$76,254
Customer related and other	5,200	—	11,700	549

Total	$1,569,105	$—	$2,319,670	$76,803

        The following table gives effect to the adoption of SFAS No. 142 as if the provisions had been adopted as of January 1, 2000.

	Predecessor Basis		Pre-predecessor Basis

	Year ended December 31,	Period from July 7, 2001 to December 31,	Period from January 1, 2001 to July 6,	Year ended December 31,
	2002	2001	2001	2000
Net income (loss)
Reported net income (loss) applicable to common stockholders	$(798,672)	$62,272	$(88,697)	$55,824
Add back: goodwill amortization after tax	—	—	8,629	16,357

Adjusted net loss applicable to common shareholders	$(798,672)	$62,272	$(80,068)	$72,181

        Changes in the net carrying amount of goodwill for the year ended December 31, 2002 were as follows:

	K-12	College	Trade	Other	Total
Balance at December 31, 2001	$886,887	$356,287	$43,892	$17,853	$1,304,919
Impairment	(505,402)	(226,335)	(43,263)	—	(775,000)

	$381,485	$129,952	$629	$17,853	$529,919

Elimination of predecessor goodwill	(381,485)	(129,952)	(629)	(17,853)	(529,919)
Purchase accounting at December 31, 2002	405,877	140,876	2,717	38,735	588,205

	$405,877	$140,876	$2,717	$38,735	$588,205

        In September 2002, Houghton Mifflin began assessing the recoverability of goodwill because certain indicators of possible impairment were present, the most significant of which was the potential sale of Houghton Mifflin by Vivendi at an estimated selling price that was below the net book value of its net assets. The Company performed an assessment of the carrying value of its long-lived assets, other than goodwill, and determined that these assets were not impaired at that time. The Company measured the goodwill impairment on an implied residual basis by deducting the fair value of all assets and liabilities from the total estimated fair value of the Company to determine residual goodwill. The impairment of goodwill was measured as the excess of recorded goodwill over its implied residual value. As a result of the assessment, the Company recorded a $775.0 million impairment charge.

        There was no amortization expense related to goodwill in 2002 and for the period July 7, 2001 through December 31, 2001, $14.9 million for the period January 1, 2001 through July 6, 2001 and $28.2 million for year ended December 31, 2000.

        Amortization expense for publishing rights and other intangibles was approximately $122.7 million in 2002, $76.8 million for the period from July 7, 2001 through December 31, 2001, $1.2 million for the period January 1, 2001 through July 6, 2001 and $2.7 million in 2000.

        Estimated aggregate amortization expense expected for each of the next five years in respect of intangibles subject to amortization is as follows:

	Publishing Rights	Customer-related
2003	$145,188	$998
2004	125,401	829
2005	96,684	686
2006	76,631	567
2007	60,109	469
Thereafter	181,487	1,651

        Long-term assets of discontinued operations at December 31, 2001 include goodwill of $27.9 million at December 31, 2001, trademarks of $2.7 million at December 31, 2001, and publishing rights of $1.3 million at December 31, 2001.

(6)    Discontinued Operations

        On October 1, 2002, Houghton Mifflin disposed of Sunburst for $22.8 million in cash, adjusted for working capital as defined in the sale agreement. This disposal resulted in an impairment charge of $31.9 million, including goodwill of $27.9 million and other intangible assets of $1.4 million, recorded in the third quarter of 2002. Sunburst focused on the development, marketing, and distribution of multimedia products sold primarily to the elementary and secondary school markets. The assets and liabilities, results from operations and cash flows of Sunburst have been segregated and classified as discontinued operations in the accompanying financial statements. Sunburst had net sales of $58.4 million, $11.0 million, $13.3 million and $25.9 million and operating income (loss) before taxes and the impairment charge of $3.5 million, $1.7 million, ($2.6) million and ($4.5) million in the year ended December 31, 2002, the periods July 7, 2001 through December 31, 2001 and January 1, 2001 through July 6, 2001 and year ended December 31, 2000, respectively.

        In December 2002, Houghton Mifflin made the decision to dispose of Curriculum Advantage (see Note 19). The assets, liabilities, results from operations, and cash flows of Curriculum Advantage have been segregated and classified as discontinued operations in the accompanying financial statements. Curriculum Advantage had net sales of $6.2 million and $5.5 million and loss before taxes of $(3.3) million and $(5.0) million in the year ended December 31, 2002 and the period July 7, 2001 through December 31, 2001, respectively.

(7)    Long Term Debt

        Long-term debt at December 31, 2002 and 2001 consists of the following:

	2002	2001
$150,000 of 7.20% senior secured notes due March 15, 2011, interest payable semi-annually	$135,435	$150,896
$125,000 of 7.00% senior secured notes due March 1, 2006, interest payable semi-annually	121,138	127,478
$100,000 of 7.125% senior secured notes due April 1, 2004, interest payable semi-annually	102,500	102,512
5.52% unsecured note due October 12, 2007, interest payable semi-annually	—	500
Senior secured credit facility	175,000
Senior subordinated bridge loan	500,000
Other	317	1,252

	1,034,390	382,638
Less: current portion of long term debt	317	935

Long term debt, excluding current installments	$1,034,073	$381,703

        Long-term debt due in each of the next five years is as follows:

Year
2003	$317
2004	102,500
2005	—
2006	121,138
2007	—

        On December 30, 2002, the Company entered into a $725 million Senior Secured Credit Facility ("Facility") with several banks, including a revolving credit agreement ("Revolver") and a term loan agreement ("Term Loan B") for which the Company incurred fees of $32.4 million. The fees have been capitalized in other assets and will be amortized over the life of the Facility. Under the Revolver, the Company can borrow up to $325 million. The Revolver has a maturity date of December 30, 2008. Borrowings bear interest at the London Interbank Offered Rate ("LIBOR") plus applicable margin or the Prime Rate plus applicable margin (as defined in the Facility), at the option of the Company. There were no drawings on the Revolver as of December 31, 2002.

        Under the Term Loan B agreement, the Company has the ability to borrow up to $400 million. Borrowings bear interest at LIBOR plus applicable margin or the Prime Rate plus applicable margin (as defined in the Facility), at the option of the Company. The Term Loan B agreement allowed the Company to borrow $175 million on the acquisition date of the Company and allowed two additional borrowings, Delayed Draw Term Loans, up to an aggregate of $225 million on or after the acquisition date of the Company, but no later than January 20, 2003. The Facility restricted the use of the proceeds to finance the acquisition and related fees and expenses, refinancing Company indebtedness and in the case of Delayed Draw Term Loans, debt tenders. Quarterly principal payments, commencing on March 31, 2004, are due and payable on the aggregate amount of Term Loan B outstanding. In any event, the borrowings under the Term Loan B agreement are due and payable no later than December 30, 2010 or earlier under certain conditions. At December 31, 2002 the Company had drawn $175 million under Term Loan B at an interest rate of 7.0%. The Facility contains certain covenants, the most restrictive of which require the Company to maintain certain interest coverage, leverage, and senior leverage ratios, as defined, under the terms of the Facility.

        On January 30, 2003, the Company refinanced the amounts outstanding under the Term Loan B and later amended the revolving credit agreement (see Note 19).

        On December 30, 2002, the Company entered into a $500 million Senior Subordinated Bridge Loan Agreement ("Bridge Loan Agreement") with several banks for which the Company incurred fees of $22.3 million. These fees were capitalized in other assets and are being amortized over the life of the Bridge Loan Agreement. The Bridge Loan Agreement restricted the use of the proceeds to finance the acquisition of the Company and to pay related fees and expenses. Borrowings bear interest at the greater of the applicable minimum rate or the applicable margin plus the adjusted LIBOR rate (as defined in the Bridge Loan Agreement). The interest rate at December 31, 2002 was 10.5%. In the event certain reporting requirements are not met (as defined in the Bridge Loan Agreement), interest accrues at the rate of 15% on the unpaid principal amount for the period beginning April 30, 2003 and ending on the date of delivery of these financial statements. The initial maturity date of the Bridge

Loan Agreement is December 30, 2003, which, to the extent unpaid, will automatically be converted to an Extended Loan (as defined in the Bridge Loan Agreement). In the event the loan is converted to an Extended Loan the maturity date is December 30, 2012. The loan can be repaid in part or in whole upon proper notice and under certain circumstances the Bridge Loan Agreement requires mandatory repayments. The Bridge Loan Agreement contains certain covenants, the most restrictive of which restricts asset sales, certain restricted payments (as defined in the Bridge Loan Agreement) and incurrence of indebtedness.

        On January 30, 2003, the Company refinanced the $500 million Senior Subordinated Bridge Loan (see Note 19).

        The 7.20%, 7.00%, and 7.125% senior secured notes were assumed by HM Holdings upon acquiring Houghton Mifflin. Accordingly, these notes were recorded at their fair values based on published market prices at the acquisition date. The 7.20%, 7.00% and 7.125% notes had fair values of $135.4 million, $121.1 million, and $102.5 million and yields of 8.871%, 8.104% and 5.19%, respectively. At the date of the Vivendi acquisition, the 7.20%, 7.00%, and 7.125% notes had fair values of $150.9 million, $127.8 million and $103.1 million and yields of 7.107%, 6.436%, and 5.881%, respectively. Other debt principally represents the net present value (lease payments excluding interest) of capital leases in connection with equipment acquired in 2001. The amount of debt discount or premium recorded on fair valuing these notes in connection with purchase accounting will be amortized over the remaining term of the respective note.

        On January 3, 2003, Houghton Mifflin repurchased $99.2 million of the outstanding $100.0 million of 7.125% due April 4, 2004 (see Note 19). On February 13, 2003, Houghton Mifflin repurchased $125.0 million of 7.0% notes due March 1, 2006 (see Note 19).

        Prior to the HM Holdings acquisition, Houghton Mifflin utilized Vivendi for its short-term credit needs (see Note 9).

(8)    Redeemable Preferred Stock

        In October 2001, Houghton Mifflin issued 75,000 shares of Auction Market Preferred Stock ("the Preferred") of one of its subsidiaries, McDougal Littell Inc. ("McDougal"), to a financial institution at a price of $1,667 per share, resulting in proceeds of $125.0 million. The proceeds were subsequently transferred to Universal Music Video Distribution ("UMVD"), and then to Vivendi Universal Holding I Corporation ("VUHI"), both subsidiaries of Vivendi, in exchange for an intercompany loan receivable. In addition, as a condition of the Preferred offering, Houghton Mifflin borrowed $0.5 million from the financial institution pursuant to a note payable. The note had an interest rate of 5.52% and had an original maturity of October 2007. The proceeds from this note were also ultimately loaned to VUHI.

        The Preferred carried an annual dividend rate of 4.75%, payable quarterly; was senior to McDougal's common stock; had voting privileges equal to common; and had a liquidation preference of $1,667 per share.

        As a result of HM Holdings' acquisition of Houghton Mifflin and under the conditions of the Preferred, the cessation of Vivendi holding a majority of the stock of both McDougal and Houghton

Mifflin caused the auction process to be accelerated. On December 30, 2002, through the competitive bid process defined by the Certificate of Rights, Powers, Designations and Preferences relating to McDougal Littell's Auction Market Preferred Stock ("AMPS"), Houghton Mifflin redeemed and canceled the Preferred. The redemption payments of the Preferred were made by VUHI on behalf of Houghton Mifflin. The redemption payment totaled $136.1 million and included the $125.0 million face value of the Preferred, which was offset by a notes receivable from VUHI, $1.5 million of deferred but unpaid dividends and $9.6 million of breakage costs and fees. The $0.5 million note was also paid, with accrued interest, on December 30, 2002.

(9)    Contributed Capital and Related Party Transactions

  Management Fee:

        A management fee amounting to $6.0 million was paid to Vivendi in 2002 to cover certain administrative activities performed by Vivendi on behalf of the Company. Management believes that the charges from Vivendi were allocated on a reasonable basis; however, such allocated costs are not intended to represent Houghton Mifflin costs on a standalone basis.

  Contributed Capital from Related Parties:

        Vivendi funded the working capital requirements of its businesses based upon a centralized cash management system. These cash pooling arrangements provided Vivendi the ability to fund Houghton Mifflin's short-term financing needs and Houghton Mifflin to transfer excess cash from its operations to Vivendi. The net receivable or payable balance was classified by Houghton Mifflin as either intercompany receivables or borrowings in the current assets or liabilities section of the balance sheet, as appropriate. Other net cash transfers are reflected in the consolidated statements of equity and comprehensive income, as contributed capital.

  Borrowings:

        During the year ended December 31, 2002 and the period July 7, 2001 to December 31, 2001, Houghton Mifflin had one acquisition-related promissory note payable directly to Vivendi and two promissory notes payable to VCNA. All three notes were due on demand and interest rates were adjusted quarterly to LIBOR plus 1.2% from January 1, 2002 to September 30, 2002 and from July 7, 2001 to December 31, 2001 and LIBOR plus 2.5% for the period of October 1, 2002 to December 30, 2002. The actual interest rate payable on the notes ranged between 3.03% and 4.26% for the year ended December 31, 2002 and between 3.61% and 3.82% from July 7, 2001 to December 31, 2001. In accordance with the terms of the sale agreement, Vivendi, through its wholly owned subsidiary VCNA, capitalized these loans, including accrued interest, on December 30, 2002 in the amount of $565 million.

        Cumulative net working capital loans pursuant to the cash pooling arrangements with Vivendi from the date of acquisition to December 30, 2002 of $71.5 million were repaid to Houghton Mifflin prior to the consummation of the sale of the business to HM Holdings. Borrowings pursuant to the cash pooling arrangements at December 31, 2001 were $30.7 million. Borrowings outstanding from Vivendi or loans to Vivendi under these cash pooling arrangements carried a variable interest rate, adjusted monthly. Net interest expense on these loans paid to Vivendi was $2.4 million for the year ended December 31, 2002 and $10.7 million for the period July 7, 2001 to December 31, 2001.

  Notes receivable:

        Houghton Mifflin had two notes receivable from VUHI for $125 million and $0.5 million, respectively. Both notes were due upon demand and bore interest at LIBOR plus 0.125%. Houghton Mifflin received constructive payment of both notes during 2002. Interest income from these notes totaled $3.1 million for the year ended December 31, 2002 and $0.7 million for the period July 7, 2001 to December 31, 2001.

  Other Related Party Transactions:

  The Managers:

        The Company entered into a management services agreement with THL, Bain Capital, and Blackstone on December 30, 2002. Under the terms of the agreement, the Managers will provide the Company the following services: (i) advice in connection with the negotiation of agreements, contracts, documents, and instruments necessary to provide the Company with financing from banks on terms and conditions satisfactory to the Company; and (ii) financial, managerial, and operational advice in connection with its day-to-day operations, including, without limitation, advice with respect to the development and implementation of strategies for improving the operating, marketing, and financial performance of the Company. The Company has agreed to pay the Managers a management fee in an aggregate amount not to exceed $5 million annually, payable quarterly in advance, in exchange for these services. The $5 million fee for 2003 was paid in advance on December 30, 2002 and has been reflected as a prepaid expense as of December 31, 2002. In addition, the Managers were paid an aggregate transaction fee of $50 million plus $1.4 million of out-of-pocket expenses on December 30, 2002 for services rendered in connection with the acquisition of the Company and the structuring and negotiation of the senior secured debt financing and bridge financing. The $51.4 million payment at closing has been allocated $35.1 million to deferred financing fees and $16.3 million to direct acquisition costs. Furthermore, the Company has agreed to pay the Managers a fee equal to 1% of gross transaction value related to any future financing, acquisition, or disposition transactions entered into by the Company. The terms of this arrangement shall continue, unless terminated by agreement of two of the three Managers. If terminated, the Company is obligated to pay all unpaid fees through the date of termination plus the net present value of all annual fees that would be due through December 31, 2012. The net present value of this contingent liability at December 31, 2002 is estimated to be approximately $29 million.

  Officers and Board Members Notes Receivable:

        Houghton Mifflin had provided financing pursuant to the 1994 Executive Stock Purchase Plan, the 1994 Non-Employee Director Stock Purchase Plan, and the 2000 Senior Management and Director Stock Purchase Plan. At December 31, 2000, the outstanding notes receivable for the 1994 Executive Stock Purchase Plan and the 1994 Non-Employee Director Stock Purchase Plan was $4.5 million, and the outstanding notes receivable for the 2000 Senior Management and Director Stock Purchase Plan was $11.6 million.

        Houghton Mifflin provided financing in 1994 to effect the purchase of an aggregate of 276,544 shares of Houghton Mifflin's common stock pursuant to the 1994 Executive Stock Purchase Plan and the 1994 Non-Employee Director Stock Purchase Plan at the fair market value on August 27, 1994, of $21.313 per share. The original loans made to Houghton Mifflin's then current officers were amended in 1998; those made to directors were amended in 1999. The amended loans had an interest rate of 6.25%. Loans to employees were due in the third quarter of 2003; loans to directors were due in October following normal retirement or six months after ceasing to serve as a director for any other reason. Loans made to officers were collateralized by the shares of common stock purchased, while those loans provided to members of the Board of Directors were unsecured. All loans had full recourse against the borrower.

        Houghton Mifflin provided financing in 2000 to effect the purchase of 281,430 shares of Houghton Mifflin's common stock pursuant to the 2000 Senior Management and Director Stock Purchase Plan at the fair market value of $39.8125 per share on February 29, 2000. The loans had an interest rate of 8.0% and were due on February 28, 2005. The loans were collateralized by the shares of common stock purchased, and Houghton Mifflin had full recourse against the borrower.

        The notes receivable were shown as a reduction in stockholders' equity in the consolidated financial statements as of December 31, 2000. For the period January 1, 2001 through July 6, 2001, Houghton Mifflin recognized approximately $0.6 million in interest income in connection with the outstanding loans and approximately $1.0 million for the year ended December 31, 2000.

        In July 2001, in conjunction with the Vivendi acquisition (see Note 4), all of these notes receivable from both officers and members of the Board of Directors were paid in full including accrued interest.

        Houghton Mifflin had a planned gift program for directors, which required Houghton Mifflin, upon retirement of an individual director, to donate $0.5 million, in twenty annual installments to one or more qualifying charitable organizations recommended by the individual director. At the time of the closing of the Vivendi acquisition, all directors retired and Houghton Mifflin contributed on their behalf $7.1 million to the charity of their choice. This amount represented the full amount due under the planned gift program. This cost was included in the period January 1, 2001 through July 6, 2001 in selling and administrative expense.

(10)    Income Taxes

        Total income taxes for the year ended December 31, 2002, the periods July 7, 2001 to December 31, 2001 and January 1, 2001 to July 6, 2001, and the year ended December 31, 2000 are as follows:

	2002	July 7, 2001 to December 31, 2001	January 1, 2001 to July 6, 2001	2000
Income tax expense (benefit) from continuing operations	$12,140	$48,181	$(35,887)	$43,284
Income tax expense (benefit) from discontinued operations	104	(1,391)	(1,085)	(1,914)
Income tax expense (benefit) from preferred stock dividend and redemption costs	(5,416)	(624)	—	—

	$6,828	$46,166	$(36,972)	$41,370

        Significant components of the provision for income taxes attributable to income from continuing operations before taxes consist of the following:

	2002	July 7, 2001 to December 31, 2001	January 1, 2001 to July 6, 2001	2000
Current:
Federal	$38,958	$35,517	$(21,508)	$33,962
State and other	6,526	3,653	(3,068)	6,881

Total current	45,484	39,170	(24,576)	40,843
Deferred:
Federal	(28,559)	8,171	(10,256)	2,099
State and other	(4,785)	840	(1,055)	342

Total deferred	(33,344)	9,011	(11,311)	2,441

	$12,140	$48,181	$(35,887)	$43,284

        The reconciliation of the income tax rate computed at the U.S. federal statutory tax rate to the reported income tax expense (benefit) attributable to continuing operations before taxes is as follows:

	2002	July 7, 2001 to December 31, 2001	January 1, 2001 to July 6, 2001	2000
Federal statutory rate	(35.0)%	35.0%	(35.0)%	35.0%
State income taxes, net of federal benefit	0.2	3.9	(3.6)	3.3
Non-deductible goodwill amortization	—	0.0	1.2	3.6
Non-deductible goodwill impairment charge	36.3	—	—	—
Equity loss	—	0.7	1.1	—
Corporate owned life insurance	—	—	6.9	—
Other	0.1	3.0	0.3	0.7

Effective tax rate	1.6%	42.6%	(29.1)%	42.6%

        The significant components of the net deferred tax assets and liabilities are shown in the following table:

	2002	2001
Tax asset related:
Pension and postretirement benefits	$46,171	$35,593
Publishing/inventory expense	90,512	67,616
Allowance for book returns and bad debt	6,344	9,041
Deferred compensation	1,729	2,664
Other, net	15,547	28,698

	160,303	143,612

Tax liability related:
Depreciation and amortization expense	(23,926)	(26,275)
Intangible assets	(378,651)	(389,172)
Other, net	(7,929)	(4,381)

	(410,506)	(419,828)

Net deferred tax liabilities	$(250,203)	$(276,216)

        The net deferred tax asset balance is stated at prevailing statutory income tax rates. Houghton Mifflin currently does not anticipate any change in valuation methodology applied to the determination of net deferred tax assets. Deferred tax assets and liabilities are reflected on Houghton Mifflin's consolidated balance sheet at December 31, 2002 and 2001 as follows:

	2002	2001
Current deferred tax assets	$57,390	$56,023
Non-current deferred tax liability	(307,593)	(332,239)

Net deferred tax liability	$(250,203)	$(276,216)

  Corporate-Owned Life Insurance IRS Settlement Agreement:

        As part of the normal examination of Houghton Mifflin's federal income tax returns for the fiscal years ended 1992 through 1998, the Internal Revenue Service, or IRS, made inquiries related to the Company's corporate-owned life insurance, or COLI, program. Houghton Mifflin executed a settlement agreement with the IRS relating to interest deductions claimed by Houghton Mifflin on its U.S. federal tax returns with respect to loans associated with the purchase of COLI policies for the 1994-1995 tax years. In addition, pursuant to the settlement agreement, the IRS and Houghton Mifflin have agreed on a reporting method to be used with respect to determining any tax due relating to Houghton Mifflin's ownership of COLI policies for the 1996 - 2001 tax years. The COLI policies were surrendered in 2001; accordingly this settlement resolved all outstanding COLI matters. An accrual was established for approximately $8.9 million and recorded as tax expense in the period January 1, 2001 through July 6, 2001 with respect to the COLI program, which approximates the amount required pursuant to the settlement agreement. This amount was paid in October 2002.

  Tax Indemnification:

        Pursuant to the sale of the business, Vivendi agreed to indemnify HM Holdings for all income taxes of Houghton Mifflin and its subsidiaries due with respect to tax periods, or any portion of a tax period, ending on or before September 30, 2002. Since the Company did not have net taxable income during the period between October 1, 2002 and December 31, 2002, and since all tax liability for any prior period is the responsibility of Vivendi, there is no current tax liability on the balance sheet as of December 31, 2002. The Company was included in Vivendi's U.S. consolidated tax group until December 30, 2002. If and when Vivendi realizes a cash benefit from applying the Company's net tax loss from the fourth quarter of 2002 to reduce a tax payment or receive a tax refund, the terms of the tax indemnification require a receivable from Vivendi to be created and due at that point. When the amount of this tax loss benefit and its realization has been determined to be more likely than not, a receivable will be recorded by the Company, and the benefit will offset goodwill. The Company is currently under examination by the IRS for the tax years ending December 31, 1999, December 31, 2000, and the period prior to the Vivendi acquisition in July 2001. While the ultimate results of such examination cannot be predicted with certainty, the periods are covered by the tax indemnification agreement and management believes that the examination would not have a material adverse effect on the Company's financial condition.

(11)    Commitments and Contingencies

  Operating Lease Obligations:

        Houghton Mifflin has operating leases for various real property, office facilities, and warehouse equipment that expire at various dates through 2017. Certain leases contain renewal and escalation clauses for a proportionate share of operating expenses.

        The future minimum rental commitments under all noncancelable leases (with initial or remaining lease terms in excess of one year) for real estate and equipment are payable as follows:

2003	$29,366
2004	28,495
2005	25,843
2006	22,142
2007	14,567
Thereafter	54,675

Total minimum lease payments	$175,088

        Rent expense, net of sublease income, was approximately $31.8 million in 2002, $10.7 million for the period July 7, 2001 through December 31, 2001, $13.2 million for the period January 1, 2001 through July 6, 2001, and $23.5 million in 2000.

  Contingencies:

        Houghton Mifflin is involved in ordinary and routine litigation and matters incidental to its business. There are no such matters pending that Houghton Mifflin expects to be material in relation to its financial condition, results of operations or cash flows.

        Houghton Mifflin is contingently liable for $13.2 million in performance bonds posted as security for a significant customer.

        Houghton Mifflin is contingently liable for approximately $30 million in retention agreements to key employees. These retention agreements expire on or before June 30, 2004, when the Company will pay amounts then due. The Company is recording the expense of these arrangements ratably over the retention period and had accrued $2.1 million at December 31, 2002.

        The Company indemnifies officers and directors for certain events or occurrences while the officer or director is, or was, serving in such capacity. The term of the indemnification is for the individual's lifetime, and the maximum potential amount of future payments the Company could be required to make is not limited. The Company's directors and officers liability insurance policy limits the exposure for any payments that the Company may be required to make. Accordingly, the Company believes the estimated fair value of these indemnification obligations is minimal.

  Contractual Obligations:

        Under the terms of the sale of the Company to HM Holdings, the Company agreed to indemnify Vivendi from losses, damages, expenses, or liabilities, arising from or based on material breach of the Company's representations, warranties, or covenants, or the Company's subsequent actions. Except for matters relating to taxes, the indemnification obligation terminates on June 30, 2004; the obligation regarding taxes continues until two months after the expiration of the applicable statute of limitations. The maximum potential amount of future payments the Company could be obligated to make is limited to 10% of the purchase price under the agreement. The Company has not been required to make any payments under these indemnification provisions and believes the estimated fair value is minimal.

        The Company routinely enters into standard indemnification provisions as part of license agreements involving use of its intellectual property. These provisions typically require the Company to indemnify, and hold harmless, licensees in connection with any infringement claim by a third party relating to the intellectual property covered by the license agreement. Riverside and Promissor routinely enter into contracts with customers that contain provisions requiring the Company to indemnify the customer against a broad array of potential liabilities resulting from any breach of the contract or the invalidity of the test. Although the term of these provisions and the maximum potential amounts of future payments the Company could be required to make is not limited, the Company has never incurred any costs to defend or settle claims related to these types of indemnification provisions. The Company therefore believes the estimated fair value of these provisions is minimal, and has no liabilities recorded for them as of December 31, 2002.

        All of the above contractual obligations were in effect prior to December 31, 2002 and are thus grandfathered under the provisions of FIN No. 45 and, accordingly, no liabilities have been recorded.

(12)    Disclosures About Fair Value of Financial Instruments

        The following table presents the carrying amounts and estimated fair market values of Houghton Mifflin's financial instruments at December 31, 2002 and 2001. The fair value of a financial instrument is deemed to be the amount at which the instrument could be exchanged in a current transaction between willing parties.

	2002		2001
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents, and marketable securities	$78,435	$78,435	$24,278	$24,278
Investments:
Other	300	300	300	300
Financial liabilities:
Working capital borrowings	—	—	(30,680)	(30,680)
7.00% notes	(121,138)	(121,138)	(127,478)	(129,800)
7.125% notes	(102,500)	(102,500)	(102,512)	(104,720)
7.20% notes	(135,435)	(135,435)	(150,896)	(152,865)
5.52% notes	—	—	(500)	(500)
Senior subordinated bridge loan	(500,000)	(500,000)
Senior secured credit facility	(175,000)	(175,000)
Other	(317)	(317)	(1,252)	(1,252)
Demand notes payable—parent and affiliates	—	—	(545,467)	(545,467)

        The fair market values of financial instruments were estimated based on market conditions and perceived risks at December 31, 2002 and 2001 and require varying degrees of management judgment. The factors used to estimate these values may not be valid on any subsequent date. Accordingly, the fair market value of the financial instruments presented may not be indicative of their future values. The long term debt instruments are carried at fair market value as of December 31, 2002 due to the required fair value adjustments made as of the HM Holdings acquisition of the Company.

(13)    Retirement and Post Retirement Benefits Plans

        Houghton Mifflin has a noncontributory, qualified defined benefit pension plan (the "Retirement Plan"), which covers substantially all employees. The Retirement Plan is a cash balance plan which accrues benefits based on pay, length of service, and interest. The funding policy is to contribute amounts subject to minimum funding standards set forth by the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code. The plan's assets consist principally of common stocks, fixed income securities, investments in registered investment companies and cash and cash equivalents. Houghton Mifflin also has a nonqualified defined benefit plan, or nonqualified plan, that covers employees who earn over the qualified pay limit as determined by the Internal Revenue Service. The nonqualified plan accrues benefits for the executive officers based on service and pay. Benefits for all other employees accrue based on the cash balance plan calculation. The nonqualified plan is not funded.

        Houghton Mifflin also provides postretirement medical benefits to retired full-time, non-union employees hired before April 1, 1992, who have provided a minimum of five years of service and attained age 55.

        For 2002, Houghton Mifflin used a December 30 measurement date for its Retirement Plan. This measurement date was used to disclose the accrued pension liability at December 31 due to the sale of the Company on December 30, 2002. Historically, Houghton Mifflin has used a September 30 measurement date and adjusted for any contributions made after the measurement date to disclose the accrued pension liability at December 31. This fifteen month measurement period for 2002 will be followed by a nine month measurement period in 2003 as Houghton Mifflin will return to a September 30 measurement date. For post retirement medical benefits, Houghton Mifflin uses a December 31 date to disclose the accrued post-retirement liability.

        On December 30, 2002, Houghton Mifflin acquired Kingfisher Publications plc., a United Kingdom corporation. Kingfisher has a contributory, defined benefit pension plan, The Grisewood and Dempsey Pension Scheme, which has been approved by the Inland Revenue. All permanent employees between ages 21 and 64 are eligible to join the plan. The assets of the plan are held in a trust fund and invested in stocks and fixed income securities of the UK and other countries. Included in the accompanying table for 2002 is Kingfisher's pension plan. Kingfisher's pension plan had benefit obligations of $7.5 million, plan assets of $3.8 million, and accrued pension benefit liability of $3.7 million.

	Retirement Benefits
	2002	July 7, 2001 through December 31, 2001	January 1, 2001 through July 6, 2001	2000
Change in Benefit Obligation
Benefit obligation at beginning of period	$166,562	$156,038	$132,253	$123,268
Business combinations	7,468	9,059	—	—
Service cost (benefits earned during the year)	6,527	3,231	2,992	5,171
Interest cost on projected benefit obligation	11,363	5,488	5,079	8,829
Plan amendment	—	—	3,353	—
Special termination benefits	3,220	—	—	—
Actuarial (gain) loss	16,499	(4,170)	17,883	3,217
Benefits paid	(36,980)	(3,084)	(5,522)	(8,232)

Benefit obligation at end of period	$174,659	$166,562	$156,038	$132,253

Change in Plan Assets
Fair market value at beginning of period	$92,544	$106,423	$121,838	$116,673
Business combinations	3,774
Actual return	63	(10,820)	(9,956)	13,313
Company contribution	29,013	25	63	84
Benefits paid	(36,980)	(3,084)	(5,522)	(8,232)

Fair market value at end of period	$88,414	$92,544	$106,423	$121,838

Funded status	$(86,245)	$(74,018)	$(49,615)	$(10,415)
Unrecognized items:
Net (gain) loss	—	11,562	11,313	(21,768)
Prior service cost	—	—	4,703	1,623
Fourth quarter contribution	—	8,529	—	—
Transition asset	—	—	(234)	(326)

Net amount recognized	$(86,245)	$(53,927)	$(33,833)	$(30,886)

Amounts recognized in the balance sheet consist of:
Accrued benefit liability	$(86,245)	$(54,554)	$(38,365)	$(31,680)
Intangible asset	—	—	4,286	794
Accumulated other comprehensive loss	—	627	246	—

Net amount recognized	$(86,245)	$(53,927)	$(33,833)	$(30,886)

	Postretirement Medical Plan Benefits
	2002	July 7, 2001 through December 31, 2001	January 1, 2001 through July 6, 2001	2000
Change in Benefit Obligation
Benefit obligation at beginning of period	$38,454	$45,003	$29,961	$28,824
Service cost (benefits earned during the year)	657	319	300	408
Interest cost on projected benefit obligation	2,694	1,577	1,407	2,224
Plan amendment	—	—	3,174	—
Employee contributions	475	61	129	—
Actuarial (gain) loss	13,866	(7,864)	11,347	1,465
Benefits paid	(3,422)	(642)	(1,315)	(2,960)

Benefit obligation at end of period	$52,724	$38,454	$45,003	$29,961

Change in Plan Assets
Company contributions contribution	$2,947	$581	$1,186	$2,960
Employee contributions	475	61	129	—
Benefits paid	(3,422)	(642)	(1,315)	(2,960)

Fair market value at end of period	—	—	—	$—

Funded status	$(52,724)	$(38,454)	$(45,003)	$(29,961)
Unrecognized items:
Net (gain) loss	—	(7,802)	13,134	1,928
Prior service cost	—	—	2,265	(758)
Fourth quarter contribution	—	734	—	—

Net amount recognized	$(52,724)	$(45,522)	$(29,604)	$(28,791)

Amounts recognized in the balance sheet consist of:
Accrued benefit liability	$(52,724)	$(45,522)	$(29,604)	$(28,791)

Net amount recognized	$(52,724)	$(45,522)	$(29,604)	$(28,791)

        Net periodic pension cost for the twelve months ended December 31, 2002 and the periods July 7, 2001 through December 31, 2001 and January 1, 2001 through July 6, 2001, and the twelve months ended December 31, 2000 include the following components:

	Retirement Benefits
	2002	July 7, 2001 through December 31, 2001	January 1, 2001 through July 6, 2001	2000
Service cost	$6,527	$3,231	$2,992	$5,171
Interest cost on projected benefit obligation	11,363	5,488	5,079	8,829
Expected return on plan assets	(9,264)	(4,912)	(5,110)	(9,566)
Amortization of unrecognized:
Net (gain) loss	—	—	(132)	(132)
Prior service cost	—	—	273	174
Transition (asset)	—	—	(92)	(183)

Net pension expense	$8,626	$3,807	$3,010	$4,293

        Net periodic postretirement benefit cost included the following components for the twelve months ended December 31, 2002 and the periods July 7, 2001 through December 31, 2001 and January 1, 2001 through July 6, 2001 and the twelve months ended December 31, 2000:

	Postretirement Medical Plan Benefits
	2002	July 7, 2001 through December 31, 2001	January 1, 2001 through July 6, 2001	2000
Service cost	$657	$319	$300	$408
Interest cost on accumulated postretirement benefit obligation	2,694	1,577	1,407	2,224
Amortization of unrecognized:
Net (gain) loss	(269)	—	140	—
Prior service cost	—	—	152	(94)

Net periodic postretirement benefit expense	$3,082	$1,896	$1,999	$2,538

        Significant actuarial assumptions:

	Retirement Plan		Postretirement Medical Plan
	2002	2001	2002	2001
Discount rate	6.50%	7.25%	6.50%	7.25%
Increase in future compensation	5.00	5.00	N/A	N/A
Expected long-term rate of return on assets	8.00	9.25	N/A	N/A
Ultimate medical inflation trend factor	N/A	N/A	5.00	5.00

        Assumed health care trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects on the expense recorded in 2002 for the postretirement medical plan:

	One Percentage Point Increase	One Percentage Point Decrease
Effect on total service and interest cost components	$133	$(122)
Effect on postretirement benefit obligation	2,050	(1,875)

        Houghton Mifflin maintains a defined contribution retirement plan, the Houghton Mifflin 401K Savings Plan, which conforms to Section 401(k) of the Internal Revenue Code, and covers substantially all of Houghton Mifflin's eligible employees. Participants may elect to contribute up to 15% of their compensation subject to an annual limit. Houghton Mifflin provides a matching contribution in amounts up to 4 1/2% of employee compensation.

        Prior to July 7, 2001, contributions could be invested in a choice of eleven funds, except for Houghton Mifflin's matching contribution, which was limited to a fund invested solely in Houghton Mifflin's common stock. After July 6, 2001, the Houghton Mifflin 401(k) Savings Plan was amended to allow Houghton Mifflin's matching contributions to be invested at the discretion of the participant and increase the investment options to twenty-one funds.

        The 401(k) contribution expense amounted to approximately $6.5 million in 2002, $2.2 million for the period July 7, 2001 to December 31, 2001, $2.9 million for the period January 1, 2001 through July 6, 2001 and $4.8 million in 2000.

(14)    Stock-Based Compensation

  (A)    Year Ended December 31, 2002 and Period July 7, 2001 through December 31, 2001

        Subsequent to the acquisition by Vivendi in 2001, Houghton Mifflin employees became eligible to participate in Vivendi's stock option plans. Under Vivendi's stock option plans, options could be granted to purchase common shares of Vivendi at not less than the fair market value of the shares on the date of the grant. Stock options typically become exercisable within three to five years from the grant date and expire eight years after the grant date.

        There were no options granted during the year ended December 31, 2002. On October 11, 2001, options for 518,500 shares of Vivendi stock were granted to certain officers and employees of Houghton Mifflin. The options have an exercise price of $44.25, the fair market value on date of grant, and vests one third annually commencing on the first anniversary of the grant and expire in eight years.

        The fair value of stock options granted during the period July 7, 2001 to December 31, 2001 was $15.02 on the date of grant using the Black Scholes option pricing model with the following assumptions: expected dividend yield of 1.00%, risk-free interest rate of 3.99%, expected volatility of 35%, and an expected life of approximately 5 years.

        At the time of the sale of Houghton Mifflin by Vivendi to HM Holdings, Vivendi notified all employees holding Vivendi options that they would continue to vest under the terms and conditions of the grants. With the change in ultimate parent ownership, any future financial obligation of options exercised by a Houghton Mifflin employee became an obligation of Vivendi.

        Stock option activity during the periods indicated is as follows:

	Number of Shares	Weighted-average exercise price
Balance at July 6, 2001	0	$0
Granted	519	44.25
Exercised	0	0
Forfeited	(8)	44.25

Balance at December 31, 2001	511	$44.25

Granted	0	0
Exercised	0	0
Forfeited	(118)	44.25

Balance at December 31, 2002	393	$44.25

  (B)    Period January 1, 2001 through July 6, 2001 and Year ended December 31, 2000

          Fixed stock compensation plans:

          Through July 6, 2001, Houghton Mifflin maintained two fixed stock compensation plans, the 1995 Stock Compensation Plan and the 1998 Stock Compensation Plan, or 1998 Plan. Options outstanding through such date included some granted under the 1995 Stock Compensation Plan, under which no further options could be granted. Houghton Mifflin had authorized 1.8 million common shares under the 1995 Stock Compensation Plan. In addition, a total of 1.8 million shares of common stock were authorized for issuance under the 1998 Plan. The 1998 Plan was used to grant incentive and non-qualified stock options, awards of restricted or bonus stock, and other performance awards to eligible employees and directors. Recipients of restricted stock awards could not sell or transfer the shares until the restriction period lapsed, and shares were forfeited upon termination of employment. During the restriction period, the recipient was entitled to vote and receive dividends. The plans provided that the exercise price for stock options shall not be less than the fair market value of the shares on the date of grant. Options granted under both plans became exercisable at such times as the Compensation & Nominating Committee determined, but not later than ten years from the date of the grant. Upon the consummation of the acquisition by Vivendi (see Note 4), both Plans were terminated.

          The per share weighted-average fair value of stock options granted was $13.38 for the period January 1, 2001 through July 6, 2001 and $14.03 in 2000 on the date of grant using the Black Scholes option-pricing model with the following weighted average assumptions:

	January 1, 2001 through July 6, 2001	2000
Dividend yield	1.54%	1.57%
Range of expected lives (years)	5	4.3—5.6
Expected volatility	31.01%	33.44%
Range of risk-free interest rates	4.60% - 4.94%	5.63% - 6.88%

        Stock option activity during the periods indicated is as follows:

	Number of shares	Weighted-average exercise price
Balance at December 31, 1999	2,191	$36

Granted	606	40
Exercised	(716)	30
Forfeited	(122)	40

Balance at December 31, 2000	1,959	39

Granted	45	43
Exercised	(149)	30
Forfeited	(163)	33

Balance at July 6, 2001 (date of Vivendi acquisition, see Note 4)	1,692	$41

        Information regarding the options outstanding at July 6, 2001, before the acceleration and settlement discussed below was as follows:

	Options Outstanding			Options Exercisable
Range of exercise prices	Number of options	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Numberof Options	Weighted- Average Exercise Price
$24 to $29	89,200	0.6	$26	89,200	$26
30 to 36	236,617	1.5	35	185,242	35
37 to 43	1,310,500	6.4	42	170,461	42
44 to 51	55,400	5.2	47	13,200	47

	1,691,717	5.4	$41	458,103	$36

        In the period January 1, 2001 through July 6, 2001 and in the year ended December 31, 2000, the number of shares of restricted stock Houghton Mifflin awarded was 1,771, and 16,640, respectively. The weighted average fair value of the awards were $42.62 and $42.81, respectively.

        At July 6, 2001 and December 31, 2000, the number of shares of restricted stock unvested was 109,955, and 117,921, respectively.

        In connection with the Vivendi acquisition, and in accordance with change of control provision terms of the stock options and restricted stock awards, 1,233,614 options and 109,955 shares of restricted stock, representing all outstanding unvested equity instruments at July 6, 2001, became vested. Existing unamortized restricted stock of $1.6 million was recognized as compensation expense. All outstanding options were exercised in a cashless exercise at Vivendi's $60 per share tender offer price. The aggregate difference of $33.1 million was paid by Houghton Mifflin to the stock option holders and charged to compensation expense.

  Executive and Senior Management Stock Purchase Plans:

        In August 1994, pursuant to the 1994 Executive Stock Purchase Plan, whose purpose was to increase stock ownership of Houghton Mifflin's executive officers, Houghton Mifflin granted 248,544 options under the 1992 Stock Compensation Plan to certain corporate officers for exercise at the then market price of $21.313. These options were exercisable only on the date granted, and stock was issued from treasury shares. A note was obtained from the officers and collateralized by the stock (see Note 9).

        On February 29, 2000, Houghton Mifflin provided financing for the purchase of an aggregate of 281,430 shares of Houghton Mifflin common stock pursuant to the 2000 Senior Management and Director Stock Purchase Plan. The purchases were made at the fair market value of $39.813 per share. These options, granted under the 1998 Stock Compensation Plan, were exercisable only on the date granted. A note was obtained from the participants and was collateralized by the shares of common stock purchased (see Note 9). Houghton Mifflin had full recourse against the borrowers during the period to which these plans were in effect.

(15)    Stockholders' Rights Plan

        In December 1988, Houghton Mifflin adopted a Stockholders' Rights Plan, which was renewed in July 1997, and declared a dividend distribution of one Right (as defined in the renewed rights plan) for each outstanding share of common stock of Houghton Mifflin effective upon expiration of the original plan in December 1998. The Rights were attached to the common stock, did not have voting or dividend rights and, until they became exercisable, could have no dilutive effect on Houghton Mifflin's earnings. Each Right, when exercisable, entitled the holder to purchase one ten-thousandth of a share of Series A Junior Participating Preferred Stock at an exercise price of $125. The Rights would become exercisable after (a) a person or group has acquired beneficial ownership of 20% or more of the outstanding common stock of Houghton Mifflin, (b) the commencement of a tender or exchange offer that would result in a person or group beneficially owning 30% or more of the outstanding common stock of Houghton Mifflin, or (c) the determination by the Board of Directors (with the concurrence of a majority of the Outside Directors (as defined in the renewed rights plan)) that a person or group which has acquired a substantial amount (at least 15%) of the outstanding common stock of Houghton Mifflin is an Adverse Person (as defined in the renewed rights plan). The Rights would expire on July 30, 2007, subject to adjustment.

        In June 2001, Houghton Mifflin amended the renewal rights plan to provide that the Rights would not become exercisable as a result of the transactions contemplated by the Agreement and Plan of Merger, dated as of June 1, 2001, by and among Houghton Mifflin, VCNA, and Soraya. On December 20, 2002, Houghton Mifflin repurchased and cancelled all rights under the Stockholders Rights Plan.

(16)    Segment Information

        Houghton Mifflin has nine divisions with separate management teams and infrastructures that offer different products and services. These divisions have been aggregated into four reportable segments based on the similar nature of their products and services, the nature of the production process, class of customers, and distribution method, as follows:

        K-12 Publishing:    This segment consists of five divisions: School Division, McDougal Littell, Great Source Education Group, Riverside, and Classwell. This operating segment includes textbooks and instructional materials and services, tests for measuring achievement and aptitude, clinical/special needs testing products, multimedia instructional programs, and career guidance products and services. The principal markets for these products are elementary and secondary schools. Previously, Sunburst was included in this segment. This operating division was sold in 2002 and is included in discontinued operations for all periods presented along with Curriculum Advantage, a separate legal entity and wholly owned subsidiary of Classwell. On March 31, 2003, Houghton Mifflin entered into an agreement to sell Curriculum Advantage (see Notes 6 and 19).

        College Publishing:    The College Division is the sole business unit reported in this segment. This operating segment includes textbooks, ancillary products such as workbooks and study guides, technology-based instructional materials, and services for introductory and upper level courses in the post-secondary education market. Products may be in print or electronic form. The principal markets for these products are two-and four- year colleges and universities. These products are also sold to high schools for advanced placement courses and to for-profit, certificate-granting institutions that offer skill-based training and job placement.

        Trade and Reference Publishing:    This segment consists of the Trade and Reference Division and Kingfisher Publishing plc. Kingfisher was acquired on December 30, 2002 and its results of operations are not included in the accompanying table. Kingfisher management reports functionally to that of the Trade and Reference Division. This operating segment publishes fiction and nonfiction for adults and children, dictionaries, and other reference works. The segment also licenses book rights to paperback publishers, book clubs, web sites, and other publishers and electronic businesses in the United States and abroad. Its principal markets are retail stores, including Internet bookstore sites, and wholesalers. It also sells reference materials to schools, colleges, office supply distributors, and businesses.

        Other:    This segment consists of Promissor and unallocated corporate related items. Promissor specializes in the development and delivery of computer-based testing solutions. Its principal markets are corporations and organizations worldwide.

        Houghton Mifflin's geographic area of operation is predominantly the United States. Export or foreign sales to locations outside the United States are not significant to Houghton Mifflin's four business segments. Houghton Mifflin does not have any customers who exceed 10% of net sales, and the loss of a single customer, in management's opinion, would not have a material adverse effect on net sales.

        Houghton Mifflin evaluates the performance of its operating segments based on the profit and loss from operations before interest income and expense, income taxes, and nonrecurring and extraordinary items. The accounting policies of the reportable segments are the same as those described in Note 2.

        Summarized financial information concerning Houghton Mifflin's reportable segments is shown in the following tables. The "Other" column includes unallocated corporate-related items, operations which do not meet the quantitative thresholds of SFAS 131, nonrecurring items and, as it relates to segment profit or loss, income and expense not allocated to reportable segments.

	K-12 Publishing	College Publishing	Trade and Reference Publishing	Other Publishing	Consolidated
Year ended December 31, 2002
Net sales from external customers	$773,031	$211,942	$144,510	$65,085	$1,194,568
Depreciation and amortization	147,104	24,727	10,018	4,887	186,736
Segment operating (loss)	(462,864)	(204,652)	(34,043)	(1,933)	(703,492)
Identifiable assets	1,472,369	412,843	187,587	305,548	2,378,347
Acquired assets	335	—	4,866	3,809	9,010
Assets of discontinued operations	2,433	—	—	—	2,433
Total assets	1,475,138	412,843	192,453	309,356	2,389,790
Purchase of property, plant, and equipment including pre-publication costs	101,342	24,560	2,431	6,364	134,697
Period July 7, 2001 through December 31, 2001
Net sales from external customers	$454,476	$139,352	$97,333	$1,867	$693,028
Depreciation and amortization	68,667	10,158	5,529	771	85,125
Segment operating income (loss)	87,920	39,499	14,775	(3,564)	138,630
Identifiable assets	2,133,691	561,498	242,153	116,481	3,053,823
Acquired assets	784	—	—	17,692	18,476
Assets of discontinued operations	52,770	—	—	—	52,770
Total assets	2,187,245	561,498	242,153	134,173	3,125,069
Purchase of property, plant, and equipment including pre-publication costs	46,181	12,901	1,361	1,965	62,408

Period January 1, 2001 through July 6, 2001
Net sales from external customers	$339,235	$46,594	$49,625	$726	$436,180
Depreciation and amortization	42,465	8,970	1,305	1,304	54,044
Segment operating income (loss)	(36,031)	(28,004)	(12,591)	(24,281)	(100,907)
Purchase of property, plant, and equipment including pre-publication costs	44,421	9,084	1,374	1,740	56,619
Year ended December 31, 2000
Net sales from external customers	$724,758	$174,406	$101,568	$1,003	$1,001,735
Depreciation and amortization	71,794	22,381	2,614	2,379	99,168
Segment operating income (loss)	120,672	24,463	11,313	(15,667)	140,781
Identifiable assets	704,774	196,112	77,190	85,024	1,063,100
Acquired assets	14,557	—	—	3,805	18,362
Assets of discontinued operations	42,512	—	—	—	42,512
Total assets	761,843	196,112	77,190	88,829	1,123,974
Investment in equity method investee	—	—	—	6,564	6,564
Purchase of property, plant, and equipment including pre-publication expenditures	86,316	17,595	2,118	3,538	109,567

        The reconciliation of segment income (loss) to consolidated statements of income is as follows:

	2002	July 7, through December 31, 2001	January 1, through July 6, 2001	2000
Total income (loss) from reportable segments	$(703,492)	$138,630	$(100,907)	$140,781
Unallocated income (expense):
Net interest expense	(42,638)	(25,324)	(17,975)	(31,804)
Equity in losses of equity method investee	—	(951)	(3,704)	(2,737)
Write-down of investment	—	—	(500)	(4,553)
Other income	—	908	—	—
Income (loss) from continuing operations before taxes, income (loss) from discontinued operations, preferred stock dividend and redemption costs	(746,130)	113,263	(123,086)	101,687

(17)    Restructuring Charges

        The following analysis sets forth the significant components of the restructuring reserves and the related activity:

	Facilities	Work-Force Related	Other	Total
Balance, December 31, 2000	$—	$—	$—	$—
Restructuring Expense	2,500	1,500		4,000
Utilization		(32)		(32)

Balance as of July 6, 2001	2,500	1,468	—	3,968
Purchase Accounting	4,160	43,200	6,240	53,600
Utilization	(2,900)	(15,368)	—	(18,268)

Balance as of December 31, 2001	3,760	29,300	6,240	39,300
Purchase Accounting	921	5,660	—	6,581
Utilization	(1,046)	(14,204)	(717)	(15,967)
Reversal of Goodwill	(115)	(4,002)	(3,134)	(7,251)

Balance as of December 31, 2002	$3,520	$16,754	$2,389	$22,663

        Of the balance at December 31, 2002, $12.6 million is considered current and $10.0 million is considered long-term.

        On April 18, 2001, Houghton Mifflin announced the closure of its Morris Plains, New Jersey facility. Approximately 70 employees were involuntarily terminated under the plan. The total costs related to this plan were $4.0 million, of which $2.5 million related to facilities and $1.5 million related to the workforce affected. As of December 31, 2002, $0.3 million remains to absorb costs expected to be incurred in 2003.

        In 2001, at the time of the Vivendi acquisition, Vivendi developed and approved a plan to restructure the Company's operations. Costs related to this plan were estimated at $53.6 million, which included $43.2 million of workforce related charges, $4.2 million related to exiting certain facilities and $6.2 million of other provisions. The restructuring plan included the consolidation of several corporate functions and a significant reorganization of workforce and facilities in the K-12 Publishing segment. The workforce related charges included costs associated with severance, employee benefit continuation and outplacement support for the nearly 350 employees affected. The facilities charges included accruals for lease commitments for facilities made redundant. As of December 31, 2002, $15.8 million remains accrued under this plan, $10.6 million of which is expected to be utilized in 2003 and as such has been classified as a short-term liability on the Company's balance sheet. Excess reserves identified were reversed against goodwill.

        As of the date of the HM Holdings acquisition, management of HM Holdings validated certain of the restructuring plans formulated during the predecessor ownership and identified additional plans, the benefits of which were considered in the pre-acquisition business case. The new plans included further consolidation of the K-12 business operations and corresponding workforce reductions, and the elimination of facilities currently occupied by the professional development group to be made redundant as part of the reorganization. In conjunction with the purchase price allocation, additional restructuring provisions of $6.6 million comprised of $5.7 million of employee related costs and $0.9 million of facilities costs were recorded as of the acquisition date.

(18)    Write Down of Investments

        In the third quarter of 2000, Houghton Mifflin recorded a special charge of $2.5 million ($1.5 million after tax) related to the write-down of a portion of the goodwill and other long-lived assets attributable to the Little Planet Literacy Series, a Sunburst product, to their estimated fair values as determined from estimated future cash flows. This amount has been included in discontinued operations on the consolidated statement of income.

        In the third quarter of 2000, Houghton Mifflin reviewed the value of our investment in a distance learning company and estimated that the value had suffered a decline which was other than temporary. The assessment that this investment was impaired as of September 30, 2000, was due to the following: (1) changes in the investee's expectation regarding the timing of its profitability, (2) the investee's present lack of resources to fund future operations, and (3) an inability of this investee to raise additional capital at valuations acceptable to its management and board of directors. As a result of these factors, Houghton Mifflin decided not to extend additional financing to the investee in the third quarter of 2000. Therefore, at September 30, 2000, the investment was written down to its estimated net realizable value, resulting in a charge of $4.6 million ($2.9 million after tax). This amount is reported as "Write-down of investment" in a separate line item in the accompanying consolidated financial statements.

(19)    Subsequent Events

  (a) Refinancings

          On January 3, 2003, Houghton Mifflin purchased $99.2 million of its $100.0 million 7.125% notes due April 1, 2004 through a tender offer. Houghton Mifflin borrowed $100.0 million under its Term Loan B agreement, Delayed Draw Term Loans, to finance this purchase. Consent fees for this repurchase totaled approximately $2.3 million and a charge for this amount will be recognized in 2003.

          On January 15, 2003, Houghton Mifflin commenced a tender offer for its $125.0 million of 7.00% notes due March 1, 2006. On February 13, 2003, Houghton Mifflin repurchased all of these notes. The premium paid and consent fees for this purchase was approximately $12.8 million. A charge of approximately $16.7 million on this repurchase will be recognized in 2003.

          On January 30, 2003, Houghton Mifflin issued $600 million of 8.25% senior notes that mature on February 1, 2011. Houghton Mifflin also issued $400 million of 9.875% senior subordinated notes that mature on February 1, 2013. The senior subordinated notes were priced at 99.22% of principal amount to yield an effective interest rate of 10.0%. The net proceeds from these notes were approximately $950.9 million after deducting original issue discounts on senior subordinated notes and estimated fees and expenses related to this offering. The net proceeds from these two notes were used to repay the above notes, the $500 million of senior subordinated bridge loan, plus accrued interest, and the $275.0 million Term Loan B, plus accrued interest. The Senior Secured Credit Facility comprising a $325 million revolving credit agreement and a $400 Term Loan B agreement was terminated and the Company entered into an Amended and Restated Credit and Guaranty Agreement. This Amended and Restated Credit and Guaranty Agreement comprises a $325 million revolving credit agreement with substantially the same terms as the terminated facility (Note 7). As a result of this refinancing, the Company will recognize a charge of approximately $30 million in 2003 for the deferred financing fees related to these debt instruments.

          On March 5, 2003, Houghton Mifflin entered into an Amended and Restated Credit and Guaranty Agreement. This agreement provides Houghton Mifflin with a $325 million senior secured revolving credit facility. This revolving credit facility, for which we pay annual commitment fees, expires on December 30, 2008. The revolving credit facility requires Houghton Mifflin to maintain certain interest coverage, leverage and senior leverage ratios, as defined under the terms of the facility.

  (b) Sale of Curriculum Advantage, Inc.

          On March 31, 2003, Houghton Mifflin entered into a Stock Purchase Agreement with Prime Entertainment, Inc. to sell 100% of the outstanding shares of Curriculum Advantage for $0.8 million in cash, secured notes and inventory. The accompanying financial statements do not give effect to the agreement other than to present Curriculum Advantage in discontinued operations for all periods presented (see Note 6).

(20)    Unaudited Quarterly Data

SUMMARY OF OPERATIONS BY QUARTER (UNAUDITED)

	Year ended December 31, 2002
	First	Second	Third	Fourth	Year
Net sales	$125,057	$309,267	$558,995	$201,249	$1,194,568
Gross profit	22,834	147,838	322,740	75,876	569,289
Net income (loss) from continuing operations	(53,513)	7,939	(681,740)	(30,955)	(758,270)
Net income (loss) available to common stockholders	(54,078)	8,120	(714,547)	(38,167)	(798,672)

	Year ended December 31, 2001
	Pre-predecessor Basis			Predecessor Basis
	First	Period April 1, 2001 through June 30, 2001	Period July 1, 2001 through July 6, 2001	Period July 7, 2001 through September 30, 2001	Fourth	Year
Net sales	$103,304	$279,748	$53,128	$493,893	$199,135	$1,129,208
Gross profit	37,549	113,129	25,277	253,278	83,665	512,898
Net income (loss) from continuing operations	(41,697)	(28,647)	(16,855)	79,236	(14,154)	(22,117)
Net income (loss) available to common stockholders	(42,441)	(29,401)	(16,855)	80,275	(18,003)	(26,425)

        The above quarterly information reflects the seasonal fluctuations of Houghton Mifflin's educational publishing business.

        In the third quarter of 2002, Houghton Mifflin recorded a $775.0 million charge relating to the impairment of the goodwill arising from the Vivendi Purchase.

        In the period July 1, 2001 through July 6, 2001, Houghton Mifflin recorded approximately $44 million of non-recurring costs directly related to the Vivendi Purchase.

        In the second quarter of 2001, Houghton Mifflin recorded approximately $7 million of non-recurring costs directly related to the Vivendi Purchase.

HOUGHTON MIFFLIN COMPANY

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of dollars, except share data)

	March 31, 2003	December 31, 2002
ASSETS
Current assets
Cash and cash equivalents	$42,001	$77,797
Marketable securities and time deposits available for sale	638	638
Accounts receivable, less allowance for bad debts and book returns of $30,515 at March 31, 2003 and $40,082 at December 31, 2002	111,599	180,359
Inventories	222,939	207,926
Deferred income taxes	96,974	57,390
Prepaid expenses and other current assets	24,178	12,236
Assets of discontinued operations	2,113	1,551

Total current assets	500,442	537,897
Property, plant, and equipment, net	116,333	117,806
Pre-publication costs, net	53,775	26,506
Royalty advances to authors, net	27,451	25,092
Goodwill	588,514	588,205
Other intangible assets	944,354	980,900
Other assets and long-term receivables	98,918	112,502
Assets of discontinued operations	131	882

	$2,329,918	$2,389,790

See accompanying Notes to Unaudited Consolidated Financial Statements

	March 31, 2003	December 31, 2002
LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities
Current portion of long-term debt	$484	$317
Accounts payable	106,824	85,148
Intercompany payable to HM Holdings	5,057	—
Royalties	29,663	58,816
Salaries, wages, and commissions	20,374	43,420
Other	53,183	52,748
Interest payable	15,556	7,848
Restructuring reserve	13,946	12,649
Liabilities of discontinued operations	1,568	1,620

Total current liabilities	246,655	262,566
Long-term debt	1,133,689	1,034,073
Accrued royalties payable	3,671	3,650
Other liabilities	17,624	17,924
Restructuring reserve	6,967	10,015
Accrued pension benefits	89,374	86,245
Accrued postretirement benefits	53,084	52,724
Deferred income taxes	278,961	307,593

Total liabilities	1,830,025	1,774,790
Stockholders' equity
Common stock, $1 par value; 1,000 shares authorized and issued	1	1
Capital in excess of par value	614,999	614,999
Accumulated deficit	(115,004)	—
Other	(103)

Total stockholders' equity	499,893	615,000

	$2,329,918	$2,389,790

See accompanying Notes to Unaudited Consolidated Financial Statements

HOUGHTON MIFFLIN COMPANY

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of dollars)

	Three Months Ended March 31,
	2003	2002
	(Successor Basis)	(Predecessor Basis)
Net sales	$132,823	$125,057

Costs and expenses
Cost of sales excluding pre-publication and publishing rights amortization	78,229	70,165
Pre-publication and publishing rights amortization	36,807	32,058

Cost of sales	115,036	102,223
Selling and administrative	121,361	106,594
Intangible asset amortization	249	750

	236,646	209,567

Operating loss	(103,823)	(84,510)

Other expense
Net interest expense	(27,804)	(7,800)
Debt extinguishment costs	(48,427)	—
Other income, net	18	2

	(76,213)	(7,798)

Loss from continuing operations before taxes	(180,036)	(92,308)
Income tax benefit	(66,253)	(38,795)

Income (loss) from continuing operations	(113,783)	(53,513)
Income (loss) from discontinued operations, net of tax	(1,221)	415

Net loss	(115,004)	(53,098)

Preferred stock dividend, net of tax	—	(980)

Net loss available to common stockholders	$(115,004)	$(54,078)

See accompanying Notes to Unaudited Consolidated Financial Statements

HOUGHTON MIFFLIN COMPANY

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of dollars)

	Three Months Ended March 31,
	2003	2002
	(Successor basis)	(Predecessor basis)
Cash flows provided by (used in) operating activities
Net loss from continuing operations	$(113,783)	$(53,513)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	44,381	38,387
Deferred financing amortization and write-offs	31,834	—
Changes in operating assets and liabilities:
Accounts receivable	69,143	65,370
Inventories	(15,014)	(22,434)
Accounts payable	21,670	46,008
Royalties, net	(31,491)	(30,823)
Deferred and income taxes payable	(67,615)	(13,442)
Interest payable/receivable on intercompany promissory notes	—	1,581
Other, net	(11,236)	(57,207)

Net cash used in continuing operating activities	(72,111)	(26,073)
Net cash provided by (used in) discontinued operating activities	(1,247)	1,350

Net cash used in operating activities	(73,358)	(24,723)

Cash flows used in investing activities
Pre-publication costs	(27,726)	(19,253)
Acquisition of publishing and technology assets, net of cash acquired	(35)	(424)
Property, plant, and equipment expenditures	(5,805)	(10,318)

Net cash used in continuing investing activities	(33,566)	(29,995)
Net cash used in discontinued investing activities	—	(1,320)

Net cash used in investing activities	(33,566)	(31,315)

Cash flows provided by (used in) financing activities
Transaction costs paid on behalf of parent	(5,855)	(1,870)
Issuance (repayment) of short-term financing, net	167	(335)
Proceeds from the issuance of long-term financing	76,816	—
Issuance (repayment) of intercompany working capital	—	51,414
Other	—	638

Net cash provided by continuing financing activities	71,128	49,847
Net cash used in discontinued financing activities	—	(344)

Net cash provided by financing activities	71,128	49,503

Increase in cash and cash equivalents	(35,796)	(6,535)
Cash and cash equivalents at beginning of period	77,797	22,932

Cash and cash equivalents at end of period	$42,001	$16,397

Supplementary disclosure of cash flow information:
Income taxes paid	$1,362	$(25,153)
Interest paid	$17,415	$9,793

See accompanying Notes to Unaudited Consolidated Financial Statements

HOUGHTON MIFFLIN COMPANY

Notes to Unaudited Consolidated Financial Statements

(in thousands)

(1)    Basis of Presentation

        These unaudited consolidated financial statements represent the accounts of Houghton Mifflin Company and its subsidiaries ("Houghton Mifflin" or the "Company"). On December 30, 2002, Houghton Mifflin Holdings, Inc. ("HM Holdings"), a Delaware corporation, acquired all of the outstanding shares of Houghton Mifflin from Vivendi Communications North America Inc. ("VCNA"), a wholly owned subsidiary of Vivendi Universal S.A. ("Vivendi"). Vivendi had acquired all of the outstanding shares of Houghton Mifflin through a tender offer on July 7, 2001. The unaudited consolidated financial statements present the Company for the period January 1, 2003 through March 31, 2003 (successor basis reflecting the HM Holdings acquisition of Houghton Mifflin) and the period January 1, 2002 through March 31, 2002 (predecessor basis for the period of Vivendi's ownership of Houghton Mifflin).

        The accompanying unaudited consolidated financial statements of Houghton Mifflin have been prepared in accordance with generally accepted accounting principles for interim financial information. All adjustments (consisting of normal recurring accruals) that, in the opinion of management, are necessary for the fair presentation of this interim financial information have been included.

        Results of interim periods are not necessarily indicative of results to be expected for the year as a whole. The effect of seasonal business fluctuations and the occurrence of many costs and expenses in annual cycles require certain estimations in the determination of interim results.

        The information contained in the interim financial statements should be read in conjunction with Houghton Mifflin's audited financial statements included elsewhere in this prospectus.

        Certain reclassifications have been made to prior period financial statements in order to conform to the presentation used in the 2003 interim financial statements.

(2)    Goodwill and Intangible Assets

        Components of the Company's identifiable intangible assets are as follows (in thousands):

	March 31, 2003		December 31, 2002
	Cost	Accumulated amortization	Cost	Accumulated amortization
Publication rights	$685,500	$36,297	$685,500	$—
Trademarks and trade names	290,200	—	290,200	—
Customer relationships	5,200	249	5,200	—

	$980,900	$36,546	$980,900	$—

        The Company recorded amortization expense for its amortized intangible assets of $36.5 million and $30.7 million for the three months ended March 31, 2003 and 2002, respectively. Estimated amortization expense for the Company's intangible assets excluding the $36.5 million amortization recorded through March 31, 2003, is as follows (in thousands):

Year ended December 31,
2003	$109,640
2004	$126,230
2005	$97,370
2006	$77,198
2007	$60,578
Thereafter	$183,138

        The changes in the carrying amount of goodwill for each of the Company's reporting segments for the three months ended March 31, 2003 are (in thousands):

	K-12 Publishing	College Publishing	Trade and Reference Publishing	Other	Total
Balance at December 31, 2002	$405,877	$140,876	$2,717	$38,735	$588,205
Adjustments to goodwill:
Purchase accounting adjustments on prior period acquisitions	198	55	48	8	309

Balance at March 31, 2003	$406,075	$140,931	$2,765	$38,743	$588,514

(3)    Stock-Based Compensation

        The Company's employee stock compensation plans are accounted for in accordance with APB No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Under this method, no compensation expense is recognized as long as the exercise price equals or exceeds the market price of the underlying stock on the date of grant. The Company elected the disclosure-only alternative permitted under SFAS No. 123, "Accounting for Stock-Based Compensation," for fixed stock-based awards to employees. All non-employee stock-based awards are accounted for in accordance with SFAS No. 123.

        The Company uses the Black-Scholes option pricing model to estimate the fair value of options granted. The Black Scholes model was developed for use in estimating the value of traded options that have no vesting restrictions and are fully transferable. The Company's employee stock options have characteristics significantly different from those of traded options; therefore, the Black-Scholes option pricing model may not provide a reliable measure of the fair value of the Company's options.

        Subsequent to the merger with Vivendi, certain executives and employees of the Company received stock options representing rights to acquire shares of Vivendi common stock. These stock options represented the only stock-based compensation as of and for the interim periods presented. At the time of the sale of Houghton Mifflin by Vivendi to HM Holdings, Vivendi notified all employees holding the stock options that the options would continue to vest under the terms and conditions of the grants. With the change in ultimate parent ownership, any future financial obligation of any in-the-money options presented by a Houghton Mifflin employee lies with Vivendi, hence no impacts from the fair value recognition provisions of SFAS No. 123 have been presented from the date of the HM Holdings transaction.

        The following table illustrates the effect on net loss if the Company had applied the fair value recognition provisions of SFAS No. 123 to the option grants for the prior year comparable period.

	Three Months Ended
	March 31, 2003	March 31, 2002
Net loss available to common stockholders, as reported	$(115,004)	$(54,060)
Deduct: Stock-based employee compensation expense determined under the fair value method	—	(456)
Pro forma net loss available to common stockholders	$(115,004)	$(54,516)

(4)    Restructuring

        The following table sets forth the activity in restructuring reserves from January 1, 2003 to March 31, 2003.

	Facilities	Work-Force Related	Other	Total
Balance as of December 31, 2002	$3,520	$16,754	$2,389	$22,663
Utilization	(106)	(1,205)	(439)	(1,750)

Balance as of March 31, 2003	$3,414	$15,549	$1,950	$20,913

        Of the approximate 460 employees affected by the restructuring actions identified as part of the acquisition of the Company, 240 employees have been involuntarily terminated as of March 31, 2003.

(5)    Segment and Related Information

        Houghton Mifflin evaluates the performance of its segments based on the profit and loss from operations before interest income and expense, income taxes, and infrequent and extraordinary items.

        Summarized financial information concerning Houghton Mifflin's reportable segments is shown in the following tables. The "Other" segment includes Promissor and unallocated corporate-related items, operations which do not meet the quantitative thresholds of SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," nonrecurring items, and as it relates to segment profit (loss), income and expense not allocated to reportable segments.

  Three months ended March 31, 2003 and March 31, 2002:

	K-12 Publishing	College Publishing	Trade and Reference Publishing	Other	Consolidated
	(in thousands)
2003
Net sales from external customers	$69,623	$20,949	$27,033	$15,218	$132,823
Segment operating loss	(76,971)	(22,728)	(1,513)	(2,611)	(103,823)
2002
Net sales from external customers	$55,486	$20,326	$35,483	$13,762	$125,057
Segment operating income (loss)	(70,087)	(12,609)	1,519	(3,333)	(84,510)

        Reconciliation of segment losses to the condensed consolidated statements of operations:

	March 31,
	2003	2002
	(in thousands)
Total loss from reportable segments	$(103,823)	$(84,510)
Unallocated expense:
Interest expense	(27,804)	(7,800)
Debt extinguishment	(48,427)	—
Other	18	2

Loss before taxes	$(180,036)	$(92,308)

(6)    Recent Accounting Pronouncements

        In November 2002, the FASB Emerging Issues Task Force released Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. EITF 00-21 establishes three principles: (a) revenue arrangements with multiple deliverables should be divided into separate units of accounting; (b) arrangement consideration should be allocated among the separate units of accounting based on their relative fair values; and (c) revenue recognition criteria should be considered separately for separate units of accounting. EITF 00-21 is effective for all arrangements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. The Company is currently reviewing the impact of EITF 00-21.

        On January 17, 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB 51." The primary objectives of FIN No. 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIE. This new model for consolidation applies to an entity for which either: (a) the equity investors (if any) do not have a controlling financial interest; or (b) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN No. 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. The adoption of FIN 46 has not had any significant impact on the Company's results of operations or financial position.

        In May 2003, the FASB issued SFAS No. 150, "Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity," which establishes standards for how an issuer of financial instruments classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception, variations in something other than the fair value of the issuer's equity shares or variations inversely related to changes in the fair value of the issuer's equity shares. Many such instruments were previously classified by issuers as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Houghton Mifflin is currently reviewing the impact of SFAS No. 150.

(7)    Debt and Borrowing Agreements

        On January 3, 2003, Houghton Mifflin purchased $99.2 million of the $100.0 million 7.125% notes due April 1, 2004 through a tender offer. Houghton Mifflin borrowed a $100.0 million term loan under its senior credit facility to finance this purchase. The consent fees for this repurchase totaled approximately $2.3 million and a charge for this amount was recognized in the three months ended March 31, 2003.

        On January 15, 2003, Houghton Mifflin commenced a tender offer for the $125.0 million of 7.0% notes due March 1, 2006. On February 13, 2003, Houghton Mifflin repurchased nearly all of these notes. The premium paid and consent fees for this purchase was approximately $12.8 million. A charge of approximately $16.7 million on this repurchase was recognized in the three months ended March 31, 2003.

        On January 30, 2003, Houghton Mifflin issued $600 million of 8.25% senior notes that mature on February 1, 2011. Houghton Mifflin also issued $400 million of 9.875% senior subordinated notes that mature on February 1, 2013. The senior subordinated notes were priced at 99.22% of principal amount to yield an effective interest rate of 10.0%. The net proceeds from these notes were approximately $950.9 million after deducting original issue discounts on senior subordinated notes and estimated fees and expenses related to this offering. The net proceeds from these two notes were used to repay the above notes, the $500 million of senior subordinated bridge loan, plus accrued interest, and the $275.0 million Term Loan B, plus accrued interest. The Senior Secured Credit Facility was terminated and the Company entered into an Amended and Restated Credit and Guaranty Agreement. As a result of this refinancing, the Company recognized a charge of approximately $30 million in the three months ended March 31, 2003 for the deferred financing fees related to these debt instruments.

        On March 5, 2003, Houghton Mifflin entered into an Amended and Restated Credit and Guaranty Agreement. This agreement provides Houghton Mifflin with a $325 million senior secured revolving credit facility. This revolving credit facility, for which we pay annual commitment fees, expires on

December 30, 2008. The revolving credit facility requires Houghton Mifflin to maintain certain interest coverage, leverage and senior leverage ratios, as defined under the terms of the facility.

        Long term debt consists of the following:

	March 31, 2003	December 31, 2002
$150,000 of 7.20% senior secured notes due March 15, 2011	$135,876	$135,435
$125,000 of 7.00% senior secured notes due March 1, 2006	40	121,138
$100,000 of 7.125% senior secured notes due April 1, 2004	841	102,500
Senior secured credit facility, variable rate	—	175,000
Senior subordinated bridge loan, variable rate	—	500,000
$600,000 of 8.25% senior unsecured notes due February 1, 2011	600,000	—
$400,000 of 9.875% senior unsecured subordinated notes due February 1, 2013	396,932	—
Other	484	317

	1,134,173	1,034,390
Less: current portion of long term debt	484	317

Long term debt, excluding current installments	$1,133,689	$1,034,073

(8)    Inventory

        Inventories are comprised of the following:

	March 31, 2003	December 31, 2002
Finished goods	$209,242	$193,834
Work-in-progress	6,043	7,519
Raw materials	7,654	6,573

	$222,939	$207,926

(9)    Commitments and Contingencies

  Contingencies

        Houghton Mifflin is involved in ordinary and routine litigation and matters incidental to its business. There are no such matters pending that Houghton Mifflin expects to be material in relation to its financial condition, results of operations or cash flows.

        Houghton Mifflin is contingently liable for $13.2 million in performance bonds posted as security for a significant customer.

        Houghton Mifflin is contingently liable for approximately $30 million in retention agreements to key employees. These retention agreements expire on or before June 30, 2004, when the Company will pay amounts then due. The Company is recording the expense of these arrangements ratably over the retention period and had accrued $13.5 million and paid $1.0 million as of March 31, 2003.

  Contractual Obligations

        The Company continues to routinely enter into standard indemnification provisions as part of licensee agreements involving use of its intellectual property. These provisions typically require the Company to indemnify, and hold harmless, licensees in connection with any infringement claim by a third party relating to the intellectual property covered by the license agreement. Riverside and Promissor routinely enter into contracts with customers that contain provisions requiring the Company to indemnify the customer against a broad array of potential liabilities resulting from any breach of the contract or the invalidity of the test. Although the term of these provisions and the maximum potential amounts of future payments the Company could be required to make is not limited, the Company has never incurred any costs to defend or settle claims related to these types of indemnification provisions. The Company therefore believes the estimated fair value of these provisions is minimal.

        Contractual obligations of this nature entered into prior to December 31, 2002 are grandfathered under the provisions of FIN No. 45. Those arising subsequent to December 31, 2002 are governed by FIN No. 45. No liabilities have been recorded as of March 31, 2003 for any of these contractual obligations as the Company believes (i) the exposure to liability is minimal based upon historical experience and (ii) the guarantees provided are normal and customary in the industry resulting in no premium being received from the counterparty of such arrangements.

(10)    Deferred Compensation Plan of HM Holdings

        In January 2003, HM Holdings established a Deferred Compensation Plan. The Deferred Compensation Plan was offered to selected top executives and key employees of Houghton Mifflin, allowing the employees to defer receipt of all or a portion of their retention agreement payments (see Note 9) in exchange for an interest in the common stock of HM Holdings. In January 2003, approximately 30 of our employees elected to participate in the Deferred Compensation Plan and deferred an aggregate $4.8 million of payments due pursuant to their respective retention agreements.

$1,000,000,000

Houghton Mifflin Company

Offer to Exchange All Outstanding $600,000,000 8.250% Senior Notes due 2011 for $600,000,000 8.250% Senior Notes due 2011, which have been registered under the Securities Act of 1933.

Offer to Exchange All Outstanding $400,000,000 9.875% Senior Subordinated Notes due 2013 for $400,000,000 9.875% Senior Subordinated Notes due 2013, which have been registered under the Securities Act of 1933.

Until October 23, 2003, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers.

        As permitted by Massachusetts law, the Restated Articles of Organization of the Company (the "Articles of Organization") contain indemnification provisions to the effect that, subject to certain standards, directors and officers may be indemnified by the Company for all liabilities incurred by them in connection with any proceeding in which they are involved as a result of serving or having served as a director or officer of the Company or, at the request of the Company, as a director or officer of any other organization or in any capacity with respect to any employee benefit plan.

        As permitted by Massachusetts law, the Articles of Organization provide that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages arising out of the director's breach of his or her fiduciary duty, except to the extent that the Massachusetts Business Corporation Law ("MBCL") does not permit exemption from such liability. Currently, the MBCL provides that a director remains potentially liable for monetary damages for (i) any breach of the director's duty of loyalty to the Company or its stockholders; (ii) any acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law; (iii) an improper payment of a dividend, improper repurchase of the Company's stock, or certain loans to directors and officers of the Company in violation of Sections 61 or 62 of MBCL; or (iv) any transaction from which a director derives an improper benefit.

        As also permitted by the MBCL, the Company has purchased directors' and officers' liability insurance, which insures against certain liabilities incurred in connection with the performance of their duties.

Item 21. Exhibits and Financial Statement Schedules

  (a) Exhibits

Exhibit Number	Description
3.1	Restated Articles of Organization.*
3.2	By-Laws.*
4.1	Indenture, dated as of January 30, 2003, between Houghton Mifflin Company and Wells Fargo Bank Minnesota, N.A., regarding the 9.785% Senior Subordinated Notes due 2013.*
4.2	Indenture, dated as of January 30, 2003, between Houghton Mifflin Company and Wells Fargo Bank Minnesota, N.A, regarding the 8.250% Senior Notes due 2011.*
4.3	Form of 9.785% Senior Subordinated Notes due 2013 (contained in Exhibit 4.1).
4.4	Form of 8.250% Senior Notes due 2011 (contained in Exhibit 4.2).
4.5	Exchange and Registration Rights Agreement, dated as of January 30, 2003, among Houghton Mifflin Company and Goldman, Sachs & Co., CIBC World Markets Corp., Deutsche Bank Securities Inc. and Fleet Securities, Inc., regarding the 9.785% Senior Subordinated Notes due 2013.*
4.6	Exchange and Registration Rights Agreement, dated as of January 30, 2003, among Houghton Mifflin Company and Goldman, Sachs & Co., CIBC World Markets Corp., Deutsche Bank Securities Inc. and Fleet Securities, Inc., regarding the 8.250% Senior Notes due 2011.*
4.7	Indenture, dated as of March 15, 1994, between U.S. Bank N.A., as successor trustee, and Houghton Mifflin Company (form of note attached as exhibit thereto).*

4.8	First Supplemental Indenture, dated as of July 27, 1995, between U.S. Bank N.A., as successor trustee, and Houghton Mifflin Company.*
4.9	Second Supplemental Indenture, dated as of December 30, 2002, between U.S. Bank N.A., as successor trustee, and Houghton Mifflin Company.*
4.10	Third Supplemental Indenture, dated as of February 7, 2003, between U.S. Bank N.A., as successor trustee, and Houghton Mifflin Company.*
5.1	Opinion of Simpson Thacher & Bartlett LLP as to the legality of the securities being registered.
5.2	Opinion of Paul D. Weaver, Esq. as to certain matters relating to laws of the Commonwealth of Massachusetts.
10.1	Assumption Agreement, dated December 30, 2002, between Versailles Acquisition Corporation and Houghton Mifflin Company.*
10.2	Credit and Guaranty Agreement, dated as of December 30, 2002, among Versailles Acquisition Corporation, Versailles U.S. Holding Inc., CIBC World Markets Corp., Goldman Sachs Credit Partners L.P, Deutsche Bank Securities Inc., Canadian Imperial Bank of Commerce and Fleet Securities Inc.*
10.3	Pledge and Security and Collateral Trust Agreement, dated as of December 30, 2002, between Versailles Acquisition Corporation and Canadian Imperial Bank of Commerce.*
10.4	Pledge and Security Agreement, dated as of December 30, 2002, between Versailles U.S. Holding Inc. and Canadian Imperial Bank of Commerce.*
10.5	Share Purchase Agreement, dated as of November 4, 2002, among Vivendi Universal S.A., Vivendi Communications North America, Inc. and Versailles Acquisition Corporation.*
10.6	Amendment No. 1 to Share Purchase Agreement, dated as of December 29, 2002, among Vivendi Universal S.A., Vivendi Communications North America, Inc. and Versailles Acquisition Corporation.*
10.7	Form of Senior Executive Retention Agreement and amendment letter thereto.*
10.8	Trust Agreement for Houghton Mifflin Holdings, Inc. 2003 Deferred Compensation Plan.*
10.9	2003 Deferred Compensation Plan.*
10.10	Form of 2003 Senior Executive Retention Agreement Waiver and Election.*
10.11	Employment Agreement of Mr. Hans Gieskes.*
10.12	Employment Agreement of Ms. Sylvia Metayer.*
10.13	Employment Agreement of Mr. Gerald T. Hughes.*
10.14	Employment Agreement of Mr. Albert Bursma, Jr.*
10.15	2003 Management Incentive Compensation Plan.*
10.16	Stockholders Agreement, dated as of December 30, 2002, among Houghton Mifflin Company, Houghton Mifflin Holdings, Inc. and Bain Capital, LLC, Thomas H. Lee Partners, L.P. and The Blackstone Group L.P.*
10.17	Management Agreement, dated as of December 30, 2002, among Houghton Mifflin Company, Houghton Mifflin Holdings, Inc. and Bain Capital Partners LLC, THL Managers V, L.L.C. and Blackstone Management Partners III L.L.C.*
10.18	First Amendment to Lease by and among Davis Church Office Development, L.L.C., as landlord, and Houghton Mifflin Company, as tenant, dated as of July 25, 2002.*
10.19	Second Amendment to Lease by and among Davis Church Office Development, L.L.C., as landlord, and Houghton Mifflin Company, as tenant, dated as of October 1, 2002.*
10.20	Office Lease by and between Davis Church Office Development, L.L.C., as landlord, and Houghton Mifflin Company, as tenant.*
10.21	Office Lease by and between Two Twenty Two Berkeley Venture, as landlord, and Houghton Mifflin Company, as tenant.*

12.1	Statement re Computation of Ratios.*
16.1	Letter from Ernst & Young LLP.*
21.1	Subsidiaries of the Registrant.*
23.1	Consent of Simpson Thacher & Bartlett LLP (contained in Exhibit 5.1).
23.2	Consent of PricewaterhouseCoopers LLP.
23.3	Consent of Ernst & Young LLP.
24.1	Power of Attorney (contained on signature page).*
25.1	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of Wells Fargo Bank Minnesota, N.A.*
99.1	Form of Letter of Transmittal.*
99.2	Form of Notice of Guaranteed Delivery.*

*
Previously filed.

(b)
Financial Statements and Schedules.

HOUGHTON MIFFLIN COMPANY
CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS

Years ended December 31, 2002, 2001 and 2000
(In thousands of dollars)

		Additions
	Balance at beginning of year	Charged to cost and expense	Charged to other accounts	Deductions	Balance at end of year
2002
Allowance for bad debts	$8,636	$450	$872(1)	$2,444(4)	$7,514
Allowance for book returns	29,194	94,706	—	91,332(2)	32,568
Allowance for authors' advances	29,763	4,228	—	780(3)	33,211
Allowance for inventory valuation	65,712	17,312	927(1)	33,740(5)	50,211
7/7/01—12/31/01
Allowance for bad debts	$6,835	$303	$1,669(1)	$171(4)	$8,636
Allowance for book returns	18,091	47,862	219(1)	36,978(2)	29,194
Allowance for authors' advances	25,841	1,819	2,925(1)	822(3)	29,763
Allowance for inventory valuation	75,823	4,997	(6,141)(1)	8,967(5)	65,712
1/1/01—7/6/01
Allowance for bad debts	$6,383	$2,665	$—	$2,213(4)	$6,835
Allowance for book returns	24,118	35,526	—	41,553(2)	18,091
Allowance for authors' advances	26,450	4,798	—	5,407(3)	25,841
Allowance for inventory valuation	58,381	30,589	—	13,147(5)	75,823
2000
Allowance for bad debts	$5,559	$1,491	$20(1)	$687(4)	$6,383
Allowance for book returns	25,242	71,005	—	72,129(2)	24,118
Allowance for authors' advances	28,171	2,827	—	4,548(3)	26,450
Allowance for inventory valuation	50,999	18,027	1,446(1)	12,091(5)	58,381

(1)
Reflects additions (deductions) to the allowance from acquisitions made during the year.

(2)
Books actually returned during the year.

(3)
Write-offs of unearned author advances.

(4)
Write-offs of uncollectible customer receivables, net of recoveries.

(5)
Inventory physically destroyed during the year.

REPORT OF INDEPENDENT ACCOUNTANTS ON
FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and the Stockholder
of Houghton Mifflin Company:

        Our audit of the consolidated financial statements referred to in our reports dated April 29, 2003 appearing in this Form S-4 also included an audit of the financial statement schedule as of December 31, 2002 and for the year then ended, presented in Item 21 (b) of this Form S-4. In our opinion, this financial statement schedule as of December 31, 2002 and for the year then ended presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
April 29, 2003

REPORT OF INDEPENDENT AUDITORS
ON FINANCIAL STATEMENT SCHEDULE

To Houghton Mifflin Company:

        We have audited the consolidated financial statements of Houghton Mifflin Company at December 31, 2001 (Predecessor Basis), and for the periods from July 7, 2001 to December 31, 2001 (Predecessor Basis), and the period from January 1, 2001 to July 6, 2001 and the year ended December 31, 2000 (Pre-predecessor Basis), and have issued our report thereon dated December 23, 2002, except for Note 6, paragraph 2, as to which the date is May 29, 2003 (included elsewhere in this Registration Statement on Form S-4). Our audit also included the financial statement schedule listed in Part II of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit.

        In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

        /s/ ERNST & YOUNG LLP

New York, New York
December 23, 2002

Item 22. Undertakings

          (a)    The undersigned registrant hereby undertakes:

            (1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)    to include any prospectus required by Section 10(a)(3) of the Securities Act;

              (ii)    to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more that a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

              (iii)    to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

            (2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

            (3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (b)    The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 22 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          (c)    The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

          (d)    Insofar as indemnification for liabilities arising under Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant issuer has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Boston, Commonwealth of Massachusetts, on July 23, 2003.

HOUGHTON MIFFLIN COMPANY
By:	/s/ DAVID R. CARON Name: David R. Caron Title: Senior Vice President and Chief Financial Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the registration statement has been signed on July 23, 2003 by or on behalf of the following persons in the capacities indicated.

Signature	Title

/s/ SYLVIA METAYER Sylvia Metayer	Interim Chief Executive Officer, Executive Vice President and Chief Operating Officer
* David Caron	Senior Vice President and Chief Financial Officer
* David Blitzer	Director
* Charles Brizius	Director
* Robert Friedman	Director

* Jonathan Goodman	Director
* Seth Lawry	Director
* Mark Nunnelly	Director
Michael Perik	Director
* Scott Sperling	Director
*By:	/s/ DAVID CARON David Caron Attorney-In-Fact

EXHIBIT INDEX

Exhibit Number	Description
3.1	Restated Articles of Organization.*
3.2	By-Laws.*
4.1	Indenture, dated as of January 30, 2003, between Houghton Mifflin Company and Wells Fargo Bank Minnesota, N.A., regarding the 9.785% Senior Subordinated Notes due 2013.*
4.2	Indenture, dated as of January 30, 2003, between Houghton Mifflin Company and Wells Fargo Bank Minnesota, N.A, regarding the 8.250% Senior Notes due 2011.*
4.3	Form of 9.785% Senior Subordinated Notes due 2013 (contained in Exhibit 4.1).
4.4	Form of 8.250% Senior Notes due 2011 (contained in Exhibit 4.2).
4.5	Exchange and Registration Rights Agreement, dated as of January 30, 2003, among Houghton Mifflin Company and Goldman, Sachs & Co., CIBC World Markets Corp., Deutsche Bank Securities Inc. and Fleet Securities, Inc., regarding the 9.785% Senior Subordinated Notes due 2013.*
4.6	Exchange and Registration Rights Agreement, dated as of January 30, 2003, among Houghton Mifflin Company and Goldman, Sachs & Co., CIBC World Markets Corp., Deutsche Bank Securities Inc. and Fleet Securities, Inc., regarding the 8.250% Senior Notes due 2011.*
4.7	Indenture, dated as of March 15, 1994, between U.S. Bank N.A., as successor trustee, and Houghton Mifflin Company (form of note attached as exhibit thereto).*
4.8	First Supplemental Indenture, dated as of July 27, 1995, between U.S. Bank N.A., as successor trustee, and Houghton Mifflin Company.*
4.9	Second Supplemental Indenture, dated as of December 30, 2002, between U.S. Bank N.A., as successor trustee, and Houghton Mifflin Company.*
4.10	Third Supplemental Indenture, dated as of February 7, 2003, between U.S. Bank N.A., as successor trustee, and Houghton Mifflin Company.*
5.1	Opinion of Simpson Thacher & Bartlett LLP as to the legality of the securities being registered.
5.2	Opinion of Paul D. Weaver, Esq. as to certain matters relating to laws of the Commonwealth of Massachussets.
10.1	Assumption Agreement, dated December 30, 2002, between Versailles Acquisition Corporation and Houghton Mifflin Company.*
10.2	Credit and Guaranty Agreement, dated as of December 30, 2002, among Versailles Acquisition Corporation, Versailles U.S. Holding Inc., CIBC World Markets Corp., Goldman Sachs Credit Partners L.P, Deutsche Bank Securities Inc., Canadian Imperial Bank of Commerce and Fleet Securities Inc.*
10.3	Pledge and Security and Collateral Trust Agreement, dated as of December 30, 2002, between Versailles Acquisition Corporation and Canadian Imperial Bank of Commerce.*
10.4	Pledge and Security Agreement, dated as of December 30, 2002, between Versailles U.S. Holding Inc. and Canadian Imperial Bank of Commerce.*
10.5	Share Purchase Agreement, dated as of November 4, 2002, among Vivendi Universal S.A., Vivendi Communications North America, Inc. and Versailles Acquisition Corporation.*
10.6	Amendment No. 1 to Share Purchase Agreement, dated as of December 29, 2002, among Vivendi Universal S.A., Vivendi Communications North America, Inc. and Versailles Acquisition Corporation.*
10.7	Form of Senior Executive Retention Agreement.*
10.8	Trust Agreement for Houghton Mifflin Holdings, Inc. 2003 Deferred Compensation Plan.*
10.9	2003 Deferred Compensation Plan.*
10.10	Form of 2003 Senior Executive Retention Agreement Waiver and Election.*

10.11	Employment Agreement of Mr. Hans Gieskes.*
10.12	Employment Agreement of Ms. Sylvia Metayer.*
10.13	Employment Agreement of Mr. Gerald T. Hughes.*
10.14	Employment Agreement of Mr. Albert Bursma, Jr.*
10.15	2003 Management Incentive Compensation Plan.*
10.16	Stockholders Agreement, dated as of December 30, 2002, among Houghton Mifflin Company, Houghton Mifflin Holdings, Inc. and Bain Capital, LLC, Thomas H. Lee Partners, L.P. and The Blackstone Group L.P.*
10.17	Management Agreement, dated as of December 30, 2002, among Houghton Mifflin Company, Houghton Mifflin Holdings, Inc. and Bain Capital Partners LLC, THL Managers V, L.L.C. and Blackstone Management Partners III L.L.C.*
10.18	First Amendment to Lease by and among Davis Church Office Development, L.L.C., as landlord, and Houghton Mifflin Company, as tenant, dated as of July 25, 2002.*
10.19	Second Amendment to Lease by and among Davis Church Office Development, L.L.C., as landlord, and Houghton Mifflin Company, as tenant, dated as of October 1, 2002.*
10.20	Office Lease by and between Davis Church Office Development, L.L.C., as landlord, and Houghton Mifflin Company, as tenant.*
10.21	Office Lease by and between Two Twenty Two Berkeley Venture, as landlord, and Houghton Mifflin Company, as tenant.*
12.1	Statement re Computation of Ratios.*
16.1	Letter from Ernst & Young LLP.*
21.1	Subsidiaries of the Registrant.*
23.1	Consent of Simpson Thacher & Bartlett LLP (contained in Exhibit 5.1).
23.2	Consent of PricewaterhouseCoopers LLP.
23.3	Consent of Ernst & Young LLP.
24.1	Power of Attorney (contained on signature page).*
25.1	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of Wells Fargo Bank Minnesota, N.A.*
99.1	Form of Letter of Transmittal.*
99.2	Form of Notice of Guaranteed Delivery.*

*
Previously filed.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
Our Company
Industry Overview
Our Business Strengths
Our Business Strategy
Risks Relating To Our Business Strategy
Recent Developments
The Transactions
Ownership Structure
Summary of Terms of the Exchange Offers
Summary of Terms of Exchange Notes
Risk Factors
Summary Unaudited Pro Forma Consolidated Financial and Other Data
Summary Historical Consolidated Financial and Other Data
Summary Historical Consolidated Financial and Other Data
RISK FACTORS
Risks Related to Our Business
Risks Related to the Notes
FORWARD-LOOKING STATEMENTS
TRADEMARKS AND COPYRIGHTS
MARKET DATA
THE ACQUISITION
USE OF PROCEEDS
CAPITALIZATION
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2002
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2003
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
Summary Compensation Table
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
DESCRIPTION OF OTHER INDEBTEDNESS
DESCRIPTION OF NOTES
THE EXCHANGE OFFERS
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
MATERIAL ERISA CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
WHERE YOU CAN FIND ADDITIONAL INFORMATION
Houghton Mifflin Company Index to Consolidated Financial Statements
Report of Independent Accountants
Report of Independent Accountants
HOUGHTON MIFFLIN COMPANY CONSOLIDATED STATEMENTS OF INCOME (In thousands of dollars, except per-share amounts)
HOUGHTON MIFFLIN COMPANY CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (In thousands of dollars, except per-share amounts)
HOUGHTON MIFFLIN COMPANY Notes to Consolidated Financial Statements (Tabular data in thousands, except per share data)
SUMMARY OF OPERATIONS BY QUARTER (UNAUDITED)
HOUGHTON MIFFLIN COMPANY UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands of dollars)
HOUGHTON MIFFLIN COMPANY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of dollars)
HOUGHTON MIFFLIN COMPANY Notes to Unaudited Consolidated Financial Statements (in thousands)
PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
HOUGHTON MIFFLIN COMPANY CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS Years ended December 31, 2002, 2001 and 2000 (In thousands of dollars)
REPORT OF INDEPENDENT ACCOUNTANTS ON FINANCIAL STATEMENT SCHEDULE
REPORT OF INDEPENDENT AUDITORS ON FINANCIAL STATEMENT SCHEDULE
SIGNATURES
EXHIBIT INDEX